As confidentially submitted to the Securities and Exchange Commission on May 30, 2024

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WeRide Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7373	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

21st Floor, Tower A, Guanzhou Life Science Innovation Center,

No. 51, Luoxuan Road, Guangzhou International Biotech Island,

Guangzhou 510005

People’s Republic of China

+86 (20) 2909-3388

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[    ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing People’s Republic of China +86 10 6535-5500	Brian V. Breheny, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 +1-202-371-7000	Benjamin Su, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852 2912-2500

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholder] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated     , 2024.

American Depositary Shares

WeRide Inc.

Representing          Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of WeRide Inc. We are offering       ADSs [, and the selling shareholders identified in this prospectus are offering an aggregate of      additional ADSs]. Each ADS represents     of our Class A ordinary shares, par value US$0.00001 per share.

Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. We anticipate that the initial public offering price will be between US$      and US$     per ADS. [We will not receive any proceeds from the ADSs sold by the selling shareholders.]

Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares.      and     will beneficially own all of our issued Class B ordinary shares and will be able to exercise an aggregate of approximately    % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights other than voting and conversion rights. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to      votes per share on all matters submitted to them for a vote. Each of the Class B ordinary shares is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

We intend to apply for the listing of the ADSs on the Nasdaq Stock Market under the symbol “WRD.” This offering is contingent upon the approval for our Nasdaq listing.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 31 for additional information and factors you should consider before buying the ADSs.

WeRide Inc. is not an operating company in mainland China, but a Cayman Islands holding company with operations mainly conducted by its subsidiaries in mainland China. As used in this registration statement, “we,” “us,” “our company,” “the Company” or “our” refers to WeRide Inc., our Cayman Islands holding company, and its subsidiaries, including WeRide, and “WeRide” refers to Guangzhou Wenyuan Zhixing Technology Co., Ltd. and its subsidiaries in mainland China. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by WeRide.

For the years ended December 31, 2021, 2022 and 2023, there were intra-group loans, capital contributions and amounts paid under intra-group transactions. See “Prospectus Summary—Cash Flows through Our Organization.” We have established stringent controls and procedures for monitoring cash flows within our organization. The cash of our group is under the unified management of our finance department. Each cash requirement, after raised by the business department of an operating entity, is required to go through a two-to-five-level review process, depending on the relevant business department making such request and the amount of cash involved. A single employee is not permitted to complete all requisite reviews of a cash transfer, but rather only portions of the whole procedure. For special cash requirements that are out of the ordinary course of our business, additional review may be required to ensure the cash transfer is compliant with our internal policies and procedures. After such cash requirement is approved by the responsible persons in the finance department, the treasury department makes the cash transfer to the relevant operating entities. We strictly follow the foregoing controls and procedures to ensure that each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval. To date, we have not had any difficulty in transferring cash among our Cayman Islands holding company and our subsidiaries. The cash transfers through our organization are also subject to restrictions and limitations under PRC laws and regulations, which may restrict our subsidiaries’ ability to pay dividends or make payments to the Cayman Islands holding company, and thus cause the value of our securities you invest in this offering to significantly decline or become of little or no value. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries. As of the date of this prospectus, no subsidiaries have paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions have been paid or made to U.S. investors. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our mainland China subsidiaries via capital contribution or shareholder loans, as the case may be. For a detailed description of how cash is transferred through our organization and these restrictions, see “Prospectus Summary—Cash Flows through Our Organization.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in mainland China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions and oversight on data security. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless.

On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, which is headquartered in mainland China. Under the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading in the U.S. under the HFCAA. For more details, see “Risk Factors—Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work,” and “Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

PRICE US$      PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$
[Proceeds, before expenses, to the selling shareholders	US$	US$	]

(1)	See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

We [and the selling shareholders] have granted the underwriters a 30-day option to purchase up to     additional ADSs at the initial public offering less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about     , 2024.

Morgan Stanley	J.P. Morgan	CICC

The date of this prospectus is     , 2024.

WeRide

To Transform Urban Living with Autonomous Driving

WeRide Robovan

Software
Hardware
Cloud Infrastructure
WeRide One
ADAS
Robotaxi
Robosweeper
Robovan
Robobus

CONRAD
WeRide

WeRide
文远知行
无人驾驶环卫车

WeRide
文远知行

WeRide
TXAI

The Largest

Commercialization revenue globally among peers[1]

The Only Company That Offers Commercialized L2-L4 Full Range

Smart mobility solutions for cities

The Only Company With Autonomous Driving Test Permits

In China, the US, the UAE and Singapore[2]

30 Cities in 7 Countries

With trial and commercial operations of multi products[2]

Notes:

(1) As of March 31, 2024

(2) As of the date of this prospectus

Until      , 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters take responsibility for any other information others may give you. We [and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ADSs. Our business, financial condition, results of operations and prospectus may have changed since that date.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. Unless otherwise indicated, information contained in this prospectus concerning WeRide’s industry and the regions in which WeRide operates, including its general expectations, market position, market size, market opportunity, market share, competitive landscape, market rankings, capabilities of market participants and other management estimates, is based on an industry report dated May 30, 2024 and commissioned by us and prepared by China Insights Industry Consultancy Limited, or CIC, to provide information regarding WeRide’s industry and market position. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Our Mission

To transform urban living with autonomous driving.

Overview

WeRide is the most commercially successful L4 autonomous driving company globally as measured by our commercialization revenue in 2021, 2022 and 2023.

We believe WeRide’s autonomous driving technology is among the most advanced and commercially proven in the world, designed to cater to a broad spectrum of scenarios from urban environments to highways. WeRide provides autonomous driving products and services from L2 to L4, addressing the vast majority of transportation needs across the widest range of use cases on open road, including in mobility, logistics, and sanitation industries. In September 2023, WeRide earned a prestigious position among the top ten on Fortune Magazine’s “2023 Change the World” list. This recognition highlights our profound impact on society and the global environment through groundbreaking innovations and sustainable business practices, placing us alongside industry giants like Tesla and General Motors.

WeRide is a global leader and a first mover in the autonomous driving industry. WeRide has achieved many first-of-its-kind milestones:

•	First autonomous driving company in the world to operate in 30 cities across seven countries;

•	The only autonomous driving company in the world to obtain test permits for autonomous driving vehicles in four countries;

•	First company in the world to offer paid L4 robotaxi services to the public with the longest operation track record;

•	First company in the world to develop a purpose-built L4 robobus designed for open road, as well as the first to launch driverless robobus services on open road to the public;

•	First company in the world to develop an L4 robovan dedicated to intra-city delivery of goods and to obtain test driving permit for the robovan on open roads;

•	First company in the world to develop a purpose-built L4 robosweeper designed for open road as well as the first to launch driverless robosweeper urban cleaning services;

•	First autonomous driving company in the world to accumulate 10,000 purpose-built L4 autonomous driving vehicle orders, and the most advanced in commercialization milestones across industries; and

•	The only autonomous driving company to achieve mass production of an ADAS solution within 18 months into development, the quickest among peers.

From day one, we decided to tackle the challenges of commercial viability, practicability and scalability of autonomous driving. We believe innovation does not flourish in a vacuum, but rather must be applied in real world settings. Therefore, we embarked on a relentless pursuit of product and service offerings that are deployable, rather than experimental, commercializable, rather than conceptual, with the commitment to delivering premium products and services for our customers in various industries. This was not an easy path, but has been proven to be the right one.

We have built our concrete business foundation upon our unparalleled experience from open-road operations. Our diverse fleet of L4 autonomous driving vehicles across full-range use cases serve as the strongest testimony to the versatility, reliability and commercial readiness of our technology. Our industry-leading WeRide One platform is highly universal and scalable, facilitating easy deployment across various vehicle types and applications under different urban environments. Our technological advancement has successfully created a flywheel effect where it allows us to efficiently maintain our leading position with disciplined resource investment. In addition, we have been accelerating the commercialization of our technology by forging strategic alliances with our ecosystem partners, including world-class vehicle OEMs, Tier 1 suppliers, logistics and urban service providers, among many other key stakeholders across the industry. Furthermore, our proactive global presence, characterized by early market entry and wide geographical coverage, undoubtedly places us ahead of our peers. Our proven business development capabilities in the international markets and the worldwide recognition enable us to secure global business opportunities and penetrate into emerging autonomous driving markets more swiftly and more smoothly. Our robust cash runway, driven by a go-to-market strategy that ensures stable cash flow, enables us to transcend industry cycles and achieve sustainable development in the longer run. These factors collectively establish a firm base and unique advantage for WeRide’s undisputed leadership in the global autonomous driving industry.

Today, WeRide operates one of the world’s largest autonomous driving fleets and has been delivering and expanding its provision of L4 autonomous driving services, including in the mobility, logistics and sanitation industries. Its L4 autonomous driving vehicles are capable of navigating dense urban environments, operating all day and under all weather conditions. Its capabilities to operate autonomous driving vehicles under all weather conditions and environments are evidenced by its global presence and accident-free track record. WeRide’s autonomous driving vehicles are test running and conducting commercial pilots in 30 cities and seven countries across Asia, the Middle East and Europe. WeRide is the L4 autonomous driving company with operations in the most countries. Its leadership in L4 autonomous driving technology has also positioned it well for the development of cutting-edge ADAS solutions, where it partners with Bosch, the world’s largest Tier 1 supplier by market share, and has successfully commercialized a state-of-the-art ADAS solution.

Our revenue increased by 281.7% from RMB138.2 million in 2021 to RMB527.5 million in 2022. In 2023, our revenue was RMB401.8 million (US$57.0 million), reflecting a moderate reduction compared to 2022. We generate revenue primarily from (i) the sales of our L4 autonomous driving vehicles, mainly including our robobuses, robotaxis and robosweepers, and related sensor suites, and (ii) the provision of L4 autonomous driving and ADAS services, including the provision of L4 autonomous driving operational and technical support services as well as ADAS research and development services. We had the smallest net loss as compared with publicly-listed L4 companies globally in 2021, 2022 and 2023. Our loss for the year was RMB1,007.3 million, RMB1,298.5 million and RMB1,949.1 million (US$274.5 million) in 2021, 2022 and 2023, respectively. Our non-IFRS adjusted net loss was RMB426.8 million, RMB401.7 million and RMB501.7 million (US$70.7 million) in 2021, 2022 and 2023, respectively. For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for details.

Below are WeRide’s major achievements to date:

Source: CIC

Notes:

(1)	As of March 31, 2024
(2)	As of the date of this prospectus

Market Opportunity

Aging populations, rising labor costs, and increasing use cases in cities around the world present vast opportunities for participants in the autonomous driving industry. Autonomous driving is expected to see tremendous growth. Autonomous driving technology effectively reduces human errors, which is the cause of around 90% of traffic accidents, and substantially enhances operational efficiency by reducing labor costs and maximizing the operating hours of each vehicle. WeRide is actively capitalizing on these opportunities, particularly in international markets. It has already begun commercial operations and strategic expansions overseas, positioning itself to harness these global trends and cater to the specific needs of aging populations, high labor costs, and urbanization in cities worldwide. In addition, autonomous driving technology helps reduce energy consumption and greenhouse gas emissions, as autonomous driving vehicles respond more precisely when accelerating and braking, which can reduce energy consumption by 15% and therefore potentially reduce greenhouse gas emissions by up to 300 million tons a year. Autonomous driving technology also empowers people that are troubled with mobility difficulties and creates new forms of job opportunities, such as autonomous vehicle and control system engineers, software developers and data scientists and analysts, all contributing to immense environmental and social benefits. By 2030, the size of the global and mainland China’s autonomous driving market will reach US$1,745 billion and US$639 billion, respectively, representing CAGRs of 91% and 100% from 2022 to 2030, respectively. In particular, L4 autonomous driving is expected to gradually dominate the market worldwide and in mainland China, and is expected to account for 88% and 91% of the overall autonomous driving market globally and in mainland China, respectively, in terms of revenue in 2030.

L4 autonomous driving technology is believed to improve safety, enhance travel experience and reduce operating costs, and has tremendous potential to be applied in many urban use cases. The most prominent areas of application include robotaxi services, robo logistics services and other services such as robobus and robo sanitation services. The commercialization of L4 and above autonomous driving use cases is projected to reach a total of US$1,535 billion globally, representing a CAGR of 151% from 2022 to 2030. Several of these use cases are already in the early stages of commercialization and are expected to see accelerated growth.

Source: CIC

Notes:

(1)	Market size including all automation levels
(2)	Including robosweeper and other applications
(3)	Including robotaxis and robobuses

Value Proposition

WeRide’s autonomous driving products and services address the most pressing concerns and challenges faced by contemporary city life:

•

Safety. We believe WeRide’s autonomous driving technologies can meaningfully improve transportation safety. Approximately 43.2 million traffic accidents occur per year globally with over 90% attributable to human error. According to the Department of Motor Vehicles of the United States, L4 companies reported an average of less than 100 crashes per 100 million miles driven in 2021 compared with more than 500 crashes per 100 million miles for human drivers. WeRide’s autonomous driving vehicles have not caused any safety incidents as of the date of this prospectus after four years of commercial operations on open road.

•

Cost efficiency. Autonomous driving can reshape urban living and significantly improve unit economics through cost savings. For example, robotaxi platforms are estimated to have an extra gross margin headroom of at least 43% compared to traditional shared mobility platforms by 2027 in mainland China; robovans are estimated to have approximately 45% lower annual operating cost compared with traditional vans by 2027 in Singapore.

•

Environmental and social impact. We are committed to building a more sustainable future and bringing positive changes to communities. WeRide’s autonomous driving technologies enable a more efficient transportation network with higher vehicle utilization and less congestion and alleviate any shortage of human drivers. Compared to human operations, L4 autonomous driving can deliver over 15% better fuel efficiency through optimized control which then leads to a measurable reduction in carbon emissions. Autonomous driving vehicles also render transportation more accessible to certain individuals, particularly people with mobility difficulties.

•

Quality of life. WeRide’s autonomous driving technologies breathe life into the time spent in transit by removing the hours spent behind the wheels, which is estimated to equal 4.3 years of each driver’s lifetime on average, and enabling avenues for improved productivity and in-vehicle experience. Consumers are poised to save 20% to 30% of travel time through L4 and higher levels of automation. Pioneering vehicle designs, devoid of traditional driver seats, steering wheels, and pedals, provide unparalleled privacy and comfort.

•

Advance industry revolution. WeRide is revolutionizing the autonomous driving industry with its groundbreaking products and services that redefine global technical standards. Moreover, in regions already familiar with L4 autonomous driving technologies, WeRide enhances and updates local technological standards. This strategic approach ensures WeRide not only pioneers but also elevates the autonomous driving landscape globally, significantly impacting the industry’s progression.

WeRide One

WeRide is pioneering the first universal autonomous driving technology platform, WeRide One, designed for a wide range of urban-centered, full-day, and all-weather conditions. This platform integrates comprehensive software algorithms, modular hardware solutions, and a cloud-based infrastructure, forming the backbone of WeRide’s fleet operating on public roads. WeRide One’s versatility across numerous proven use cases provides a foundational advantage over competitors.

Below are the key features of WeRide One:

•

Universal Platform. WeRide One serves as a versatile platform for urban autonomous driving, exhibiting universality in both software and hardware. Our vehicles use similar algorithms, enabling different sensor configurations to navigate urban environments autonomously. The perception model adapts to various sensor setups and vehicle types, while planning algorithms are designed for general urban scenarios applicable across multiple use cases. Our control algorithms are similarly flexible. The hardware’s modular sensor suite can be configured for different vehicles, sharing over 90% of parts. This ensures our algorithms and infrastructure self-improve rapidly, making our technology adaptable to new vehicle types and applications with ease.

•

Self-Improving Algorithms. Our cloud-based data platform achieves a closed-loop system encompassing data processing, distributed model training, model verification, and deployment. WeRide One employs in-house deep learning models for perception, prediction, planning, and control, which self-improve based on operational data. These models are continuously updated with real-world data and trained on a distributed cloud platform. Verified models are deployed fleet-wide, enabling human-like driving and efficient decision-making in complex traffic scenarios, mimicking experienced drivers.

•

Fully Redundant System. WeRide One ensures safety through full redundancy in software, hardware, and operations. This includes redundant sensors, computing units, communication networks, power supplies, and drive-by-wire systems. Software redundancy exists both at the system and algorithm levels, enhancing reliability. Causal prediction and planning models guarantee worst-case scenario handling while interacting with other road users, supplemented by a remote assistance platform for complex conditions. This redundancy ensures both safety and comfort for passengers.

Below are the key benefits of WeRide One and our universal autonomous driving technology platform approach:

•

Technological Leadership. We have developed a leading technology framework across all algorithm stacks. Our self-improving algorithms, trained with data from various use cases on our platform, benefit from the universality of WeRide One. This creates a virtuous cycle: more data leads to better algorithms, which enhances our operations in existing and new use cases.

•

Faster Commercialization. Our technology’s adaptability across different vehicle types allows for quicker market entry and commercialization. Vehicles such as robobuses, robovans, and robosweepers, which face fewer regulatory hurdles, benefit from our scalable technology. This results in economies of scale, operational efficiencies, and brand reputation, aiding in rapid commercialization. Since launching our L4 autonomous driving operations, we have expanded to 30 cities across seven countries, demonstrating our technology’s swift adaptation to commercial demands.

•

Cost Efficiency Across Multiple Use Cases. WeRide One addresses diverse urban applications, including mobility, logistics, and urban services. Our technology’s commonality across software and hardware enables high supply chain efficiencies and lowers R&D, operating, and production costs, facilitating expansion into new use cases.

Wide-ranging Products and Services

With the adaptability of WeRide One, we are leading the way in developing, validating, commercializing and expanding our cutting-edge technology, staying ahead of our peers. Our efforts have culminated in a diverse product portfolio that enhances urban living, incorporating mobility and logistics-as-aservice, smart city operations and advanced driver assistance systems. WeRide stands out as the only pure-play company that offers a comprehensive range of smart mobility solutions, spanning throughout L4, L3 and L2 of commercialization, specifically tailored for cities and highways.

The diagram below illustrates our product development roadmap and key commercialization milestones:

Product Roadmap

Robotaxi Personal Mobility	Robobus Public Transportation	Robovan Intra-city Logistics	Robosweeper City Services	ADAS For Mass Market
2019	Launch of open-to-public robotaxi services				
2020	Driverless testing permit in China	Launch of purpose-built robobus			
2021	Driverless testing permit in the US and online ride-hailing license in China	Commercial production	Launch of robovan		
2022		Open-to-public driverless operation		Commercial production and driverless operation	Partnership with Bosch
2023	Driverless operation	Commercial and scalable operation	Commercial production	Scalable operation	Start-of-production
2024	Commercial production of purpose-built robotaxi				Commercial production of vehicles equipped with ADAS
2025	Ready for scalable operation		Ready for scalable operation

Go-to-Market Strategy

Our go-to-market strategy is rooted in a commitment to address real world problems. We are committed to technological development while maintaining a balanced approach towards product and service development and commercialization. We understand the needs of our customers and focus on building commercially viable products and services, which in turn accelerates the public adoption of autonomous driving vehicles. We have effectively leveraged the scalable nature of our WeRide One platform to launch our products swiftly. This versatile technology platform enables quick adaptations across various vehicle types with minimal adjustments, significantly expediting our expansion into new markets and diversifying our product range. We intend to adopt an asset-light model across our different business lines.

•

Robotaxi. Robotaxi is our debut use case. WeRide Go app, our own shared mobility network, is our primary shared mobility network. We also provide robotaxi services in partnership with other shared mobility platforms to reach local markets. For example, we are running the largest robotaxi fleet in the UAE, where residents can access our robotaxi services through the TXAI app. We partner with leading OEMs to develop and sell robotaxis. In addition to our product revenue, we also generate revenue from the offering of robotaxi rides. Today, we operate one of the world’s largest open-to-public paid robotaxi fleet. We have operated paid robotaxi services to the public since November 2019 and our robotaxis have completed 1,600 days of commercial operations on open road in China and the Middle East with zero accident. We aim to commence commercial production of our robotaxis and achieve readiness for large-scale commercialization in 2024 and 2025, respectively.

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Robobus. We were the first company in the world to develop a purpose-built L4 robobus designed for open road and launch driverless robobus service to the public. We work with Yutong and Golden Dragon Bus Co., Ltd., or Golden Dragon, to manufacture our robobus. Our business model is primarily to sell robobuses to local transportation service providers and provide them with support for the operation of these vehicles. We currently produce robobuses in partnership with Yutong, one of the largest commercial vehicle manufacturers in the world, and Golden Dragon, a leading Chinese manufacturer specializing in the development, production and sale of buses. As of the date of this prospectus, our robobuses had been deployed to run commercial pilots in 25 cities in China, Singapore, France, the UAE, Saudi Arabia and Qatar. In addition, we have received intent orders for approximately 2,000 units of robobuses as of the date of this prospectus. In December 2023, we partnered with the public transportation operator in Guangzhou to officially launch China’s first commercial fare-based autonomous minibus service. Additionally, with the same partner, we introduced China’s first autonomous Bus Rapid Transit route and the first autonomous nighttime bus service.

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Robovan. We launched the world’s first L4 robovan dedicated to intra-city delivery of goods in urban cities in September 2021. We partner with leading global OEMs, such as JMC-Ford Motors, in the manufacturing of our robovans. We have commenced road testing for our robovans and have reached understanding with ZTO, a leading express delivery company, regarding future orders of our robovan. In May 2024, we received licenses enabling our Robovans to perform driverless tests in designated areas in Guangzhou, a first in China for L4 autonomous delivery vehicles. We adopt a flexible business model where we sell our robovan to our customers and also provide autonomous freight-as-a-service to them. We have received intent orders for over 10,000 units of our robovan as of the date of this prospectus, all of which are subject to conditions as is typical with the orders in our industry at present.

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Robosweeper. We have developed our WeRide S6, the world’s first purpose-built robosweeper designed for open road, featuring a fully driverless design and a large tank volume of six tons. Our business model is primarily to provide autonomous road cleaning services and sell our robosweepers to public cleaning service providers. Our robosweeper has entered commercial production since the first half of 2022. As of the date of this prospectus, we have successfully rolled out fee-charging large-scale commercial pilots of robosweepers in Guangzhou, China since 2022, and have been testing our robosweepers in nine cities. In April 2024, we launched the WeRide S1 robosweeper, a more compact robosweeper featuring a 400-liter tank capacity, which further enhances our robosweeper lineup. Shortly after product launch, we received orders for WeRide S1 amounting to several million U.S. dollars, reflecting strong market reception.

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ADAS solutions. Our leadership in L4 autonomous driving technology has also positioned us well for the development of cutting-edge ADAS solutions which are enjoying a booming market. We entered into a strategic partnership with Bosch under which we, as a Tier 2 supplier, provide state-of-the-art autonomous driving technology and rich experience in product development, whereas Bosch contributes from supply chain, quality control, rigorous industrial design, verification and validation capabilities and broad OEM client network. In March 2024, just 18 months into development, the partnership between WeRide and Bosch successfully commenced mass production and commercial launch of a state-of-the-art ADAS solution. As part of the solution, the NEP high-speed navigation function was integrated into Chery’s Exeed Sterra ES model through an OTA (Over-The-Air) update. In April 2024, the ADAS solution developed by WeRide and Bosch was integrated into another Chery vehicle, the Sterra ET, an Ultra-Smart SUV. We plan to continue expanding our ADAS offerings and aim to extend our reach to more OEMs and Tier 1 suppliers.

Strengths

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Successful and sustainable business model underpinned by our unwavering commitment to globalization. We are the most commercially successful L4 autonomous driving company globally as measured by our commercialization revenue in 2021, 2022 and 2023. We have delivered business growth supported by the maturity of our products and demonstrated our ability to continually and successfully develop autonomous driving products and services. Operating in 30 cities across seven countries and as the only company with autonomous driving test permits in four different countries, we are the L4 autonomous driving company with operations in the most countries. Our extensive global reach and comprehensive L4 autonomous driving capabilities position us an undisputed global leader. We believe that our successful expansion onto the global stage strongly attests to the capabilities of our technology and the promising future of our products. Additionally, our presence in various countries not only allows us to provide our products and services offerings, but also brings valuable insights and enhances local value chain opportunities where we operate our fleet. Our commitment to making L2 through L4 autonomous driving technology globally accessible is underpinned by a business model that has consistently delivered growth and commercial success. Besides our growth momentum, we have also managed our resources effectively and have maintained a sustainable cash runway, driven by a go-to-market strategy that ensures stable cash flow, enabling us to transcend industry cycles and achieve sustainable development in the longer run.

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Leader and first mover. We are a global leader in the L4 autonomous driving industry and we have achieved many first-of-its-kind milestones. As an early mover, we hold significant competitive advantages over new market entrants. Our global presence, technologies, talent, economies of scale, and partnerships are our strongest moat. There is simply no shortcutting the extensive amount of time and resources we have dedicated to our venture, or the mileage, training, driving data and knowledge we have amassed along the way. As a result, we believe we will be able to maintain our advantages over other market participants and our leadership in the commercialization of autonomous driving technology.

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Universal and scalable technology platform. WeRide One is a market-proven universal autonomous driving technology platform for the development of autonomous driving vehicles that provide mobility, logistics and other urban services. It can be widely adapted to different use cases with minimum configuration adjustments. With WeRide One, we have been able to reduce the time to market needed for us to break into a new vertical and we have launched a broad variety of autonomous products for open road. As of the date of this prospectus, we have successfully deployed multiple use cases in 16 cities worldwide. WeRide One creates synergies across different vehicle types, allowing us to enjoy network effects of data access and algorithm training across different use cases. This in turn enables us to maintain our technological leadership, lower research and development costs, improve operational and supply chain efficiency and achieve faster commercialization.

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Visionary management and world-class team. We believe talent is the foundation of our core competencies. We are led by our founder and CEO, Dr. Tony Xu Han, a world-class autonomous driving expert who has been instrumental in attracting and training global talent as well as fostering a culture of technical excellence and innovation. He was the former chief scientist of Baidu’s autonomous driving unit and a tenured professor with more than 20 years of experience in computer vision and machine learning. Our management team has a combination of deep technological expertise and market savviness, focused on delivering real-world solutions for our customers and users today. As of December 31, 2023, we have built a strong team of 718 full-time employees, approximately 78% of whom are R&D staff including top-notch AI scientists and autonomous driving engineers.

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Strong partners and investors across value chain. Our partnerships with key ecosystem participants accelerate the commercialization of our technology. We have forged strong alliances with world-class vehicle manufacturers, Tier 1 suppliers, logistics and urban service providers and others. We are supported by reputable investors who provide significant business and financial resources and give us a strong financial position.

Strategies

To fulfill our mission of transforming urban living with autonomous driving, we guide the development of our technology with pragmatism so that it can be deployed to address challenges in the real world and validated through actual commercial operations. We plan to achieve this through several strategies:

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Grow business to reach large-scale commercialization. We are one of the few autonomous driving companies globally that have reached the driverless milestone, an important first step in achieving large-scale commercialization. We are offering fare-charging robotaxis rides in three cities globally. We have launched paid driverless robobus services to the public, most recently in Guangzhou, China. We achieved driverless operations for our robosweepers. Going forward, we intend to build on our technological and business milestones as a global leader to advance towards full commercialization across all use cases.

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Continue to strengthen our technology. We will continue to innovate and maintain our leadership in autonomous driving technology by improving our algorithms and by refining and building up the technical maturity of our autonomous driving products. We will take advantage of our large and expanding fleet of autonomous driving vehicles and the significant amount of corner cases and training data collected to further enhance the software and hardware of WeRide One. We plan to continue to recruit top-notch industry talent for these purposes.

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Continue to expand global presence. We intend to transform mobility and urban services around the world. To date, we have etched our name in Asia, the Middle East and Europe. Building on our existing success, we plan to establish a larger presence internationally by providing our robust autonomous driving products and services with compelling value propositions.

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Exercise financial discipline and improve operational efficiency. The ability to lower cost and improve operational efficiency is crucial to long-term success in our industry. We enjoy economies of scale from WeRide One which allows us to expand in a fast and cost-efficient manner. We expect to lower our hardware and operating costs by a meaningful extent and achieve operational efficiency as we increase the volume of our autonomous driving vehicles and expand the scale of our autonomous driving services.

Summary of Risk Factors

Investing in our Class A ordinary shares or ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A ordinary shares or ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties.

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Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or take us longer to commercialize than is currently projected.

•	Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.

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Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed.

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We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new offerings and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them.

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Our operations are subject to extensive and evolving governmental regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.

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Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.

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If our autonomous driving technology products and services fail to meet evolving customer needs, respond to the industry evolution appropriately, tailor to developing use cases or to perform as expected, our ability to market or sell our products and services could be adversely affected.

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Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.

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Our autonomous driving technology and related software and hardware could have undetected defects or contain serious errors, which could create safety issues, reduce market adoption, damage our brand image, subject us to product recalls or expose us to product liability and other claims that could materially and adversely affect our business.

Risks Related to Doing Business in Mainland China

We face risks and uncertainties related to doing business in mainland China in general, including, but not limited to, the following:

•	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

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Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibited from trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

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The PRC government has oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become of little or no value. For more details, see “Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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Risks and uncertainties arising from the legal system in mainland China, which may also exist in other jurisdictions, including risks and uncertainties regarding the enforcement of laws and the fact that rules and regulations in China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Related to Doing Business in China—There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

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We are subject to mainland China laws and regulations restricting capital flows which may affect our liquidity. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

Risks Related to Our ADSs and This Offering

Risks and uncertainties related to our ADSs and this offering include, but are not limited to, the following:

•	There has been no public market for our Class A ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

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Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

•	Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

•	Techniques employed by short sellers may drive down the market price of the ADSs.

•	Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

•	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

•	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Corporate History and Structure

We commenced our business in February 2017. In March 2017, our Cayman Islands holding company, WeRide Inc., formerly known as JingChi Inc., was incorporated, and later became the sole shareholder of WeRide Corp. Our Cayman Islands holding company further established WeRide HongKong Limited, or WeRide HK, formerly known as JingChi Hong Kong Limited, as its wholly-owned subsidiary in Hong Kong in May 2017.

In August 2019, for the operation of our robotaxi business, Guangzhou Jingqi Technology Ltd., or Guangzhou Jingqi, WeRide HK, and two investors jointly established Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd., in which Guangzhou Jingqi currently holds 69% equity interests. In order to conduct test driving in Nanjing, Guangzhou Jingqi further established Wenyuan Suxing (Jiangsu) Technology Co., Ltd., its wholly-owned subsidiary, in November 2020. From June 2022 to the date of this prospectus, Guangzhou Wenyuan Zhixing Technology Co., Ltd., or our WFOE, further established wholly-owned subsidiaries in various cities, including Guangzhou, Shenzhen, Wuhan, Nanjing, Beijing, Shanghai, Zhengzhou, Wuxi, Xi’an, Anqing and Chongqing.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

Our Holding Company Structure

WeRide Inc. is not an operating company in China, but a Cayman Islands holding company with operations mainly conducted by its subsidiaries in mainland China. As used in this registration statement, “we,” “us,” “our company,” “the Company” or “our” refers to WeRide Inc., our Cayman Islands holding company, and its subsidiaries.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in mainland China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become of little or no value. For a detailed description of risks related to doing business in mainland China, “Risk Factors—Risks Related to Doing Business in mainland China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become of little or no value. For more details, see “Risk Factors—Risks Related to Doing Business in mainland China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, which may also exist in other jurisdictions, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Related to Doing Business in mainland China—There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this prospectus, as advised by Commerce & Finance Law Offices, we have obtained all of the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among others, a license for online ride hailing operations for the WeRide Go App held by Guangzhou Jingqi, three urban solid waste licenses and several road testing permits held by our mainland China subsidiaries. However, we may be required to obtain additional licenses, permits, filings or approvals for our products and services in the future. If (i) we fail to obtain, maintain or renew the relevant licenses, permits, filings or approvals, (ii) we inadvertently conclude that such licenses, permits, filings or approvals are not required, while they actually are required, or (iii) we are required to obtain the relevant approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, as the case may be, the competent PRC government authorities may have the power to, among other things, levy fines, confiscate our income, revoke our licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

Permissions Required from the PRC Authorities for This Offering

On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to a listing abroad. If we are required to go through a cybersecurity review, we face uncertainties as to whether we will be able to timely complete the review, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, and materially and adversely affect our business and results of operations.

As of the date of this prospectus, we are not in possession of more than one million users’ personal information. We have completed the procedures as advised by our PRC legal counsel, Commerce & Finance Law Offices. For detailed information, see “Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.”

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Under the Filing Rules, a filing-based regulatory system will apply to “indirect overseas offering and listing” of PRC domestic enterprises, which refers to such securities offering and listing in an overseas market made by an offshore entity based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise which operates its main business domestically in mainland China. The Filing Rules apply to all overseas equity financing and listing activities of PRC domestic enterprises, including initial and follow-on offerings of shares, depository receipts, convertible corporate bonds, or other equity instruments and trading of securities in overseas market.

As of the date of this prospectus, we have completed the filings with the CSRC for this offering and the CSRC published the filing results on the CSRC website on August 25, 2023. However, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. For detailed information, see “Risk Factors—Risks Related to Doing Business in mainland China—We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibited from trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

WeRide Inc., our Cayman Islands holding company may transfer cash to WeRide HongKong Limited, the wholly-owned Hong Kong subsidiary of WeRide Inc., by making capital contributions or providing intra-group loans. WeRide HongKong Limited, in turn, may transfer cash to its wholly-owned subsidiary in mainland China by making capital contributions or providing intra-group loans to them. Our subsidiaries may also provide intra-group loans to WeRide Inc. If our wholly-owned subsidiaries in mainland China realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to WeRide HongKong Limited. WeRide HongKong Limited, in turn, may transfer cash to WeRide Inc. through dividends or other distributions. With necessary funds, WeRide Inc. may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of mainland China.

We have established stringent controls and procedures for monitoring cash flows within our organization. The cash of our group is under the unified management of our finance department. Each cash requirement, after raised by the business department of an operating entity, is required to go through a two-to-five-level review process, depending on the relevant business department making such request and the amount of cash involved. A single employee is not permitted to complete all requisite reviews of a cash transfer, but rather only portions of the whole procedure. For special cash requirements that are out of the ordinary course of our business, additional review may be required to ensure the cash transfer is compliant with our internal policies and procedures. After such cash requirement is approved by the responsible persons in the finance department, the treasury department makes the cash transfer to the relevant operating entities. We strictly follow the foregoing controls and procedures to ensure that each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval. To date, we have not had any difficulty in transferring cash among our Cayman Islands holding company and our subsidiaries. In the future, we plan to continue to transfer cash within our organization based on the working capital needs of each operating entity within our organization.

The following table sets forth the amount of the transfers for the years presented.

	Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Loans from WeRide Inc. to subsidiaries	1,229,146	2,836,263	2,362,772
Capital contributions from HK subsidiary to mainland China subsidiaries	645,150	518,406	986,020
Amounts paid by Guangzhou Jingqi and its subsidiaries to WFOE under intra-group transactions	1,730	61,821	1,357
Amounts paid by WFOE to Guangzhou Jingqi and its subsidiaries under intra-group transactions	45,075	129,631	68,408
Loans from WFOE to Guangzhou Jingqi and its subsidiaries	—	195,100	38,450
Loans from Guangzhou Jingqi and its subsidiaries to WFOE	164,000	10,028	3,731

For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries. As of the date of this prospectus, no subsidiary has paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions have been paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy.”

In light of our holding company structure as well as our substantive operation in mainland China, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur, may highly depend upon dividends paid by our WFOE to us, despite that we may obtain financing at the Cayman Islands holding company level through other methods. However, under PRC laws and regulations, our mainland China subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us and the investors in the ADS. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and restricted cash for loans, totaling US$213.5 million, US$295.8 million and US$395.9 million as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our mainland China subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in mainland China, see “Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “—PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our securities, see “Taxation.” If any dividend is paid by our PRC subsidiaries to us in the future, under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, dividends from our PRC subsidiaries to its non-PRC shareholders may be subject to a 10% withholding tax if such dividends are derived from profits. If WeRide Inc. or our offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider WeRide Inc. or our offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but WeRide Inc. or our offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%.

VIE Consolidation Schedule

We had historically relied on contractual arrangements among our WFOE, Guangzhou Jingqi, or the VIE, and the former shareholders of the VIE to direct the business operations of the VIE. On March 21, 2023, we completed the unwinding of the VIE structure by terminating the contractual arrangements and acquiring the VIE as our wholly-owned subsidiary. We had historically entered into a series of contractual agreements with the VIE and its former shareholders, pursuant to which we had (i) the power to direct the management, financial and operating policies of the VIE, and (ii) exposure or rights to variable returns from our involvement with the VIE and the ability to use our power over the VIE to affect the amount of the returns. As a result, we treated the VIE and its subsidiaries as our consolidated entities under IFRS, and we consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with IFRS before March 21, 2023. Revenue contributed by the VIE and its subsidiaries accounted for 10% and 20% of our total revenue for the years ended December 31, 2021 and 2022, respectively. For the year ended December 31, 2023, revenue contributed by Guangzhou Jingqi and its subsidiaries accounted for 0.8% of our total revenue. The following tables present the condensed consolidating schedule of WeRide Inc. depicting the consolidated statements of profit or loss for the years ended December 31, 2021 and 2022 of WeRide Inc., WFOE, other subsidiaries, the VIE and its subsidiaries, and the corresponding eliminating adjustments separately.

	For the Year Ended December 31, 2022
	WeRide Inc.	WFOE	Other subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Revenue(3)	—	546,255	76,821	181,539	(277,072)	527,543
Cost of revenue(3)	—	(298,644)	(84,207)	(86,965)	174,818	(294,998)

Gross profit/(loss)	—	247,611	(7,386)	94,574	(102,254)	232,545
Other net income(3)	—	15,932	59	80,290	(76,985)	19,296
Net foreign exchange gain	—	29,879	—	—	(9,670)	20,209
Interest income	—	7,191	17,934	10,986	—	36,111
Research and development expenses(3)	—	(290,279)	(329,423)	(241,508)	102,645	(758,565)
Administrative expenses	(16,440)	(64,430)	(33,308)	(123,058)	—	(237,236)
Selling expenses	—	(15,663)	(152)	(7,759)	—	(23,574)
Impairment loss on receivables and contract assets	—	(9,412)	(1,323)	(961)	—	(11,696)

Operating loss	(16,440)	(79,171)	(353,599)	(187,436)	(86,264)	(722,910)
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	—	—	7,731	—	—	7,731
Other finance costs	—	(1,692)	(985)	(1,525)	—	(4,202)
Inducement charges of warrants	(125,213)	—	—	—	—	(125,213)
Fair value changes of financial liabilities measured at FVTPL	25,308	—	—	—	—	25,308
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(479,210)	—	—	—	—	(479,210)
Share of loss from subsidiaries, the VIE and its subsidiaries(2)	(702,941)	(190,964)	(356,088)	—	1,249,993	—

Loss before taxation	(1,298,496)	(271,827)	(702,941)	(188,961)	1,163,729	(1,298,496)
Income tax	—	—	—	—	—	—

Loss for the year	(1,298,496)	(271,827)	(702,941)	(188,961)	1,163,729	(1,298,496)

	For the Year Ended December 31, 2021
	WeRide Inc.	WFOE	Other subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Revenue(3)	—	127,257	8,291	116,025	(113,401)	138,172
Cost of revenue(3)	—	(85,057)	(3,300)	(12,903)	14,748	(86,512)

Gross profit	—	42,200	4,991	103,122	(98,653)	51,660
Other net income/(expense)	—	1,294	11,488	(2,007)	—	10,775
Net foreign exchange loss	—	(8,323)	—	—	3,250	(5,073)
Interest income	—	1,072	—	28,698	—	29,770
Research and development expenses(3)	—	(204,789)	(186,214)	(149,976)	97,801	(443,178)
Administrative expenses(3)	(10,169)	(38,079)	(25,362)	(34,808)	1,299	(107,119)
Selling expenses	—	(8,205)	(143)	(3,877)	—	(12,225)
Impairment loss on receivables	—	(400)	—	(9)	—	(409)

Operating loss	(10,169)	(215,230)	(195,240)	(58,857)	3,697	(475,799)
Fair value changes of financial assets at FVTPL	—	67	7	3,405	—	3,479
Other finance costs	(1,436)	(1,192)	(2,327)	(1,962)	—	(6,917)
Fair value changes of financial liabilities measured at FVTPL	(259,872)	—	—	—	—	(259,872)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(268,142)	—	—	—	—	(268,142)
Share of loss from subsidiaries, the VIE and its subsidiaries(2)	(467,632)	(57,414)	(270,072)	—	795,118	—

Loss before taxation	(1,007,251)	(273,769)	(467,632)	(57,414)	798,815	(1,007,251)
Income tax	—	—	—	—	—	—

Loss for the year	(1,007,251)	(273,769)	(467,632)	(57,414)	798,815	(1,007,251)

The following tables present the condensed consolidating schedule of WeRide Inc. depicting the consolidated statements of financial position as of December 31, 2022 of WeRide Inc., WFOE, other subsidiaries, the VIE and its subsidiaries, and the corresponding eliminating adjustments separately.

	As of December 31, 2022
	WeRide Inc.	WFOE	Other subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	1,326,502	791,179	74,583	41,427	—	2,233,691
Amounts due from inter-companies(1)	—	288,986	296,205	130,347	(715,538)	—
Total current assets	1,326,773	1,553,598	2,715,384	193,256	(715,538)	5,073,473
Investment in and amount due from subsidiaries, the VIE and its subsidiaries(2)	3,685,091	12,600	1,405,915	—	(5,103,606)	—
Total non-current assets	3,685,091	121,024	1,469,175	140,234	(5,103,606)	311,918
Total assets	5,011,864	1,674,622	4,184,559	333,490	(5,819,144)	5,385,391
Total (deficit)/equity	(2,082,116)	81,846	(2,598,509)	(342,542)	2,859,205	(2,082,116)
Amounts due to inter-companies(1)	—	1,400,775	6,739,566	538,008	(8,678,349)	—
Total current liabilities	76,426	1,566,403	6,776,335	621,038	(8,678,349)	361,853
Total non-current liabilities	7,017,554	26,373	6,733	54,994	—	7,105,654
Total liabilities	7,093,980	1,592,776	6,783,068	676,032	(8,678,349)	7,467,507
Total (deficit)/equity and liabilities	5,011,864	1,674,622	4,184,559	333,490	(5,819,144)	5,385,391

*

During the course of preparing the consolidated financial statements as of and for the year ended December 31, 2022, we restated previously issued 2021 consolidated financial statements due to certain errors in relation to the recognition of share-based compensation expenses with both service condition and performance condition. For details, please refer to Note 1(e) to our consolidated financial statements.

The following tables present the condensed consolidating schedule of WeRide Inc. depicting the consolidated statements of cash flows for the years ended December 31, 2021 and 2022 of WeRide Inc., WFOE, other subsidiaries, the VIE and its subsidiaries, and the corresponding eliminating adjustments separately.

	For the Year Ended December 31, 2022
	WeRide Inc.	WFOE	Other subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(10,848)	(281,870)	(309,011)	(68,652)	—	(670,381)
Net cash used in investing activities(4)	(2,634,633)	(252,667)	(2,640,977)	(15,876)	3,341,739	(2,202,414)
Net cash generated from/(used in) financing activities(4)	2,782,671	745,443	2,636,465	(638,252)	(3,341,739)	2,184,588

Net increase/(decrease) in cash and cash equivalents	137,190	210,906	(313,523)	(722,780)	—	(688,207)
Cash and cash equivalents as of January 1	1,084,196	556,587	320,578	764,207	—	2,725,568
Effect of foreign exchange rate changes	105,116	23,686	67,528	—	—	196,330

Cash and cash equivalents as of December 31	1,326,502	791,179	74,583	41,427	—	2,233,691

	For the Year Ended December 31, 2021
	WeRide Inc.	WFOE	Other subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/ generated from operating activities	(7,639)	(251,954)	(433,408)	186,334	—	(506,667)
Net cash (used in)/ generated from investing activities(4)	(1,229,146)	(9,542)	(421,467)	246,762	1,874,296	460,903
Net cash generated from financing activities(4)	2,343,121	799,317	1,176,403	158,508	(1,874,296)	2,603,053

Net increase in cash and cash equivalents	1,106,336	537,821	321,528	591,604	—	2,557,289
Cash and cash equivalents as of January 1	14,338	23,878	1,803	172,603	—	212,622
Effect of foreign exchange rate changes	(36,478)	(5,112)	(2,753)	—	—	(44,343)

Cash and cash equivalents as of December 31	1,084,196	556,587	320,578	764,207	—	2,725,568

Notes:

(1)

Represents the elimination of intercompany balances among WeRide Inc., our WFOE, other subsidiaries of WeRide Inc., and the VIE and its subsidiaries. The intercompany balances due from the VIE and its subsidiaries and due to WFOE amounted to RMB193.5 million as of December 31, 2022.

(2)

Represents the elimination of the investment in our WFOE, other subsidiaries of WeRide Inc., the VIE and its subsidiaries. The WFOE’s share of loss from the VIE and its subsidiaries amounted to RMB57.4 million and RMB189.0 million for the years ended December 31, 2021 and 2022.

(3)

Represents the elimination of the intercompany services fees and intercompany sales. The service fees between the WFOE and the VIE and its subsidiaries amounted to RMB102.1 million, and RMB143.1 million for the years ended December 31, 2021 and 2022, respectively. Other than service fees, the intercompany revenue and expenses between the WFOE and the VIE and its subsidiaries are nil for the years ended December 31, 2021 and 2022.

(4)

Represents cash received as the investment in other subsidiaries of WeRide Inc., and the VIE and its subsidiaries from WeRide Inc., our WFOE and other subsidiaries of WeRide Inc., which was eliminated as inter-company transaction upon consolidation.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market Rules. See “Risk Factors—Risks Related to the ADSs and This Offering—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.”

Implication of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at 21st Floor, Tower A, Guanzhou Life Science Innovation Center, No. 51, Luoxuan Road, Guangzhou International Biotech Island, Guangzhou, People’s Republic of China. Our telephone number at this address is +86 (20) 2909-3388. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main websites are https://www.weride.ai/. The information contained on our websites is not a part of this prospectus. Our agent for service of process in the United States is     , located at     .

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADAS” are to advanced driver-assistance system;

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents Class A ordinary shares;

•

“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share, carrying one vote per share, that will be designated effective immediately prior to completion of this offering;

•

“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share carrying    vote per share, that will be designated effective immediately prior to completion of this offering;

•	“commercialization revenue” are to revenue generated from products and services which have been commercially deployed;

•	“CSRC” are to China Securities Regulatory Commission;

•	“GNSS” are to global navigation satellite system;

•	“IDE” are to integrated development environment;

•	“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“IMU” are to inertial measurement unit;

•	“LiDAR” are to light detection and ranging;

•	“OEM” are to original equipment manufacturer;

•

“ordinary shares” are to our ordinary shares, par value US$0.00001 per share, and upon and after the completion of this offering, are to our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

•	“our WFOE” or “the WFOE” are to Guangzhou Wenyuan Zhixing Technology Co., Ltd.;

•	“PCAOB” are to The United States Public Company Accounting Oversight Board;

•	“RMB” and “Renminbi” are to the legal currency of mainland China;

•

“smallest net loss as compared with publicly-listed L4 companies globally” are to our loss for the year under IFRS as compared with the net losses of publicly-listed L4 companies under Generally Accepted Accounting Principles in the United States;

•	“Guangzhou Jingqi” are to Guangzhou Jingqi Technology Ltd.;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•

“WeRide,” “we,” “us,” “our company” and “our” are to WeRide Inc., our Cayman Islands holding company and its subsidiaries, including WeRide, and “WeRide” are to Guangzhou Wenyuan Zhixing Technology Co., Ltd. and its subsidiaries in mainland China. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by WeRide; and

•	“Yutong” are to Zhengzhou Yutong Group Co., Ltd. and its affiliates.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

Our reporting currency is Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

This prospectus contains information derived from various public sources and certain information from a report we commissioned regarding our industry and our market position in China prepared by China Insights Industry Consultancy Limited, or CIC, an independent research firm. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in this report. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in this report.

Due to rounding, numbers presented throughout this prospectus may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares issued and outstanding immediately after this offering	We will adopt a dual class ordinary share structure immediately upon the completion of this offering. ordinary shares, comprised of Class A ordinary shares and Class B ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full, comprised of Class A ordinary shares and Class B ordinary shares).

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.00001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay any cash dividends on our Class A ordinary shares in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancellation in exchange for Class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs to cover over-allotment.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering (or approximately US$ million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows: (i) approximately 35% for research and development of autonomous driving technologies, products and services; (ii) approximately 30% for commercialization and operation of our autonomous driving fleets, as well as marketing activities to expand into more markets; (iii) approximately 25% to support our capital expenditures, including purchase of testing vehicles, research and development facilities and administrative expenses; and (iv) the remaining 10% for general corporate purposes.

See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	We, [our directors and executive officers, and all of our existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting” for more information.

[Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing	We intend to apply to have the ADSs listed on the Nasdaq Stock Market under the symbol “WRD.” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company , 2023.

Depositary

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based on 645,889,986 issued and outstanding ordinary shares as of the date of this prospectus, assuming the automatic conversion of all of our issued and outstanding preferred shares and golden shares into ordinary shares on a one-for-one basis immediately prior to the completion of this offering, taking into consideration 3,625,612 ordinary shares, on an as-converted basis, that certain RMB investors have the right to acquire pursuant to warrants we issued in relation to our offshore reorganization;

•	includes ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; and

•

excludes all ordinary shares issuable upon exercise of our outstanding options and restricted share units and ordinary shares reserved for future issuances under our share incentive plan and ordinary shares that are treated as treasury stock for accounting purposes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of profit or loss and summary consolidated statements of cash flow data for the years ended December 31, 2021, 2022 and 2023, and summary consolidated statements of financial position data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of profit or loss for the years indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Summary Consolidated Statements of Profit or Loss Data:
Revenue
Product revenue	101,597	337,717	54,190	7,633
Service revenue	36,575	189,826	347,654	48,966

Total revenue	138,172	527,543	401,844	56,599
Cost of revenue (2)
Cost of goods sold	(77,383)	(192,523)	(34,138)	(4,808)
Cost of services	(9,129)	(102,475)	(184,230)	(25,948)

Total cost of revenue	(86,512)	(294,998)	(218,368)	(30,756)
Gross profit	51,660	232,545	183,476	25,842
Other net income	10,775	19,296	15,750	2,218
Net foreign exchange (loss)/gain	(5,073)	20,209	7,052	993
Interest income	29,770	36,111	132,042	18,598
Research and development expenses (2)	(443,178)	(758,565)	(1,058,395)	(149,070)
Administrative expenses (2)	(107,119)	(237,236)	(625,369)	(88,080)
Selling expenses (2)	(12,225)	(23,574)	(41,447)	(5,838)
Impairment loss on receivables and contract assets	(409)	(11,696)	(40,217)	(5,664)

Operating loss	(475,799)	(722,910)	(1,427,108)	(201,001)
Fair value changes of financial assets at FVTPL	3,479	7,731	42,960	6,051
Other finance costs	(6,917)	(4,202)	(3,490)	(492)
Inducement charges of warrants	—	(125,213)	—	—
Fair value changes of financial liabilities measured at FVTPL	(259,872)	25,308	(4,549)	(641)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(268,142)	(479,210)	(554,048)	(78,036)

Loss before taxation	(1,007,251)	(1,298,496)	(1,946,235)	(274,118)
Income tax	—	—	(2,866)	(404)

Loss for the year	(1,007,251)	(1,298,496)	(1,949,101)	(274,522)

Non-IFRS adjusted net loss (1)	(426,757)	(401,683)	(501,680)	(70,659)

Note:
(1)

For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for details.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	—	—	10,284	1,449
Research and development expenses	42,289	231,000	440,138	61,992
Administrative expenses	12,090	89,978	465,678	65,589
Selling expenses	1,580	4,451	15,684	2,209

Total	55,959	325,429	931,784	131,239

The following table presents our summary consolidated statements of financial position data as of the dates indicated:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Financial Position Data:
Cash	2,233,691	1,661,152	233,968
Current assets	5,073,473	5,370,023	756,342
Non-current assets	311,918	244,235	34,399
Total assets	5,385,391	5,614,258	790,742
Total deficit	(2,082,116)	(3,051,918)	(429,848)
Current liabilities	361,853	409,691	57,703
Non-current liabilities	7,105,654	8,256,485	1,162,887
Total liabilities	7,467,507	8,666,176	1,220,590
Total deficit and liabilities	5,385,391	5,614,258	790,742

The following table presents our summary consolidated statements of cash flow data for the years indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	(506,667)	(670,381)	(474,890)	(66,886)
Net cash generated from/(used in) investing activities	460,903	(2,202,414)	(546,944)	(77,035)
Net cash generated from financing activities	2,603,053	2,184,588	446,954	62,951

Net increase/(decrease) in cash	2,557,289	(688,207)	(574,880)	(80,969)
Cash at beginning of year	212,622	2,725,568	2,233,691	314,605
Effect of foreign exchange rate changes	(44,343)	196,330	2,341	330

Cash at end of year	2,725,568	2,233,691	1,661,152	233,965

Non-IFRS Financial Measures

In evaluating our business, we consider and use of the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess our operating performance. We believe that adjusted net loss provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as it helps our management. We define adjusted net loss as loss for the year excluding share-based compensation expenses, inducement charges of warrants, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

We present the non-IFRS financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our operating results without considering the impacts of the aforementioned non-cash adjustment items that we do not consider to be indicative of our core operations. Accordingly, we believe that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of expenses that affect our operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to loss for the year or any other measure of performance information prepared and presented in accordance with IFRS or as an indicator of our operating performance. Investors are encouraged to review our historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net loss for the years ended December 31, 2021, 2022 and 2023 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is loss for the year:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of loss for the year to adjusted net loss:
Loss for the year	(1,007,251)	(1,298,496)	(1,949,101)	(274,522)
Add:
share-based compensation expenses	55,959	325,429	931,784	131,237
inducement charges of warrants	—	125,213	—	—
fair value changes of financial assets at FVTPL	(3,479)	(7,731)	(42,960)	(6,051)
fair value changes of financial liabilities measured at FVTPL	259,872	(25,308)	4,549	641
changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	268,142	479,210	554,048	78,036

Non-IFRS adjusted net loss	(426,757)	(401,683)	(501,680)	(70,659)

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties.

We commenced operations in 2017 and started building WeRide One, our readily configurable and proprietary technology platform architecture, shortly after our inception. We launched paid robotaxi services to the public in China in 2019. We achieved commercial production of our robobus in China in 2021 and started its public service in Guangzhou in 2022. We also launched our robovan and robosweeper in September 2021 and April 2022, respectively. We started to offer key ADAS technologies and ecosystem support in 2022, and commenced mass production of a state-of-the-art ADAS solution in March 2024. We are still in a relatively early stage of development and commercialization.

You should consider our business and prospects in light of the risks and challenges we face as a company with limited operating history into a rapidly-evolving industry, including, among other things, with respect to our ability to:

•	design and offer safe, reliable and quality autonomous driving products and services on an ongoing basis;

•	establish and expand our customer base for our purpose-built L4 autonomous driving vehicles, including robotaxi, robobus and other vehicle types;

•	successfully launch and commence commercial operation of our robovans, robosweepers and future special purpose vehicles;

•	successfully expand our operations in the ADAS market leveraging our technological and commercialization experience in the L4 vertical;

•	successfully expand to new geographical areas and jurisdictions, both in mainland China and overseas;

•	successfully produce autonomous driving vehicles with our OEM partners in the expected timeline;

•	maintain the safe operation of our purpose-built L4 autonomous driving vehicles;

•	establish and maintain cooperative relationships with ecosystem partners, such as OEMs, Tier 1 suppliers, logistics and urban service providers, and others;

•	improve and enhance our platform and autonomous technology, and maintain a reliable, secure, high-performance and scalable technology infrastructure;

•	improve and maintain our operational efficiency;

•	successfully market our product and service offerings;

•	attract, retain, and motivate talented employees;

•	obtain and generate sufficient capital to maintain our operations and grow our business;

•	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

•	build a well-recognized and respected brand; and

•	navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business, prospects, financial condition and results of operations may be materially and adversely affected. There are also a number of additional challenges to autonomous driving, many of which are not within our control, including market acceptance of autonomous driving, governmental licensing requirements, concerns regarding data security and privacy, actual and threatened litigation (whether or not a judgment is rendered against us), and the general perception that an autonomous driving vehicle is not safe because there is no human driver. There can be no assurance that the market will accept our technology, in which case our future business, results of operations and financial condition could be adversely affected. In addition, the autonomous driving industry, both in mainland China and globally, is in general in its early stages and rapidly evolving. Our autonomous driving technology has not yet commercialized at a large scale. We cannot assure you that we will be able to adapt to changing market or regulatory conditions swiftly or cost-effectively. If we fail to do so, our business, results of operations and financial condition will be adversely affected.

In addition, because we have limited historical financial track record and operate in a rapidly-evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more established market. In future periods, our revenue growth may slow down or even decline for a number of reasons, including slower-than-expected commercialization of our products and services, fiercer competition, unfavorable market conditions and rapidly evolving government regulations. We have encountered in the past, and will continue to encounter in the future, risks and uncertainties frequently experienced by fast-growing companies with limited operating histories in rapidly-changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or outdated, or if we do not address these risks successfully, our actual results of operations could differ materially from our projections, and our business, prospectus, financial condition and results of operations could be adversely affected.

Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or take us longer to commercialize than is currently projected.

The autonomous driving industry can be characterized by a significant number of technical and commercial challenges, including an expectation for better-than-human driving performance, considerable capital requirements, long vehicle development lead times, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image and real-world operation of an entirely new technology. Our future business depends, to a large extent, on our ability to continue to develop and successfully commercialize our products and services. We are in the early stage of commercialization. As we continue to make headways in the commercialization of our autonomous technologies, the composition of our revenue and the relative weight of our revenue items may change. Our ability to develop, deliver and commercialize at scale our autonomous driving platform and systems to support or perform autonomous operation of autonomous driving vehicles is still to be further proven.

Our products and autonomous driving system are technical and complex, and commercial application requires that we meet very high standards for technology performance and system safety. We may be unable to timely release new products and services that meet our intended commercial use cases, and we may therefore experience limited than expected commercialization of our technology. Commercial deployment has taken longer in the autonomous driving industry than anticipated, and it may take us more time to complete our own technology development, commercialization and large-scale operation than is currently projected. The achievement of broadly applicable autonomous driving technology will require further technology improvements including, for example, handling non-compliant or unexpected corner cases and inclement weather conditions. These improvements may take us longer than expected, which would increase our capital requirements for technology development, delay our timeline to commercialization, and reduce the potential financial returns that may be expected from the business.

Our continued enhancement of our autonomous driving technology is and will be subject to risks, including but not limited to the following aspects:

•	our ability to achieve sufficiently safe autonomous driving system performance;

•	our ability to develop cutting-edge ADAS solutions that enable autonomous driving functions on vehicles;

•	acceptance from our customers and potential customers, as well as the general public of our autonomous driving products and services as well as the autonomous driving technology in general;

•	our ability to continue to enhance our data analytics and software technology;

•	our ability to successfully complete system testing, validation and obtain safety approvals;

•	our ability to obtain additional approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

•	our ability to preserve core intellectual property rights;

•	our ability to design, develop and secure necessary components on acceptable terms and in a timely manner;

•	our ability to secure additional capital to support our research and development activities; and

•	our ability to expand and strengthen cooperative relationships with our ecosystem partners.

Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.

As a relatively new enterprise that is beginning to scale our business, we encounter considerable difficulties, many of which are beyond our control. The difficulties include, among others, unknown future challenges and opportunities, substantial risks and expenses in the course of developing new products and services, entering new markets, undertaking marketing activities and delivering our products and services to our customers. The likelihood of our success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which we operate. Therefore, there is substantial uncertainty as to the success of our business plan. We may not be able to scale up rapidly enough to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by companies at an early stage of commercialization, including marketing our products and services, scaling up our operation and headcount, and may incur unforeseen expenses, difficulties, or delays in connection with our growth. Any investment in our company is therefore highly speculative and could result in the loss of your entire investment.

We have limited experience to date in applying our autonomous driving technology at a large scale. As of the date of this prospectus, we had offered paid robotaxi services for over 1,600 days. As of the same date, our robobuses had been deployed to run commercial pilots in 25 cities in China, Singapore, France, the UAE, Saudi Arabia and Qatar, and had offered transportation services since November 2021. We launched the world’s first robovan dedicated to intra-city delivery of goods in urban cities in September 2021, and the world’s first purpose-built robosweeper designed for open road in April 2022. As of the date of this prospectus, we have not yet delivered to third parties our purpose-built L4 autonomous driving vehicles at a large scale. We have reached understanding with customers regarding future orders of our robovan. Until the customers enter into definitive purchase agreements for our robovans, which is within the discretion of the customers, no assurance can be made that the customers will purchase our robovans. In addition, we have only recently started delivering ADAS solutions, and have had limited proven track record of successful operation in ADAS applications. Based on the volume forecast from one of our customers, ADAS products integrating our technologies may reach a total of three million units in the next five years in respect of such customer. However, order forecast is based on assumptions and estimates and is subject to risks and uncertainties and the actual number of orders could differ materially from the forecast we receive. Whether these orders will materialize will ultimately depend on various factors, including the market acceptance of the vehicle models on which the ADAS solutions will be installed, which are beyond our control.

Even if we are successful in developing and commercializing our autonomous driving and ADAS technology, we could face unexpected difficulties, delays and cost overruns, including as a result of factors beyond our control such as unforeseen issues with our technology, problems with suppliers and adverse regulatory developments. Any failure to develop our technology within our projected costs and timelines or failure to execute our business plan as expected could have material adverse effects on our business, prospects, operating results and financial condition.

In addition, we currently partner with OEMs to manufacture our autonomous driving vehicles, instead of manufacturing the vehicles on our own. We believe these partnerships enable us to remain asset-light and maintain focus on developing and upgrading our proprietary autonomous driving products and services. We also intend to adopt an asset-light model across our different business lines, such that instead of owning autonomous driving fleet by ourselves, we may cooperate with third-party fleet asset owners and operate the vehicles on our platform. However, such business model may present unpredictable challenges, which could materially and adversely affect our business, prospectus, financial condition and results of operations. See “—We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subject us to risks.” In addition, as the scale of our business grows, it is possible that we may be required to take up vehicle manufacturing and operation of a larger autonomous driving vehicle fleet ourselves, which is much more capital-intensive for us relative to partnering with third parties. If that happens, we cannot guarantee that we will possess the necessary human and capital resources to complete such transition, in the expected timeframe or at all. Failure to do so could have material adverse effects on our business, prospects, operating results and financial condition.

Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed.

Demand for autonomous driving technology depends to a large extent on general, economic, political, regulatory and social conditions in a given market. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict customer demand or penetration rates for our products and services. Our technology targeting advanced autonomous driving requires significant investment and longer time-to-market, and may not be commercially successful on a large scale in the short term, or at all.

In addition, regulatory, safety and reliability issues, or the perception thereof, many of which are beyond our control, could also cause the public or our potential business partners and end users to lose confidence in autonomous driving products and services in general. The safety of such technology depends in part on end users of the autonomous driving vehicles, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For example, there have been multiple crashes involving automobiles of other manufacturers resulting in death or personal injury where autopilot features are engaged. Even though these incidents were unrelated to our technology platform and our autonomous driving vehicles, such cases resulted in significant negative publicity to the autonomous driving industry. In the future, accidents involving autonomous driving vehicles could result in suspension or prohibition of autonomous driving vehicles, which could negatively affect our business and the autonomous driving industry as a whole. If safety and reliability issues for autonomous driving technology cannot be addressed properly, our business, prospects, operating results, and financial condition could be materially harmed.

Although we have managed to accumulate demand and recognition for our products and services to a certain degree, our future growth depends in part on the overall development trend of autonomous driving industry and acceptance of our technology. The market may not accept our technology, products and services, at the pace we expect, or at all, and our business, prospects, financial condition and results of operations will be materially and adversely affected. Key industry participants may develop competing services or may otherwise seek to overthrow our efforts. For example, our robotaxis and robobuses might displace individual drivers for taxis, buses and ride hailing services, which may be interpreted as negatively affecting employment opportunities for these individuals, as has been the case in other industries that have been subject to automation. This could result in negative publicity and even legislation or regulations that make it more difficult to operate our business in certain jurisdictions that we may expand our operations into. Any such occurrences could materially harm our future business.

We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new offerings and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them.

We have made substantial investments to develop new offerings and technologies, and we intend to continue investing significant resources in developing new technologies, tools, features and product and service offerings. For example, in 2021, 2022 and 2023, our research and development expenses amounted to RMB443.2 million, RMB758.6 million and RMB1,058.4 million (US$149.1 million), respectively, representing 320.7%, 143.8% and 285.5% of our revenues for the respective years. If we do not spend our development budget efficiently or effectively on innovative and commercially successful technologies, we may not realize the expected benefits from our investments.

Our new initiatives also have a high degree of risk, as each involves nascent industries and unproven business strategies and technologies with which we have limited or no prior development or operating experience. For example, we entered into a strategic partnership with Bosch in 2022 under which we, as a Tier 2 supplier, provide research and development services, key technologies and ecosystem support. Because such offerings and technologies are new, they will likely involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges and other risks, some of which we do not currently anticipate. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and services developed by others will render our product and service offerings noncompetitive or obsolete. Furthermore, our development efforts with respect to new products and service offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established products, services and technologies. Even if we are successful in developing new products, services or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new products, services or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, operating results and prospects may be harmed.

Our operations are subject to extensive and evolving governmental regulations and may be adversely affected by changes in automotive safety regulations or concerns that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.

We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in jurisdictions we operate, including markets in which we generate significant sales, over which we have little control and which are inherently unpredictable. The costs of compliance, including remediations of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in significant expenses, delays or fines. We are subject to laws and regulations applicable to the manufacture, sale, import, export and service of automobiles in general, both domestically and abroad. In addition, there are a variety of international and domestic regulations that may apply to autonomous driving vehicles, which include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a driver. The laws, regulations, administrative orders and regulatory standards relating to autonomous driving are still developing and remain subject to substantial uncertainty. There has been relatively little mandatory government regulation of the autonomous driving industry to date and no widely accepted uniform standards to certify autonomous driving technology and its commercial use on public roads. On July 27, 2021, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, or the MPS, and the Ministry of Transport, or the MOT, jointly issued the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Autonomous Driving Vehicles (Trial Implementation), or the Road Testing and Demonstrative Application Circular, which replaced the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation). According to the Road Testing and Demonstrative Application Circular, a subject for road testing refers to an entity that applies for and organizes a road testing for autonomous driving vehicles, and bears corresponding liability. Such entity shall meet various regulatory requirements, including related business capacity, ability to pay civil compensation for possible personal and property losses caused by road tests, evaluation rules for test driving, ability to safeguard network security and others. On November 17, 2023, the MIIT, the MPS, the MOT, and Ministry of Housing and Urban-Rural Development of the PRC jointly issued the Notice on the Pilot Implementation of Intelligent Connected Vehicle Access, which took effect immediately. This notice outlines detailed regulations for the admission and road operation of intelligent connected vehicles during the pilot period. On November 21, 2023, the MOT released the Service Guidelines on Transportation Safety for Autonomous Driving Vehicles (for Trial Implementation), effective immediately. These guidelines govern the use of autonomous driving vehicles for various transportation operations on different roadways, specifying the scenarios and conditions under which these vehicles can be used in different transportation contexts. In addition, certain local governments in mainland China, such as Shenzhen, Wuhan, Guangzhou, Zhengzhou, Nanjing, Qionghai, Wuxi, Dalian, Suzhou, Ordos, Qingdao, and Beijing, have issued or applied local rules and regulations for the road testing of autonomous driving vehicles in accordance with the central-level regulations. See “Regulations—Regulations Relating to Autonomous Driving Vehicles” for details. We have been approved by local governmental authorities to conduct test driving of our autonomous driving vehicles in cities such as Guangzhou, Shenzhen, Beijing, Wuxi, Dalian and others. However, such governmental approvals are for specific time periods, and we cannot guarantee that we will be able to renew the approvals when needed. In addition, we may not be able to obtain approvals from the local governments of other cities where we expect to conduct road tests in the future, in a timely manner or at all. Furthermore, while we have built safety processes to ensure that the performance of our technology meets the regulatory requirements and standards as we interpret the applicable laws and regulations, there can be no assurance that these measures will be deemed by relevant governmental authorities as sufficient, or will meet future regulatory requirements enacted regarding the operation and commercialization of self-driving technology. Moreover, laws, regulations, administrative orders and regulatory standards with regard to autonomous driving vehicles and their road tests in the jurisdictions we operate continue to rapidly evolve and are complex, which increases the likelihood of varying complex or conflicting regulations or may limit global adoption, impede our strategy, or negatively impact our long-term expectations for our investments in these areas, and could adversely affect our business. In addition, certain regulations and implementation provides new requirements and local government authorities have significant amount of discretion in interpreting, implementing and enforcing rules and regulations. If we fail to comply with the applicable legal requirements concerning the autonomous driving industry in a timely manner, our operation may be subject to the order of rectification, fine or the suspension of noncompliant operations, which may materially and adversely affect our business and results of operations.

In addition, as we grow our business to provide our products and services in additional countries and regions, we will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictions, including but not limited to laws relating to autonomous driving, vehicle transportation, product material inputs and product liability. Particularly, the rate at which governments approve autonomous driving products could impact our operations. The deployment and operational capability of our L4 autonomous driving vehicles in real-world scenarios are contingent upon receiving timely governmental approvals, especially for our projects overseas. Delays in securing these essential regulatory approvals can significantly affect our revenue recognition timing, as these approvals are indispensable for progressing from the testing phase to full commercial operations. Furthermore, we may become subject to laws with respect to anti-corruption, anti-bribery, anti-money laundering and other similar laws and regulations in various jurisdictions in which we conduct, or in the future may conduct, activities. Non-compliance with any of the foregoing laws and regulations may subject us to significant fines, penalties, lawsuits and enforcement actions, result in regulatory sanctions and additional compliance requirements, increase regulatory scrutiny of our business, restrict our operations or damage our reputation.

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.

In operating our business and providing services to customers and end users, we collect, use, store, transmit and otherwise process various types of data.

While we take measures to comply with all applicable cybersecurity and data privacy laws and regulations, we face risks and challenges inherent in handling and protecting large volume of data, including:

•	protecting the data collected, stored and processed on our technology systems, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors, including properly sanitizing personal data collected; and

•	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information.

When our L4 autonomous driving vehicles are in operation, with certain camera angle, camera accuracy and the relative speed and position between our vehicle and pedestrians or other vehicles under limited circumstances, the cameras of our vehicles may collect certain personal information. According to the Several Provisions on Vehicle Data Security Management (Trial Implementation), if it is impossible to obtain consent from individuals to collect and provide personal information outside the vehicle due to the need to ensure driving safety, anonymization should be performed, including deleting images containing natural persons that can be identified, or performing partial blurring of human figures in the videos. For personal information originated outside the vehicle, we are unable to obtain the consent of the relevant individuals. As such, we desensitize the videos collected by smearing facial features and license plates before such information leaves the vehicles. The original videos are deleted immediately after such desensitization is completed. However, we cannot assure you that the de-identification measures we take fully comply with regulatory requirements in this regard, the failure of which may subject us to administrative measures and severely disrupt our business operations.

In addition to the regulations on vehicle-collected data discussed above, the PRC regulatory and enforcement regime with regard to data security and data protection in general is evolving and may be subject to different interpretations or changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the MIIT, the CAC, the MPS and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Regulations—Regulations Relating to Cybersecurity and Data Security” and “Regulations—Regulations Relating to Privacy.”

In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised

Cybersecurity Review Measures further stipulates that a network platform operator that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review when it seeks to list overseas. As of the date of this prospectus, we are not in possession of more than one million users’ personal information. We have completed the procedures as advised by our PRC legal counsel, Commerce & Finance Law Offices. As of the date of this prospectus, we have not been designated by the relevant PRC authorities as a critical information infrastructure operator, nor have we been involved in any formal investigations on cybersecurity review made by the CAC or any other PRC authority on such basis or any cybersecurity-related warning or sanction from the PRC government or any notice from relevant authorities specifying us to file for the cybersecurity review.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and may result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition to mainland China, we have also commenced trial and commercial autonomous driving vehicle operations overseas. As we expand our global footprints, we expect to be subject to laws and regulations in foreign jurisdictions, such as the U.S., regarding data privacy, protection, and security. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. Furthermore, our products and services may evolve to add new features and functionality to respond to market demand that may change our privacy obligations. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Failure to fully comply with these laws and regulations in overseas jurisdictions could also result in regulatory enforcement actions against us or otherwise subject us to significant liability, costs and a material loss of revenue resulting from the adverse impact on our reputation and brand. Any of such events could have materially adverse effect on our business, financial condition, results of operations and prospects.

If our autonomous driving technology products and services fail to meet evolving customer needs, respond to the industry evolution appropriately, tailor to developing use cases or to perform as expected, our ability to market or sell our products and services could be adversely affected.

In order to succeed, we need to tailor our products and services to address rapidly-changing customer demands, the evolving autonomous driving technology and emerging user cases. Our results of operation will depend on our ability to adapt and respond effectively to these changes in a timely manner. We may not be equipped with the insight into new trends in the autonomous driving industry that could emerge and affect our business operations, and we may not be able to forecast and meet the continuously changing demands and preferences towards our products and services. If we fail to develop new features of our technology platform, autonomous driving vehicles or ADAS solutions to meet the emerging marketing demands, we may lose our competitive edge over other industry participants. If we fail to accurately estimate the demand for our products and services, match the timing and quantities of component purchases to actual needs or successfully implement inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption and storage, transportation and write-off costs, which could have a material adverse effect on our business, prospects, financial condition and operating results.

Although we believe that our algorithms and data analysis technology are promising, we cannot assure you that our technology will achieve the required reliability for autonomous driving at a large scale commercially. There can be no assurance that our algorithms and data analytics could predict every single potential issue that may arise during the operation of our autonomous driving vehicles, the failure of which could lead to road accidents and casualties, and could materially and adversely affect our business, prospectus, financial condition and results of operations.

Furthermore, there can be no assurance that our customers and end users will be able to properly adapt to the different operation processes for our autonomous driving vehicles. Any accidents resulting from such failure to operate our autonomous driving vehicles properly could harm our brand and reputation, result in adverse publicity and product liability claims, and have a material adverse effect on our business, prospects, financial condition and operating results.

Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.

Our relationship with our customers and business partners is crucial to our success. We generate revenue from (i) the sales of our L4 autonomous driving vehicles, primarily including our robobuses, robotaxis and robosweepers, and related sensor suites to our customers, and (ii) the provision of L4 autonomous driving services, including the provision of L4 operational and technical support services as well as ADAS research and development services to our customers. If we fail to maintain relationships with our customers, or fail to continue to attract new customers, or if our customers or end users reduce or cease the use of our products and services for any reason, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In addition, we depend on a limited number of customers, including certain shareholders of our company, to generate a substantial portion of our revenue. Our six largest customers in terms of revenue in 2021 accounted for 89.8% of our total revenue for the same year. Our five largest customers in terms of revenue in 2022 and 2023 accounted for 72.0% and 77.5% of our total revenue for the respective year. We derived 13.7%, 8.5% and 12.1% of our total revenue from related parties in 2021, 2022 and 2023, respectively. There is no assurance that we will be able to maintain or expand our relationships with our customers, or that we will be able to continue to serve them at current levels, or at all. If any of our customers significantly reduces or even ceases its use of our products and services, we may not be able to find alternative customers at comparable levels, or at all. In addition, we may not be able to continue to attract new customers. As a result, we may experience a decline in our revenue, which will negatively affect our results of operations and financial performance.

Our autonomous driving technology and related software and hardware could have undetected defects or contain serious errors, which could create safety issues, reduce market adoption, damage our brand image, subject us to product recalls or expose us to product liability and other claims that could materially and adversely affect our business.

Our autonomous driving technology is highly technical and very complex, and has in the past and may in the future experience defects, errors or bugs at various stages of development. We may be unable to timely correct problems to our business partners’ and end users’ satisfaction. Additionally, there may be undetected errors or defects especially as we introduce new systems or as new versions are released. Undetected errors and defects may cause our autonomous driving vehicles that make up our fleet and the vehicles of our customers applying our autonomous driving technology to malfunction, which could result in serious injury to or death of the end users of vehicles, or those in the surrounding area. Errors or defects in our products and services may only be discovered after they have been tested, commercialized and deployed. We generally offer a limited warranty to our customers for our products in order to repair or replace for the aforementioned errors, defects or hardware component failures. However, subject to the product liability related laws and regulations in the jurisdictions where our products and services are offered, we may incur significant additional development costs and product recall, repair or replacement costs, or more importantly, liability for personal injury or property damage caused by such errors or defects, as these problems would also likely result in claims against us. The occurrence of any of the above will cost us significant expense and diversion of management attention and other resources. Our reputation or brand may be damaged as a result of these problems and end customers may be reluctant to use our vehicles and services, which could adversely affect our ability to retain existing customers and attract new customers, and could materially and adversely affect our financial results.

For each autonomous driving vehicle type we have developed, the vehicles that adopt our ADAS solutions and our future autonomous driving vehicle models, once production begins, we may experience product liability disputes and product recalls, which could adversely affect our brand in our target markets and could adversely affect our business, prospects, financial conditions and results of operations. Any product liability dispute or product recall in the future may result in adverse publicity, damage our brand and materially adversely affect our business, prospects, operating results, and financial condition. In the future, we may be subject to product recalls if any of our autonomous driving vehicle components prove to be defective or noncompliant with applicable motor vehicle safety standards. Such recalls typically involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and results of operations. In addition, we could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of defects and errors in our software and hardware. Any such lawsuit may cause irreparable damage to our brand and reputation. In addition, defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of our brand and our products. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be materially and adversely affected.

We may not be able to execute our growth strategies successfully or manage our growth, and as a result, our business may be adversely affected.

Our ability to maintain or enhance our growth rates and achieve profitability partially depends on our ability to increase our revenue and operating income through a series of organic growth initiatives. Our growth strategies include to grow business to reach large-scale commercialization, continue to strengthen our technology, reduce cost and improve operational efficiency, expand global presence and to broaden strategic partnership. However, we may not be able to execute on these strategies as effectively as anticipated. Our ability to execute on these strategies depends on a number of factors, including:

•	our ability to build on our technological and business milestones to advance towards full commercialization across robotaxi, robobus, robovan, robosweeper and other autonomous driving use cases;

•	our ability to work with OEMs and other suppliers to scale up our products and services to meet our customers’ needs;

•	our ability to work with business partners to bring state-of-the-art ADAS solutions to the market;

•	our ability to continue to deliver our technology through providing autonomous driving products and services;

•	whether we have adequate capital resources to expand and optimize our technology platform, expand our offerings, enhance our data capabilities and increase our spending on talent development;

•	our ability to continue to upgrade our technology platform and to accelerate the evolution of our product and service offerings;

•	our successful execution of our overseas expansion plan;

•	our ability to improve operational efficiency;

•	our ability to strengthen our existing partnerships and enter into new strategic partnerships with industry leaders across the value chain;

•	our ability to hire, train and retain top talent in the autonomous driving industry; and

•	our ability to navigate an evolving and complex regulatory environment.

Our current and future autonomous driving products and services may not generate the expected levels of sales and profitability, and our growth strategies may not lead to commercialization necessary to achieve a comparable level of profitability. To the extent that we are unable to execute on our growth strategies in accordance with our expectations and fail to achieve the expected levels of sales and profitability, our business and results of operations may be adversely impacted. In addition, our growth may continue to fluctuate and may be below our historical rates. Therefore, we cannot assure you that we will achieve and subsequently maintain profitability in the future.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operations. We have obtained all necessary licenses and permits that are material to our business operations. However, we cannot assure you that we will be able to renew the licenses and permits that we have obtained, or obtain new licenses and permits for our business operations, when necessary in a timely manner, or at all.

We have been cooperating with a service provider that possesses a navigation electronic map production and surveying license. Under the cooperation, the service provider provides us with HD maps services to complement the vision of our sensors. In September 2022, in order to comply with certain regulatory development, we expanded our cooperation scope with such licensed service provider to also cover the conduction of activities that requires qualification in order to facilitate the operation of our vehicles. If our cooperation with such service provider is terminated or expire without timely renewal for any reason, and we cannot reach similar cooperation arrangements with other qualified service providers on terms acceptable to us, or at all, we may have to halt the relevant operation of our vehicles until we can obtain such licenses, if ever. Any of the foregoing may disrupt our operations and may materially and adversely affect our business, financial condition and results of operations. Moreover, we had historically conducted surveying and mapping in internet mapping service category and hold the relevant certificate through Guangzhou Jingqi. After the unwinding of the VIE structure in March 2023, we terminated the surveying and mapping business of Guangzhou Jingqi. While such termination has not negatively affected our current business operations, in the future we may need to, based on our business needs, engage a licensed surveying and mapping service provider to conduct the surveying and mapping business in internet mapping service category. We cannot assure you that, if and when we decides to do so, we will successfully engage such service provider/expand our cooperation scope with such service provider on commercially acceptable terms and in a timely manner, or at all. Failure to do so will disrupt our business operations and negatively affect our results of operations, financial performance and prospectus.

In addition, new laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. We cannot assure you that we will be able to obtain such licenses and permits in a timely and cost-effective manner. If any applicable local government authorities consider that we were operating without the proper approvals, licenses or permits, they have the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

We have only recently started to generate revenue and have not been profitable, which may continue in the future.

We have only recently started to generate revenue and have not been profitable since our inception. We incurred loss for the year of RMB1,007.3 million, RMB1,298.5 million and RMB1,949.1 million (US$274.5 million) in 2021, 2022 and 2023, respectively. We have made significant up-front investments in research and development, administrative and selling expenses to rapidly develop and expand our business and technologies. We expect to continue to invest significantly in research and development, administrative and selling expenses, to establish and expand our business, and these investments may not result in an increase in revenue on a timely basis, or at all.

We may not generate sufficient revenue or we may incur substantial losses for a number of reasons, including the lack of demand for our products and services, increasing competition, challenging macro-economic environment as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in achieving profitability and maintaining and enhancing our cash position, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.

If we fail to obtain or generate sufficient capital to maintain our operations and finance our growth strategies, or fail to do so on favorable or commercially acceptable terms to us, our operations and prospects could be negatively affected.

We need significant capital to, among other things, conduct research and development for our autonomous driving technology platform, attract and retain top talent, launch new autonomous driving vehicle types, offer more advanced ADAS features, maintain and grow our fleet, expand our customer base and provide quality technical support services. Our capital expenditures, including payments for purchase of intangible assets, property and equipment, were RMB25.6 million, RMB82.7 million and RMB37.0 million (US$5.2 million) in 2021, 2022 and 2023, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business and continue to invest in technological development, and that our level of capital expenditures may be significantly affected by customers’ demand for our products and services. The fact that we have a limited operating history and we operate in a novel and evolving industry means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate especially in the fast-evolving autonomous driving industry that we operate. In addition, we may need a substantial amount of cash to fulfill certain covenants under our agreements with business partners. For example, pursuant to the shareholders agreement we entered into on July 10, 2019 with two investors, if the joint venture company established by these investors and us does not complete an initial public offering within six years after its incorporation, we may be required by one of the investors to repurchase all or a part of its equity interests in the joint venture, and may need to pay the other investor certain amount of cash to ensure its investment return. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Obligations.”

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions, investor acceptance of our business plans and other factors. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds to support liquidity, we will have to significantly reduce our spending, or delay or cancel our planned activities. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

It is possible that the unit economics of our autonomous driving vehicles do not materialize as expected, which could adversely affect our business prospects.

Our business model is partially premised on our future expectations and assumptions regarding unit economics of our robotaxi, robobus, robovan and potentially other autonomous driving vehicles powered by our

WeRide One platform, as labor costs associated with human drivers are largely removed from the overall cost structure and each vehicle can operate for extended hours. There are uncertainties in these assumptions, and we may not be able to achieve the unit economics we expect for many reasons, including but not limited to costs of the autonomous driving system hardware, other fixed and variable costs associated with autonomous driving vehicle operation, useful life of autonomous driving vehicles, vehicle utilization and product pricing. To manage hardware costs, we must engineer cost-effective designs for our sensors, computers and vehicles, achieve adequate scale, and continue to enable software improvements. In addition, we must continually push initiatives to optimize other cost components such as maintenance and insurance costs. This will require significant coordination with our OEM partners and suppliers. Adequate cost management may not materialize as expected, or at all, which would have material adverse effects on our business prospects.

Autonomous driving technology, products and services are new to market, and the appropriate price points are still being assessed by the market. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase revenue or cause us to lose market share, any of which could materially and adversely affect our business, financial condition and results of operations. Unfavorable changes in any of these or other unit economics-related factors, many of which are beyond our control, could materially and adversely affect our business, prospects, financial condition and results of operations.

We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subject us to risks.

Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have established a robust ecosystem consisting of OEMs, Tier 1 suppliers, logistics and urban service providers, and others. A number of our partners have also become our shareholders and invested in our future, demonstrating their strong conviction in our technology and go-to-market strategy and providing further validation to our product and service offerings. Components manufactured by OEMs or our Tier-1 suppliers could contain defects that would cause our autonomous driving vehicles to fail to operate as intended. We will also need to identify and negotiate additional relationships with other third parties. We may not be able to successfully identify and negotiate definitive agreements with these business partners on terms that are attractive or at all, which would cause us to incur increased costs to develop and provide these capabilities.

Collaboration with these third parties is subject to risks, some of which are outside our control. We could experience delays to the extent our partners do not meet the agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for the joint development project. There is also a risk of other potential disputes with partners in the future, including with respect to intellectual property rights. In addition, some of our customers may experience reduced payment capabilities due to a downturn in the macroeconomic environment, leading to extended payment cycles and making it more challenging for us to collect receivables. For example, our impairment loss on receivables and contract assets significantly increased from RMB11.7 million in 2022 to RMB40.2 million (US$5.7 million) in 2023, primarily attributed to the aging deterioration of receivables and contract assets, as a result of slowed cash collection from our customers, and the increase of our balances of receivables. We cannot guarantee future successful collections or assure that similar circumstances will not recur. Our ability to successfully commercialize could also be adversely affected by perceptions about the quality of our or our partners’ products and services. If our existing partner agreements were to be terminated, we may be unable to enter into new agreements on terms and conditions acceptable to us. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

Because some key components in our vehicles come from limited sources of supply, we may be susceptible to supply shortages, price adjustment, long lead time for components and other supply changes, any of which could disrupt our supply chain.

Most of the components that are used to, or to be used to, manufacture our autonomous driving vehicles are sourced from third-party suppliers and our OEM partners. We have limited experience in managing a large supply chain to manufacture and deliver vehicles at scale. In addition, some of the key components used to manufacture our autonomous driving vehicles come from limited sources of supply. We may therefore be subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our vehicles. In addition, our agreements with most of our third-party suppliers are non-exclusive. Our suppliers may dedicate more resources to other companies, including our competitors. We have experienced and may continue to experience component shortages and price fluctuations of certain key components and materials, and the availability and pricing of these components may be beyond our control. Component shortages or pricing fluctuations could be material in the future. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, our business partners who manufacture our autonomous driving vehicles may not be able to develop alternate sources in a timely manner in the case of limited sources. Developing alternate sources of supply for these components may be time-consuming, difficult and costly, and our business partners who manufacture our autonomous driving vehicles may not be able to source these components on terms that are acceptable to us, which may undermine our ability to meet our requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet our product launch timeline or scheduled product deliveries to users. This could adversely affect our relationships with our customers and could delay the expansion of our operations, including with our business partners who manufacture our autonomous driving vehicles. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost initially. If we are unable to source these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to meet customer demand, which may result in our customers using competitive services instead of ours.

We face competition from current and future competitors. If we fail to commercialize our technology before our competitors, develop superior technology and products, or compete effectively, we may lose our market share or fail to gain additional market share, and our growth and financial condition may be adversely affected.

We face competition from autonomous driving industry participants in each of our product and service offerings which will only intensify if we introduce additional vehicle types or expand the use cases of our autonomous technology. Competition is based primarily on technology, ability to source capital, safety, efficiency and cost-effectiveness. Our future success will depend on our ability to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. We face competition, both in mainland China and internationally, from autonomous driving companies that offer autonomous driving technologies, products and services. We may also face competition from automotive OEMs global-wise and other global technology giants, particularly those who are building internal autonomous driving development programs. In addition, because the autonomous driving market is relatively nascent, our OEM partners and we have been and are expected to continue exploring different business models and innovating our product and service offerings. Our OEM partners may launch autonomous driving vehicles that potentially compete with our vehicles for customers, end users and market share.

Some of our current and potential competitors have greater financial, technical and other resources than us and may be able to deploy greater resources to the advancement of autonomous driving technologies. In addition, our competitors in certain geographic markets may enjoy substantial competitive advantages such as greater brand recognition, longer operating histories, better localized knowledge and more supportive regulatory regimes. Some of our competitors may be capable of offering innovative service and product offerings and more desirable pricing models. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our products or offerings less attractive. We cannot be certain that the pace of our growth or our product offerings will meet the demand of our customers and end users at all times, the failure of which may materially and adversely affect our business, prospects, financial condition and results of operations. Furthermore, increased competition could also intensify our pricing pressure and force us to adjust our pricing strategies to maintain and grow our market share. We may not have the same financial resources as our competitors that allow us to adjust pricing, which may result in a loss of customers and future market share. On the other hand, if we follow the downward price adjustment trend, our ability to generate revenue and achieve profitability may be adversely affected.

We depend on the experience and expertise of our senior management team, technical engineers and certain key employees, and the loss of any executive officer or key employee, or the inability to identify, recruit or retain executive officers, technical engineers and key employees in a timely manner, could harm our business, operating results, and financial condition.

Our success depends largely upon the continued services of our key executive officers and certain key employees. We rely on our executive officers and key employees in the areas of business strategy, research and development, marketing, sales, services and general and administrative functions. There had been, and may from time to time be, changes in our executive management team. There may also be disputes and proceedings surrounding compensation, non-compete obligations and intellectual properties with former employees. Such changes, disputes and proceedings could disrupt our business, result in negative publicity of our company, and cause diversion of management attention and financial resources. We do not maintain key-man insurance for any member of our senior management team or any other employee. The loss of one or more of our executive officers or key employees could have a material adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for talent is intense in the autonomous driving industry and the technology-related labor market in general, especially for engineers with high levels of experience in designing and developing autonomous driving related algorithms. We may also need to recruit highly qualified personnel internationally. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and can offer more attractive compensation packages for new employees. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources and potentially in litigation. In addition, job candidates and existing employees often consider the value of the share incentive awards they receive in connection with their employment. If the perceived value of our share awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel on a timely basis or fail to retain and motivate our current personnel, we may not be able to commercialize and then expand our technology platform in a timely manner and our business and future growth prospects could be adversely affected.

Our expansion into new geographical areas and jurisdictions involves inherent risks, which may adversely affect our business and results of operations.

Our expansion into new geographical areas and jurisdictions involves new risks and challenges associated with such new markets, such as obtaining permit to conduct test driving and further, commercial operation, of our autonomous driving vehicles in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic condition. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure that we will be able to execute on our business strategy or that our product and service offerings will be successful in such markets.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

Companies across all industries are facing increasing scrutiny relating to their environmental, social and governance, or ESG, policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG calls for capital, investors and lenders to tilt their investment decisions to favor industries and companies with recognized ESG practices. We believe our autonomous technology delivers a safer transportation experience both for the passengers and the environment around by significant reducing the risk of accidents, particularly for those associated with human errors. We are dedicated to delivering optimization of vehicle controls and maneuvers that in turn brings improvement of energy efficiency. Despite our continual efforts to adapt to and comply with investor, lender or other industry shareholder expectations and standards related to ESG, we may not be able to always meet the evolving expectations and standards. We may be perceived to not have responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so. We may therefore suffer from reputational damage, which will negatively affect our future business, financial condition and stock price.

We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.

Any Chinese companies or individuals targeted under U.S. economic sanctions or export control restrictions may lose access to the U.S. markets. U.S. entities and individuals may not be permitted to do business with sanctioned companies and individuals, and other international enterprises may as a matter of law and/or policy decide not to engage in transactions with such companies or individuals. A supplier of our company was recently impacted by U.S. export restrictions that prevent it from supplying certain integrated circuits to mainland China. The relevant integrated circuits are not among the components that we purchase from this supplier, and thus this development did not impact our activities with or involving this supplier and did not create disruptions for our business. However, we cannot assure you that similar restrictions will not be imposed with regard to the components that we source from this supplier or other integrated circuits we are currently sourcing. In addition, a supplier of our company was recently added to the U.S. Department of Defense’s list of Chinese Military Companies; as a result, the Department of Defense will be prohibited from acquiring goods or services from this supplier. Although we believe such restriction would not have any impact on our ability to transact with such supplier, we cannot assure you that similar restrictions will not escalate in the future, resulting in our inability to source from such supplier or any other suppliers that are subject to similar restrictions. In addition, policies that are aimed at restricting U.S. or other foreign persons from supplying certain Chinese companies have been issued in the U.S. and other foreign jurisdictions in recent years. These measures could deter suppliers and investors in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. We may be affected by future changes in U.S. export control laws and regulations. In particular, the tightened U.S. export controls, including export controls related to the export to mainland China of certain advanced semiconductors and equipment to manufacture them, as well as export control on emerging technologies could become an additional barrier in securing sufficient supplies of semiconductors. In addition, in the future, if we, any of our customers, suppliers or other ecosystem partners that have collaborative relationships with our company or our affiliates were to become targeted under sanctions or export control restrictions, or if we were unable to source U.S.-origin software and components from third parties or otherwise access U.S. technology as a result of such regulatory changes, our product and service development, commercialization and other aspects of our business operations may be materially interrupted. The occurrence of any of the above could materially and adversely affect our business, prospects, results of operations and financial condition.

We maintain policies and procedures designed to ensure compliance with these regulations. However, such policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents and business partners could engage in improper conduct for which we may be held responsible. Non-compliance with these laws and regulations could subject us to adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, prospects, results of operations, financial condition and reputation.

Strategic acquisition of and investments in businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges.

To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances, including joint ventures, or making strategic investments and acquisitions. If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired businesses. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. On the other hand, we may not be able to successfully select investment and acquisition targets that supplement our business and growth strategies. After devoting significant resources to potential acquisitions, the transactions may not be closed successfully due to strengthened anti-monopoly enforcement in mainland China. Moreover, we may not be able to achieve our intended strategic synergies and may record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired businesses or manage a larger business. Our equity investees may generate significant losses, a portion of which will be shared by us in accordance with IFRS. In addition, we may incur impairment losses if the financial or operating results of those investees fail to meet the expectations. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and any negative developments in connection with our acquisitions or strategic investment could have a material adverse effect on our business, reputation, results of operations and financial condition.

In addition, we intend to pursue joint venture opportunities which we believe will allow us to expand into more markets and complement our growth strategy. We may be required to contribute significant amount of capital and managerial resources in forming joint ventures with third parties. We may not succeed in the collaboration with third parties to meet our performance and financial expectations, which could adversely impact our ability to meet internal forecasts and expectations. In addition, in forming joint ventures, we may not be able to, at all times, comply with local or foreign regulatory requirements, and the joint ventures may not be able to obtain necessary regulatory clearance, licenses and permits for its intended business purposes. Any of the foregoing could have a material adverse effect on our business, reputation, results of operations and financial condition.

Misconduct or illegal actions of our third-party suppliers, manufacturers or other business partners could materially and adversely affect our reputation, business, financial condition and results of operations.

We work with third parties in developing and providing our products and services, such as OEMs to develop and manufacture our autonomous driving vehicles. We carefully select our third-party suppliers, manufacturers and other business partners, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty in meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to end users, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, our business and reputation could be damaged. In addition, if such third-party business partners cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing end users with similar services until we find or develop a suitable alternative. Furthermore, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business, prospectus, financial conditions and results of operations would be materially and adversely affected.

Any disruption to our technology systems and facilities, operational systems, security systems, infrastructure or integrated software could adversely affect our business and results of operations.

We collect and maintain information in digital form that is necessary to conduct our business, and we rely on our technology systems and facilities, comprising of our operational systems, data management systems, security systems, servers and others, in connection with many of our business activities. Some of these networks and systems are managed by third-party service providers and are not under our direct control, and as a result, a number of third-party service providers may or could have access to our confidential information. Our operations routinely involve receiving, storing, processing and transmitting confidential or sensitive information pertaining to our business, users, customers, ecosystem partners, employees and other sensitive matters, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential or sensitive information. We have established physical, electronic, and organizational measures designed to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our technology systems and the processing, transmission, and storage of digital information. Despite the implementation of preventative and detective security controls, such technology systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism, and war. Our technology systems and facilities, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties, including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information.

We have experienced attempts to breach our systems and other similar incidents, none of which have been material. Any future cyber incidents could, however, materially disrupt operational systems, result in the loss of trade secrets or other proprietary or competitively sensitive information, compromise personally identifiable information regarding end users or employees and jeopardize the security of our facilities. Any disruption to our technology system may also affect our ability to manage our data and inventory, procure parts or supplies or produce, sell and deliver our products and provide services to customers, adequately protect our intellectual property or achieve and maintain compliance with applicable laws, regulations and contracts. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We can provide no assurance that our current technology systems, or those of the third parties upon which we rely, are fully protected against cybersecurity threats. It is possible that we or our third-party service providers may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Information technology security threats, including security breaches, computer malware and other cyber-attacks are increasing in both frequency and sophistication and could cause us to incur financial liability, subject us to legal or regulatory sanctions or damage our reputation with users, customers, ecosystem partners and other stakeholders. We continually seek to maintain information security and controls, however, our efforts to mitigate and address network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities may not be successful, and the impact of a material cybersecurity event could have a material adverse effect on our competitive position, reputation, results of operations, financial condition and cash flows.

Unauthorized control or manipulation of systems in autonomous driving vehicles may cause them to operate improperly or not at all, or compromise their safety and data security, which could result in loss of confidence in us and our technology solutions, cancellation of contracts with certain of our customers and materially harm our business.

Our product and service offerings rely on our complex information technology systems. While we have implemented security measures intended to prevent unauthorized access to our information technology networks, our vehicles and their systems, malicious entities may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of, or to change, our vehicles’ functionality, user interface and performance characteristics or to gain access to data stored in or generated by our vehicles. We encourage reporting of potential vulnerabilities in the security of our products and services through our security vulnerability reporting policy, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that any vulnerabilities will not be exploited before they can be identified, or that our remediation efforts are or will be successful.

Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or government investigations. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our products and services, their systems or data are capable of being hacked, may harm our brand, prospects and operating results.

We have granted, and may continue to grant, options and other types of awards under our 2018 Share Plan, which may result in increased share-based compensation expenses.

We adopted the 2018 Share Plan in June 2018, which was amended and restated from time to time by the shareholders of our company, in order to attract, incentivize and retain employees, outside directors and consultants of our company and to promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Share Plan is 394,406,107 ordinary shares. As of April 30, 2024, 194,035,796 restricted share units and options to purchase a total of 108,426,214 ordinary shares had been granted and remain outstanding.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

The current tensions in international trade and rising political tensions, particularly between the U.S. and China, may adversely impact our business, financial condition, and results of operations.

It is unknown whether and to what extent new tariffs, economic or trade sanctions, export controls or other new laws or regulations related to trade (and in particular trade with or involving China) will be adopted by the U.S. government, or the effect that any such actions would have on us, the industry we operate in, our business partners and end users. Any unfavorable government policies on international trade, such as capital controls, export controls, sanctions or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. Any new trade-related laws or restrictions, or the regeneration of existing trade agreements could have an adverse effect on our business, financial condition, results of operations.

In addition, we have been closely monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products, or voiced the intention to do so. For instance, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. Moreover, many of the recent policy updates in the United States, including the recently announced outbound investment restrictions by the U.S. government may have unforeseen implications for our business. For example, the Executive Order issued by President Biden on August 9, 2023 introduces a new mechanism for reviewing U.S. outbound investments in certain national security technologies and products in “countries of concern,” targeting investments that could contribute to sensitive technologies and products in the semiconductors and microeletronics, quantum information technologies, and artificial intelligence sectors that are critical for the military, intelligence, surveillance or cyber-enabled capabilities of these nations. This Executive Order restricts U.S. investments in Chinese firms involved in sensitive technologies, which could affect their funding sources and partnerships with U.S. entities. In March 2024, BIS released an advanced notice of proposed rulemaking seeking comments regarding regulations on certain transactions involving Information and Communication Technology and Services (“ICTS”) integral to connected vehicles when designed, developed, manufactured or supplied by persons owned by, controlled by or subject to the jurisdiction or direction of China, among other countries. Final rules relating to ICTS could prohibit or restrict the sales of products or services developed and offered by us, and consequently significantly affect our business. Moreover, national security and foreign policy concerns may prompt governments to impose trade or other restrictions, which could make it more difficult to restrict our access to certain markets or technology. The political landscape in the United States could affect U.S. government’s attitude towards China and cause uncertainty to restrictions it may impose on Chinese technology, in particular amidst the 2024 United States presidential election, the uncertain outcome of such election and the approach the next U.S. administration towards China. Measures such as these could deter suppliers and investors in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. Investor concerns may also adversely affect the value and trading of the securities of China-based companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, which they may not be able to do in a timely manner and on commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Given that we operate a research and development center in the U.S. and we cooperate with certain U.S.-based suppliers, our business is particularly susceptible to these controls and restrictions, and our financial condition and results of operations could be materially and adversely affected as a result.

We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to ligations brought by third parties.

Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and operating results. Our success depends in part on our ability to protect our core technology and intellectual property. We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes. Intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. While we take measures to protect our intellectual property, such efforts may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior to ours. We may also be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services or technologies that are substantially similar or superior to ours and that compete with our business.

We have in the past initiated, and may in the future be involved in litigation to enforce our intellectual property rights and to protect our trade secrets. Our efforts to enforce our intellectual property rights have been, and may in the future be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay the introduction and implementation of new technologies, result in our substituting inferior or more costly technologies into our products or injure our reputation. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

We may not be able to protect our intellectual property rights throughout the world, and changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

We routinely apply for and register intellectual property in mainland China and overseas. The protection of intellectual property rights in mainland China is different from that of the United States or other developed countries. In addition, filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property rights on our products and services in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside China can be less extensive than those in mainland China. In addition, effective intellectual property protection may not be available in every jurisdiction in which we offer our products and services. Although we have generally taken measures to protect our intellectual property rights, there can be no assurance that we will be successful in protecting or enforcing our rights in every jurisdiction. Consequently, we may not be able to prevent third parties from practicing our inventions in all jurisdictions where we operate or expect to operate in the future, or from selling or importing products made using our inventions into other jurisdictions. Competitors may misappropriate our technologies in jurisdictions where we have not obtained patent protection or other intellectual property rights to develop their own products and may export otherwise infringing, misappropriating or violating products. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

We may encounter problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries where we may apply for registration of intellectual property may not favor the enforcement of patents and other intellectual property rights, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights generally. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

In addition, changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our innovations in the United States. The patent grant system in the United States has recently transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under the current “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. As such, a third party that files a patent application in the United States Patent and Trademark Office before us could be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This and other changes in the U.S. patent law could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products and services similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application to the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will be broad enough to protect our proprietary rights or otherwise afford protection against competitors with similar technology. In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Our competitors may challenge or seek to invalidate our issued patents, or design around our issued patents, which may adversely affect our business, prospects, financial condition or operating results. Also, the costs associated with enforcing patents, confidentiality and invention agreements, or other intellectual property rights may make aggressive enforcement impracticable.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed (whether lawfully or otherwise) to or independently developed by a competitor or other third party, our business, operating results, and financial condition will be materially and adversely affected.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is risk that third parties may obtain unauthorized access to and improperly utilize or disclose our proprietary information, which could harm our competitive advantages. We may not be able to detect or prevent the unauthorized access to or use of our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages, or the damages may not be capable of being mitigated or remedied.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. We may not be able to obtain a commercially reasonable license or a license that we obtain (if any) may not entirely resolve the potential risks of intellectual property infringement. As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve one or more of our competitors focused on using their patents and other intellectual property to obtain competitive advantage, or patent holding companies or other adverse intellectual property rights holders who have no relevant product and service revenue, and therefore our own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies or business methods, and we cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products and services may infringe. We expect that in the future we may receive notices that claim we or our collaborators have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows.

To defend ourselves against any intellectual property claims brought by third parties, whether with or without merits, can be time-consuming and could result in substantial costs and a diversion of our resources. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our products, technologies or business operations, or invalidate or render unenforceable our intellectual property.

If our technology is determined to infringe a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on any alleged infringement, misappropriation or other violation of third party intellectual property rights, we may be required to do one or more of the following: (i) cease development, sales, provision or use of our products and services that incorporate or use the asserted intellectual property right; (ii) obtain a license from the owner of the asserted intellectual property right, which may be unavailable on commercially reasonable terms, or at all, or which may be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us; (iii) pay substantial royalties or other damages; or (iv) redesign our technology or one or more aspects or systems of our autonomous driving vehicles to avoid any infringement or allegations thereof. The aforementioned options sometimes may not be commercially feasible. Additionally, in our ordinary course of business, we agree to indemnify our customers, ecosystem partners and other commercial counterparties for any infringement arising out of their use of our intellectual property, so we may face liability to our business partners or third parties for indemnification or other remedies in the event that they are sued for infringement.

We may also in the future license third party technology or other intellectual property, and we may face claims that our use of such in-licensed technology or other intellectual property infringes, misappropriates or otherwise violates the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

We also may not be successful in any attempt to redesign our technology to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their merits or success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. Also, such lawsuits, regardless of their merits or success, could seriously harm our reputation with customers and in the industry at large.

We utilize open-source software, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.

We use open-source software in our in-vehicle software, which are installed on all of our autonomous vehicles. We anticipate to continue using open-source software in the future. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services or retain our ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open-source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid breach of the applicable open-source software licenses or potential infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and we cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title, non-infringement or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process to disallow any open source code with licenses that will expose our own code and intellectual property, but we cannot be sure that all open-source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed properly, could adversely affect our ownership of proprietary intellectual property, the security of our vehicles, or our business, results of operations and financial condition.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The Chinese economy and global economy from 2020 to 2022 were adversely impacted by the COVID-19 pandemic, and the macroeconomic environments continue to face numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. Several factors have adversely impacted a global economy already weakened by the pandemic, including higher-than-expected inflation worldwide, supply chain disruptions and pressures, rising energy prices and further negative spillovers from the global conflicts. There have also been concerns on the relationship between China and other countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in mainland China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, tariffs, cybersecurity, market entry and supply chain regulations. Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay purchasing or using our products and services, while we may have difficulty expanding our offerings and commercialization fast enough, or at all, to offset the impact of decreased demand by our existing customers.

The successful operation of our business depends upon the performance and reliability of internet, mobile and other infrastructures that are beyond our control.

Our business depends on the performance and reliability of internet, mobile and other infrastructures that are not under our control. The functionality, connectivity and safe operation of our autonomous driving vehicles rely on the mobile communication infrastructure and wireless technology. The occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, security breach or computer virus could result in delays or interruptions to our product and service offerings and our technology platform, as well as business interruptions for us and our users, customers and business partners. Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could adversely affect our business, financial condition, and operating results.

In addition, disruptions in internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our product and service offerings may interfere with the speed and availability of our technology platform and product and service offerings. For example, if our WeRide Go App is unavailable when users of our robotaxi services attempt to access it due to any disruption to telecommunications network, they may not apply our services as often in the future, or at all, and may use our competitors’ product or service offerings more often. Furthermore, if mobile internet access fees or other charges to internet users increase, consumer traffic to our WeRide Go App may decrease, which may in turn cause our revenue to decrease.

Our rights to use our leased properties may be defective and could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

As of March 31, 2024, we leased a number of premises in mainland China, which are used mainly as headquarters, office space, research and development centers and workshops. Any defects in lessors’ title to the leased properties may disrupt our use of these properties, which may, in turn, affect our business operations. We had not been provided with building ownership certificates or the proofs of having the right to sublease the properties by the respective lessors with regard to five of our leased properties. In addition, our use of one leased property is inconsistent with the legally specified use of the property as provided in its title. Furthermore, under the PRC laws and regulations, all lease agreements are required to be registered with the local land and real estate administration bureau. As of March 31, 2024, eight of our leased properties in mainland China had not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we have identified, and our independent registered public accounting firm, in connection with the audits of our consolidated financial statements included in this prospectus, identified, a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is that we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. For examples, our previously issued consolidated financial statements for the years ended December 31, 2021 were restated due to certain errors in relation to the recognition of share-based compensation expenses with both service condition and performance condition. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon the completion of this offering, we will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. We also provide vehicle insurance for all of our vehicles in operation. However, insurance companies in China currently offer limited business-related insurance products. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may, from time to time, be subject to legal proceedings during the course of our business operations.

We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. For example, we are currently subject to certain labor disputes. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to transportation and vehicle regulations, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may continue to be involved in various legal or administrative proceedings and there is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. In addition, any further outbreaks of COVID-19 or other unforeseen public health crises, or political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in mainland China or abroad, could adversely affect our operations or the economies of the markets where we operate. The COVID-19 pandemic adversely affected our testing and commercialization efforts between 2020 and 2022, and we cannot assure you that new outbreaks, particularly with new variants, will not occur. Any such occurrences could cause severe disruption to our daily operations, including our research and development center and conducting test-drives of our autonomous driving vehicles, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in mainland China and globally. Any natural disaster, act of terrorism or other disruption to us or our business partners’ abilities could result in decreased demand for our product and service offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Disruptions or downturns in global or national or local economic conditions may cause demand for autonomous driving services to decline. An economic downturn resulting in a prolonged recessionary period would have a material adverse effect on our business, financial condition, and operating results.

Risks Related to Doing Business in Mainland China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A substantial majority of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in mainland China generally and by continued economic growth in mainland China as a whole.

The Chinese economy, political and social conditions differ from those of many other jurisdictions. Over the past decades, the Chinese government has taken various measures to promote the market economy and encourage entities to establish sound corporate governance. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming at sustaining the pace of economic growth. Any such development may cause decreased economic activity and affect the overall economic growth, and may adversely affect our business and operating results, leading to reduction in demand for our services and adversely affect our competitive position. We currently enjoy preferential local governmental policies, which contain eligibility requirements. We cannot guarantee that we will be able to successfully renew our preferential treatment in the future.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to the ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

We conduct our business primarily through our mainland China subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. Our mainland China subsidiaries are subject to laws and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Many laws, regulations and legal requirements are relatively new and may change from time to time. The PRC legal system is evolving quickly. The interpretation and enforcement of relevant laws and regulations are subject to change. New laws and regulations may be promulgated and existing laws and regulations, as well as the interpretation and enforcement thereof, may change quickly. In addition, any new or changes in PRC laws and regulations related to foreign investment in mainland China could affect the business environment and our ability to operate our business in mainland China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. While this may also apply to other jurisdictions, administrative and court proceedings in mainland China may take a long time, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain discretion in interpreting and implementing statutory provisions and contractual terms like other jurisdictions do, it may be difficult to predict the outcome of administrative and court proceedings that we are involved in. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. We do not believe that any provision in these opinions had a material adverse impact on our business or offshore listing plan.

On February 17, 2023, the CSRC, as approved by the State Council, released the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to the Filing Rules, PRC domestic enterprises that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report relevant information to the securities regulatory authority as required. As of the date of this prospectus, we have completed the filings with the CSRC for this offering and the CSRC published the filing results on the CSRC website on August 25, 2023.

However, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in global and geographical political and economic conditions and China’s foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transaction to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC Foreign exchange regulations that restrict our ability to convert Renminbi into foreign currency.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex, such as the Anti-monopoly Law, the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rules, and the Measures for the Security Review of Foreign Investment. These laws and regulations impose requirements in some instances that MOFCOM and the NDRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. The M&A Security Review Rules provide that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Measures for the Security Review of Foreign Investment provide that foreign investors or the relevant parties in China shall proactively report to the Office of the Working Mechanism any foreign investment in, among other sectors, important information technology and key technology that involve national security concerns and result in the foreign investor’s acquisition of actual control of the enterprise invested in before making such investment. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and

Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE. Any failure or inability of the relevant shareholders or beneficial owners who are PRC residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our PRC subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us.

We may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continually comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Registration for the change in our round-trip invested entity might not be completed in a timely manner. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Some of the investors who subscribed for warrants to purchase certain amounts of Series D preferred shares are in the process of completing the registration procedures with relevant governmental authorities as of the date of this prospectus. Failure to comply with the various foreign exchange regulations could result in liability under PRC law for circumventing applicable foreign exchange restrictions.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulations—Regulations Relating to Share Incentive Plans.”

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted share unites will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted share units with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulations—Regulations Relating to Share Incentive Plans.”

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our financial condition.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In order to efficiently administer the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. If the relevant competent government authority is of the view that we have underpaid social insurance and housing provident fund for our employees or the third-party agency arrangement does not satisfy the requirements under the relevant PRC laws and regulations, we may be required to pay the shortage of our contributions or subject to fines or other legal sanctions. If we are subject to full distribution, late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a cost-effective manner, which could adversely affect our business and results of operations. Furthermore, under relevant PRC laws and regulations, we are required to enter into labor contracts with test drivers. We have historically outsourced test driving operations to a third-party service provider, with whom the test drivers maintain employment relationships. We have entered into labor contracts with some of our test drivers, and are in the process of entering into labor contracts with the rest of the test drivers as of the date of this prospectus.

In October 2010, the SCNPC promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our mainland China subsidiaries, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our mainland China subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenue to pay dividends to us. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

If the chops of our mainland China subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our mainland China subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiaries. We may make loans to our mainland China subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our mainland China subsidiaries.

Any loans to our mainland China subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our mainland China subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our mainland China subsidiaries must be recorded and registered with the National Development and Reform Committee, or the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may affect our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our mainland

China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our mainland China subsidiaries or future capital contributions by us to our mainland China subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our mainland China subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs, if such dividends are treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a tax reduction or exemption is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our mainland China subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our Class A ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our Class A ordinary shares or ADSs. We will apply to list our ADSs on the Nasdaq Stock Market. Our Class A ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, strategic business partners and third parties that collaborate with us;

•	announcements of studies and reports relating to the quality of our products and services or those of our competitors;

•	changes in the economic performance or market valuations of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the autonomous driving industry;

•	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering, we expect to create a dual-class share structure such that our ordinary shares will consist of Class B ordinary shares and Class A ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to    votes per share based on our proposed dual-class share structure. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Immediately prior to the completion of this offering, our co-founders and directors, Tony Xu Han and Yan Li, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately    % of our total issued and outstanding share capital immediately after the completion of this offering and     % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See “Principal [and Selling] Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$    per ADS, representing the difference between the initial public offering price of US$    per ADS and our adjusted net tangible book value per ADS as of December 31, 2023, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share-based awards. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have      ordinary shares issued and outstanding, including    Class A ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

[The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.]

[Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents relevant to the filing of such lawsuits. If a court were to find the federal court choice of forum provision contained in our post-offering memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.]

[We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding

ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.]

[Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in [the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York)]. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary, arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in [the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York)], and a holder of our ADSs will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, please see “—Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act in [the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction)]. The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind. See “Description of American Depositary Shares” for more information.]

[You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.]

[ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.]

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. We conduct a substantial majority of our operations in mainland China and a substantial majority of our assets are located in China. In addition, most of our directors and senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, as this may also apply to other jurisdictions, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.

We will adopt the eighth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, which we refer to as our post-offering memorandum and articles of association. Our post-offering memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the

SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the corporate governance listing standards of the Nasdaq Stock Market. However, rules of the Nasdaq Stock Market permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards of the Nasdaq Stock Market. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the corporate governance listing standards of the Nasdaq Stock Market that are applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will generally be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treated Guangzhou Jingqi and its subsidiaries as being owned by us for U.S. federal income tax purposes because we controlled their management decisions and were entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated IFRS financial statements. If it were determined, however, that we were not the owner of Guangzhou Jingqi and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any future taxable year. Assuming that we were the owner of Guangzhou Jingqi and its subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, including goodwill (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be or become a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets including cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules”.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were to be involved in a class action suit, it would possibly divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected changes in our revenue, expenses or expenditures;

•	the expected growth of the autonomous driving market in China and globally;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our ability to improve and enhance our autonomous driving technology and offer quality products and services;

•	competition in our industry;

•	government policies and regulations relating to our industry;

•	general economic and business conditions in China and globally;

•	the outcome of any legal or administrative proceedings; and

•	assumptions underlying or related to any of the foregoing.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from government and private publications, including industry data and information from China Insights Consultancy. Statistical data in these publications also include projections based on a number of assumptions. The market data contained in this prospectus involves a number of assumptions, estimates and limitations. The related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$      , or approximately US$      if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$      per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$     per ADS would increase (decrease) the net proceeds to us from this offering by US$      , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 35% for research and development of autonomous driving technologies, products and services;

•	approximately 30% for commercialization and operation of our autonomous driving fleets, as well as marketing activities to expand into more markets;

•	approximately 25% to support our capital expenditures, including purchase of testing vehicles, research and development facilities and administrative expenses; and

•

the remaining 10% for general corporate purposes and working capital, which may include strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our mainland China subsidiaries only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have not previously declared or paid cash dividends, and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Regulations—Regulations Relating to Foreign Exchange.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the conversion of all of our issued and outstanding golden shares into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (ii) the conversion of all of the issued and outstanding ordinary shares and Series Seed-2 Preferred Shares held by Tonyhan Limited and Yanli Holdings Limited to Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (iii) the conversion of all of the remaining issued and outstanding ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (iv) the conversion of all of our remaining issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the conversion of all of our issued and outstanding golden shares into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (ii) the conversion of all of the issued and outstanding ordinary shares and Series Seed-2 Preferred Shares held by Tonyhan Limited and Yanli Holdings Limited to Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (iii) the conversion of all of the remaining issued and outstanding ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (iv) the conversion of all of our remaining issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (v) the issuance and sale of      Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$      per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2023
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Preferred shares and other financial instruments subject to redemption and other preferential rights	8,181,722	1,152,357

DEFICIT
Ordinary shares	8	1
Series Seed-1 Preferred Shares	5	1
Series Seed-2 Preferred Shares	4	1
Series A Preferred Shares	6	1
Share premium	1,104,120	155,510
Reserves	2,110,151	297,205
Accumulated losses	(6,114,544)	(861,205)
Treasury shares	(151,668)	(21,362)

Total deficit(2)	(3,051,918)	(429,848)

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our share premium, total deficit attributable to equity shareholders of the Company and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$    per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of deficit attributable to equity shareholders of the Company and total deficit by US$    million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of  was US$  million, or US$  per ordinary share as of that date and US$    per ADS. Net tangible book value represents the amount of our total consolidated assets, excluding consolidated intangible assets and goodwill, if any, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to (i) the conversion of all of our issued and outstanding ordinary shares, preferred shares and golden shares; and (ii) the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$    per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in pro forma net tangible book value after    , other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$    per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been US$      , or US$      per ordinary share and US$      per ADS.

This represents an immediate increase in net tangible book value of US$    per ordinary share and US$    per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$    per ordinary share in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Initial public offering price	US$	US$
Net tangible book value as of	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our ordinary shares, preferred shares and golden shares	US$	US$

Pro forma as adjusted net tangible book value after giving effect to the conversion of our ordinary shares, preferred shares and golden shares, this offering and issuance of ordinary shares underlying restricted share units held by our employees that will vest immediately after this offering

	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$    per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by

US$    , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$    per ordinary share and US$    per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$    per ordinary share and US$    per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2023, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The discussion and tables above assume no exercise of any share options and restricted share units outstanding as of the date of this prospectus. As of April 30, 2024, there were 108,426,214 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of US$0.9 per ordinary share and 194,035,796 ordinary shares issuable upon exercise of restricted share units, and there were 34,113,697 ordinary shares available for future issuance upon exercise of future grants under our share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Most of our operations are conducted in China, and a majority of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed     , located at     , as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.

We have been informed by Travers Thorp Alberga, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Travers Thorp Alberga that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Commerce & Finance Law Offices, our PRC legal counsel, has advised us that there is uncertainty as to whether the courts of mainland China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to the PRC for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or Class A ordinary shares, to establish a connection to mainland China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced our business in February 2017. In March 2017, our Cayman Islands holding company, WeRide Inc., formerly known as JingChi Inc., was incorporated, and later became the sole shareholder of WeRide Corp. Our Cayman Islands holding company further established WeRide HongKong Limited, or WeRide HK, formerly known as JingChi Hong Kong Limited, as its wholly-owned subsidiary in Hong Kong in May 2017.

We commenced our operations in mainland China shortly after the establishment of our offshore structure. In December 2017, we selected Guangzhou as our global headquarters. In January 2018, WeRide HK established a wholly-owned subsidiary, Guangzhou Wenyuan Zhixing Technology Co., Ltd., or the WFOE, in mainland China. In March 2018, our founder established Guangzhou Jingqi Technology Co., Ltd., or Guangzhou Jingqi, in mainland China. In July 2018, we started to direct the activities of and consolidate the financial results of Guangzhou Jingqi by entering into a series of contractual arrangements by and among our WFOE, Guangzhou Jingqi and its nominee shareholders. In March 2023, we terminated such contractual arrangements and acquired Guangzhou Jingqi as a wholly-owned subsidiary of our company.

In August 2019, for the operation of our robotaxi business, Guangzhou Jingqi, WeRide HK and two investors jointly established Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd., or Wenyuan Yuexing, in which Guangzhou Jingqi currently holds 69% equity interests. In order to conduct test driving in Nanjing, Guangzhou Jingqi further established Wenyuan Suxing (Jiangsu) Technology Co., Ltd., its wholly-owned subsidiary, in November 2020. From June 2022 to the date of this prospectus, our WFOE further established wholly-owned subsidiaries in various cities, including Guangzhou, Shenzhen, Wuhan, Nanjing, Beijing, Shanghai, Zhengzhou, Wuxi, Xi’an, Anqing and Chongqing.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.” Our consolidated financial statements have been prepared in accordance with IFRS.

Overview

WeRide is the most commercially successful L4 autonomous driving company globally as measured by our commercialization revenue in 2021, 2022 and 2023, and our mission is to transform urban living with autonomous driving. We believe WeRide’s autonomous driving technology is among the most advanced and commercially proven in the world, designed to cater to a broad spectrum of scenarios from urban environments to highways. WeRide provides autonomous driving products and services from L2 to L4, addressing the vast majority of transportation needs across the widest range of use cases on open road, including in mobility, logistics and sanitation industries. In September 2023, WeRide earned a prestigious position among the top ten on Fortune Magazine’s “2023 Change the World” list. This recognition highlights our profound impact on society and the global environment through groundbreaking innovations and sustainable business practices, placing us alongside industry giants like Tesla and General Motors.

WeRide is the first to develop a universal autonomous driving technology platform, WeRide One, which has been directly applied in a wide range of urban-centered use cases and sets us apart from our competitors. WeRide One integrates full-stack software algorithms, modularized hardware solutions and a cloud-based infrastructure platform.

Today, WeRide operates one of the world’s largest autonomous driving fleets, and has been delivering and expanding its provision of L4 autonomous driving services, including in the mobility, logistics and sanitation industries. Its L4 autonomous driving vehicles are capable of navigating dense urban environments, operating all day and under all weather conditions. Its capabilities to operate autonomous driving vehicles under all weather conditions and environments are evidenced by its global presence and accident-free track record. WeRide’s autonomous driving vehicles are test running and conducting commercial pilots in 30 cities and seven countries across Asia, the Middle East and Europe.

We generate revenue primarily from (i) the sales of our L4 autonomous driving vehicles, mainly including our robobuses, robotaxis and robosweepers and related sensor suites, and (ii) the provision of L4 autonomous driving and ADAS services, including the provision of L4 autonomous driving operational and technical support services as well as ADAS research and development services.

Our revenue increased by 281.8% from RMB138.2 million in 2021 to RMB527.5 million in 2022. In 2023, our revenue was RMB401.8 million (US$56.6 million), reflecting a moderate reduction compared to 2022. Our loss for the year was RMB1,007.3 million, RMB1,298.5 million and RMB1,949.1 million (US$274.5 million) in 2021, 2022 and 2023, respectively. We had the smallest net loss as compared with publicly-listed L4 autonomous driving companies globally in 2021, 2022 and 2023. Our non-IFRS adjusted net loss was RMB426.8 million, RMB401.7 million and RMB501.7 million (US$70.7 million) in 2021, 2022 and 2023, respectively. For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for details.

Source: CIC

Key Factors Affecting Our Performance

Continued commercialization of our autonomous driving products and services

Our business model centers on the commitment to address real world problems. We focus on driving the adoption of our autonomous driving technology, products and services and we have delivered consistent growth underpinned by the leadership of our commercialization and maturity of our products. We are offering a wide range of services and products. In 2021, 2022 and 2023, we offered services and products to 16, 21 and 36 business customers, respectively. We expect to scale up our operations, increase the range of our product and service offerings and expand our revenue sources in the future.

Our success will depend upon the progression of technological and commercialization milestones. See “Risk Factors—Risks Related to Our Business and Industry—Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or take us longer to commercialize than is currently projected,” and “Risk Factors—Risks Related to Our Business and Industry—Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.”

Continued investment in technology

Technology is at the core of our business. We believe our L4 autonomous driving technology is among the most advanced and validated in the world.

Our research and development team are critical to the success of our business. We have focused on attracting and retaining best-in-class talent to solve the greatest difficulties challenging the autonomous driving industry. We will continue to invest heavily in employee recruitment and retention to grow our strength in key technologies.

Since our inception, our team has made technological investments in key aspects of autonomous driving software, hardware and infrastructure. We invested heavily in the development of WeRide One. WeRide One enables faster product development, efficiencies and quicker go-to-market, which we believe set us apart from our competitors and give us a compelling advantage. We pride ourselves on our demonstrated research and development efficiency stemming from the universality of WeRide One and we expect to enjoy greater efficiency in this regard as we introduce more use cases onto WeRide One.

The autonomous driving industry is a promising market and technology is a key competing factor. Our financial performance will be significantly dependent on our ability to maintain our technological leadership. As such, we expect to incur substantial and potentially increasing research and development expenses and to dedicate substantial resources to improving and refining WeRide One.

Economies of scale and improvement of cost and operational efficiencies

Operating at a large scale gives us significant advantages in terms of efficiencies and our financial performance will depend on our ability to achieve such efficiencies.

Our investment in WeRide One has helped us achieve a high level of commonality in software and hardware across our different products. We have the opportunity to benefit from lower per unit production cost if we operate at scale. Our future performance will depend on our ability to scale up our operation and increase the volume of our autonomous driving vehicles.

WeRide One also allows us to apply autonomous driving technology to new use cases quickly and with greater research and development efficiency. We also expect to maintain a competitive edge in operational efficiency as we continue to upgrade the WeRide One platform. The operating experience and resources we acquire by launching one use case in a given geography allows us to expand the scope of our autonomous driving products and services in the same area with greater operational efficiency, and in turn the overall scale of our operations.

We expect to achieve economies of scale and improve our margin as we ramp up the deployment and operation of our autonomous driving vehicles and introduce more use cases onto our WeRide One platform. Emergence of competition may negatively impact pricing, margins and market share, but we believe our commercialization and technological leadership will allow us to maintain favorable margins and unit economics. Our future performance will depend on our ability to deliver on these margins and economies of scale.

We remain committed to lowering our operating and production costs across our product lines although we expect the absolute amount of our costs and expenses to increase in the near future as we continue to expand our operations and invest in our technologies, products and services. We believe such investment has and will continue to strengthen our technological leadership and translate into higher efficiencies in the long run.

Market acceptance and adoption of autonomous driving products and services

The market for autonomous driving products and services, particularly L4 autonomous driving products and services, is nascent and fast evolving.

Our business model is primarily supported by a large and expanding addressable market that we believe is increasingly benefiting from the introduction of autonomous driving technologies. Our autonomous driving vehicles are expected to present compelling unit economics as compared with traditional vehicles, particularly because the adoption of self-driving technologies will reduce labor costs associated human drivers and extend the operating hours of each vehicle. Our autonomous driving technology will also help alleviate any shortage of human drivers. As a result, we have been able to identify participants across different segments of the transportation industry who have expressed support for our product and service offerings as viable solutions to the challenges they face.

Although we have managed to generate demand and have received market acceptance for our products and services to a certain degree, the long-term success of our business model hinges on the broadscale adoption and support of L4 autonomous driving technology. In addition, the pace of regulatory development and the time needed to obtain governmental approvals in different countries and regions for autonomous driving products are critical to our performance, particularly for deploying and operating our L4 autonomous vehicles overseas. Delays in securing these critical approvals could dramatically disrupt our revenue generation timelines and recognition milestones for operational assistance services as we transition from the testing phase to full-scale commercial operations, potentially affecting our market launch and growth trajectory.

Key Components of Results of Operations

Revenue

The following table sets forth the breakdown of our revenue for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue:
Products	101,597	73.5	337,717	64.0	54,190	7,633	13.5
Services	36,575	26.5	189,826	36.0	347,654	48,966	86.5

Total	138,172	100.0	527,543	100.0	401,844	56,598	100.0

We generate revenue primarily from (i) the sales of our L4 autonomous driving vehicles, mainly including our robobuses, robotaxis and robosweepers, and related sensor suites, and (ii) the provision of L4 autonomous driving and ADAS services, including the provision of L4 autonomous driving operational and technical support services as well as ADAS research and development services. We have also generated an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go starting in 2020 and from the provision of autonomous freight-as-a-service to our customers through our robovans starting in 2023, each of which was included in service revenue.

We are in the early stage of commercialization. As we continue to make headways in the commercialization of our autonomous technologies, the composition of our revenue and the relative weight of our revenue items may change. For instance, we aim to commence commercial production of our robotaxis and achieve readiness for large-scale commercialization in 2024 and 2025, respectively, and we expect that our revenue from the robotaxi business will increase after the achievement of these commercialization milestones.

Cost of revenue

Our cost of revenue primarily consists of cost of goods sold and cost of services. Our cost of goods sold represents the cost of inventories associated with the sales of our autonomous driving vehicles. Our cost of services mainly comprises personnel-related expenses for the provision of L4 autonomous driving and ADAS services.

The table below sets forth the breakdown of our cost of revenue for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue:
Cost of goods sold	77,383	89.4	192,523	65.3	34,138	4,808	15.6
Cost of services	9,129	10.6	102,475	34.7	184,230	25,948	84.4

Total	86,512	100.0	294,998	100.0	218,368	30,756	100.0

We expect our cost of revenue to increase in absolute amounts in the foreseeable future as we continue to commercialize our technologies and given the projected growth in the sales of our products and services. As is with the case of our revenue composition, our cost structure may also change as our product and service portfolio continues to expand and evolve.

Gross profit and gross margin

The following table presents our gross profit for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Gross profit:
Products	24,214	46.9	145,194	62.4	20,052	2,825	10.9
Services	27,446	53.1	87,351	37.6	163,424	23,018	89.1

Total	51,660	100.0	232,545	100.0	183,476	25,842	100.0

Due to the success of our product and service offerings, we are in a favorable market position to secure a healthy profit margin. For the years ended December 31, 2021, 2022 and 2023, our gross margin was 37.4%, 44.1% and 45.7%, respectively.

Operating expenses

Our operating expenses primarily consist of research and development expenses, administrative expenses and selling expenses.

The following table presents our operating expenses and as a percentage of our revenue for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating Expenses:
Research and development expenses	(443,178)	(320.7)	(758,565)	(143.8)	(1,058,395)	(149,072)	(263.4)
Administrative expenses	(107,119)	(77.5)	(237,236)	(45.0)	(625,369)	(88,081)	(155.6)
Selling expenses	(12,225)	(8.8)	(23,574)	(4.5)	(41,447)	(5,838)	(10.3)

Total	(562,522)	(407.1)	(1,019,375)	(193.3)	(1,725,211)	(242,991)	(429.3)

Research and development expenses

Our research and development expenses consist primarily of personnel-related expenses associated with engineering personnel responsible for the design, development and testing of our autonomous driving vehicles.

Our research and development expenses were RMB443.2 million, RMB758.6 million and RMB1,058.4 million (US$149.1 million) in 2021, 2022 and 2023, respectively.

We expect our research and development expenses to increase as we continue to focus on the testing, trial, and commercialization of our autonomous driving technology, expand our R&D team and invest more resources to improve our technological capabilities.

Administrative expenses

Our administrative expenses mainly consist of personnel-related expenses, professional service fees and other general corporate expenses.

For the years ended December 31, 2021, 2022 and 2023, our administrative expenses were RMB107.1 million, RMB237.2 million and RMB625.4 million (US$88.1 million), respectively.

We expect that our administrative expenses will increase in absolute amounts in the foreseeable future, as we become a public company, hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation. On the other hand, we expect a reduction of the weight of our administrative expenses as a percentage of our revenue over the long term due to our efforts to increase operational efficiency.

Selling expenses

Our selling expenses primarily consist of personnel-related expenses associated with our sales and marketing personnel.

For the years ended December 31, 2021, 2022 and 2023, our selling expenses were RMB12.2 million, RMB23.6 million and RMB41.4 million (US$5.8 million), respectively.

We expect our selling expenses to increase in absolute amount in the foreseeable future, as we continue to expand our sales network, build brand awareness and inform market participants on the benefits of our autonomous driving products and services. We expect our selling expenses to decrease as a percentage of revenue over the long term as we continue to increase our operational efficiency.

Other net income

Our other net income mainly consists of (i) government grants and (ii) net loss on disposal of non-current assets.

For the years ended December 31, 2021, 2022 and 2023, our other net income was RMB10.8 million, RMB19.3 million and RMB15.8 million (US$2.2 million), respectively.

Net foreign exchange gain/(loss)

This represents gain/(loss) arising from the sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate.

We recorded a net foreign exchange loss of RMB5.1 million, a net foreign exchange gain of RMB20.2 million and RMB7.1 million (US$1.0 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Interest income

Interest income represents earnings generated from our cash balance including our cash, restrictive cash and time deposits.

For the years ended December 31, 2021, 2022 and 2023, our interest income was RMB29.8 million, RMB36.1 million and RMB132.0 million (US$18.6 million), respectively.

Other finance costs

Our other finance costs consist of (i) interest on lease liabilities, (ii) interest on loans and borrowings, and (iii) changes in the carrying amount of put option liabilities.

For the years ended December 31, 2021, 2022 and 2023, our other finance costs were RMB6.9 million, RMB4.2 million and RMB3.5 million (US$0.5 million), respectively.

Inducement charges of warrants

Our inducement charges of warrants represent the initial fair value of certain warrants issued to our investors at no additional consideration. Under the relevant warrants, such investors had the right to subscribe for more preferred shares at a predetermined price during a specific period.

For the years ended December 31, 2021, 2022 and 2023, our inducement charges of warrants was nil, RMB125.2 million and nil, respectively.

Fair value changes of financial liabilities measured at FVTPL

Our financial liabilities measured at FVTPL consist of warrants liabilities and convertible notes.

For the years ended December 31, 2021, 2022 and 2023, our fair value changes of financial liabilities measured at FVTPL was RMB259.9 million (in the negative) and RMB25.3 million and RMB4.5 million (US$0.6 million) (in negative), respectively.

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights represent the changes of the present value of the redemption amount that could be triggered by the contingent redemption events.

For the years ended December 31, 2021, 2022 and 2023, our changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights was RMB268.1 million, RMB479.2 million and RMB554.0 million (US$78.0 million), respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently has no form of income, corporate or capital gains tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands.

Hong Kong

Our subsidiary in Hong Kong is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

United States

Under the United States Internal Revenue Code, our subsidiary established in the U.S. is subject to a unified federal corporate income tax rate of 21% and California state income and franchise tax of 8.84%.

PRC

Under the EIT Law effective from January 1, 2008, which was most recently amended on December 29, 2018, a statutory enterprise income tax rate of 25% is applicable to foreign investment enterprises and domestic companies, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years.

The WFOE was certified as a “high and new technology enterprise” in December 2022 and is therefore entitled to a preferential tax rate of 15% rather than the statutory enterprise income tax rate of 25% for each of 2022, 2023 and 2024. All of our other mainland China subsidiaries were subject to enterprise income tax at a rate of 25% in 2021, 2022 and 2023.

We are subject to value added tax, or VAT, at rates from 3% to 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared to foreign investors from mainland China effective from January 1, 2008, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar agreement with mainland China that provides for a different withholding arrangement. Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%.

Notwithstanding the foregoing, if our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the EIT Law and its implementation rules, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in Mainland China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our revenue for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue
Product revenue	101,597	73.5	337,717	64.0	54,190	7,633	13.5
Service revenue	36,575	26.5	189,826	36.0	347,654	48,966	86.5

Total revenue	138,172	100.0	527,543	100.0	401,844	56,599	100.0
Cost of revenue(2)
Cost of goods sold	(77,383)	(56.0)	(192,523)	(36.5)	(34,138)	(4,808)	(8.5)
Cost of services	(9,129)	(6.6)	(102,475)	(19.4)	(184,230)	(25,948)	(45.8)

Total cost of revenue	(86,512)	(62.6)	(294,998)	(55.9)	(218,368)	(30,756)	(54.3)
Gross profit	51,660	37.4	232,545	44.1	183,476	25,842	45.7
Other net income	10,775	7.8	19,296	3.7	15,750	2,218	3.9
Net foreign exchange (loss)/gain	(5,073)	(3.7)	20,209	3.8	7,052	993	1.8
Interest income	29,770	21.5	36,111	6.8	132,042	18,598	32.9
Research and development expenses(2)	(443,178)	(320.7)	(758,565)	(143.8)	(1,058,395)	(149,072)	(263.4)
Administrative expenses(2)	(107,119)	(77.5)	(237,236)	(45.0)	(625,369)	(88,081)	(155.6)
Selling expenses(2)	(12,225)	(8.8)	(23,574)	(4.5)	(41,447)	(5,838)	(10.3)
Impairment loss on receivables and contract asset	(409)	(0.3)	(11,696)	(2.2)	(40,217)	(5,664)	(10.0)

Operating loss	(475,799)	(344.4)	(722,910)	(137.0)	(1,427,108)	(201,004)	(355.1)
Fair value changes of financial assets at FVTPL	3,479	2.5	7,731	1.5	42,960	6,051	10.7
Other finance costs	(6,917)	(5.0)	(4,202)	(0.8)	(3,490)	(492)	(0.9)
Inducement charges of warrants	—	—	(125,213)	(23.7)	—	—	—
Fair value changes of financial liabilities measured at FVTPL	(259,872)	(188.1)	25,308	4.8	(4,549)	(641)	(1.1)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(268,142)	(194.1)	(479,210)	(90.8)	(554,048)	(78,036)	(137.9)

Loss before taxation	(1,007,251)	(729.0)	(1,298,496)	(246.1)	(1,946,235)	(274,121)	(484.3)
Income tax	—	—	—	—	(2,866)	(404)	(0.7)

Loss for the year	(1,007,251)	(729.0)	(1,298,496)	(246.1)	(1,949,101)	(274,525)	(485.0)

Non-IFRS adjusted net loss(1)	(426,757)	(308.9)	(401,683)	(76.1)	(501,680)	(70,659)	(124.8)

Note:

(1)	For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “—Non-IFRS Financial Measures” for details.
(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	—	—	10,284	1,449
Research and development expenses	42,289	231,000	440,138	61,992
Administrative expenses	12,090	89,978	465,678	65,589
Selling expenses	1,580	4,451	15,684	2,209

Total	55,959	325,429	931,784	131,239

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our revenue decreased by 23.8% from RMB527.5 million in 2022 to RMB401.8 million (US$56.6 million) in 2023.

Our product revenue decreased from RMB337.7 million in 2022 to RMB54.2 million (US$7.6 million) in 2023, primarily due to (i) the decrease in the sales of our robobuses from 90 units in 2022 to 19 units in 2023 amid a challenging macroeconomic environment; and (ii) the decrease in the sales of sensor suites related to our autonomous driving vehicles from 95 units in 2022 to zero units in 2023, and (iii) the decrease in the sales of robotaxis from 11 units in 2022 to three units in 2023. Our service revenue increased by 83.1% from RMB189.8 million in 2022 to RMB347.7 million (US$49.0 million) in 2023, primarily due to the increase in ADAS research and development service revenue as a result of the customized research and development services we provided to Bosch, and the increase in the provision of operational and technical support services for robobuses, robotaxis and robosweepers. We also generated an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go in 2022 and 2023.

Cost of revenue

Our cost of goods sold decreased from RMB192.5 million in 2022 to RMB34.1 million (US$4.8 million) in 2023, primarily as a result of the decrease in the sales of our robobuses.

Our cost of services increased from RMB102.5 million in 2022 to RMB184.2 million (US$25.9 million) in 2023, mainly due to an increase in the service fee for the development of the ADAS solution from RMB13.2 million in 2022 to RMB50.7 million (US$7.1 million) in 2023, and to a lesser extent, an increase in personnel-related expenses from RMB75.4 million in 2022 to RMB101.6 million (US$14.3 million) in 2023, which were incurred in respect of the ADAS research and development service we provided to Bosch and the provision of operational and technical support services for robobuses, robotaxis and robosweepers.

Gross profit

Our gross profit decreased by 21.1% from RMB232.5 million in 2022 to RMB183.5 million (US$25.8 million) in 2023. Our gross profit margin experienced an enhancement in 2023, climbing from 44.1% to 45.7%. The gross profit generated from the sales of our products decreased from RMB145.2 million in 2022 to RMB20.1 million (US$2.8 million) in 2023 primarily as a result of the decrease in the sales of our robobuses. The gross profit generated from the provision of our services increased significantly from RMB87.4 million in 2022 to RMB163.4 million (US$23.0 million) in 2023 primarily due to the increase in ADAS research and development service revenue as well as the increase in the provision of operational and technical support services for robobuses, robotaxis and robosweepers.

Research and development expenses

Our research and development expenses increased by 39.5% from RMB758.6 million in 2022 to RMB1,058.4 million (US$149.1 million), mainly due to an increase in personnel-related expenses from RMB566.9 million in 2022 to RMB830.6 million (US$117.0 million) in 2023, primarily resulting from the recognition of a cumulative catch-up of the share-based compensation for restricted share units in 2023 as the vesting of the restricted share units has since become probable, and an increase in share-based compensation expenses as a result of the issuance of options in 2023, and to a lesser extent, due to the expansion of our research and development team due to our enhanced focus on technology investment.

Administrative expenses

Our administrative expenses increased significantly from RMB237.2 million in 2022 to RMB625.4 million (US$88.1 million), mainly due to a substantial rise in share-based compensations as a result of the recognition of a cumulative catch-up of the share-based compensation for restricted share units in 2023 as the vesting of the restricted share units has since become probable, and as a result of issuance of options in 2023 and the vesting of restricted share units as the IPO became probable in 2023, and to a lesser extent, a slight increase in personnel-related expenses resulting from an increase in the number of personnel with administrative function.

Selling expenses

Our selling expenses increased by 75.8% from RMB23.6 million in 2022 to RMB41.4 million (US$5.8 million), mainly due to an increase in share-based compensations as a result of issuance of options in 2023, and an increase in personnel-related expenses resulting from an increase in the number of personnel with selling and marketing functions.

Other net income

Our other net income decreased by 18.4% from RMB19.3 million in 2022 to RMB15.8 million (US$2.2 million) in 2023. This was primarily resulted from a decrease in government grants.

Net foreign exchange gain/(loss)

We recorded a net foreign exchange gain of RMB7.1 million (US$1.0 million) in 2023 as compared to a net foreign exchange gain of RMB20.2 million in 2022, primarily as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars.

Interest income

Our interest income increased from RMB36.1 million in 2022 to RMB132.0 million (US$18.6 million) in 2023, resulting from an increase in our balance of cash and time deposits held in US dollars as well as an increase in the applicable interest rate.

Impairment loss on receivables and contract assets

Our impairment loss on receivables and contract assets increased significantly from RMB11.7 million in 2022 to RMB40.2 million (US$5.7 million) in 2023, primarily due to the aging deterioration of receivables and contract assets as a result of slowed down cash collection from our customers, and the increase of our balances of receivables.

Fair value changes of financial assets at FVTPL

Fair value changes of financial assets at FVTPL increased significantly from RMB7.7 million in 2022 to RMB43.0 million (US$6.1 million) in 2023, primarily as a result of the longer holding period of wealth management products held by us in 2023.

Other finance costs

Our other finance costs decreased by 16.9% from RMB4.2 million in 2022 to RMB3.5 million (US$0.5 million) in 2023, mainly due to a decrease on interest for lease liabilities.

Inducement charges of warrants

Our inducement charges of warrants was RMB125.2 million and nil in 2022 and 2023, respectively. The incurrence of the inducement charges of warrants in 2022 was due to the issuance of warrants in 2022 which were granted to certain preferred share investors without additional consideration. Under the relevant warrants, such investors had the right to subscribe for more preferred shares at a predetermined price during a specific period. The initial fair value of these warrants is treated as an inducement charge for the financing activities. In 2023, we did not issue new warrants.

Fair value changes of financial liabilities measured at FVTPL

Our financial liabilities consist of warrants and convertible notes to purchase/convert into redeemable convertible preference shares. We recorded fair value gain of financial liabilities measured at FVTPL in the amount of RMB25.3 million in 2022 and fair value loss of financial liabilities measured at FVTPL in the amount of RMB4.5 million (US$0.6 million) in 2023. The change was primarily due to the change in the fair value of convertible notes and warrants due to the expiration of warrants issued to certain preferred share investors in 2022 and the exercise of the remaining warrants in 2023.

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights increased by 15.6% from RMB479.2 million in 2022 to RMB554.0 million (US$78.0 million) in 2023 as a result of changes in the present value of the redemption amounts of our convertible redeemable preferred shares and other financial instruments.

Loss for the year

As a result of the foregoing, our loss for the year increased by 50.1% from RMB1,298.5 million in 2022 to RMB1,949.1 million (US$274.5 million) in 2023.

We expect to narrow our loss in the foreseeable future. We have generated increasing commercialization revenue from autonomous driving products and services in most previous financial years, and have witnessed a change of revenue mix resulting from an increased service revenue. We expect this upward trend in our commercialization revenue to resume as we grow our business strategically and achieve large-scale commercialization. However, as we are in the early stage of commercialization and our revenue mix is shifting in response to evolving market condition, this upward trend is expected to be volatile.

At the same time, we anticipate that our cost of revenue and operating expenses will grow moderately and at a slower pace than the revenue increase. In particular, we expect to (i) lower the per unit production cost of our autonomous driving products as we achieve economies of scale from expanded fleet size and through WeRide One, benefiting from the high level of commonality in software and hardware across our different products that this platform provides; (ii) improve research and development efficiency as WeRide One delivers efficient capital utilization on both software and hardware levels, shortens the development cycle of new products and allows us to conquer new use cases quickly and efficiently; and (iii) improve deployment efficiency as our well-defined product lines and platform approach enable technology reusability, multi-use case coverage and market synergies.

On the other hand, losses attributable to changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights, which totaled RMB479.2 million and RMB554.0 million (US$78.0 million) in 2022 and 2023, respectively, are expected to be eliminated upon the completion of an IPO. Overall, we expect our loss to be reduced in the near future.

See “Risk Factors—Risks Related to Our Business and Industry” for a non-exhaustive list of factors that may affect our ability to narrow our loss.

Non-IFRS adjusted net loss

Our non-IFRS adjusted net loss increased by 24.9% from RMB401.7 million in 2022 to RMB510.7 million (US$70.7 million) in 2023. For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “—Non-IFRS Financial Measures” for details.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our revenue increased significantly from RMB138.2 million in 2021 to RMB527.5 million in 2022.

Our product revenue increased from RMB101.6 million in 2021 to RMB337.7 million in 2022, primarily due to the increase in the sales of our (i) robobuses from 38 units in 2021 to 90 units in 2022, (ii) sensor suites related to our autonomous driving vehicles from 50 units in 2021 to 95 units in 2022, and (iii) robotaxis from 5 units in 2021 to 11 units in 2022. Our service revenue increased from RMB36.6 million in 2021 to RMB189.8 million in 2022, primarily due to the increase in our ADAS research and development service revenue as a result of the customized research and development services we provided to Bosch pursuant to a contract entered into in 2022 and relating to the ADAS solution that was launched in 2024. We also generated an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go in 2021 and 2022.

Cost of revenue

Our cost of goods sold increased from RMB77.4 million in 2021 to RMB192.5 million in 2022 as a result of the increase in the sales of our robobuses, sensor suites related to our autonomous driving vehicles and robotaxis.

Our cost of services increased from RMB9.1 million in 2021 to RMB102.5 million in 2022, mainly due to an increase in personnel-related expenses from RMB6.3 million in 2021 to RMB75.4 million in 2022 which were incurred in respect of the ADAS research and development services we provided to Bosch pursuant to the contract entered into in 2022 for the ADAS solution.

Gross profit

Our gross profit increased significantly from RMB51.7 million in 2021 to RMB232.5 million in 2022. The gross profit generated from the sales of our products increased from RMB24.2 million in 2021 to RMB145.2 million in 2022 primarily as a result of the increase in the sales of our robobuses, sensor suites related to our autonomous driving vehicles and robotaxis. The gross profit generated from the provision of our services increased from RMB27.5 million in 2021 to RMB87.4 million in 2022 primarily because we started to provide ADAS research and development services to Bosch pursuant to the contract entered into in 2022 for the ADAS solution.

Research and development expenses

Our research and development expenses increased by 71.2% from RMB443.2 million in 2021 to RMB758.6 million in 2022, mainly due to (i) an increase in personnel-related expenses from RMB300.6 million in 2021 to RMB566.9 million in 2022, resulting from a significant expansion of our research and development team, and (ii) the increase in professional service fees from RMB27.0 million in 2021 to RMB62.7 million in 2022.

Administrative expenses

Our administrative expenses increased by 121.5% from RMB107.1 million in 2021 to RMB237.2 million in 2022, mainly due to an increase in our personnel-related expenses from RMB56.9 million in 2021 to RMB152.4 million in 2022, as a result of the expansion of administration team. The change was also partially attributable to an increase in professional service fees from RMB22.2 million in 2021 to RMB35.5 million in 2022.

Selling expenses

Our selling expenses increased by 92.8% from RMB12.2 million in 2021 to RMB23.6 million in 2022, mainly due to an increase in our personnel-related expense from RMB8.1 million in 2021 to RMB14.5 million in 2022, as a result of the expansion of our sales and marketing team.

Other net income

Our other net income increased by 79.1% from RMB10.8 million in 2021 to RMB19.3 million in 2022. This is primarily because the increase in government grants from RMB14.5 million in 2021 to RMB19.7 million in 2022.

Net foreign exchange gain/(loss)

We recorded a net foreign exchange gain of RMB20.2 million in 2022 as compared to a net foreign exchange loss of RMB5.1 million in 2021 as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars.

Interest income

Our interest income increased from RMB29.8 million in 2021 to RMB36.1 million in 2022 resulting from an increase in our balance of cash and time deposits.

Impairment loss on receivables and contract assets

Our impairment loss on receivables and contract assets increased significantly from RMB409 thousand in 2021 to RMB11.7 million in 2022 resulting from the increase in our balances of receivables and contract assets.

Fair value changes of financial assets at FVTPL

Fair value changes of financial assets at FVTPL increased by 122.2% from RMB3.5 million in 2021 to RMB7.7 million in 2022, primarily as a result of the increase in the purchase amount of wealth management products purchased in 2022.

Other finance costs

Our other finance costs decreased by 39.3% from RMB6.9 million in 2021 to RMB4.2 million in 2022, mainly due to a decrease in our interest on loans and borrowings resulting from repayment made in 2021 and because there was no new borrowings in 2022.

Inducement charges of warrants

Our inducement charges of warrants was nil and RMB125.2 million in 2021 and 2022, respectively. The incurrence of the inducement charges of warrants was due to the issuance of warrants in 2022 which were granted to certain preferred share investors without additional consideration. Under the relevant warrants, such investors had the right to subscribe for more preferred shares at a predetermined price during a specific period. The initial fair value of these warrants is treated as an inducement charge for the financing activities.

Fair value changes of financial liabilities measured at FVTPL

Our financial liabilities consist of warrants and convertible notes to purchase/convert into redeemable convertible preference shares. We recorded fair value loss of financial liabilities measured at FVTPL in the amount of RMB259.9 million in 2021 and fair value gain of financial liabilities measured at FVTPL in the amount of RMB25.3 million in 2022. The change was primarily due to the change in the fair value of convertible notes and warrants due to the expiration of warrants issued to certain preferred share investors in 2022 to subscribe for more preferred shares at a predetermined price during a specific period.

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights increased significantly from RMB268.1 million in 2021 to RMB479.2 million in 2022 as a result of changes in the present value of the redemption amounts of our convertible redeemable preferred shares and other financial instruments.

Loss for the year

As a result of the foregoing, our loss for the year increased by 28.9% from RMB1,007.3 million in 2021 to RMB1,298.5 million in 2022.

Non-IFRS adjusted net loss

Our non-IFRS adjusted net loss decreased by 5.9% from RMB426.8 million in 2021 to RMB401.7 million in 2022. For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “—Non-IFRS Financial Measures” for details.

Non-IFRS Financial Measures

In evaluating our business, we consider and use of the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess our operating performance. We believe that adjusted net loss provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as it helps our management. We define adjusted net loss as loss for the year excluding share-based compensation expenses, inducement charges of warrants, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

We present the non-IFRS financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our operating results without considering the impacts of the aforementioned non-cash adjustment items that we do not consider to be indicative of our core operations. Accordingly, we believe that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of expenses that affect our operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to loss for the year or any other measure of performance information prepared and presented in accordance with IFRS or as an indicator of our operating performance. Investors are encouraged to review our historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net loss for the years indicated to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is loss for the year:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Reconciliation of loss for the year to adjusted net loss:
Loss for the year	(1,007,251)	(1,298,496)	(1,949,101)	(274,522)
Add:
share-based compensation expenses	55,959	325,429	931,784	131,237
inducement charges of warrants	—	125,213	—	—
fair value changes of financial assets at FVTPL	(3,479)	(7,731)	(42,960)	(6,051)
fair value changes of financial liabilities measured at FVTPL	259,872	(25,308)	4,549	641
changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	268,142	479,210	554,048	78,036

Non-IFRS adjusted net loss	(426,757)	(401,683)	(501,680)	(70,659)

Liquidity and Capital Resources

Cash flows and working capital

Before December 31, 2023, we have financed our operating and investing activities mainly through historical equity financing activities.

As of December 31, 2021, 2022 and 2023, our cash were RMB2.7 billion, RMB2.2 billion and RMB1.7 billion (US$234.0 million), respectively. As of December 31, 2021, 2022 and 2023, our time deposits were nil, RMB1,057.3 million and RMB2,550.3 million (US$359.2 million), respectively. As of December 31, 2021, 2022 and 2023, our financial assets at FVTPL was RMB53.9 million, RMB1,218.5 million and RMB317.0 million (US$44.7 million), respectively. Our financial assets at FVTPL primarily represents our investments in wealth management products. As of December 31, 2023 (i) none of our time deposits were held in RMB in mainland China, RMB2,146.1 million (US$302.3 million) of our time deposits were held in U.S. dollars in Hong Kong, and RMB354.1 million (US$49.9 million) of our time deposits were held in U.S. dollars in the U.S., and (ii) all of our financial assets at FVTPL were held in U.S. dollars in the United States.

We believe our current cash will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness could expose us to additional obligations and restrictions with respect to our operations. In the event that we are unable to secure sufficient financing resources in amounts or on terms acceptable to us, our business, financial condition and results of operations may be materially and adversely affected.

As of December 31, 2023, 50.2% and 49.8% of our cash were held in mainland China and outside mainland China, respectively, and 31.8% and 68.0% were denominated in Renminbi and U.S. dollars, respectively. Our cash outside mainland China was held primarily in the United States.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our mainland China subsidiaries only through loans or capital contributions. We expect to re-patriate a portion of the proceeds from this offering into our PRC operations for general corporate purposes within the business scope of our mainland China subsidiaries but such limitation under PRC laws and regulations could delay us from using the proceeds from this offering to make loans or capital contributions to our mainland China subsidiaries. See “Risk Factors—Risks Relating to Doing Business in Mainland China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” For other restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A substantial majority of our revenue has been denominated in RMB for the years ended December 31, 2021, 2022 and 2023. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following the applicable procedural requirements. However, current PRC regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our mainland China subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our mainland China subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

In July 2020, we entered into a credit agreement with East West Bank (China) Limited with a line of credit in the amount of US$15 million with a term of 18 months. To facilitate each borrowing, a RMB restricted cash of no less than 105% of the drawdown amount is required to be deposited to the bank. In July 2020, we borrowed US$6.5 million at an annual interest rate of 5% with a term of one year. We made restricted cash deposits of RMB46.6 million to the bank to facilitate the borrowing. The loan has been repaid and the related restricted cash was released as of December 31, 2021.

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(506,667)	(670,381)	(474,890)	(66,886)
Net cash generated from/(used in) investing activities	460,903	(2,202,414)	(546,944)	(77,035)
Net cash generated from financing activities	2,603,053	2,184,588	446,954	62,952

Net increase/(decrease) in cash	2,557,289	(688,207)	(574,880)	(80,970)
Cash at beginning of year	212,622	2,725,568	2,233,691	314,609
Effect of foreign exchange rate changes	(44,343)	196,330	2,341	330

Cash at end of year	2,725,568	2,233,691	1,661,152	233,968

Operating activities

Net cash used in operating activities in 2023 was RMB474.9 million (US$66.9 million). The difference between the loss for the year of RMB1,949.1 million (US$274.5 million) and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB1,583.1 million (US$223.0 million), mainly consisted of share-based compensation expenses of RMB931.8 million (US$131.2 million), changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB554.0 million (US$78.0 million) and (ii) partially offset by a net increase in working capital by RMB108.9 million (US$15.3 million). The net increase in working capital was primarily attributable to increase in trade receivables of RMB54.1 million (US$7.6 million), increase in inventories of RMB68.5 million (US$9.7 million), and an increase in prepayments, deposits and other receivables of RMB108.4 million (US$15.4 million).

Net cash used in operating activities in 2022 was RMB670.4 million. The difference between the loss for the year of RMB1,298.5 million and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB991.9 million, mainly consisted of changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB479.2 million, inducement charges of warrants of RMB125.2 million and share-based compensation expenses of RMB325.4 million, and (ii) partially offset by a net increase in working capital by RMB363.8 million. The net increase in working capital was primarily attributable to an increase in trade receivables and contract assets of RMB308.9 million and an increase in inventory of RMB41.5 million driven by the increase in the sales of our L4 autonomous driving vehicles and provision of ADAS services and partially offset by (i) an increase in other non-current liabilities and other payables, deposits received and accrued expenses of RMB14.8 million and (ii) a decrease in prepayments to and amount due from related parties by RMB9.0 million.

Net cash used in operating activities in 2021 was RMB506.7 million. The difference between the loss for the year of RMB1,007.3 million and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB653.4 million, mainly consisted of changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB268.1 million, fair value changes of financial liabilities measured at FVTPL of RMB259.9 million and share-based compensation expenses of RMB56.0 million; and (ii) a net increase in working capital by RMB152.9 million. The net increase in working capital was primarily attributable to (i) an increase of RMB92.4 million in inventories driven by the increase in the sales and orders of our robobus and robotaxi and the need to stock up on vehicles and production supplies amid a global supply shortage, (ii) an increase in prepayments, deposits and other receivables of RMB49.4 million due to the significant amount of prepayments we made in 2021 to secure the supply of chips and LiDAR sensors amid a global supply shortage, (iii) an increase in trade receivables of RMB22.5 million and (iv) a decrease of RMB12.7 million in other payables, deposits received and accrued expense.

Investing activities

Cash used in investing activities in 2023 was RMB546.9 million (US$77.1 million), consisting primarily of purchase of time deposits of RMB2,915.3 million (US$410.6 million) and payments for purchase of financial assets at FVTPL of RMB1,965.3 million (US$276.8 million), partially offset by proceeds from sales of financial assets at FVTPL of RMB2,925.3 million (US$412.0 million) and proceeds from maturity of time deposits of RMB1,454.4 million (US$204.8 million).

Cash used in investing activities in 2022 was RMB2,202.4 million, consisting primarily of purchase of financial assets at FVTPL of RMB2,041.2 million and purchase of time deposits of RMB1,487.9 million, partially offset by proceeds from sales of financial assets at FVTPL of RMB929.8 million.

Cash generated from investing activities in 2021 was RMB460.9 million, consisting primarily of proceeds from sales of wealth management products of RMB1,075.0 million, partially offset by payments for purchase of wealth managements products of RMB520.3 million.

Financing activities

Cash generated from financing activities in 2023 was RMB447.0 million (US$63.0 million), consisting primarily of proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB485.3 million (US$68.3 million).

Cash generated from financing activities in 2022 was RMB2,184.6 million, consisting primarily of proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB2,163.4 million.

Cash generated from financing activities in 2021 was RMB2,603.1 million, consisting primarily of proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB2,683.3 million and proceeds from issuance of financial liabilities measured at FVTPL of RMB107.1 million, partially offset by the payment for repurchase of ordinary shares and non-redeemable preferred shares of RMB181.2 million.

Capital Expenditures

Our capital expenditures were RMB25.6 million, RMB82.7 million and RMB37.0 million (US$5.2 million) in 2021, 2022 and 2023, respectively. Capital expenditures primarily represent expenditures on payments for purchase of intangible assets, property and equipment. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business and continue to invest in technological development. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering.

Contractual Obligations

Our contractual obligations as of December 31, 2023 primarily include (i) our operating lease obligations, and (ii) our obligations to repurchase equity interest of and make payment to certain investors in one of our subsidiaries if certain agreed performance condition is not satisfied. In addition, in January 2024, we entered into vehicle purchase agreements with our OEM partners, pursuant to which we will purchase a certain amount of vehicles from these OEM partners with an aggregate consideration of approximately RMB133.0 million.

Our operating lease obligations primarily related to the rentals for office premises, staff accommodations and garage in mainland China and outside mainland China. Our leasing expense was RMB23.0 million, RMB33.1 million and RMB36.6 million (US$5.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

The following table sets forth our operating lease obligations as of December 31, 2023.

		Payment Due by Period
	Total	Less Than 1 year	1-2 Years	2-5 Years
	(RMB in thousands)
Operating lease commitment	57,674	34,602	16,332	6,740

In addition, WeRide HK, Guangzhou Jingqi and two investors jointly established Wenyuan Yuexing and entered into a shareholders agreement in respect thereto. The investors injected capital of RMB36.0 million and 28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively. Pursuant to the terms of the shareholders agreement, the investors have the right to require us to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require us to pay any shortfall if their investment return falls below 10% of the original injection amount, if certain agreed performance condition is not satisfied. As of December 31, 2023, our total liabilities under the aforesaid obligations were estimated to be approximately RMB41.58 million.

Furthermore, in January 2024, we entered into vehicle purchase agreements with our OEM partners, pursuant to which we will purchase a certain amount of vehicles from these OEM partners with an aggregate consideration of approximately RMB133.0 million in 2024 and 2025. As of the date of this prospectus, we have paid our OEM partners approximately RMB62.7 million under these vehicle purchase agreements.

We intend to fund our existing and future material cash requirements with our existing cash balance. Other than as discussed above, we did not have any significant capital or other commitments, long-term or other contractual obligations or guarantees, including relating to contracts entered into with our OEM partners and Tier-1 supplier partners, as of December 31, 2023.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these consolidated financial statements in conformity with IFRS as issued by the IASB requires us to exercise estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenue and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our consolidated financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our consolidated financial statements. For a detailed discussion of our significant accounting estimates and judgments, see “Notes to Consolidated Financial Statements—Note 3 Accounting Estimates and Judgments.”

The critical accounting estimates that we believe to have the most significant impact on our consolidated financial statements are described below.

Fair value of warrant liabilities

We measure the warrant liabilities at fair value. There are no quoted prices in an active market, the fair value of warrant liabilities are established with the assistance of an independent valuer using generally accepted valuation techniques. The assumptions adopted by the independent valuer in the valuation models make maximum use of market inputs. However, it should be noted that some inputs, such as the fair value of our ordinary shares and the estimated probability of the occurrence of triggering events, require our estimates. Our estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of warrant liabilities.

Share-based compensation

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted and at the end of each year presented, respectively. The fair value is estimated using a model which requires the determination of the appropriate inputs, mainly include the fair value of our ordinary shares. We have to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. We also have to estimate the vesting periods of the share awards which is variable and subject to an estimate of when an initial public offering will occur.

Under the 2018 Share Plan, 109,142,239 share options were granted and outstanding to officers, employees and nonemployees as of December 31, 2023, including 38,159,520, 57,403,348 and 13,013,378 share options granted for the years ended December 31, 2021, 2022 and 2023, respectively. All the share options were granted with only service condition. The vesting period of these share options is subject to a service requirement of up to four-year.

As of December 31, 2023, total unrecognized share-based compensation expenses associated with these share options amounted to RMB514.8 million, which are expected to be recognized over a weighted-average vesting period of 1.7 years.

Under the 2018 Share Plan, 194,035,796 restricted share units were granted and outstanding to officers, employees and nonemployees as of December 31, 2023. No new restricted share units were granted for the years ended December 31, 2021, 2022 and 2023. All the restricted share units were granted with both a service condition and a performance condition on the completion of the IPO. That is, the actual length of vesting period of these restricted share units is subject to the IPO condition.

In evaluating whether it is probable that an IPO would occur, we have considered a number of factors including its stage of development and readiness for IPO, the regulatory environment and the market conditions.

We have determined that an IPO was not probable as of December 31, 2021 and 2022.

As such, no compensation expense relating to these restricted share units was recognized for the years ended December 31, 2021 and 2022. Upon completion of the filings with the China Securities Regulatory Commission (“CSRC”) for this offering, and after the CSRC has concluded the filing procedure and published the filing results on the CSRC website in August 2023, which is essential for the completion of an IPO, we have determined that the vesting of the restricted share units has since become probable. Accordingly, we recognized a cumulative catch-up of the share-based compensation amounting RMB417.1 million for the year ended December 31, 2023

Fair value of our ordinary shares

We are a private company with no quoted market prices for our ordinary shares. We therefore make estimates of the fair value of our ordinary shares on various dates for the following purposes:

•	determining the fair value of our share-based compensation to our employees at each grant date; and

•	determining the fair value of our financial liabilities for the convertible notes and warrants at the issuance date and each period end.

Fair value of our ordinary shares

Date of Valuation	Fair Value Per Share	Discount Rate	DLOM
December 31, 2020	1.04	23%	28%
March 31, 2021	1.16	23%	28%
June 30, 2021	2.04	20%	18%
December 31, 2021	2.16	20%	18%
June 30, 2022	2.88	20%	15%
December 31, 2022	3.42	20%	13%
June 30, 2023	3.44	20%	11%
December 31, 2023	3.46	20%	7%

We utilized discounted cash flow (“DCF”) valuation model to determine the fair value of our ordinary shares.

With the assistance of an independent valuation firm, we applied an income approach, specifically a DCF analysis based on our projected cash flows using management’s best estimates as of the valuation date to determine the fair value of our ordinary shares. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts, the major assumptions used in earnings forecasts include revenue growth rate and the profit margin. However, these fair values are inherently uncertain and highly subjective. The other assumptions used in calculating the fair value of our ordinary shares using income approach include:

•

Discount Rates. The discount rates listed out in the table were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•

Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Black-Scholes option pricing model and Finnerty option model. Under this option-pricing method, the cost of the put option, which could be used to hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. The key assumptions of such model include risk-free rate, timing of a liquidity event (such as an initial public offering), and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the date of valuation.

The option-pricing method was used to allocate the enterprise’s value to ordinary shares and convertible redeemable preferred shares. This method treats ordinary shares and convertible redeemable preferred shares as call options on the enterprise’s value, with exercise prices based on their respective payoffs upon a liquidity event, such as a sale of our company, an initial public offering, or a redemption event, and estimates of risk free rate and the volatility of our equity securities. The anticipated timing is based on the plans of our Board of Directors and management.

The fair value of our ordinary shares increased from US$1.04 per share as of December 31, 2020 to US$1.16 per share as of March 31, 2021. This increase was primarily attributable to the grant of the permit for ride-hailing operation.

The fair value of our ordinary shares increased from US$1.16 per share as of March 31, 2021 to US$2.04 per share as of June 30, 2021. This increase was primarily attributable to (i) our successful completion of Series C Preferred Shares financing, which provided us with the fund needed for our continual expansion, and (ii) decrease of discount rates from 23% to 20% and decrease of DLOM from 28% to 18% as a result of major milestones described above and the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.

The fair value of our ordinary shares increased from US$2.04 per share as of June 30, 2021 to US$2.16 per share as of December 31, 2021. This increase was primarily attributable to the significant growth of our business which further reduced the risks associated with our cash flow and earnings forecast.

The fair value of our ordinary shares increased from US$2.16 per share as of December 31, 2021 to US$2.88 per share as of June 30, 2022. This increase was primarily attributable to (i) our successful completion of Series D Preferred Shares financing, which provided us with the fund needed for our continual expansion, and (ii) decrease of DLOM from 18% to 15% as a result of major milestones described above and the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.

The fair value of our ordinary shares increased from US$2.88 per share as of June 30, 2022 to US$3.42 per share as of December 31, 2022. This increase was primarily attributable to (i) our successful completion of Series D+ Preferred Shares financing, which provided us with the fund needed for our continual expansion, and (ii) decrease of DLOM from 15% to 13% as a result of major milestones described above and the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.

The fair value of our ordinary shares increased from US$3.42 per share as of December 31, 2022 to US$3.44 per share as of June 30, 2023. This increase was primarily attributable to decrease of DLOM from 13% to 11% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.

The fair value of our ordinary shares remained largely stable from US$3.44 per share as of June 30, 2023 to US$3.46 per share as of December 31, 2023. This slight increase was primarily attributable to a decrease of DLOM from 11% to 7% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. We have identified and our independent registered public accounting firm, in connection with their audits, identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is that we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. For examples, our previously issued consolidated financial statements for the years ended December 31, 2021 were restated due to certain errors in relation to the recognition of share-based compensation expenses with both service condition and performance condition. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2023. We have taken measures and plan to continue to take measures to remediate these deficiencies. We have hired a finance director with IFRS financial reporting experience. We plan to hire more accounting personnel to strengthen the financial reporting function and enhance our period end financial reporting policies and procedures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.235 billion in revenue for fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

WeRide Inc. is a holding company with no material operations of its own. We conduct our business primarily through our subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the respective functional currencies of our companies. Foreign exchange rate risks exist primarily for the U.S. dollar.

As of December 31, 2023, we had cash denominated in U.S. dollar amounting to US$43.3 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in a decrease of RMB2.7 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in an increase of RMB2.7 million in cash. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. We monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise.

In addition, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

We estimate that we will receive net proceeds of approximately US$    million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the midpoint of the price range shown on the front page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of U.S. dollars against Renminbi would result in an increase of RMB    million in our net proceeds from this offering. Conversely, a 10% depreciation of U.S. dollars against Renminbi would result in a decrease of RMB    million in our net proceeds from this offering.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Interest-bearing financial instruments at variable rates and at fixed rates expose us to cash flow interest rate risk and fair value interest risk, respectively. We determine the appropriate weight of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. We do not enter into financial derivatives to hedge interest rate risk.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 1(e) of our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

The information presented in this section has been derived from an industry report dated May 30, 2024 and commissioned by us and prepared by China Insights Consultancy (“CIC”), an independent research firm, to provide information regarding our industry and the regions in which we operate, including our general expectations, market position, market size, market opportunity, market share, competitive landscape, market rankings, capabilities of market participants and other management estimates. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of Autonomous Driving Industry

Autonomous driving is expected to fundamentally change our way of life. It has been transforming, and is expected to continue to transform automotive, mobility services, freight transportation industries and various industrial and public service use cases.

The Society of Automotive Engineers (“SAE”) categorized vehicle automation into six levels by the degree of driving automation. Vehicles at Level 2, or L2, can perform intelligent driving functions, such as auto lane centering and adaptive cruise control at the same time, while human drivers are still in charge of driving activities. Vehicles at Level 3, or L3, are capable of driving themselves under limited conditions, such as highways and parking lots, while human drivers are only primarily responsible for driving activities when prompted. The most fundamental transformation occurs at L4 and above, when vehicles become truly driverless, allowing human to be completely free of the task of driving and the vehicles are capable of performing all driving functions under common weather conditions.

The below chart summarizes the six levels of vehicle automation as defined by the SAE:

Autonomous driving is expected to undergo a tremendous upswing. The market sizes of global and mainland China’s autonomous driving market in 2022 were US$10 billion and US$2 billion, respectively. By 2030, the market sizes of global and mainland China’s autonomous driving market will reach US$1,745 billion and US$639 billion, respectively. In particular, L4 and above autonomous driving market is expected to outgrow the average growth rate for the overall autonomous driving market at a much faster pace during the same period.

Key Benefits of Autonomous Driving

The key benefits of the autonomous driving include the following:

Reducing human error and road accidents. Approximately 43.2 million and 8.6 million traffic accidents occurred globally and in mainland China in 2021, respectively. Autonomous driving can significantly reduce and may eliminate the impact of human error, which was the cause of around 90% of traffic accidents. An NEV OEM’s self-reported data showed that autonomous driving technology has been proven to reduce the number of crashes by approximately 70%. While human attention can only be kept for a relatively short period of time, machine attention can maintain at a high level constantly, which significantly alleviates the risks of road accidents due to loss of attention.

Enhancing operational efficiency. Higher level of autonomous driving will lead to significant reduction in operating costs, including labor, energy and other costs. Labor cost stands as the largest cost component in the mobility and transportation industry, and is expected to further increase. For example, in mainland China’s mobility industry, labor cost accounts for approximately 59% of the fares paid by riders. Autonomous driving can substantially reduce the labor cost after achieving driverless. Moreover, autonomous driving vehicles can operate for an extended period of time every day, improving operational efficiency remarkably.

Unlocking hours spent on driving. An average commuter in top tier cities in mainland China and globally spends 60-80 minutes per day on commuting. Time spent on driving is estimated to equal 4.3 years of a driver’s lifetime on average. Autonomous driving technologies and functionalities liberate drivers from the task of driving and unlock these hours spent behind the wheel, which can be devoted to other productive endeavors or in-vehicle entertainment.

Creating environmental and social benefits. Unlike traditional vehicles operated by human drivers who inevitably need to rest, autonomous driving vehicles can operate round the clock, achieving the same level of productivity with smaller fleet size and thus smaller carbon footprints. Autonomous driving vehicles respond more precisely when accelerating and braking, which can reduce energy consumption by 15% and therefore potentially reduce greenhouse gas emissions by up to 300 million tons a year. In addition, autonomous driving reduces social costs by reducing human errors and road accidents, while bringing social benefits by creating new forms of job opportunities.

Regulatory and Market Environment of Autonomous Driving

The increasing awareness of the various benefits of autonomous driving has also accelerated the making of favorable governmental policies relating to the autonomous driving technology and industry development around the globe. As early as in 2017, regulations were issued in Beijing to regulate the road testing of autonomous driving vehicles. In 2020, the Guangzhou Municipal Government issued the first driverless test permit in mainland China. In 2020, 11 central level Chinese governmental departments jointly proposed to raise autonomous driving to the national strategy level, setting forth a blueprint for development and commercialization of autonomous driving vehicles up to 2035. In December 2021, the State Council of the PRC issued the “14th Five-Year” plan, which encourages the development of autonomous driving technologies. In June 2022, the first draft of regulations in mainland China on overall autonomous driving industry was released by Shenzhen government for public comment, which defined the term of autonomous driving and responsibilities and liabilities arising from autonomous driving vehicle operations. The overall regulatory regime for autonomous driving vehicles in mainland China have been advancing in tandem with road testing and commercial operation.

In November 2023, MIIT and three other relevant authorities jointly issued the “Notice of Implementing the Pilot Program of Access and On-road Traffic of Intelligent Connected Vehicles,” which regulates the nationwide access and on-road driving of vehicles with high-level autonomous driving technology. It facilitates commercial operation through regulating the larger-scale commercialization of driverless vehicles, and it plays a positive role in promoting the autonomous driving technologies towards large-scale application on public roads. In addition, in December 2023, the Ministry of Transport of China issued the “Autonomous Vehicle Transportation Safety Service Guidelines (Trial Implementation),” which outlines the requirements for commercial operation of autonomous vehicles. It provides guidance for the application of autonomous vehicles in the transportation service sector, mitigating potential risks that may arise from the current legislative environment.

Globally, autonomous driving vehicles have received widespread attention and growing applications.

Mainland China. Mainland China has a number of unique advantages that make it the beachhead for autonomous driving, creating an environment in which industry participants in mainland China can grow into global leaders. Mainland China’s autonomous driving market is expected to see a combined CAGR of 85% from 2025 to 2030, with L2 and L3 autonomous driving growing at a CAGR of 34%, and L4 and above autonomous driving growing at a CAGR of 105%, respectively. The complex road conditions in mainland China contribute to the rapid iteration of autonomous driving algorithms. Meanwhile, the more advanced technology infrastructure in mainland China such as 5G and smart city devices further accelerates the commercialization of autonomous driving. Furthermore, Chinese consumers have shown strong demand for intelligent features in automobiles, which encourages automakers to develop autonomous driving technology that offers advanced connectivity features.

Asia-Pacific. In Asia-Pacific, leading economies, including Singapore, South Korea, and Japan, have announced various guideline to support the development and application of autonomous driving vehicles. They also plan to refine legal frameworks to direct investments into research and commercial applications of autonomous driving technologies. The market size of autonomous driving industry in the Asia-Pacific region (China not included) is expected to reach US$163 billion by 2030, up from approximately US$10 billion in 2025, representing a CAGR of approximately 74%.

Middle East and North Africa. The Middle East and North Africa (MENA) is rapidly emerging in the field of autonomous mobility and transportation. From the smart city projects, such as the US$500 billion NEOM project in Saudi Arabia, and sustainable initiatives in the United Arab Emirates (UAE), MENA economies are investing heavily in the development and application of autonomous driving technology. In MENA regions, specific targets are set in terms of the application of autonomous driving vehicles. For example, Dubai aims to have 25% of its transportation operating fully autonomously by 2030. Saudi Arabia also focuses heavily on integrating autonomous driving technology into its transportation and aims for 15% of its public transport vehicles to be autonomous by 2030. From 2025 to 2030, the autonomous driving market in the Middle East and other regions worldwide is anticipated to expand significantly, with a projected market size increase from approximately USD 5 billion to USD 65 billion, reflecting CAGR of around 70%.

U.S. The U.S. government has been making legislative efforts to boost the development and paving the way for large-scale commercialization of self-driving vehicles as well. As early as 2016, the U.S. National Economic Council and the U.S. Department of Transportation released standards that describe how the vehicle should react if the autonomous system fails. After that, the U.S. Department of Transportation has released several updates to facilitate and stimulate the research, testing and implementation of autonomous driving technologies. In 2018, the government of California issued the first driverless test permit in the U.S. Furthermore, in March 2022, the U.S. National Highway Traffic Safety Administration issued new safety regulations to allow the elimination of controls such as steering wheels and brakes in fully-autonomous driving vehicles. The U.S.’s autonomous driving market is expected to grow from US$28 billion in 2025 to US$560 billion in 2030, with a CAGR of 82% from 2025 to 2030.

Europe. In Europe, the automotive industry is collaborating with autonomous driving solution providers to advance the application of driving automation technologies. In 2022, Germany introduced passenger vehicles with advanced automation technologies that require zero human intervention in certain driving scenarios. The autonomous driving market in Europe is expected to increase from US$20 billion to exceed US$318 billion in 2030, demostrating a CAGR of 73%.

Commercialization of Autonomous Driving

Commercialization of L4 and above Autonomous Driving

The commercialization of L4 and above autonomous driving is expected to take shape in various use cases. By 2030, the market sizes of global and mainland China’s L4 and above autonomous driving are expected to reach US$1,535 billion and US$581 billion, respectively. Over the next decade, L4 and above autonomous driving technology will commercialize through robotaxi, robobus, intra-city and inter-city robo logistics vehicle, robosweeper, other industrial and urban service vehicles and other passenger vehicles. Use cases in public utilities and industrial settings such as robobus and robosweeper are expected to commercialize on a large scale starting from 2023.

Note: Others mainly include applications in factories, mines, ports, last-mile delivery scenarios and L4 and above passenger vehicles.

The key areas of application of L4 and above autonomous driving technology are as follows:

Robotaxi. The robotaxi pilot started in 2019, and is still in early stage. The huge leap is expected to occur in 2025 when commercial production of robotaxi begins. Global and mainland China’s market sizes of robotaxi are expected to reach US$15 billion and US$5 billion in 2025, respectively, and US$545 billion and US$201 billion in 2030, respectively, with a CAGR of 106% and 111% from 2025 to 2030, respectively.

Robotaxi represents superior unit economics and higher profitability as compared to traditional taxi due to the reduction of labor costs associated with human drivers. Robotaxi platforms are estimated to have an extra gross margin headroom of at least to 43% compared to traditional shared mobility platforms by 2027 in mainland China. Such gross margin headroom may reach up to 70% in developed countries.

Robobus. As bus routes are largely pre-determined, robobus is expected to be one of the earliest commercial adoptions of autonomous driving. The deployment of robobus started as early as in 2018 in closed road environment, in 2020 in open road environment and achieved driverless in 2021. The market sizes of global and mainland China’s robobus market are expected to reach US$8 billion and US$4 billion in 2025, and further to increase to US$77 billion and US$32 billion in 2030, respectively.

Robobus eases the shortage of bus drivers, which has become an imminent challenge to the public transportation system globally in recent years. Buses are an important option for city dwellers in their daily public commute. However, the shortage of drivers and the aging of the workforce in this public service sector are slowing down the development of bus service in major cities. In Europe, 7% of bus and coach driver positions were unfilled in 2021. Robobus, which can operate safely without human driver and operate for extended hours in any given day, is an ideal solution to such pain points.

Robo Logistics Vehicles. Intra-city freight transportation typically refers to transportation within 100 km between large distribution centers and located in the same province or city. Inter-city transportation refers to transportation between cities whereby travel range exceeds 100 km. The market sizes of global and mainland China’s robo logistics vehicles are expected to reach US$13 billion and US$3 billion in 2025, and US$784 billion and US$294 billion in 2030, respectively.

The technical similarity with robotaxis and robobus, readiness of hardware and favorable regulations allowed robo logistics vehicles to commercialize in the intra-city setting before the inter-city setting. Commercialization of robo logistics vehicles for intra-city transportation took place in 2022, initially on largely pre-determined routes from distribution centers to sub-centers. In terms of intra-city transportation, global and mainland China’s market sizes are expected to reach US$285 billion and US$118 billion in 2030, respectively.

The adoption of L4 intra-city robo logistics vehicles is expected to lower the overall operating cost by approximately 40% from approximately US$34,000 per year for a traditional intra-city logistics vehicle to approximately US$20,000 per year for an intra-city robo logistics vehicle in 2025 in mainland China.

Robosweepers. Robosweepers can replace human labors for city sanitation, capable of performing sanitation services all day, under all weather conditions and with higher efficiency and reduced costs. The market sizes of global and mainland China’s robosweepers in 2022 were US$0.1 billion and less than US$0.06 billion, respectively. The market sizes of global and mainland China’s robosweepers are expected to grow to US$59 billion and US$26 billion in 2030, from US$4 billion and US$2 billion in 2025, respectively.

Street sanitation is a labor-intensive job with inherent health and safety risks. Workers in the urban street sanitation sector are required to work long hours, often in dangerous environment and sometimes in extreme weather conditions. In addition, the job needs them to stand on motorways, expressways and other complex sections of traffic, where fatal accidents frequently occur. Robosweepers can address the shortage of street sanitation workers.

Other autonomous driving applications. Autonomous driving vehicles can also be used in use cases in utilities and industrial services, such as factory and port logistics, airport transportations, mining and last-mile delivery, and their technology can be implemented on passenger vehicles as well. The market size of these end markets, globally and in mainland China, is expected to grow from US$5 billion and US$2 billion in 2025 to US$70 billion and US$28 billion in 2030, respectively, at CAGR of 71% and 66%.

Commercialization of ADAS

The number of new vehicles equipped with L2-L3 capabilities, globally and in mainland China, is expected to increase from 25 million units and 8 million units in 2022, respectively, to 64 million units and 20 million units in 2025, respectively, indicating significant market opportunities for autonomous driving companies. An increased number of new energy vehicle OEMs have made ADAS functionality standard across their models, and the OTA-based ADAS functions have become a new focus for revenue growth for some OEMs. With the increasingly common adoption of ADAS, traditional OEMs and Tier 1s recognize the value of autonomous driving functionalities on their products. Providers of ADAS solutions can achieve commercialization by licensing software and technology to OEMs for mass production vehicles, which helps OEMs achieve higher safety standards and bring enhanced driving experience to consumers.

Competitive Advantages of Early Movers

Early movers in the market possess significant advantages over new entrants. The autonomous driving industry has a number of significant entry barriers which protect the early movers:

High technological barrier. Development of autonomous driving technology would require extensive time, resources and superior knowledge. In addition, the intellectual properties that are at the core of major players’ businesses in the autonomous driving industry are usually held in the form of proprietary trade secrets rather than patents, making it difficult for new entrants to benefit from early movers’ industry know-how. There is no shortcut in the autonomous driving industry for new entrants. Moreover, the inherent shortage in top technology leaders and R&D engineers means only a handful of leading industry participants will have the human resources required to achieve success.

Accumulation of massive data and operation mileage. L4 autonomous driving vehicles must be operated under real road conditions to accumulate meaningful data for training and upgrading of the system. Sufficient driving hours and mileage are required for corner cases to take place, the resolution of which helps avoid potentially serious accidents. The massive amount of multi-sensor fusion data and mileage accumulated by early movers create a formidable competitive moat.

Economies of scale. Leveraging their extensive industry know-how, early movers are more likely to be able to establish a universal and scalable technology platform that can be quickly adapted to different use cases. This strategic advantage not only accelerates the development and deployment of new products, but also significantly reduces costs in algorithms and hardware as compared with their competitors’, which in turn allows early movers to offer more matured products at competitive pricing.

Ecosystem partners and local expertise. Successful commercialization would require close cooperation with OEMs, Tier 1 suppliers and other business partners. Early movers can establish and benefit from these important partnerships early on, whereas new entrants will find it more difficult to replicate the success of earlier entrants.

Existing international presence. Early movers who establish operations across different countries and regions gain significant competitive advantages. By entering international markets early, these companies not only shape industry standards and influence regulatory frameworks but also accumulate diverse data crucial for refining AI algorithms across varied driving conditions. This global presence and data advantage enable them to optimize their technologies more effectively, leading to enhanced safety features, improved system reliability and greater consumer trust, which are critical in scaling operations and securing market leadership.

These entry barriers are inter-related and together formed a self-reinforcing cycle. As a result, the competitive advantages of the industry pioneers are expected to become even stronger, continuing to bolster their market positions in technology and commercialization.

Note: As of December 31, 2023

*	WeRide focuses on intra-city logistics, and Company W and Company A focus on inter-city logistics.

Company W is an autonomous driving technology company headquartered in California owned by a multinational technology conglomerate holding company listed on the Nasdaq Stock Market.

Company C is a self-driving car company headquartered in California, owned by an automotive manufacturing company listed on the New York Stock Exchange.

Company B is a mainland China-based technology company that is listed on the Nasdaq Stock Exchange and Hong Kong Stock Exchange.

Company A is a self-driving vehicle technology company that is listed on the Nasdaq Stock Market.

Company D is an autonomous driving technology company owned by a mainland China-based company operating an online car-hailing platform.

Source: CIC report

BUSINESS

Unless otherwise indicated, information contained in this prospectus concerning WeRide’s industry and the regions in which WeRide operates, including its general expectations, market position, market size, market opportunity, market share, competitive landscape, market rankings, capabilities of market participants and other management estimates, is based on an industry report dated May 30, 2024 and commissioned by us and prepared by China Insights Industry Consultancy Limited, or CIC, to provide information regarding WeRide’s industry and market position. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Our Mission

To transform urban living with autonomous driving.

Overview

WeRide is the most commercially successful L4 autonomous driving company globally as measured by our commercialization revenue in 2021, 2022 and 2023.

We believe WeRide’s autonomous driving technology is among the most advanced and commercially proven in the world, designed to cater to a broad spectrum of scenarios from urban environments to highways. WeRide provides autonomous driving products and services from L2 to L4, addressing the vast majority of transportation needs across the widest range of use cases on open road, including in mobility, logistics, and sanitation industries. In September 2023, WeRide earned a prestigious position among the top ten on Fortune Magazine’s “2023 Change the World” list. This recognition highlights our profound impact on society and the global environment through groundbreaking innovations and sustainable business practices, placing us alongside industry giants like Tesla and General Motors.

WeRide is a global leader and a first mover in the autonomous driving industry. WeRide has achieved many first-of-its-kind milestones:

•	First autonomous driving company in the world to operate in 30 cities across seven countries;

•	The only autonomous driving company in the world to obtain test permits for autonomous driving vehicles in four countries;

•	First company in the world to offer paid L4 robotaxi services to the public with the longest operation track record;

•	First company in the world to develop a purpose-built L4 robobus designed for open road, as well as the first to launch driverless robobus services on open road to the public;

•	First company in the world to develop an L4 robovan dedicated to intra-city delivery of goods and to obtain test driving permit for the robovan on open roads;

•	First company in the world to develop a purpose-built L4 robosweeper designed for open road as well as the first to launch driverless robosweeper urban cleaning services;

•	First autonomous driving company in the world to accumulate 10,000 purpose-built L4 autonomous driving vehicle orders, and the most advanced in commercialization milestones across industries; and

•	The only autonomous driving company to achieve mass production of an ADAS solution within 18 months into development, the quickest among peers.

From day one, we decided to tackle the challenges of commercial viability, practicability and scalability of autonomous driving. We believe innovation does not flourish in a vacuum, but rather must be applied in real world settings. Therefore, we embarked on a relentless pursuit of product and service offerings that are deployable, rather than experimental, commercializable, rather than conceptual, with the commitment to delivering premium products and services for our customers in various industries. This was not an easy path, but has been proven to be the right one.

We have built our concrete business foundation upon our unparalleled experience from open-road operations. Our diverse fleet of L4 autonomous driving vehicles across full-range use cases serve as the strongest testimony to the versatility, reliability and commercial readiness of our technology. Our industry-leading WeRide One platform is highly universal and scalable, facilitating easy deployment across various vehicle types and applications under different urban environments. Our technological advancement has successfully created a flywheel effect where it allows us to efficiently maintain our leading position with disciplined resource investment. In addition, we have been accelerating the commercialization of our technology by forging strategic alliances with our ecosystem partners, including world-class vehicle OEMs, Tier 1 suppliers, logistics and urban service providers, among many other key stakeholders across the industry. Furthermore, our proactive global presence, characterized by early market entry and wide geographical coverage, undoubtedly places us ahead of our peers. Our proven business development capabilities in the international markets and the world wide recognition enable us to secure global business opportunities and penetrate into emerging autonomous driving markets more swiftly and more smoothly. Our robust cash runway, driven by a go-to-market strategy that ensures stable cash flow, enables us to transcend industry cycles and achieve sustainable development in the longer run. These factors collectively establish a firm base and unique advantage for WeRide’s undisputed leadership in the global autonomous driving industry.

Today, WeRide operates one of the world’s largest autonomous driving fleets and has been delivering and expanding its provision of L4 autonomous driving services, including in the mobility, logistics and sanitation industries. Its L4 autonomous driving vehicles are capable of navigating dense urban environments, operating all day and under all weather conditions. Its capabilities to operate autonomous driving vehicles under all weather conditions and environments are evidenced by its global presence and accident-free track record. WeRide’s autonomous driving vehicles are test running and conducting commercial pilots in 30 cities and seven countries across Asia, the Middle East and Europe. WeRide is the L4 autonomous driving company with operations in the most countries. Its leadership in L4 autonomous driving technology has also positioned it well for the development of cutting-edge ADAS solutions, where it partners with Bosch, the world’s largest Tier 1 supplier by market share, and has successfully commercialized a state-of-the-art ADAS solution.

Our revenue increased by 281.7% from RMB138.2 million in 2021 to RMB527.5 million in 2022. In 2023, our revenue was RMB401.8 million (US$57.0 million), reflecting a moderate reduction compared to 2022. We generate revenue primarily from (i) the sales of our L4 autonomous driving vehicles, primarily including our robobuses, robotaxis and robosweepers, and related sensor suites, and (ii) the provision of L4 autonomous driving and ADAS services, including the provision of L4 autonomous driving operational and technical support services as well as ADAS research and development services. We had the smallest net loss as compared with publicly-listed L4 companies globally in 2021, 2022 and 2023. Our loss for the year was RMB1,007.3 million, RMB1,298.5 million and RMB1,949.1 million (US$274.5 million) in 2021, 2022 and 2023, respectively. Our non-IFRS adjusted net loss was RMB426.8 million, RMB401.7 million and RMB501.7 million (US$70.7 million) in 2021, 2022 and 2023, respectively. For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for details.

Below are WeRide’s major achievements to date:

Source: CIC

Notes:

(1)	As of March 31, 2024
(2)	As of the date of this prospectus

Market Opportunity

Aging populations, rising labor costs, and increasing use cases in cities around the world present vast opportunities for participants in the autonomous driving industry. Autonomous driving is expected to see tremendous growth. Autonomous driving technology effectively reduces human errors, which is the cause of around 90% of traffic accidents, and substantially enhances operational efficiency by reducing labor costs and maximizing the operating hours of each vehicle. WeRide is actively capitalizing on these opportunities, particularly in international markets. It has already begun commercial operations and strategic expansions overseas, positioning itself to harness these global trends and cater to the specific needs of aging populations, high labor costs, and urbanization in cities worldwide. In addition, autonomous driving technology helps reduce energy consumption and greenhouse gas emissions, as autonomous driving vehicles respond more precisely when accelerating and braking, which can reduce energy consumption by 15% and therefore potentially reduce greenhouse gas emissions by up to 300 million tons a year. Autonomous driving technology also empowers people that are troubled with mobility difficulties and creates new forms of job opportunities, such as autonomous vehicle and control system engineers, software developers and data scientists and analysts, all contributing to immense environmental and social benefits. By 2030, the size of the global and mainland China’s autonomous driving market will reach US$1,745 billion and US$639 billion, respectively, representing CAGRs of 91% and 100% from 2022 to 2030, respectively. In particular, L4 autonomous driving is expected to gradually dominate the market worldwide and in mainland China, and is expected to account for 88% and 91% of the overall autonomous driving market globally and in mainland China, respectively, in terms of revenue in 2030.

L4 autonomous driving technology is believed to improve safety, enhance travel experience and reduce operating costs, and has tremendous potential to be applied in many urban use cases. The most prominent areas of application include robotaxi services, robo logistics services and other services such as robobus and robo sanitation services. The commercialization of L4 and above autonomous driving use cases is projected to reach a total of US$1,535 billion globally, representing a CAGR of 151% from 2022 to 2030. Several of these use cases are already in the early stages of commercialization and are expected to see accelerated growth.

Source: CIC

Notes:

(1)	Market size including all automation levels
(2)	Including robosweeper and other applications
(3)	Including robotaxis and robobuses

Value Proposition

WeRide’s autonomous driving products and services address the most pressing concerns and challenges faced by contemporary city life:

•

Safety. We believe WeRide’s autonomous driving technologies can meaningfully improve transportation safety. Approximately 43.2 million traffic accidents occur per year globally with over 90% attributable to human error. According to the Department of Motor Vehicles of the United States, L4 companies reported an average of less than 100 crashes per 100 million miles driven in 2021 compared with more than 500 crashes per 100 million miles for human drivers. WeRide’s autonomous driving vehicles have not caused any safety incidents as of the date of this prospectus after four years of commercial operations on open road.

•

Cost efficiency. Autonomous driving can reshape urban living and significantly improve unit economics through cost savings. For example, robotaxi platforms are estimated to have an extra gross margin headroom of at least 43% compared to traditional shared mobility platforms by 2027 in mainland China; robovans are estimated to have approximately 45% lower annual operating cost compared with traditional vans by 2027 in Singapore.

•

Environmental and social impact. We are committed to building a more sustainable future and bringing positive changes to communities. WeRide’s autonomous driving technologies enable a more efficient transportation network with higher vehicle utilization and less congestion and alleviate any shortage of human drivers. Compared to human operations, L4 autonomous driving can deliver over 15% better fuel efficiency through optimized control which then leads to a measurable reduction in carbon emissions. Autonomous driving vehicles also render transportation more accessible to certain individuals, particularly people with mobility difficulties.

•

Quality of life. WeRide’s autonomous driving technologies breathe life into the time spent in transit by removing the hours spent behind the wheels, which is estimated to equal 4.3 years of each driver’s lifetime on average, and enabling avenues for improved productivity and in-vehicle experience. Consumers are poised to save 20% to 30% of travel time through L4 and higher levels of automation. Pioneering vehicle designs, devoid of traditional driver seats, steering wheels, and pedals, provide unparalleled privacy and comfort.

•

Advance industry revolution. WeRide is revolutionizing the autonomous driving industry with its groundbreaking products and services that redefine global technical standards. Moreover, in regions already familiar with L4 autonomous driving technologies, WeRide enhances and updates local technological standards. This strategic approach ensures WeRide not only pioneers but also elevates the autonomous driving landscape globally, significantly impacting the industry’s progression.

WeRide One

WeRide is pioneering the first universal autonomous driving technology platform, WeRide One, designed for a wide range of urban-centered, full-day, and all-weather conditions. This platform integrates comprehensive software algorithms, modular hardware solutions and a cloud-based infrastructure, forming the backbone of WeRide’s fleet operating on public roads. WeRide One’s versatility across numerous proven use cases provides a foundational advantage over competitors.

Below are the key features of WeRide One:

•

Universal Platform. WeRide One serves as a versatile platform for urban autonomous driving, exhibiting universality in both software and hardware. Our vehicles use similar algorithms, enabling different sensor configurations to navigate urban environments autonomously. The perception model adapts to various sensor setups and vehicle types, while planning algorithms are designed for general urban scenarios applicable across multiple use cases. Our control algorithms are similarly flexible. The hardware’s modular sensor suite can be configured for different vehicles, sharing over 90% of parts. This ensures our algorithms and infrastructure self-improve rapidly, making our technology adaptable to new vehicle types and applications with ease.

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Self-Improving Algorithms. Our cloud-based data platform achieves a closed-loop system encompassing data processing, distributed model training, model verification, and deployment. WeRide One employs in-house deep learning models for perception, prediction, planning, and control, which self-improve based on operational data. These models are continuously updated with real-world data and trained on a distributed cloud platform. Verified models are deployed fleet-wide, enabling human-like driving and efficient decision-making in complex traffic scenarios, mimicking experienced drivers.

•	Fully Redundant System. WeRide One ensures safety through full redundancy in software, hardware, and operations. This includes redundant sensors, computing units, communication networks, power supplies, and drive-by-wire systems. Software redundancy exists both at the system and algorithm levels, enhancing reliability. Causal prediction and planning models guarantee worst-case scenario handling while interacting with other road users, supplemented by a remote assistance platform for complex conditions. This redundancy ensures both safety and comfort for passengers.

Below are the key benefits of WeRide One and our universal autonomous driving technology platform approach:

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Technological Leadership. We have developed a leading technology framework across all algorithm stacks. Our self-improving algorithms, trained with data from various use cases on our platform, benefit from the universality of WeRide One. This creates a virtuous cycle: more data leads to better algorithms, which enhances our operations in existing and new use cases.

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Faster Commercialization. Our technology’s adaptability across different vehicle types allows for quicker market entry and commercialization. Vehicles such as robobuses, robovans, and robosweepers, which face fewer regulatory hurdles, benefit from our scalable technology. This results in economies of scale, operational efficiencies, and brand reputation, aiding in rapid commercialization. Since launching our L4 autonomous driving operations, we have expanded to 30 cities across seven countries, demonstrating our technology’s swift adaptation to commercial demands.

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Cost Efficiency Across Multiple Use Cases. WeRide One addresses diverse urban applications, including mobility, logistics, and urban services. Our technology’s commonality across software and hardware enables high supply chain efficiencies and lowers R&D, operating, and production costs, facilitating expansion into new use cases.

Wide-ranging Products and Services

With the adaptability of WeRide One, we are leading the way in developing, validating, commercializing and expanding our cutting-edge technology, staying ahead of our peers. Our efforts have culminated in a diverse product portfolio that enhances urban living, incorporating mobility and logistics-as-aservice, smart city operations and advanced driver assistance systems. WeRide stands out as the only pure-play company that offers a comprehensive range of smart mobility solutions, spanning throughout L4, L3 and L2 of commercialization, specifically tailored for cities and highways.

The diagram below illustrates our product development roadmap and key commercialization milestones:

Go-to-Market Strategy

Our go-to-market strategy is rooted in a commitment to address real world problems. We are committed to technological development while maintaining a balanced approach towards product and service development and commercialization. We understand the needs of our customers and focus on building commercially viable products and services, which in turn accelerates the public adoption of autonomous driving vehicles. We have effectively leveraged the scalable nature of our WeRide One platform to launch our products swiftly. This versatile technology platform enables quick adaptations across various vehicle types with minimal adjustments, significantly expediting our expansion into new markets and diversifying our product range. We intend to adopt an asset-light model across our different business lines.

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Robotaxi. Robotaxi is our debut use case. WeRide Go app, our own shared mobility network, is our primary shared mobility network. We also provide robotaxi services in partnership with other shared mobility platforms to reach local markets. For example, we are running the largest robotaxi fleet in the UAE where residents can access our robotaxi services through the TXAI app. We partner with leading OEMs to develop and sell robotaxis. In addition to our product revenue, we also generate revenue from the offering of robotaxi rides. Today, we operate one of the world’s largest open-to-public paid robotaxi fleet. We have operated paid robotaxi services to the public since November 2019 and our robotaxis have completed 1,600 days of commercial operations on open road in China and the Middle East with zero accident. We aim to commence commercial production of our robotaxis and achieve readiness for large-scale commercialization in 2024 and 2025, respectively.

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Robobus. We were the first company in the world to develop a purpose-built L4 robobus designed for open road and launch driverless robobus service to the public. We work with Yutong and Golden Dragon to manufacture our robobus. Our business model is primarily to sell robobuses to local transportation service providers and provide them with support for the operation of these vehicles. We currently produce robobuses in partnership with Yutong, one of the largest commercial vehicle manufacturers in the world, and Golden Dragon a leading Chinese manufacturer specializing in the development, production and sale of buses. As of the date of this prospectus, our robobuses had been deployed to run commercial pilots in 25 cities in China, Singapore, France, the UAE, Saudi Arabia and Qatar. In addition, we have received intent orders for approximately 2,000 units of robobuses as of the date of this prospectus. In December 2023, we partnered with the public transportation operator in Guangzhou to officially launch China’s first commercial fare-based autonomous minibus service. Additionally, with the same partner, we introduced China’s first autonomous Bus Rapid Transit route and the first autonomous nighttime bus service.

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Robovan. We launched the world’s first L4 robovan dedicated to intra-city delivery of goods in urban cities in September 2021. We partner with leading global OEMs, such as JMC-Ford Motors, in the manufacturing of our robovans. We have commenced road testing for our robovans and have reached understanding with ZTO, a leading express delivery company, regarding future orders of our robovan. In May 2024, we received licenses enabling our Robovans to perform driverless tests in designated areas in Guangzhou, a first in China for L4 autonomous delivery vehicles. We adopt a flexible business model where we sell our robovan to our customers and also provide autonomous freight-as-a-service to them. We have received intent orders for over 10,000 units of our robovan as of the date of this prospectus, all of which are subject to conditions as is typical with the orders in our industry at present.

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Robosweeper. We have developed our WeRide S6, the world’s first purpose-built robosweeper designed for open road, featuring a fully driverless design and a large tank volume of six tons. Our business model is primarily to provide autonomous road cleaning services and sell our robosweepers to public cleaning service providers. Our robosweeper has entered commercial production since the first half of 2022. As of the date of this prospectus, we have successfully rolled out fee-charging large-scale commercial pilots of robosweepers in Guangzhou, China since 2022, and have been testing our robosweepers in nine cities. In April 2024, we launched the WeRide S1 robosweeper, a more compact robosweeper featuring a 400-liter tank capacity, which further enhances our robosweeper lineup.

Shortly after product launch, we received orders for WeRide S1 amounting to several million U.S. dollars, reflecting strong market reception.

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ADAS solutions. Our leadership in L4 autonomous driving technology has also positioned us well for the development of cutting-edge ADAS solutions which are enjoying a booming market. We entered into a strategic partnership with Bosch under which we, as a Tier 2 supplier, provide state-of-the-art autonomous driving technology and rich experience in product development, whereas Bosch contributes from supply chain, quality control, rigorous industrial design, verification and validation capabilities and broad OEM client network. In March 2024, just 18 months into development, the partnership between WeRide and Bosch successfully commenced mass production and commercial launch of a state-of-the-art ADAS solution. As part of the solution, the NEP high-speed navigation function was integrated into Chery’s Exeed Sterra ES model through an OTA (Over-The-Air) update. In April 2024, the ADAS solution developed by WeRide and Bosch was integrated into another Chery vehicle, the Sterra ET, an Ultra-Smart SUV. We plan to continue expanding our ADAS offerings and aim to extend our reach to more OEMs and Tier 1 suppliers.

Strengths

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Successful and sustainable business model underpinned by our unwavering commitment to globalization. We are the most commercially successful L4 autonomous driving company globally as measured by our commercialization revenue in 2021, 2022 and 2023. We have delivered business growth supported by the maturity of our products and demonstrated our ability to continually and successfully develop autonomous driving products and services. Operating in 30 cities across seven countries and as the only company with autonomous driving test permits in four different countries, we are the L4 autonomous driving company with operations in the most countries. Our extensive global reach and comprehensive L4 autonomous driving capabilities position us an undisputed global leader. We believe that our successful expansion onto the global stage strongly attests to the capabilities of our technology and the promising future of our products. Additionally, our presence in various countries not only allows us to provide our products and services offerings, but also brings valuable insights and enhances local value chain opportunities where we operate our fleet. Our commitment to making L2 through L4 autonomous driving technology globally accessible is underpinned by a business model that has consistently delivered growth and commercial success. Besides our growth momentum, we have also managed our resources effectively and have maintained a sustainable cash runway, driven by a go-to-market strategy that ensures stable cash flow, enabling us to transcend industry cycles and achieve sustainable development in the longer run.

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Leader and first mover. We are a global leader in the L4 autonomous driving industry and we have achieved many first-of-its-kind milestones. As an early mover, we hold significant competitive advantages over new market entrants. Our global presence, technologies, talent, economies of scale, and partnerships are our strongest moat. There is simply no shortcutting the extensive amount of time and resources we have dedicated to our venture, or the mileage, training, driving data and knowledge we have amassed along the way. As a result, we believe we will be able to maintain our advantages over other market participants and our leadership in the commercialization of autonomous driving technology.

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Universal and scalable technology platform. WeRide One is a market-proven universal autonomous driving technology platform for the development of autonomous driving vehicles that provide mobility, logistics and other urban services. It can be widely adapted to different use cases with minimum configuration adjustments. With WeRide One, we have been able to reduce the time to market needed for us to break into a new vertical and we have launched a broad variety of autonomous products for open road. As of the date of this prospectus, we have successfully deployed multiple use cases in 16 cities worldwide. WeRide One creates synergies across different vehicle types, allowing us to enjoy network effects of data access and algorithm training across different use cases. This in turn enables us to maintain our technological leadership, lower research and development costs, improve operational and supply chain efficiency and achieve faster commercialization.

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Visionary management and world-class team. We believe talent is the foundation of our core competencies. We are led by our founder and CEO, Dr. Tony Xu Han, a world-class autonomous driving expert who has been instrumental in attracting and training global talent as well as fostering a culture of technical excellence and innovation. He was the former chief scientist of Baidu’s autonomous driving unit and a tenured professor with more than 20 years of experience in computer vision and machine learning. Our management team has a combination of deep technological expertise and market savviness, focused on delivering real-world solutions for our customers and users today. As of December 31, 2023, we have built a strong team of 718 full-time employees, approximately 78% of whom are R&D staff including top-notch AI scientists and autonomous driving engineers.

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Strong partners and investors across value chain. Our partnerships with key ecosystem participants accelerate the commercialization of our technology. We have forged strong alliances with world-class vehicle manufacturers, Tier 1 suppliers, logistics and urban service providers and others. We are supported by reputable investors who provide significant business and financial resources and give us a strong financial position.

Strategies

To fulfill our mission of transforming urban living with autonomous driving, we guide the development of our technology with pragmatism so that it can be deployed to address challenges in the real world and validated through actual commercial operations. We plan to achieve this through several strategies:

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Grow business to reach large-scale commercialization. We are one of the few autonomous driving companies globally that have reached the driverless milestone, an important first step in achieving large-scale commercialization. We are offering fare-charging robotaxis rides in three cities globally. We have launched paid driverless robobus services to the public, most recently in Guangzhou, China. We achieved driverless operations for our robosweepers. Going forward, we intend to build on our technological and business milestones as a global leader to advance towards full commercialization across all use cases.

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Continue to strengthen our technology. We will continue to innovate and maintain our leadership in autonomous driving technology by improving our algorithms and by refining and building up the technical maturity of our autonomous driving products. We will take advantage of our large and expanding fleet of autonomous driving vehicles and the significant amount of corner cases and training data collected to further enhance the software and hardware of WeRide One. We plan to continue to recruit top-notch industry talent for these purposes.

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Continue to expand global presence. We intend to transform mobility and urban services around the world. To date, we have etched our name in Asia, the Middle East and Europe. Building on our existing success, we plan to establish a larger presence internationally by providing our robust autonomous driving products and services with compelling value propositions.

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Exercise financial discipline and improve operational efficiency. The ability to lower cost and improve operational efficiency is crucial to long-term success in our industry. We enjoy economies of scale from WeRide One which allows us to expand in a fast and cost-efficient manner. We expect to lower our hardware and operating costs by a meaningful extent and achieve operational efficiency as we increase the volume of our autonomous driving vehicles and expand the scale of our autonomous driving services.

Our Products and Services

We have developed best-in-class autonomous driving products and services that address the ubiquitous yet diversified need for automation in mobility, logistics and other urban services use cases. Our products and services are designed to conquer complex road conditions and navigate high population and traffic density, operating all day and under all weather conditions. Our customers depend on us to provide essential services across various industries as well as the general public in numerous settings. Our leadership is exemplified by our robotaxis, the operational environment of which presents the greatest challenges to the adoption of autonomous driving technologies, and translates into our ability to explore other vehicle categories, including robobus, robovan and robosweeper. Leveraging our technological leadership in L4 autonomous driving technology, we have also been developing cutting-edge ADAS solutions. We sold an aggregate of 43, 103 and 22 units of autonomous driving vehicles in 2021, 2022 and 2023, respectively,

Robotaxi

Robotaxi is our debut product and a constant manifestation of our ability to deliver safe, reliable and efficient driverless mobility to end customers. Our robotaxi features industry-leading technology framework across all algorithm stacks. We are the first and only pure-play autonomous driving company in the world to obtain autonomous driving vehicle test permits in four countries. We are the first company to offer paid L4 robotaxi services to the public in the world, having launched them in 2019. We are offering fare-charging robotaxis rides in three cities globally. Our robotaxis have completed four years of commercial operations on open road and have not caused any accidents.

We believe our robotaxi service presents superior unit economics and improves efficiency and profitability as compared with traditional shared mobility platforms, particularly because the adoption of autonomous driving technologies will significantly reduce labor costs and extend the operating hours of each vehicle.

We operate a robotaxi fleet that provides mobility services to end customers via our online ride-hailing platform, WeRide Go, and also through other mobility apps and platforms such as AMAP, one of the largest ride-hailing/mobility platforms in China. We charge our robotaxi services by a combination of distance and time traveled. We unveiled China’s first publicly accessible paid robotaxi services in the populous downtown areas in Guangzhou, China in November 2019. We are also the first autonomous driving company in China to secure an official license for online car hailing operations. China has recently adopted a more encouraging regulatory framework towards autonomous driving and we have been authorized to expand our commercial pilots into more locations and by a larger autonomous driving fleet. Our robotaxis are cruising in 14 cities worldwide in commercial operation as of the date of this prospectus delivering autonomous driving experience to customers who are keen to embrace the future.

We generate additional revenue from the sale of our robotaxis. We aim to commence commercial production of our robotaxis and achieve readiness for large-scale commercialization in 2024 and 2025, respectively.

We are also moving incrementally towards a broader launch of our robotaxi globally. In April 2021, the California DMV issued us a permit that allows us to test our autonomous driving vehicles on public roads in San Jose, California, without any human driver onboard. We are running the largest robotaxi fleet in the UAE, where residents can access our robotaxi services through the TXAI app. In addition, in August 2023, we were granted the UAE’s first and only national license for self-driving vehicles, enabling us to test our autonomous driving vehicles on public roads across the entire country. This groundbreaking permit, unprecedented globally, is the first to allow such extensive autonomous vehicle testing without geographic or conditional restrictions.

We partner with multiple world-class OEMs on autonomous driving research and development projects as well as the manufacturing of L4 autonomous driving vehicles that make up our robotaxi fleet. For more information relating to our partnership with these OEMs, see “—Our Ecosystem Partners—Partnerships with OEMs and Tier 1 Suppliers.”

Robobus

We became the first in China to achieve commercial production of L4 robobus designed for on open road in 2021. Our robobus commenced its public service in Guangzhou in 2022, which also made us the first company in the world to offer driverless robobus services on open road to the public.

Our robobus represents a new form of urban mobility which can be flexibly deployed in various public and private transportation use cases. In contrast to the robobuses of our peers, whose operations are mainly limited to confined areas such as airports, ports, industrial parks and resorts, our robobus is architected to be also capable of handling open road in an urban setting for public transport services under all weather conditions. Our purpose-built robobus is designed for a fully autonomous driving experience with no steering wheel or driver cabin with a top speed of 40km/h. Our robobus won the Red Dot Design Award in 2021 and have passed all automotive-level testing.

Our robobuses have also been deployed for pilot testing on open road in several major cities in China, including Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Qingdao, Wuxi and others, as well as outside of China in Saudi Arabia, UAE and Qatar, since January 2021. In November 2022, we were permitted to conduct road test and trial operation in Shenzhen, China – the first to achieve zero disengagement during thousand-kilometer evaluations of both enclosed environment and open road conducted by the local authority. In December 2023, we partnered with the public transportation operator in Guangzhou to officially launch China’s first commercial fare-based autonomous minibus service. Additionally, with the same partner, we introduced China’s first autonomous Bus Rapid Transit route and the first autonomous nighttime bus service. In January 2023, our robobus was the first to be officially permitted to conduct driverless road test in Beijing. In August 2023, we were granted the UAE’s first and only national license for self-driving vehicles testing on public roads across the entire country. Furthermore, in October and December 2023, we received the T1 and M1 autonomous vehicle licenses from Singapore’s Land Transport Authority. As of the date of this prospectus, our robobuses had been deployed in 25 cities in China, Singapore, the Middle East and France, and our robobuses had offered transportation services for over 900 days.

We have successfully commercialized our robobuses, and we are supplying to local transport service providers. We currently produce robobuses in partnership with Yutong and Golden Dragon. We have also successfully expanded our business development efforts beyond China and achieved commercialization on the global stage. Notably, we have completed the customization for mass production of the robobus adapted to be sold in Japan. We have secured intent orders to sell these specially designed robobuses to the largest operator of autonomous buses in Japan, which will allow us to address the demand for autonomous buses across various cities in Japan. We have also expanded our low-carbon, autonomous driving public transit practice into Europe. During the 2024 French Open tennis tournament, WeRide and a global leading automotive manufacturer collaborate to launch a robobus shuttle service between event venues and parking lots.

In connection with the sale of our robobuses, we are also offering a bundle of technical supports and services relating to the operation of our robobuses, including system upgrades, maintenance and repair, fleet management, as well as remote assistance services on an as-needed basis. These services are charged separately to our customers for an ongoing fee payable on an annual basis.

Robovan

In addition to passenger vehicles, we have also developed L4 robovans to capture the high growth intra-city logistics opportunity. We launched the world’s first L4 robovan dedicated to intra-city delivery of goods in September 2021. Our robovan provides a more efficient alternative to traditional logistics vehicle by reducing labor costs.

We are determined to make road freight autonomous with our robovan. We provide robovan products and services to match varied business needs, so that more customers are able to utilize the autonomous freight capacity offered by our robovans.

We sell our robovans to customers who prefer to retain ownership over their fleet. The sale is complemented with ongoing operational and technical support services. These services are charged on a recurring basis. As a less capital-intensive alternative for our customers, we also plan to offer our L4 autonomous freight capacity as a service to logistics companies and companies with logistics needs. In May 2024, we received a license from Guangzhou encompassing both a remote testing (driverless) permit and a cargo testing permit, allowing our robovans to conduct driverless cargo-carrying tests in urban settings. This achievement represents the first permit in China for L4 level autonomous delivery vehicles to operate under these conditions, marking a significant step towards the commercial operations of our robovans.

ZTO, a leading express delivery company in China, has established a strategic partnership with us. Pursuant to the terms of our strategic partnership, ZTO has indicated its interest, subject to conditions, to order our robovan after its expected commercial production. Our robovans have been piloting in ZTO’s delivery services in Guangzhou and have been deployed to fulfill pickups and deliveries and to assist with route optimization since the end of 2021.

We also partner with leading global OEMs, such as JMC-Ford Motors, in the manufacturing of our robovan. We rolled out our prototype B robovan in the first quarter of 2023 in collaboration with JMC-Ford Motors, marking an important step towards the large-scale commercialization of robovans.

Robosweepers

We are the first in the world to develop a purpose-built L4 robosweeper designed for open road. Our robosweeper is undergoing large scale trial operations and has entered commercial production since the first half of 2022.

Our business model is primarily to dispatch our robosweeper fleet to provide city cleaning services. We also sell robosweepers to public cleaning service providers and charge recurring fees for technical supports and services. We have successfully rolled out fee-charging large-scale commercial pilots of robosweepers in Guangzhou, China since 2022, and have been testing our robosweepers in nine cities.

Our first robosweeper model, WeRide S6, can travel up to 40km/h and features a cockpit-free design for fully autonomous operations. Because there is no driver cabin on board, our robosweeper boasts a large tank volume of six tons with 3.5m3 water capacity and New European Driving Cycle range of 300 kilometers. It is designed to operate all day, under all weather conditions, and can handle various urban cleaning needs such as standard road washing and sweeping, road edge cleaning, dust suppression and high-pressure water jetting. Robosweeper is estimated to have a daily cleaning capacity equivalent to five to eight cleaning professionals working on eight-hour shifts. We are partnering with Yutong in manufacturing our robosweeper and we are working with Hyundai to promote the adoption of hydrogen fuel cell battery for robosweepers.

In April 2024, we launched our second and smaller robosweeper model, WeRide S1 robosweeper, achieving immediate success. As of May 2024, orders for WeRide S1 robosweeper had amounted to several million US dollars, showcasing strong market reception. WeRide S1 is the world’s first L4 autonomous sanitation device designed for open roads and capable of covering all scenarios. Equipped with our advanced autonomous driving system, WeRide S1 features 360-degree perception and leading control capabilities, allowing it to navigate smoothly around obstacles while cleaning various road surfaces effectively. It can operate over an area of 120,000 square meters on a single charge, and offer automatic trash dumping and self-parking functionalities. These features complement traditional sanitation methods, ensuring thorough, no-blind-spot cleaning operations. We will continue to expand our footprint in mainland China and introduce our robosweepers overseas.

ADAS Solutions

Leveraging the full-stack algorithms, multi-sensor fusion technology, infrastructure, tool chain, and data we have built for our L4 autonomous driving products and service over the years, we are well positioned to develop cutting-edge ADAS solutions that enable advanced autonomous driving functions on passenger vehicles.

We are partnering with Bosch to provide ADAS solutions, covering application scenarios including urban and highway. We, as a Tier 2 supplier, provide state-of-the-art autonomous driving technology and rich experience in product development, whereas Bosch contributes from supply chain, quality control, rigorous industrial design, verification and validation capabilities and broad OEM client network. Our technologies secure the coverage of all-weather operating conditions, a future-proof and scalable architecture, as well as system-level safety designs. Building on the strengths of our technologies and our L4 expertise and robust infrastructure toolchains, we believe our ADAS solutions outperform peers across highway, urban and parking use cases. These solutions are further optimized by our advanced full-stack deep learning algorithm and are backed by the QNX Safety operational system and multiple industrial certifications such as ISO/SAE 21434, ISO 26262, and ASPICE CL2, ensuring top-tier quality assurance, auto-grade design and function safety. In March 2024, just 18 months into development, Bosch and our company successfully commenced mass production of a state-of-the-art ADAS solution. As part of the solution, the NEP high-speed navigation function was integrated into Chery’s Exeed Sterra ES model through an OTA (Over-The-Air) update. In April 2024, the ADAS solution developed by Bosch and our company was integrated into another Chery vehicle, the Sterra ET, an Ultra-Smart SUV. We collect development fees in respect of the services we deliver as well as sale-based royalties contingent on the achievement of certain specified milestone under this partnership.

Based on the volume forecast from one of our customers, ADAS products integrating our technologies may reach a total of three million units in the next five years in respect of such customer. Experience in ADAS solutions will in turn enhance our engineering capability, enriches our data pool, provides valuable feedback for our model optimization and speeds up our corner case collection.

Our Core Technology

WeRide One – Our Universal Autonomous Driving platform

WeRide One is a versatile, cost-effective, and adaptable autonomous driving platform for numerous use cases. Designed for urban environments, it features full redundancy and self-improving deep learning models, comprising software, hardware, and a powerful cloud infrastructure. WeRide One’s comprehensive stack, including localization, perception, prediction, planning, and control modules, with proprietary middleware, Mariana, represents a significant advancement in autonomous driving technology.

Software

Our proprietary algorithms power WeRide One’s localization, perception, prediction, planning and control functionalities, ensuring high accuracy and efficiency.

Localization

Our advanced positioning technology combines multi-sensor fusion and 3D high-definition maps to provide precise real-time localization. This system ensures reliable positioning in diverse environments including tunnels, bridges, and urban areas surrounded by skyscrapers.

Perception

Our dual early fusion perception framework integrates LiDAR and vision paths for redundancy and accuracy, ensuring 360-degree sensing coverage. Optimized deep learning models enhance accuracy and reduce latency, handling a wide range of scenarios, including long-tail situations.

Prediction

Our deep learning-based prediction model learns road participant interactions ,generating multiple probable trajectories. Trained with extensive real-world data, it facilitates smooth interactions and reduces traffic congestion, accurately predicting behaviors in complex scenarios.

Planning

Our planning algorithms, based on “search and optimization,” utilize neural networks and game theory for human-like driving behaviors. The system generates and optimizes trajectories, ensuring safety, comfort, and efficiency. Trained with human driving data, it excels in handling complex interactions.

Control

Our finely tuned control module ensures precise vehicle maneuvers, translating safe and efficient driving trajectories into action. With vehicle-specific calibration, the control system demonstrates stability and adaptability across different vehicle chassis.

Mariana – the WeRide Middleware

Mariana, our proprietary middleware, ensures consistent algorithm output and evolution. Built on the Linux kernel, it features a decentralized, distributed design, eliminating central node dependency. Mariana supports multi-machine platforms, improving safety redundancy, and includes a unified logging framework for comprehensive data management.

Hardware

Our algorithms are supported by innovative hardware, including an integrated onboard computing unit and modular sensor suite.

Integrated Onboard Computing Unit

Our onboard computing unit features a heterogeneous architecture with specialized co-processing units for sensor data, ensuring main units focus on computing tasks. Encased in a liquid-cooled, fully sealed unit, it operates reliably across diverse weather conditions, with a redundant unit ready to activate if needed.

Modular Sensor-Suite

Our modular sensor suite includes GNSS, IMU, LiDARs, radars, cameras, and a custom sensor board. This suite, sharing over 90% of components across products, ensures precise sensing tailored to each vehicle type. Fast iterative design and commercial production standards ensure high reliability and performance. With WeRide One, we consistently push the boundaries of innovation, accelerating towards full commercialization.

Early generations of our sensor suites use mechanically rotating LiDAR, cameras and other sensors which can be directly installed on the roof or the sides of the vehicle and therefore speed up the assembling and validation process.

We released WeRide Sensor Suite 3.0 in 2019 for robotaxis. Such WeRide Sensor Suite 3.0 comprises various number of long range LiDAR, blind spot LiDAR, peripheral mid range and long range cameras which can be used for different vehicle platforms. All these sensors can be synchronized with precision sub-milliseconds. The long-range high definition LiDAR can detect small objects within 200 meters with centimeter level resolution. The all-round cameras provide a 360-degree field of view and seamless redundancy coverage detection for best possible safety.

We launched the industry’s first small-sized lightweight sensor suite, WeRide Sensor Suite 4.0, in 2021. The suite has a net weight of 15kg and occupies less than 0.4m2 of vehicle roof area.

We released WeRide Sensor Suite 5.0 in June 2022. Integrating powerful performance and cutting-edge design, WeRide Sensor Suite 5.0 can be fitted to different vehicle models with higher efficiency and at lower cost. It encompasses 12 cameras and seven solid-state LiDARs, which constitute six sensor sets. Compared with WeRide Sensor Suite 4.0, the height of the roof front sensor set is shortened by 66% and the overall weight is lightened by 17%. WeRide Sensor Suite 5.0 has been deployed on a large scale.

We recently launched our fully automotive-grade and commercial production-ready WeRide Sensor Suite 5.1 compatible with both ADAS and L4 applications. This latest iteration is highly cost-efficient and continues to embody the full spectrum of our technological strength and delivers similar functions. WeRide Sensor Suite 5.1 integrates high-resolution semi-solid LiDAR, blind spot LiDAR and high-definition cameras. It adopts the same distributed design concept as all of our existing sensor suites, and goes a step further towards miniaturization, compactness and better integration.

Cloud Infrastructure

Simulation Platform

Our simulator uses high-fidelity and physically accurate simulation to create a safe, scalable and cost-effective way to prepare our autonomous driving vehicle for the real world. It supports flexible specification of digital assets (such as urban layouts, buildings, vehicles, and traffic lights), traffic scenario and environmental conditions. It is capable of generating a wide range of real-world scenarios for the development and validation of our automatous fleet. Our simulation platform utilizes a semi-automated crowdsourcing triage system, and is accessible through a distributed system. Training efficiency is over 200 times higher on our simulation platform than in real road tests, delivering clear cost advantages. It is supported by our proprietary analytics platform and complex event processing computing platform using an IDE.

Analytics Platform

All road test and simulation data are organized through our analytics platform. New incidents and scenarios are reported during road tests and their summary data are uploaded to the analytics platform in real-time and become accessible to our engineers within a few minutes. Our engineers are able to view all vehicles’ real-time data in a single user interface remotely. All videos, system logs and raw data are also indexed and ready for efficient offline searches. New data are labeled and added to our training dataset on a weekly basis and our models are automatically and periodically refreshed with new data on our cloud platform.

Our analytics platform contains a data masking component which automatically anonymizes sensitive data such as license plate number and human face from the data visualization at the time when it is uploaded to the cloud-based data platform.

Cloud Integrated Development Environment (IDE)

Our engineers develop algorithms and systems using our in-house cloud IDE which is connected to the simulation platform and the analytics platform. Our engineers can log into their cloud account to access code base and edit codes. The build barn makes code building process easier and faster as compared with local development. Our engineers can easily run the code, trigger cloud simulation, visualize the results, deep dive into the results and compare results with road tests and other simulation results from the cloud-based IDE and the whole lifetime development can be done within this IDE. This greatly simplifies engineering development process for complex autonomous driving system and significantly accelerates the iteration cycles.

Remote Assistance Platform

We have established a remote assistance center for L4 autonomous driving, which allows us to manage and monitor a large autonomous driving vehicle fleet remotely, and to intervene, if needed. Our remote assistance platform ensures reliable connectivity and sets the foundation for our multiple redundant communication mechanisms and seamless remote interaction. The built-in multiple-carrier network redundancy further reduces signal transmission delay to less than 100ms, allowing our autonomous driving vehicles to operate with low latency. We adopt a Remote Hint model which allows the control center to give “hints” and guide the decision-making of our automatous vehicles when necessary to enhance operational safety.

As the regulatory framework governing autonomous driving continues to evolve around the world, regulations in certain jurisdictions require or are expected to require means to engage or disengage autonomous driving vehicle remotely. Our remote assistance platform therefore also represents a critical step towards achieving driverless operations and commercialization.

Showcases of our Technological Leadership

Navigating Urban Village

Our technologies have been tested and commercially proven in urban villages in China, formerly rural areas that have been taken over by the country’s growing cities and where road conditions are extremely dense and complex.

Our robotaxi achieved safe and smooth cruising in the meandering downtown in Guangzhou in 2020, which can only be achieved with the backing of sophisticated autonomous driving algorithms. Without the need of any human intervention, our robotaxi successfully navigated the congested and unpredictable road environment in an urban village setting.

Enduring Extreme Weather

One of the most critical challenges in the development of autonomous driving vehicles and driver assistance systems is their relatively poor performance under adverse weather conditions such as snow and sandstorms. In 2022, our autonomous driving fleet successfully completed their trials in Heihe, China, and Abu Dhabi, UAE, operating under an external temperature range of between -25°C to 45°C. Our autonomous vehicles have also completed trial operation in Singapore, France, Saudi Arabia and Qatar.

Despite the significant amount of noises challenging our sensors during heavy snow and the strong reflection coming out of the icy road surface, our robotaxi and robobus were able to maintain accurate and safe operations in their road tests in Heihe. Our autonomous driving vehicles have also braved the sandy ambiance and extreme heat in Abu Dhabi where dusts and high temperatures have the potential to cause electronic and mechanical components to malfunction. In addition, during Singapore’s heavy rain, our Robobus operated smoothly and functioned well, demonstrating stable performance.

Our Ecosystem and Partners

Our Ecosystem Approach

We have established a robust ecosystem consisting of world-class partners that are crucial to our success. Many of our partners have also become our shareholders and invested in our future, demonstrating their strong conviction in our technology and go-to-market strategy and providing further validation to our product and service offerings. We believe our partnership network creates a significant and sustainable competitive advantage and allows us to stay ahead in terms of our technological competency and in our effort to commercialize autonomous driving technologies.

Partnerships with OEMs and Tier 1 Suppliers

One important layer of the ecosystem is our partnership with world-class OEMs and Tier 1 suppliers, who played an important role in the development and production of our autonomous driving vehicles. These partnerships enable us to maintain strong control over supply chain and hardware design, while remaining asset-light and focusing on developing and upgrading our proprietary autonomous driving products and services.

We partner with OEMs for the production of our L4 autonomous driving vehicles. Typically, under these partnerships, we purchase vehicles which satisfy our requirements in terms of hardware from OEM partners and then deploy these specialized autonomous driving vehicles to provide mobility, logistics and other urban services or sell to our customers, after integrating our autonomous driving software and hardware (including sensor suites) and landing deployment services to make the autonomous driving vehicles optimized to provide public transportation service on specific roads meeting the customer-specific technical metrics and autonomous functions. In addition, the Company also provides L4 autonomous driving and ADAS research and development services to the OEM partners and Tier-1 supplier partner. See also “—Our Go-to-Market Strategy.” We enter into separate contracts with OEM partners and Tier-1 supplier partner on market terms for these transactions.

Our Partnership with Nissan

A portion of our current robotaxi fleet is built utilizing vehicles we purchased from Nissan, a prominent global automotive manufacturer. We collaborate with Nissan for certain aspects of the research and development of autonomous driving technologies for the China market. Alliance Ventures, the venture capital fund of the Renault Nissan Mitsubishi Alliance, took part in our funding rounds in 2018 and again in 2021.

Our Partnership with Yutong

Yutong is one of the largest commercial vehicle manufacturers in the world and one of our investors. We join hands with Yutong to manufacture our robobus and robosweepers.

Our Partnership with Golden Dragon

Xiamen Golden Dragon Bus Co., Ltd., or Golden Dragon, is a leading Chinese manufacturer specializing in the development, production and sale of buses. We partner with Golden Dragon to manufacture our robobus.

Our Partnership with JMC-Ford Motors

In 2021, we announced our partnership with JMC-Ford Motors, a key player in mainland China’s commercial vehicle industry, to manufacture a purpose-built L4 autonomous robovan that will bring the next-generation of logistic service. We plan for this new vehicle to achieve commercial production in 2023.

Our Partnership with Hyundai

We are partnering with Hyundai, a leading global OEM, for the launch of the world’s first hydrogen-powered autonomous-driving vehicle pilot zone in Guangzhou, promoting sustainable mobility and the adoption of hydrogen fuel cell battery for autonomous driving vehicles across various vehicle categories including robosweepers.

Our Partnership with Bosch

We are partnering with Bosch to provide ADAS solutions, covering several application scenarios including urban and highway. Under this partnership, we, as a Tier 2 supplier, provide research and development services as well as key technologies and ecosystem support to Bosch. Bosch also invested in us in 2022 and became one of our investors.

Other Ecosystem Partners

We also work closely with other ecosystem partners in developing our L4 autonomous technologies, products and services.

Our Partnership with Baiyun Taxi Group

We have entered into a joint venture with Baiyun Taxi Group, an established taxi company in South China, to pilot robotaxi operations. The joint venture represents a perfect combination of our autonomous driving technology and Baiyun Taxi Group’s exceptional operation experience. Robotaxi trips can be easily booked through WeRide Go.

Our Partnership with Guangzhou Public Transport Group No. 3 Bus Co., Ltd.

We unveiled regular testing and reservation-based services to the public for our robobuses in Guangzhou in 2021 and we are working with Guangzhou Public Transport Group No. 3 Bus Co., Ltd. to broaden the launch of robobus services. In December 2023, we partnered with Guangzhou Public Transport Group No. 3 Bus Co., Ltd. to officially launch China’s first commercial fare-based autonomous minibus service.

Our Partnership with ZTO

We are partnering with ZTO, the largest delivery service company with the largest market share in China for the commercialization of our purpose-built L4 robovan. ZTO, a key pilot customer, integrates our robovans into its existing logistics network and deploy our autonomous driving vehicles for intra-city delivery of parcels.

Our Partnership with NVIDIA and other SoC Suppliers

We have been working with NVIDIA since 2017, when NVIDIA became our early-stage investor. The partnership has since expanded to include adoption of multiple NVIDIA products, such as cloud-based GPU clusters and the NVIDIA DRIVE Xavier system-on-a-chip (SoC). We plan to leverage the power of NVIDIA DRIVE Orin SoC to accelerate the deployment and commercialization of our autonomous driving vehicles.

We are also partnering with other suppliers of semiconductor chips in order to secure sufficient supply to support our operations and planned expansion.

Our Partnership with Johnson Electric

Johnson Electric has been an important partner since 2019. We work closely with Johnson Electric on specific electro-mechanical systems for L4 autonomous driving including the customization of sensor cleaning and cooling system. Johnson Electric also invested in our earlier round of financing.

Our Partnership with Lenovo

We have entered into a strategic partnership with Lenovo Vehicle Computing to use NVIDIA DRIVE Thor Platform to accelerate autonomous driving for commercial applications. The in-vehicle autonomous driving domain controller, HPC3.0, represents a groundbreaking collaboration between WeRide and Lenovo. This state-of-the-art controller boasts an automotive-grade design featuring Nvidia’s latest Blackwell architecture System-on-Chip (SoC). It is engineered specifically for transformer and generative AI workloads, delivering an impressive computing capacity of 2,000 TOPs per unit. The HPC3.0 will be integrated on the WeRide One, our highly compatible autonomous driving solution platform, for use in a wide range of urban-centered target use cases. This collaboration with Lenovo Vehicle Computing, along with NVIDIA’s accelerated compute and AI expertise, will enable us to deliver enhanced autonomous driving products, solutions, and services to customers worldwide.

Our Partnership with Tencent Cloud

We have formed a strategic alliance with Tencent Cloud Computing (Beijing) Co., Ltd. The partnership will focus on developing advanced solutions for autonomous driving cloud platforms and light mapping systems, aiming to create top-tier intelligent driving solutions that power global OEMs and Tier 1 customers. This collaboration will leverage WeRide’s comprehensive expertise in full-stack development of autonomous driving technologies, data closed-loop applications, pre-installed mass production, and operational deployment, along with Tencent’s leading capabilities in cloud, big data, simulation, and AI. Together, Tencent Cloud and we will build a data-driven, efficient autonomous driving cloud platform covering the entire processes of R&D, testing, and operations, and will co-develop lightweight map product solutions to accelerate the mass production and implementation of intelligent driving systems.

Our Major Customers

A substantial portion of our revenue is contributed by our top five customers in 2022. We (i) sell our robotaxis and robobuses and provide related and optional L4 autonomous driving operational and technical support services, or (ii) provide ADAS research and development services to these customers.

Agreements that govern the purchase of our autonomous driving vehicles and related and optional L4 autonomous driving operational and technical support services with these customers typically provide for the following:

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Payment term. Payment is usually made on a periodic basis and/or based on certain project milestones and we will typically invoice for an initial payment of 30% after contract execution. If no operational or technical support service is being purchased, we normally charge a deposit after contract execution and receive the remaining purchase price after acceptance. Some of these agreements allow the customer to retain a portion of the purchase price as performance deposit or as security for warranty.

•

Service term. We are typically contracted to provide L4 autonomous driving operational and technical support services for a period between three to eight years or until the end of the relevant project.

•

Delivery, inspection and acceptance. The agreements set out the delivery schedule. Our customers are granted an inspection right and may accept or reject our delivery based on pre-agreed acceptance standards.

•	Post-sale services and warranty. We generally offer a limited warranty to our customers and we provide standard post-sale repair and maintenance services.

•	Liquidated and other damages. Liquidated and other damages are typically payable in the event of late delivery or failure in delivery as well as late payment of purchase price.

•	Termination. The agreements are typically terminable in the event of breach or insolvency of a contracting party.

The agreement relating to our ADAS research and development services contains the following material terms:

•	Payment term. Payment is made by installments and based on project milestones.

•	Delivery, testing and acceptance. We are required to meet certain performance milestones and delivery schedule and pass certain tests before our deliverables are accepted.

•	Restrictions. Our ability to develop and deliver competing products in the PRC market is restricted for an agreed period of time.

•	Insurance. We are obligated to purchase and maintain certain insurances during the project.

•	Services and warranty. We offer a limited warranty and we provide technical support and maintenance services.

•

Liquidated damages. Liquidated damages are payable in the event that we fail to (i) meet project milestones on time, (ii) subscribe for required insurances, (iii) provide warrant services, or (iv) comply with the restrictive covenant.

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Termination. The agreement can be terminated by our customer if (i) we breach our representations, warranties or undertakings, (ii) a change of control with respect to us occurs that materially affects our customer’s interest, or (iii) we become insolvent, amongst others.

See also “Risk Factors—Risks Related to Our Business and Industry—Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.”

Competition

We face competition, both in China and globally, from autonomous driving companies that offer autonomous driving technologies, products and services. We also potentially face competition from automotive OEMs global-wise and other global technology giants, particularly those who are building internal autonomous driving development programs.

Competition is based primarily on ability to source capital, technology, safety, efficiency and cost-effectiveness. See “Industry — Comparison of Global Autonomous Driving Players.” Our future success will depend on our ability to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors.

We believe our leading and propriety autonomous driving technologies, our highly differentiated approach to the offering of autonomous driving products and services, our alliances with key ecosystem partners, our focus and progress made on large-scale commercial deployment of autonomous driving vehicles and our deep bench of talent provide us with strong competitive differentiation.

For additional information about the risks to our business related to competition, see “Risk Factors — Risks Related to Our Business and Industry —We face competition from current and future competitors. If we fail to commercialize our technology before our competitors, develop superior technology and products, or compete effectively, we may lose our market share or fail to gain additional market share, and our growth and financial condition may be adversely affected.”

Research and Development

We believe our strong research and development capability is our principal competitive strength. We have invested a significant amount of time and resources in research and development to solidify and maintain our industry leadership in the market. We have built a world-class team that is focused on rigorous engineering. As of December 31, 2023, we had over 550 top-notch engineers worldwide. Our research and development activities are conducted at multiple research and development centers, including but not limited to mainland China and Singapore.

Our research and development expenses were RMB443.2 million, RMB758.6 million and RMB1,058.4 million (US$149.1 million) in 2021, 2022 and 2023, respectively.

Intellectual Property

As of December 31, 2023, we had 393 issued patents and 627 pending patent applications globally. Our issued patents and patent applications cover our algorithms, embedded software, and a broad range of system level and component level aspects of autonomous technology, and we intend to continue to file additional patent applications with respect to our intellectual property.

Our patents cover the following:

•	Perception

•	Planning and Control

•	Map and Localization

•	Hardware

•	Data

Our ability to remain at the forefront of innovation in the autonomous driving industry depends largely on our ability to obtain, maintain, and protect our intellectual property and other proprietary rights relating to our technology and to successfully enforce these rights against third parties. To accomplish this, we rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to internal policies, and employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights. Specifically, we enter into confidentiality and non-disclosure agreements with our employees, ecosystem partners (including suppliers) and other relevant parties to protect our proprietary rights. We also enact internal policies and procedures and employ encryptions and data security measures to provide additional safeguards. The foregoing notwithstanding, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.

It is equally important for us to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights.

A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to ligations brought by third parties,” “Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to ligations brought by third parties,” “Risk Factors—Risks Related to Our Business and Industry—In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how,” “Risk Factors—Risks Related to Our Business and Industry—We utilize open-source software, which may pose particular risks to our proprietary technologies, products, and services in a manner that could harm our business,” and “Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Our People

As of December 31, 2023, we had 718 employees globally, comprising 561 employees engaged in research and development and related technical and engineering functions.

Function	Number of Employees	Percentage (%)
Research and development	561	78.1%
Sales and marketing	38	5.3%
Operations	47	6.5%
General management and administration	72	10.0%

Total	718	100%

As of December 31, 2023, we had 602 employees based in mainland China and 116 employees outside mainland China.

Our success depends on our ability to attract, motivate, train and retain qualified employees. We believe we offer our employees competitive compensation packages and an environment that encourages innovation and creativity. As a result, we have generally been successful in attracting and retaining qualified employees. Our employees have set up a labor union in China according to the applicable PRC laws and regulations. To date, we have not experienced any labor strike, and we consider our relationship with our employees to be good.

As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing provident fund. We are required under PRC law to make contributions to employee benefit plans occasionally for our PRC-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in mainland China.

We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete agreements with our employees in accordance with common market practice.

Environmental, Social and Governance

We are committed to corporate social responsibility and we aim to create a positive social, environmental and economic impact. We have implemented initiatives on Sustainability and Corporate Social Responsibility, or CSR, and Environmental, Social and Governance, or ESG, making social and environmental impact a core factor in many of our business decisions. We are committed to collaborating closely with industry stakeholders and domestic and international organizations to support broader industry-wide CSR and ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote the long-term sustainability of our society.

The safety benefits of our autonomous driving vehicles are paramount. We believe our autonomous technology products and services deliver a safer transportation experience both for the passengers and the surrounding environment. It does so by significantly reducing the risk of accidents, particularly for those associated with human errors which contribute to 90% of traffic accidents. Our autonomous driving vehicles have not caused any safety incidents as of the date of this prospectus after four years of commercial operations on open road.

We are committed to decarbonization and the building of a greener and more sustainable future. One core benefit of our autonomous technology is the optimization of vehicle controls and maneuvers and in turn the improvement of energy efficiency. L4 autonomous driving system is able to reduce energy consumption per 100 kilometers by over 15% due to automated lane-changing acceleration/deceleration and braking functions. During a four-month period of open road trial conducted in 2022, our robosweepers achieved a reduction of more than 20,000 kilograms in carbon dioxide emission as compared with conventional street cleaning vehicles. We are dedicated to further advancing our technology for better management of environmental footprint of passengers and freight transportations globally. We are also working with our partners, such as Hyundai, to promote sustainable mobility and the adoption of clean energy.

Our trusted vehicles delivered hope in times of need. As a recent testament to our commitment to CSR and the social benefits that our autonomous driving technologies are capable of bringing, we joined the fight against the spread of the coronavirus and rolled out our autonomous driving fleet to help quarantined communities. Various districts in Guangzhou were put under emergent lockdown in May 2021. Medical supplies and necessities were direly needed but delivery made through conventional manned-transportations was not possible due to risks of human–human infection. We urgently set up collection sites for materials to be delivered and dispatched our robotaxis and robobuses to fulfil the task. In the course of 20 days, our autonomous driving vehicles completed over 500 consignments and delivered more than 20,000 pieces of items, including over 100 tons of food, medicine, infant formula, study materials etc., in the hands of quarantined households.

Facilities

Our corporate headquarters are located in Guangzhou, China. As of December 31, 2023, our headquarters span a total area of approximately 12,676 square meters and encompass the need of corporate administration, research and development and production. In addition to our headquarters, we also lease offices in mainland China and elsewhere in the world. We believe our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Data Privacy and Security

We collect, use, store, transmit and otherwise process various types of data. The localization, perception, prediction, planning and control modules on our autonomous driving vehicles collect and generate certain types of data, such as street view and architecture images, while in operation and during road tests. The types of data collected through our testing vehicles are solely for the purposes of and are limited to the scope necessary for enabling safe functioning, training and perfection of our autonomous driving system. These data are collected and processed in compliance with applicable laws and regulations in all material respects. We also collaborate with a service provider that possesses a navigation electronic map production and surveying license. Under the cooperation, the service provider provides us with HD maps services to complement the vision of our sensors.

We are committed to protecting personal information and privacy. The operation of our robotaxi services through WeRide Go involves the collection and processing of contact information and other information of our passengers that is necessary for the delivery of our services as well as certain basic personal information of our safety drivers. The privacy policy of WeRide Go outlines what personal information is being collected and how we collect and utilize personal data. It also describes our use practices and how privacy works on our platform. Specially, we provide user of WeRide Go with prior notice and obtain their consent before any of their personal information is collected or processed.

After personal information of traffic participants outside the vehicles, such as license plate number or human face, is picked up by the sensor suite on our autonomous driving vehicles, it is automatically desensitized before leaving the vehicles and the original video clips which contain the relevant personal information will then be removed. We also implement a stringent data control system to ensure that only authorized personnel can view and retrieve these video clips and in a manner that meets security, privacy and compliance requirements. All data is stored and processed locally. We do not engage in any cross-border transfer of personal information, important data or geographic information data.

We have also invested in developing a rigorous information security system and governance framework and implemented procedures defining roles and responsibilities for managing information security. Our information security and compliance efforts are headed by the Information Security Steering Committee and supported by our Information Security Supervisory Committee, which oversees the management of information security, and our Information Security Planning Committee, which devises information security strategies and planning. We have also set up an Information Security Execution Committee that works closely with other departments to jointly establish and enforce procedures regarding the management of information security. We have also designated specific personnel to be responsible for cybersecurity, data security and privacy.

We have established a comprehensive system to regulate our data processing activities. These procedures and policies guide the strategy of our information security and compliance initiatives, prescribe a hierarchical data classification and management system, clarify the management and compliance requirements applicable to the full data processing cycle and for cybersecurity and information system security, mandate trainings for related personnel and prescribe data security and compliance risk assessment and audit procedures. We have also set up an emergency response mechanism for information security incidents. All our personnel are required to strictly follow our internal rules, policies and protocols to safeguard the integrity of our data.

We utilize a variety of technology solutions to enhance information security and detect risks and vulnerabilities, including:

•

Data transmission. We use HTTPS and adopt certification requirements to enable encrypted transmission of data in the production environment. Our cloud service providers conduct regular security assessments and vulnerability scanning and provide regular security updates and patches.

•

Data storage. Our data are stored in data centers. We use encryption for data in storage media to protect against unauthorized access or processing in accordance with applicable laws and regulations. Offline files can only be accessed through a specific software and hardware system.

•

Data access. We implement a stringent data access control system to ensure that only authorized personnel can view and retrieve data from our data repositories and in a manner that meets security, privacy and compliance requirements. Our employees are granted access to the minimum extent that is necessary to fulfill their job responsibilities and are required to go through strict authorization and authentication procedures for data access.

•

Backup and recovery. Data is stored in multiple sites to provide for redundancy when disaster strikes. In the event of failure in any of our data centers, the back-up site helps to ensure minimal to no downtime so we are able to immediately adopt a plan for data recovery.

•

Information security procedures and system. We have a vulnerability management system that is able to report and rectify security breaches. Emergency response plans are in place to handle data breaches or other security incidents.

•

Prevention of data leakage. We have adopted data encryption, data leakage prevention and monitoring, and other common security measures for our office equipment, network and telecommunication devices. We have additionally enabled customized data leakage prevention software and security policies on computers of our R&D engineers to guard against unauthorized access or transmission of data.

Insurance

We maintain employer’s liability insurance, compulsory vehicle insurance and commercial general liability insurance. We consider our insurance coverage to be adequate, as we have in place all insurance policies mandated by Chinese laws and regulations, and in line with common commercial practices in our industry.

Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in mainland China. We also purchase additional commercial insurance to increase insurance coverage of our employees.

We maintain insurance with respect to carrier’s liability and third party liability for our autonomous driving vehicles. We have also obtained insurance coverage for losses of and damages to our autonomous driving vehicles and their respective equipment.

We also attempt to mitigate the risks of liabilities and claims by subjecting our autonomous driving vehicles to rigid testing and by including security features in product design. To enhance the safety level of our products and operations, we are also establishing a remote assistance center which allows us to manage and monitor our autonomous driving fleet in operation, and to intervene, where necessary.

Consistent with customary industry practice in mainland China, we do not maintain business interruption insurance, key-man insurance or insurance policies covering damages to our properties, facilities or technical infrastructure. Any uninsured occurrence of business disruption, natural disaster, liabilities, claims, or losses of or significant damages to our uninsured equipment, facilities or properties could have a material adverse effect on our results of operations. See “Risk Factors—Risks Relating to Our Business—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We are from time to time involved in actions, claims, suits and other proceedings incidental to our business, including those arising out of contractual disputes, competition, intellectual property matters, and employment-related matters. Regardless of the outcome, litigation or any other legal or administrative proceeding, can have an adverse impact on us and can result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations of mainland China and elsewhere that affect our business activities and the rights of our shareholders to receive dividends and other distributions from us.

Regulations in Mainland China

Regulations Relating to Foreign Investment

Investment activities in mainland China by foreign investors are principally regulated by (i) the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, (ii) the Special Administrative Measures for Access of Foreign Investments, or the Negative List, each of which was promulgated and are amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, and (iii) the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which was adopted by the National People’s Congress on March 15, 2019, and became effective on January 1, 2020, as well as their respective implementation rules and ancillary regulations.

Guidance Catalog of Industries for Foreign Investment

The Encouraging Catalog and the Negative List lay out the basic framework governing foreign investment in mainland China, classifying businesses into three categories, namely the “encouraged” category, the “restricted” category, and the “prohibited” category, based on the level of participation allowed to and conditions required of foreign investment.

On October 26, 2022, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023 and replaced the previous Encouraging Catalog. On December 27, 2021, the MOFCOM and the NDRC released the Special Administrative Measures for Access of Foreign Investments (2021 Version), or the Negative List 2021, which became effective on January 1, 2022 and replaced the previous Negative List. Any industry not listed on the Negative List 2021 is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations.

The Foreign Investment Law

The Foreign Investment Law is formulated to further expand the opening-up of the Chinese economy, vigorously promote foreign investment and safeguard the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, a foreign investment means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign-invested enterprises, or FIEs, in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares or other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or by the State Council. Foreign investments are entitled to pre-entry national treatment and are subject to the Negative List. The pre-entry national treatment means that the treatment accorded to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The State implements special administrative procedures for access of foreign investment in specific fields and foreign investors shall not invest in any prohibited fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields.

The investment, earnings and other legitimate rights and interests of a foreign investor within the territory of mainland China shall be protected in accordance with the law, and all national policies supporting the development of enterprises shall apply equally to FIEs. The State guarantees that FIEs are able to participate in the formulation of standards in an equal manner and in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. The State may levy or expropriate the investment of foreign investors in accordance with the law for public interest. The expropriation and requisition shall follow legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, FIEs shall comply with applicable rules and regulations on labor protection, social insurance, tax, accounting, foreign exchange and other matters prescribed by law.

The Wholly Foreign-Owned Enterprises Law of the People’s Republic of China, together with the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures were abolished on January 1, 2020. The organization arrangement structure and activities of FIEs have since been governed by the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. FIEs established before the implementation of the Foreign Investment Law may retain the original forms of business organization within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020, and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation in accordance with the law. Pursuant to the Implementation Regulations on the Foreign Investment Law, if an existing FIE fails to change its original form of business organization in accordance with the Foreign Investment Law by January 1, 2025, the relevant market regulatory departments will cease to process any registration in respect of such enterprise and may publish information relating to its non-compliance with the Foreign Investment Law.

On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Starting from January 1, 2020, foreign investors and FIEs in the PRC shall submit information relating to their investment through the Enterprise Registration System and the National Enterprise Credit Information Publicity System established by the SAMR by submitting initial reports of establishment, reports on changes, reports on termination and annual reports in accordance with the Foreign Investment Information Measures. Where a foreign investor or an FIE fails to submit any required information or fails to make any correction or resubmission where directed by the competent authority, it may be subject to a fine of up to RMB300,000 (or RMB500,000 in the event of serious violations).

Security Review Relating to Foreign Investment

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment which took effect on January 18, 2021 and sets forth provisions on security review concerning foreign investment, including the types of investments subject to such review and the scopes and procedures of such review. The Office of the Working Mechanism, jointly led by the NDRC and the MOFCOM, has been established under the NDRC to undertake routine security review work relating to foreign investment. Foreign investors or other relevant parties shall proactively declare information relating to their proposed foreign investment transactions to the Office of the Working Mechanism before carrying out such transaction if (i) it is in sectors related to national defense and security, such as arms and arms related industries, or in geographic locations in close proximity of military facilities or defense-related industries facilities; or (ii) (a) it involves sectors critical to national security, such as critical agricultural products, critical energy and resources, critical equipment manufacturing, critical infrastructure, critical transportation services, critical cultural products and services, critical information technology and internet products and services, critical financial services and key technologies, and (b) will result in the foreign investor acquiring control over the investee enterprise. A foreign investor is deemed to have “control” over an investee enterprise if (i) the foreign investor holds 50% or more of the equity interests in the enterprise, (ii) has significant influence in the investee enterprise either at the board or the shareholder level by virtue of its voting power even if it holds less than 50% of the equity interests, or (iii) it is otherwise able to exert significant influence over the enterprise’s business decisions, human resources, finance and technology. While we are not and have not been subject to the requirement of security review, we may in the future pursue potential strategic acquisitions which may require us to comply with the requirements of the above-mentioned rules.

Regulations Relating to Value-added Telecommunications Services

Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in mainland China is regulated by the Administrative Provisions of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001, and most recently amended on March 29, 2022. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, refers to an enterprise legally established by a foreign investor within the territory of the PRC to operate telecommunications business. Under the FITE Regulation and in accordance with WTO-related agreements, unless otherwise stipulated by the State, the foreign party investing in an FITE that engages in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. An FITE shall apply for a telecommunications business license from the Ministry of Industry and Information Technology, or the MIIT, upon completion of its registration with the competent market supervisory authority. The relevant PRC authorities retain considerable discretion in granting such approvals. Furthermore, a foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of an FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice, which reiterates certain requirements of the FITE Regulation and strengthens the administrative authority of the MII. Under the MII Notice, if a foreign investor intends to invest in value-added telecommunications businesses in mainland China, it shall establish an FITE which shall apply for the relevant telecommunications business licenses. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to allow the latter to conduct value-added telecommunications businesses in mainland China against the law. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications service license holder must have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall implement measures to safeguard its network and information, establish an administrative system to protect information security, set up procedures for the handling of emergencies relating to network and information security and designate responsibilities and allocation liabilities with respect to information security.

Telecommunications Regulations

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000, and most recently amended on February 6, 2016, is the primary law governing telecommunications services, and sets out the general framework for the provision of telecommunications services by PRC companies. The Telecom Regulations requires that telecommunications service providers obtain operating licenses prior to commencing operations. The Telecom Regulations draws a distinction between basic telecommunications services and value-added telecommunications services. Based on the Telecom Catalog promulgated by the MII on February 21, 2003 and most recently amended by the MIIT on June 6, 2019, “internet information services” and “online data processing and transaction processing” are identified as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures requires that an operator of value-added telecommunications services shall obtain a value-added telecommunications business operating license from the MIIT or its provincial level counterparts. The term of a value-added telecommunications business license is five years and subject to annual inspection.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, and most recently amended on January 8, 2011, “internet information services” refer to the provision of information through the internet to online users, and can be categorized into “commercial internet information services” and “non-commercial internet information services.” A commercial operator of internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of internet information services from the appropriate telecommunications authorities. The ICP License is however not required if the operator will only provide internet information on a non-commercial basis.

Regulations on Mobile Internet Applications

We conduct online ride-hailing services mainly through WeRide Go App, the mobile application owned and operated by our subsidiary. As a result, we may be subject to PRC law in respect of mobile internet applications.

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which was subsequently amended on June 14, 2022 and took effect on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, a “mobile internet app” refers to an app that runs on mobile smart devices providing information services. “Mobile internet app providers” refers to the owners or operators of mobile internet apps. Pursuant to the Mobile Application Administrative Provisions, a provider of mobile internet app who provides information releasing service, instant messaging service or any other services must verify a user’s mobile phone number, identity number, unified social credit code or other identity information. Mobile internet app providers shall process personal information by following the principles of lawfulness, legitimacy, necessity, and good faith, have clear and reasonable purposes, disclose protocols relating to the processing of personal information, comply with the relevant provisions on the scope of necessary personal information, regulate personal information processing activities, take necessary measures to safeguard the security of personal information, and shall not force users to consent to the processing of personal information for any reason, or refuse to provide basic functional services to users on the ground that such users fail to agree to provide personal information that is unnecessary.

On December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the Interim Measures, which came into effect on July 1, 2017. The Interim Measures aims to enhance the administration of mobile apps, and requires, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user conveniently, unless it is a basic function software. “Basic function software” refers to software that supports the standard functioning of the hardware and operating system of a mobile smart device.

Regulations Relating to Autonomous Driving Vehicles

The MIIT, the MPS, and the MOT issued the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) on April 3, 2018, or the Road Testing Circular, which became effective on May 1, 2018 and is the primary regulation governing the road testing of autonomous driving vehicles in the PRC. Pursuant to the Road Testing Circular, any entity intending to conduct a road testing of autonomous driving vehicles must apply for and obtain a road-testing certificate and a temporary license plate for each vehicle to be tested. To qualify for these required licenses, an applicant entity must satisfy applicable requirements set forth in the Road Testing Circular and comply with applicable rules and conditions during testing.

On July 27, 2021, the MIIT, the MPS, and the MOT issued the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Autonomous Driving Vehicles (Trial Implementation), or the Road Testing and Demonstrative Application Circular, which replaced the Road Testing Circular. According to the Road Testing and Demonstrative Application Circular, a subject for road testing refers to an entity that applies for and organizes a road test for autonomous driving vehicles, and which shall bear corresponding liabilities. A subject for road testing must meet the following requirements: (i) it must be an independent legal entity registered within the territory of mainland China; (ii) it must possess the relevant business capacity, such as the capacity to carry out the manufacturing of automobiles and parts thereof, technological research and development, or experiments and tests; (iii) it must have sufficient capacity to pay civil compensatory damages that may arise from potential personal injuries and property losses caused by road tests; (iv) it must have a set of rules to evaluate the testing of self-driving functions; (v) it must have the ability to conduct real-time and remote monitoring of testing vehicles; (vi) it must have the ability to record, analyze and replay events during the road testing; (vii) it must have the ability to safeguard the network security of testing vehicles and the remote monitoring platform; and (viii) other conditions stipulated by laws, administrative regulations and rules. Prior to conducting a road test, a subject for road tests shall ensure that the testing vehicle (i) has undergone sufficient field tests in specific locations such as a testing area (site), (ii) complies with applicable national and industry standards and specifications, testing requirements issued by competent authorities of the provincial or municipal government as well as the evaluation rules of the subject for road tests, and (iii) meets the conditions for road tests. After confirmation is received from the competent authorities, the subject for road tests shall apply to the traffic management department for a temporary car number plate for the testing vehicle. Once a temporary car number plate expires, the subject for road tests may apply for a new temporary car number plate by providing the self-declaration regarding the safety of tested vehicles, which is still within the validity period. Several local governments, such as in Shenzhen, Wuhan, Guangzhou, Zhengzhou, Nanjing, Qionghai, Wuxi, Dalian, Suzhou, Ordos, Qingdao, and Beijing, have additionally issued or applied local rules and regulations to regulate road testing of autonomous driving cars.

On November 17, 2023, the MIIT, the MPS, the MOT, and the Ministry of Housing and Urban-Rural Development of the PRC jointly issued the Notice regarding the Pilot Implementation of Intelligent Connected Vehicle Access, which came into effect on the same day. Such notice applies to (1) the product access pilot for intelligent connected vehicle products equipped with autonomous driving functions and (2) the intelligent connected vehicles that have gained access to carry out road access pilots in restricted areas. To carry out the product access pilot, the applicant must first obtain confirmation from the MIIT and the MPS. They must also pass tests and safety assessments supervised by provincial authorities and city government departments where the vehicles operate. Only then can they submit the application for product access to the MIIT. Additionally, the applicant must purchase insurance for the vehicle and complete the registration process.

On November 21, 2023, the MOT issued the Service Guidelines on Transportation Safety for Autonomous Driving Vehicles (for Trial Implementation), which came into effect on the same day. Such service guidelines regulate the use of autonomous driving vehicles to engage in various types of transportation operations on different roadways, and specify the specific scenarios and conditions applicable to the use of autonomous driving vehicles in different transportation operations. According to the service guidelines, autonomous driving transportation operators must register, obtain the corresponding business licenses, and meet specific insurance requirements for certain operations. The operators need to comply with relevant standards and regulations, including vehicle registration, obtaining necessary documents, providing traffic accident liability insurance, and meeting specific safety technology standards for certain operations. Autonomous driving vehicles need to be equipped with appropriate safety and security personnel. Relevant authority will strengthen daily supervision and inspection of autonomous driving vehicle transportation activities, and require the operators to rectify any significant safety issues that arise. Operators must report to the competent authorities if they find any technical defect, hidden danger and problem of the autonomous driving vehicles.

Regulations Relating to Urban Solid Waste Services

On August 10, 1993, the Ministry of Construction (which was the predecessor of Ministry of Housing and Urban-Rural Development of the PRC) promulgated the Measures for the Management of Urban Solid Waste, which was recently amended on May 4, 2015. According to the Measures for the Management of Urban Solid Waste, enterprises that engage in commercial cleaning, collection and transportation of urban solid waste shall obtain a license for the service of commercial cleaning, collecting and transporting urban solid waste. Currently, our WFOE and two of its subsidiaries hold the licenses for the service of cleaning, collecting and transporting urban solid waste.

Regulations Relating to Online Ride-Hailing Services

On July 9, 2014, the General Office of the MOT promulgated the Notice on Promoting the Orderly Development of Online Taxi-Hailing Services by Mobile Phone Software, which, among others: (i) requires local transportation authorities to strengthen market supervision over mobile-based online taxi-hailing services offered through mobile phones to protect the legitimate rights and interests of all parties involved; (ii) encourages mobile-based online taxi-hailing service providers to take advantage of their strengths, enhance order management, optimize order dispatch rules, improve standard of service and participate in the establishment of taxi service management information platform and technological transformation; and (iii) requires local transportation authorities to accelerate the establishment and improvement of taxi-service management information systems.

On July 27, 2016, the MOT, the MIIT, the MPS, the MOFCOM, the SAMR and the CAC jointly promulgated the Interim Measures for the Management of Online Ride-Hailing Operation and Service, which was latest amended and became effective on November 30, 2022, to regulate the business activities of online ride-hailing services, and ensure the operational safety for passengers. Before carrying out online ride-hailing services, an online ride-hailing service platform company shall obtain the permit for online ride-hailing business and complete the record filing of internet information services at the provincial communications administration authorities of the place of its registration.

We conduct online ride-hailing services primarily through WeRide Go App and we have obtained the permit for online ride-hailing business and completed the applicable record filing for internet information services as of the date of this prospectus.

On September 30, 2014, the MOT promulgated the Provisions on the Administration of Cruising Taxi Operating Services, or the Cruising Taxi Administration Provisions, which was mostly recently amended on August 11, 2021. The Cruising Taxi Administration Provisions provides that (i) “cruising taxi online hailing services” refer to provision of cruising taxi operating services at the time and location designated by the passengers through means of telecommunications or the internet; (ii) platforms providing cruising online taxi-hailing services shall provide round-the-clock services and dispatch taxis in accordance with the requirements of the passengers; and (iii) cruising taxi drivers shall arrive at such location and time in accordance with the requirements of the passengers in a timely manner, communicate with online taxi hailing service providers or passengers when the passengers fail to show up at the agreed location on time, and provide a confirmation to online taxi hailing service providers when the passengers are onboard. The Cruising Taxi Administration Provisions further provides that cruising online taxi hailing services shall be carried out at different locations based on the actual condition so as to establish and improve an online taxi hailing service management system. Cruising taxi operators are also required to establish or connect to an online taxi hailing service platform based on actual conditions to provide online taxi hailing services.

On September 7, 2021, the General Office of the MOT promulgated the Notice on Maintaining a Fair Competition Market Order and Accelerating the Compliance of Online Ride-Hailing, which requires competent transportation authorities to strengthen their supervision and enforcement, including to strictly regulate their enforcement efforts and to use comprehensive means to crack down on illegal online ride-hailing operations. Online ride-hailing platforms that offer access to non-compliant vehicles and drivers must be investigated and dealt with in accordance with applicable laws and regulations, and the results of such investigation shall be reported to the MOT.

On November 28, 2016, the People’s Government of Guangzhou Municipality promulgated the Interim Measures for the Administration of Online Taxi-Hailing Services in Guangzhou, or the Guangzhou Online Taxi-Hailing Measures, which became effective on the same date and amended on November 14, 2019. The Guangzhou Online Taxi-Hailing Measures regulates online-hailing activities and provides for the supervision and administration of online-hailing services in Guangzhou. Pursuant to the Guangzhou Online Taxi-Hailing Measures, online-hailing platforms shall obtain the corresponding online-hailing business license in accordance with applicable laws and regulations and enter into a labor contract or agreement with drivers connected to its platform to specify the rights and obligations of both parties.

Regulations Relating to Surveying and Mapping Services

On December 28, 1992, the SCNPC promulgated the Surveying and Mapping Law of the People’s Republic of China, or the Surveying and Mapping Law, which was last amended on April 27, 2017 and became effective on July 1, 2017. According to the Surveying and Mapping Law, entities that engage in surveying and mapping activities shall meet specific requirements and obtain the necessary qualification certificates of surveying and mapping for corresponding grades. Any entity that engages in surveying and mapping activities without relevant qualification certificate shall be ordered to stop the illegal behavior, and be deprived of unlawful gains as well as surveying and mapping work products. In addition, the entity shall be subject to a fine of not less than the amount of, but not more than twice the amount of, the illegal gains from its surveying and mapping activities. In the event of serious violation, the surveying and mapping tools shall be confiscated. Any foreign entity or individual engaging in surveying and mapping activities without approval or without cooperation with relevant PRC department or entity, the foreign entity or individual shall be ordered to stop the illegal behavior, and be deprived of unlawful gains, surveying and mapping work products as well as tools. In addition, the foreign entity or individual shall be subject to a fine of RMB500,000 to RMB100,000. In the event of serious violation, the foreign entity or individual shall be subject to a fine of RMB1,000,000 to RMB500,000 and shall be ordered to leave the country within a specified period or expelled from the country. If constituting a crime, the foreign entity or individual shall be investigated for criminal liability in accordance with applicable laws.

Pursuant to the Administrative Rules of Surveying Qualification Certificate, as most recently amended by the Ministry of Natural Resources of the People’s Republic of China, or the MNR, effective from July 1, 2021, entities conducting surveying and mapping activities in the territory of China, as well as other territorial sea under the jurisdiction of China, shall obtain a Surveying and Mapping Qualification Certificate, and conduct surveying and mapping activities within the specialized categories and restricted scope permitted by their Surveying and Mapping Qualification Certificate. The specialized categories of Surveying and Mapping Qualification Certificate include, among others, internet map services. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geo-information on December 23, 2011, internet map services cannot be provided by any entity without a Surveying and Mapping Qualification Certificate with respect to internet map services. According to the Provisions on the Administration of Examination of Maps most recently amended by the MNR on July 24, 2019, an enterprise must first apply for the approval of the relevant regulatory authorities, subject only to limited exceptions, if it intends to engage in any of the following activities: (i) the publication, display, production, posting, import or export of any map or any product attached with a map; (ii) the re-publication, re-display, re-production, re-posting, re-import or re-export of any map, or any product attached with a map whose content has been changed after its initial approval; and (iii) the publication or display outside China of any map or any product attached with a map. An operator of internet map is required to file any content update relating to its map with the relevant regulatory authorities semi-annually and to reapply for a new approval of the map when the two-year term of the existing approval expires.

Pursuant to the Notice of the Ministry of Natural Resources on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying, Mapping and Geoinformation promulgated by the MNR on August 25, 2022, after an intelligent connected vehicle is being equipped with a satellite navigation positioning receiving module, inertial measurement unit, camera, laser radar and other sensors, its activities of collecting, storing, transmitting and processing geographic information data such as spatial coordinates, images, point clouds and attributing information of vehicles and surrounding road facilities during operation, service and road testing will be considered as surveying and mapping activities under the Surveying and Mapping Law. Furthermore, any vehicle manufacturer, service provider or smart driving software provider that needs to engage in the collection, storage, transmission and processing of geographic information data shall obtain the corresponding qualification for surveying and mapping in accordance with the law or entrust an agency with the corresponding qualification for surveying and mapping to carry out the corresponding surveying and mapping activities if it is a domestic enterprise; in the case of a foreign-invested enterprise, it shall entrust an agency with the corresponding qualification for surveying and mapping to carry out the corresponding surveying and mapping activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of geographic information and any other businesses, and to provide geographic information services and support for such foreign-invested enterprise.

Regulations Relating to Cybersecurity and Data Security

The Decision Regarding the Protection of Cybersecurity, enacted by the SCNPC, on December 28, 2000 and amended on August 27, 2009, provides, among other things, that the following activities conducted through the internet, if constituting a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, and damaging computer systems and the communications networks; (iii) violation of national regulations or discontinuing computer network or communications services without authorization; (iv) disseminating politically disruptive information or divulging state secrets; (v) spreading false commercial information; or (vi) infringing on intellectual property rights.

According to the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017, and other related laws and regulations, network service providers are required to take measures to safeguard cybersecurity by complying with cybersecurity obligations, formulating cybersecurity emergency response plans, and providing technical assistance and support to public security and national security authorities. Failure to comply with such laws and regulations may subject the network service providers to administrative penalties including, without limitation, fines, suspension of business operation, shutdown of business websites, revocation of licenses as well as criminal liabilities. The Cybersecurity Law applies to the construction, operation, maintenance and use of the network as well as the supervision and administration of cybersecurity within the territory of China. Due to the operation of WeRide Go App, the remote cockpit management system and the autonomous driving vehicle operation management platform, we may be deemed as a network service provider and be subject to the aforementioned regulations. On September 12, 2022, the CAC released the Decision on Amending the Cybersecurity Law of the PRC (Draft for Comments), which makes amendments on certain legal liabilities prescribed in the Cybersecurity Law. It proposes to increase the maximum fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or up to 5% of the turnover of the company in the preceding year. The period for public comments ended on September 29, 2022, and there is no timetable as to when the draft will be enacted.

After the release of the Cybersecurity Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial), which was later replaced by the Cybersecurity Review Measures.

The Cybersecurity Review Measures was promulgated by the CAC and other relevant authorities on April 13, 2020 and most recently amended on December 28, 2021 (such amendment became effective on February 15, 2022). The Cybersecurity Review Measures establishes the basic framework and principle for national security reviews of network products and services. Pursuant to the Cybersecurity Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. Government authorities may initiate a cybersecurity review against an online platform operator if such authorities believe that the network products or services or data processing activities of such operator affect or may affect national security.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” is defined to mean critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy, livelihood of citizens, or public interests if any damage is suffered or caused to malfunction, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify critical information infrastructure operators in the related industries in accordance with such rules. The relevant authorities shall also notify any operator if it is identified as a critical information infrastructure operator. As of the date of this prospectus, we have not been informed as a critical information infrastructure operator by any government authorities.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data-related activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of the data with respect to economic and social development, as well as the degree of harm that will result on national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall have designated personnel and a management body responsible for data security, carry out risk assessments for its data processing activities and file its risk assessment reports with the competent authorities. In addition, the Data Security Law sets out a national security review procedure applicable to data processing activities that affect or may affect national security and imposes restrictions on the export of certain data.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Network Data Security Regulations. The Draft Network Data Security Regulations defines “data processors” to mean individuals or organizations that autonomously determine the purpose and the manner for the processing of data. In accordance with the Draft Network Data Security Regulations, data processors shall apply for a cybersecurity review in respect of the following activities: (i) the merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that such merger, reorganization or division affects or may affect national security; (ii) the overseas listing of a data processor that processes personal information of over one million users; (iii) the listing in Hong Kong of a data processor where such listing affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. In addition, data processors that are listed overseas shall carry out an annual data security assessment. The period for which the CAC solicited comments on this draft regulation ended on December 13, 2021, but there is no certainty as to when and in what form it will be enacted. If the Draft Network Data Security Regulations is enacted in the current form, we, upon the completion of the offering, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

According to the Several Provisions on Vehicle Data Security Management (Trial Implementation) promulgated on August 16, 2021 by the CAC, the NDRC, the MIIT, the MPS, and the MOT, which became effective on October 1, 2021, the processing of vehicle data by a vehicle data processor must comply with certain basic principles such as lawfulness and appropriateness, and must be conducted in a way directly relevant to the design, manufacturing, sale, use, operation or maintenance of a vehicle. Where the processing of any vehicle data is carried out using the internet or any other information network, a hierarchical cybersecurity protection scheme shall be implemented to strengthen the protection of vehicle data and obligations relating to data security must be discharged in accordance with applicable laws.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures regulates the security assessment of important data and personal information collected and generated within the territory of mainland China and transferred overseas by a data processor during its operation. According to the Security Assessment Measures, where a data processor transfers data overseas under any of the following circumstances, it shall apply to the relevant provincial department of the CAC for a security assessment: (i) a data processor transfers important data overseas; (ii) a critical information infrastructure operator transfers personal information overseas; (iii) a data processor processing personal information of more than one million individuals transfers personal information overseas; (iv) a data processor having, since January 1 of the previous year, cumulatively transferred overseas personal information of more than 100,000 individuals, or sensitive personal information of more than 10,000 individuals, or (v) other circumstances where a security assessment for outbound data transfer is required by the CAC. Before applying for a security assessment for the proposed outbound data transfer, a data processor shall conduct a self-assessment of the risks involved in such transfer, and the self-assessment shall focus on the following matters: (i) the lawfulness, legitimacy and necessity of the purpose, scope and method of the proposed overseas data transfer, and of the processing of such data by the foreign recipient; (ii) the scale, scope, type and sensitivity of the outbound data transfer, and the risks to national security, public interest or to the legitimate rights and interests of individuals or organizations that may be caused by the proposed outbound data transfer; (iii) the duties and obligations which the foreign recipient undertakes, and the foreign recipient’s organizational and technical capabilities and measures to perform such duties and obligations and guarantee the security of the proposed outbound data transfer; (iv) the risks of the relevant data being tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the proposed outbound data transfer, and whether a proper channel is in place to safeguard rights to and interests in personal information; (v) whether the responsibilities and obligations relating to data security protection have been fully spelt out in the relevant contracts or other legally binding documents to be concluded with the foreign recipient; and (vi) other matters that may affect the security of the proposed outbound data transfer.

On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial Implementation), or the MIIT Data Security Measures, which took effect on January 1, 2023. The MIIT Data Security Measures prescribes that data processors in the field of industry and information technology shall follow the principles of lawfulness and appropriateness in collecting data. During the data collection process, the data processors shall take security measures corresponding to and appropriate for the relevant data.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Flow of Data, or the New Cross-border Data Flow Provisions, which took effect on the same day. The New Cross-border Data Flow Provisions state that if there is any conflict with the Security Assessment Measures and the Measures for the Standard Contract for the Cross-border Transfer of Personal Information, the New Cross-border Data Flow Provisions shall prevail. The New Cross-border Data Flow Provisions set out scenarios under which certain obligations for the cross-border data transfer are waived, which include, among others, passing the security assessment of cross-border data transfer, concluding a standard contract for the cross-border transfer of personal information or passing the personal information protection certification.

On May 24, 2024, the MIIT issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.

Regulations Relating to Privacy

According to the Provisions on Protection of Personal Information of Telecommunications and Internet Users, which was promulgated by the MIIT on July 16, 2013 and became effective on September 1, 2013, telecommunications business operators and ICP operators are responsible for the security of users’ personal information they collect or use in the course of their services. Telecommunications business operators and ICP operators may not collect or use the personal information of their users without their consent. Personal information collected or used by telecommunication business operators or ICP operators in the course of their services must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or unlawfully provided to others. ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of personal information belonging to the users. In accordance with the Cybersecurity Law, network operators are required to collect and use personal information in compliance with the principles of legality, appropriateness and necessity, and strictly within the scope of authorization granted by the subject of the relevant personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of personal information collected, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user becomes aware that a network operator collects or uses his or her personal information in violation of applicable laws and regulations or against the terms of any agreement with such user, or if the personal information collected or stored is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant information.

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was jointly issued by the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS and the SAMR on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to step up the protection of personal information. Furthermore, app operators should not force their users to grant authorization by means of bundling, suspending installation or in any other default forms and should not collect personal information in violation of laws or regulations or in breach any agreement with users. The importance of the foregoing regulatory requirements is repeated under the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation illustrates various illegal practices commonly adopted by apps operators with respect to personal information protection, including “the failure to publish rules on the collection and use of personal information,” “the failure to expressly state the purpose, manner and scope for the collection and use of personal information,” “the collection and use of personal information without consent,” “the collection of personal information that is irrelevant to the services provided by the relevant app and in violation of the principle of necessity,” “the provision of personal information to others without users’ consent,” “the failure to allow deletion or correction of personal information as required by laws” and “the failure to publish relevant information such as relating to complaint filing or reporting.” Any of the following acts by an app operator will, amongst others, constitutes the “collection and use of personal information without the consent of users”: (i) collecting the personal information or activating the authorization for the collection of personal information without obtaining the consent of the relevant user; (ii) collecting the personal information or activating the authorization for the collection of personal information of any user who explicitly denies collection, or repeatedly soliciting such user’s consent in a way that disrupts his/her normal use of the relevant app; (iii) the personal information collected or the authorization for the collection of personal information activated by the app operator exceeds the scope authorized by the user; (iv) seeking user consent in a non-explicit manner; (v) modifying user settings with respect to the activation of the authorization for the collection of personal information without such user’s consent; (vi) pushing information that is directed at a user based on his/her personal information and algorithms, without providing an opt-out option; (vii) misleading users to authorize the collection of their personal information or activating the authorization for the collection of personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their authorization for the collection of personal information; and (ix) collecting and using personal information in violation of the rules published by the app operator.

On August 20, 2021, the SCNPC issued the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which took effect on November 1, 2021. The law integrates previously scattered rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic and other means (excluding anonymized information). The Personal Information Protection Law applies to the processing of personal information within mainland China, as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

On February 22, 2023, the CAC issued the Measures for the Standard Contract for the Cross-border Transfer of Personal Information, which took effect on June 1, 2023. Such measures clarify the scope of application of the standard contract, which refers to cross-border transfers of personal information that meet certain scale standards and are conducted by personal information processors who are not operators of critical information infrastructure. The measures also outline the requirements for the conclusion and filing of the standard contract, which provide operational guidance for the cross-border transfer of personal information through filing the standard contract. The measures provide operational guidance for the cross-border transfer of personal information through filing the standard contract.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, which was most recently amended on November 11, 2020. The latest amendment took effect on June 1, 2021 and extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China. According to the Copyright Law, Chinese citizens, legal persons and organizations shall own copyright to their copyrightable works, regardless of whether such works are published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship and right of reproduction. An infringer of copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. An infringer of copyrights may also be subject to fines and/or administrative or criminal liabilities under certain circumstances.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on June 4, 1991 and most recently amended on January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specifies detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and most recently amended on April 23, 2019, the Trademark Office of the State Administration for Industry and Commerce Authority, or the SAIC, under the State Council is responsible for the registration and administration of trademarks in mainland China. The SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the People’s Republic of China, which specifies the requirements for the application of trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, which was promulgated by the SCNPC on March 12, 1984 and most recently amended on October 17, 2020 (with such amendment taking effect on June 1, 2021), and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and most recently revised on January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of the provincial, autonomous regions or municipal governments are responsible for the administration of patents within their respective administrative areas. The Patent Law and the Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs”. Invention patents are valid for twenty years, utility model patents are valid for ten years and design patents are valid for fifteen years, in each case from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN.” The China Internet Network Information Center, or the CNNIC, issued the Administrative Regulations for Country Code Top-Level Domain Name Registration and Country Code Top-Level Dispute Resolutions Rules on June 18, 2019, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to adjudicate domain name related disputes.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in mainland China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996 and most recently amended on August 1, 2008 (with such amendment taking effect on August 5, 2008), and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment, which was promulgated by the People’s Bank of China on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without the prior approval from the State Administration of Foreign Exchange, or SAFE, so long as the applicable procedural requirements are complied with. By contrast, the approval of or registration with relevant governmental authorities or designated banks is required where RMB is to be converted into foreign currency and remitted outside of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and was further revised in 2019 and 2023. According to SAFE Circular 19, foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or SAFE Circular 16. SAFE Circular 16 provides for the discretionary foreign exchange settlement for all domestic institutions. Discretionary foreign exchange settlement means the foreign exchange capital in the capital account which has been confirmed by relevant policies to be subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at banks based on the actual operational needs of the domestic institutions. The proportion of discretionary foreign exchange settlement of the foreign exchange capital is temporarily determined as 100%.

Furthermore, SAFE Circular 16 stipulates foreign exchange incomes of capital accounts shall be utilized by FIEs following the principles of genuineness and self-use and within the business scope of such enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by an FIE from foreign exchange settlement shall not be used for any of the following purposes: (i) directly or indirectly for payments outside the business scope of the FIE or payments prohibited by applicable laws and regulations; (ii) directly or indirectly for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by applicable laws and regulations; (iii) the granting of loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) the construction or purchase of real estate that is not for self-use (except for real estate enterprises).

Violations of above-mentioned regulations may subject an enterprise to fines and other administrative liabilities, and even criminal liabilities under severe circumstances.

According to the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which was promulgated by SAFE on October 23, 2019 and amended on December 4, 2023, a non-investment FIE may use its capital to carry out domestic equity investment in accordance with the law so long as it does not violate the negative list and the projects invested are genuine and in compliance with applicable laws and regulations.

On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8. SAFE Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without having to submit materials evidencing the veracity of such payment to the bank prior to each transaction.

On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which qualified enterprises may independently borrow foreign debts within the limit of the equivalent of US$5 million or US$10 million, depending on their areas of incorporation.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises, include the Company Law of the People’s Republic of China. Under these regulations, wholly foreign-owned enterprises in mainland China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Debts

A loan made by foreign investors as shareholders in an FIE is considered to be a foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts which was promulgated by the SAFE, the NDRC and the Ministry of Finance, or the MOF, on January 8, 2003 effective from March 1, 2003 and further amended effective from September 1, 2022, and the Administrative Measures for Registration of Foreign Debts promulgated by the SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by local banks. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register a permitted amount of foreign debts, which is equivalent to twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may incur foreign debts within the permitted amount and directly handle the relevant banking procedures without registering each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

Regulations Relating to Offshore Special Purpose Vehicles Held by PRC Residents

The SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which was most recently amended on December 30, 2019 and specifies that the administration by the SAFE or its local branches over direct investments by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to direct investments in the PRC based on the registration information provided by the SAFE and its local branches.

The SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which requires PRC residents or entities to register with the SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when a material event occurs with respect to the offshore special purpose vehicle including relating to the change of any basic information (such as change of such PRC citizens or residents, and name and term of operation), capital increase or reduction, transfers or exchanges of shares, or mergers or divisions.

The SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, on February 13, 2015, which was amended on December 30, 2019 by the Circular of the State Administration of Foreign Exchange on Repealing and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange. SAFE Circular 13 allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents who have previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, the SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) following the principle of genuine transaction, banks shall examine board resolutions passed for the profit distribution, the original tax filing records and audited financial statements; and (ii) domestic entities shall retain income to account for losses incurred in the past years before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall provide detailed explanations regarding the sources of capital and how they will be used, relevant board resolutions, contracts and other proof when registering an outbound investment or making an outbound remittance.

Regulations Relating to Share Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012, and other related regulations, directors, supervisors, senior management and other employees who are (i) PRC citizens or non-PRC citizens residing in mainland China for a continuous period of not less than one year, and (ii) participating in any share incentive plan of a company listed overseas, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the company listed overseas, to register with the SAFE and to deal with foreign exchange matters such as account opening and transfer and settlement of proceeds. The Share Incentive Rules further require an offshore agent to be designated to take charge over matters relating to the exercise of share options and sales proceeds for participants of the share incentive plans. Failure to complete the said SAFE registrations may subject the participating directors, supervisors, senior management and other employees to fines and other legal sanctions.

The State Administration of Taxation, or the SAT, has further issued several circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options or are granted with restricted shares will be subject to PRC individual income tax. The mainland China subsidiaries of a company listed overseas are required to file documents relating to employee share options and restricted shares with relevant tax authorities and to withhold individual income tax for employees who exercise their share options or purchase restricted shares. If an employee fails to pay or the mainland China subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007 and most recently amended on December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China promulgated on December 6, 2017, and amended on April 23, 2019, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises that do not have any branches in the PRC are required to pay enterprise income tax on income originating from the PRC at the rate of 10%.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7, which was amended in 2017. SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by the SAT on March 28, 2011, and clarifies certain other provisions of SAT Circular 698. SAT Circular 7 sets out a comprehensive guideline relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets in the PRC, including assets of organizations and premises in the PRC, immovable property in the PRC, equity investments in PRC resident enterprises, or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, SAT Circular 7 allows Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% enterprise income tax on the non-resident enterprise. SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. Nonetheless, if the overall arrangement of an indirect transfer satisfies all the following criteria, such indirect transfer will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the safe harbors provided by SAT Circular 7, including qualified group restructurings, public market trades and exemptions under tax treaties or arrangements, will not be subject to PRC tax under SAT Circular 7.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which took effect on December 1, 2017. Certain provisions of SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued by the SAT on June 15, 2018. According to SAT Circular 37, after deducting the equity net value from the equity transfer income, the balance shall be the taxable income amount for equity transfer income. Equity transfer income means the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value means the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be:

(i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is a reduction or appreciation of value during the equity holding period, and the gains or losses can be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. In computing equity transfer income, an enterprise shall not deduct the amount in the shareholders’ retained earnings, such as undistributed profits, of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under SAT Circular 7, and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and most recently amended on April 24, 2015, in the case of an indirect transfer, parities obligated to pay the transfer price to the transferor shall be the withholding agents. Where the withholding agent fails to withhold, and the transferor does not discharge its tax liability, the tax authority may impose late payment interest and special tax adjustment interest (if applicable) on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of between 50% to 300% of the unpaid tax amount. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Withholding tax on dividend distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of a non-PRC resident enterprise that has no establishment or place of business in the PRC, or if the relevant dividends or other China-sourced income are in fact not associated with any establishment or place of business in the PRC of a non-PRC resident enterprise. The Implementing Rules of the EIT Law reduced the withholding tax rate from 20% to 10% and a lower withholding tax rate is applicable if there is a tax treaty between China and the jurisdiction of the foreign holding company. For example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon the relevant documentations for enjoying the tax treaty benefits are filed with the competent tax authorities. On the other hand, based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if PRC tax authorities determine, at their discretion, that a company benefits from a reduced income tax rate due to the implementation of a structure or arrangement that is primarily tax-driven, the preferential tax treatment may be adjusted. The Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, which was promulgated by the SAT on February 3, 2018 and took effect on April 1, 2018, further clarifies the standard of assessment when determining the qualification of beneficial owner status.

Interest income derived from our subsidiary in Hong Kong from mainland China is subject to CIT on a withholding basis at a rate of 10%.

Value-added tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF and SAT on December 25, 1993 and most recently amended on October 28, 2011, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or VAT.

Unless provided otherwise, the rate of VAT is 17% on the sale of goods and 6% on services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales and imports of goods that were originally subject to a VAT rate of 17% and 11%, respectively, the applicable VAT rates shall be adjusted to 16% and 10%, respectively; (ii) for the purchase of agricultural products that was originally subject to a VAT rate of 11%, the applicable VAT rate shall be adjusted to 10%; (iii) for the purchase of agricultural products for the purpose of production and sales or for the processing of goods under consignment that were originally subject to a VAT rate of 16%, the applicable VAT rate shall be adjusted to 12%; (iv) for export products that were originally subject to a tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for export products and cross-border taxable acts that were originally subject to a tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018, and shall supersede all previous provisions which are inconsistent with Circular 32.

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value- Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions initially and is eventually expanded to apply nation-wide in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT in relation to the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016 and most recently amended on March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019, and provides that (i) with respect to VAT taxable sales and import of goods, the applicable tax rates shall be adjusted from 16% and 10% respectively, to 13% and 9%, respectively; (ii) with respect to the purchase of agricultural products, the applicable tax rates shall be adjusted from 10% to 9%; (iii) with respect to the purchase of agricultural products for the purpose of production or processing of goods under consignment, the applicable tax rates shall be adjusted from 13% to 10%; (iv) with respect to the export of goods and services that was originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to the export of goods and cross-border taxable acts that were originally subject to a tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment and Social Welfare

According to the Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and most recently amended on December 28, 2012, and The Implementation Rules of the Labor Contract Law of the People’s Republic of China, or the Implementation Rules of the Labor Contract Law, promulgated by the State Council on September 18, 2008, a written employment contract shall be entered into to create an employment relationship. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is created, the employer must enter into a written employment contract with the employee and pay the employee an amount equal to twice such employee’s salary for the period from the day following the lapse of one month from the date of the creation of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and the Implementation Rules of the Labor Contract Law also require compensation to be paid by the employer in certain events as a result of termination. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of any restrictive period after the termination or expiry of the labor contract. In most cases, employers are also required to provide severance payment to their employees after their employment relationships are terminated.

Pursuant to the Social Insurance Law of the People’s Republic of China, or the Social Insurance Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in mainland China are required to participate in certain employee benefit plans, including social insurance funds and housing provident funds, and contribute to the funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified from time to time by the local government at the place of their business operations or where they are located.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and was most recently amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures relating to its approval of overseas listings by special purpose vehicles. These procedures require the filing of a number of documents with the CSRC.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a renowned trademark or a time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which was issued by the General Office of the State Council on February 3, 2011 and became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors which was issued by the MOFCOM on August 25, 2011 and became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM. This notice also prohibits any attempts to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which requests improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. Further, on May 16, 2023 and May 6, 2024, the CSRC released the sixth and the seventh supporting guideline. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to these new rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in mainland China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets, income or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. The Filing Rules, among others, further stipulate that when determining whether an offering and listing shall be deemed as an “indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed. If the issuer meets both of the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) any of the revenue, profits, total assets or net assets of the domestic companies in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the key link of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. However, as of the date of this prospectus, uncertainties exist regarding the interpretation and implementation thereof. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report relevant information to the CSRC as required.

In addition, pursuant to the Filing Rules, the overseas offering and listing by a PRC company is prohibited under any of the following circumstances, if (i) it is explicitly prohibited by PRC laws; (ii) it may constitute a threat to or endanger national security as determined by competent PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses in the past three years and there is still no explicit conclusion; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

Starting from March 31, 2023, the domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from overseas regulatory authorities or overseas stock exchanges shall complete the filing procedures with the CSRC prior to their overseas offerings and listings.

Regulations in the United States

While there are currently no federal U.S. regulations expressly pertaining to the safety of autonomous driving systems, the U.S. Department of Transportation has established recommended voluntary guidelines, and the National Highway Traffic Safety Administration (the “NHTSA”) and the Federal Motor Carrier Safety Administration have authority to take enforcement action should an automated driving system pose an unreasonable risk to safety or inhibit the safe operation of a commercial motor vehicle. Certain U.S. states have legal restrictions on autonomous driving vehicles, and many other states are considering them. Some states, particularly California, institute operational requirements or restrictions for certain autonomous functions. Autonomous driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the United States and may create restrictions on autonomous driving features that we develop.

We may also be subject to existing stringent requirements overseen by NHTSA under the National Traffic and Motor Vehicle Safety Act of 1966 (the “Vehicle Safety Act”), including a duty to report, subject to strict timing requirements, safety defects with our products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions.

As the development of federal and state legal frameworks around autonomous vehicles continue to evolve, we may be subject to additional regulatory schemes.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Tony Xu Han	47	Founder, Director and Chief Executive Officer
Yan Li	49	Co-founder, Director and Chief Technology Officer
Duane Ziping Kuang		Director
Mohamed Albadrsharif Shaikh Abubaker Alshateri	42	Director
Jingzhao Wan	42	Director
Takao Asami	64	Director
Yibing Xu	35	Director
Hua Zhong	47	Senior Vice President
Qingxiong Yang	42	Vice President
Jennifer Xuan Li	35	Senior Vice President
Huazhong Ning	46	Vice President

Dr. Tony Xu Han founded our company and currently serves as our Director and Chief Executive Officer. Prior to founding our company, Dr. Han worked as an associate professor of the Electrical & Computer Engineering Department at the University of Missouri from 2007 to 2017, and was granted tenure in 2013. In his academic career, he specialized in computer vison and machine learning. He worked as the Chief Scientist of autonomous driving unit at Baidu Inc. (Nasdaq: BIDU and HKEX: 9888) from 2014 to 2017. Dr. Han received his bachelor’s degree in Electrical and Computer Engineering from Beijing Jiaotong University in 1998, master’s degree in Computer Engineering from the University of Rhode Island in 2002, and Ph.D. in Electrical and Computer Engineering from the University of Illinois Urbana-Champaign in 2007.

Dr. Yan Li co-founded our company and currently serves as our Director and Chief Technology Officer. Prior to co-founding our company, Dr. Li served as the Director of engineering of Ucar Inc. from 2015 to 2017, leading the autonomous driving department and GPS data platform. From 2012 to 2015, he worked as a Senior Engineer at Facebook, where he was responsible for developing deep learning algorithms and engines. From 1999 to 2002 and 2009 to 2012, Dr. Li worked as an applied researcher at Microsoft. Dr. Li received his bachelor’s degree in Computer Science from Tsinghua University in 1997, master’s degree in Computer Science from Tsinghua University in 1999 and Ph.D. in Electrical and Computer Engineering from Carnegie Mellon University in 2009.

Mr. Duane Ziping Kuang has served as our Director since 2017. Mr. Kuang founded Qiming Venture Partners, a private equity firm affiliated to one of our principal shareholders, in June 2006, and has been serving as its Managing Partner since then. Mr. Kuang also serves on the board of various portfolio companies invested by Qiming Venture Partners, such as CooTek Inc. (NYSE: CTK), YI Technology Inc., Qiniu (China) Limited, HashQuark Limited, and ConsenLabs Ltd. Mr. Kuang has over 20 years of operational and investment experience with technology companies. Mr. Kuang received his bachelor’s degree in Computer Science from the University of San Francisco in 1986 and master’s degree in Computer Science from Stanford University in 1988 and his MBA from the University of California Berkeley in 1993.

Mr. Mohamed Albadrsharif Shaikh Abubaker Alshateri has served as our Director since 2023. Mr. Mohamed Albadr is a Director of China Investment Program (“CIP”), Head of Beijing Office of Mubadala Disruptive Investments – SIP, a platform which was first established through a joint investment fund of China-UAE Investment Cooperation Fund. In such capacity, Mr. Mohamed Albadr is currently managing the assessment and deployment of capital in multiple asset classes and regions for CIP. Mr. Mohamed Albadr has been working with Mubadala since 2015. From 2007 to 2015, Mr. Mohamed Albadr worked as an investment manager at Mubadala Capital. From 2005 to 2007, Mr. Mohamed Albadr worked as a relationship manager at First Abu Dhabi Bank before joining Masdar Capital. Mr. Mohamed Albadr received his bachelor’s degree in Business Administration in 2005 from the University of the Pacific in Stockton, California, with a focus on Financial Management.

Mr. Jingzhao Wan has served as our Director since 2020. Mr. Wan leads the strategic planning and investment of Yutong Group, which he joined in 2010. From 2007 to 2010, Mr. Wan was a Consultant in Kent Ridge Consulting Co. and engaged in management consulting. Mr. Wan holds a double bachelor’s degree in Engineering and Management from Zhengzhou University, and a double master’s degree in in Management and Finance Management from Zhongnan University of Economics and Law and the Chinese University of Hong Kong.

Mr. Takao Asami has served as our Director since 2022. Mr. Asami has worked at multiple positions at Nissan Motor Co., Ltd. and Renault S.A., an affiliate of Nissan Motor Co., Ltd., since 2006. Since February 2019, Mr. Asami has been the Chairman of the Board of Directors of Alliance Automotive Research & Development (Shanghai) Co., Ltd., a joint venture company between Renault S.A. and Nissan Motor Co., Ltd. Since 2014, he has served as a Senior Vice President at Nissan Motor Co., Ltd. From 2009 to 2014, he was the Corporate Vice President focusing on research at Nissan Motor Co., Ltd. Mr. Asami received his bachelor’s degree in Electrical Engineering from the University of Tokyo Faculty of Engineering in 1981 and his master’s degree in Electrical Engineering from the University of Southern California School of Engineering in 1988.

Mr. Yibing Xu has served as our Director since 2022. Since 2014, Mr. Xu has worked at multiple positions at China Development Bank Capital Co., Ltd. Mr. Xu has served as a CDBC Manufacturing Transformation and Upgrading Fund Director since 2020. Prior to that, Mr. Xu was the Vice Department Head of Fund Management Department II from 2019 to 2020, and an Investment Manager from 2014 to 2018. Mr. Xu received his bachelor’s degree in Industrial Engineering from Tsinghua University in 2012 and his master’s degree in Industrial Engineering and Operations Research from the University of California Berkeley in 2013.

Dr. Hua Zhong has served as our Senior Vice President since our inception. Prior to joining our company, Dr. Zhong was a Principal Engineer at Ucar Inc. from 2015 to 2017. Prior to that, Dr. Zhong worked as the lead Software Engineer at Google from 2012 to 2014. Dr. Zhong served as a research scientist in the computer vision team of Siemens from 2011 to 2012. From 2000 to 2001, Dr. Zhong was an assistant researcher at Microsoft Research Asia, where he was mainly responsible for computer vision and machine learning research and development. Dr. Zhong received his bachelor’s degree in Computer Science from Tsinghua University in 2000, and Ph.D. in Computer Science from Carnegie Mellon University in 2007.

Dr. Qingxiong Yang has served as our Vice President since 2021. Prior to joining our company, Dr. Yang served as the Chief Executive Officer of MoonX.AI from 2018 to 2021. Prior to that, Dr. Yang worked as Senior Director of autonomous driving at DiDi from 2016 to 2017. Dr. Yang was an Assistant Professor at the Department of Computer Science of the City University of Hong Kong from 2011 to 2016, where his research focused on computer vision and graphics. Dr. Yang received his bachelor’s degree in Electric Engineering and Information Science from the University of Science and Technology of China in 2004 and Ph.D. in Electrical and Computer Engineering from the University of Illinois at Urbana-Champaign in 2010.

Ms. Jennifer Xuan Li joined our company in 2020, and currently serves as our Senior Vice President. Prior to joining our company, Ms. Li served as the Investment Director of SenseTime from 2018 to 2020, where she was responsible for capital raising and strategic investments in high-tech sectors. From 2015 to 2018, Ms. Li worked as the Strategic Investment Director of Baidu, where she was responsible for AI and mobile-related investments. Ms. Li worked at the investment banking division of Deutsche Bank from 2014 to 2015 and at UBS from 2011 to 2013. Ms. Li received her double bachelor’s degrees in Computer Science and Business Management from Nanyang Technological University.

Dr. Huazhong Ning has served as our Vice President since 2019. Prior to joining our company, Dr. Ning was an AI scientist at Facebook from 2016 to 2019, where he was responsible for building the deep learning-based platform for Facebook Applied Machine Learning. Prior to that, Dr. Ning worked as a software engineer at Google from 2010 to 2016, where he led the development of large-scale machine learning system in Google Play. Dr. Ning received his bachelor’s degree in Computer Science from the University of Science and Technology of China in 2000, master’s degree in Computer Science from the Chinese Academy of Sciences in 2003, and Ph.D. in Electrical and Computer Engineering from the University of Illinois at Urbana-Champaign in 2008.

Board of Directors

Our board of directors will consist of      directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of     ,     and     .      will be the chairperson of our audit committee. We have determined that      and      satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that     qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of     ,      and     .     will be the chairperson of our compensation committee. We have determined that     and

     satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of     ,     and     .     will be the chairperson of our nominating and corporate governance committee. We have determined that     and      satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as their office is vacated or where they are removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material detriment to us. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for [two years] following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB24.5 million (US$3.5 million) in cash to our executive officers, and we did not pay any compensation to our directors who are not our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

In June 2018, our shareholders and board of directors approved the 2018 Share Plan, which was amended and restated from time to time by the shareholders of our company, in order to attract, incentivize and retain employees, outside directors and consultants of our company and to promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2018 Share Plan is 394,406,107 shares. As of April 30, 2024, 194,035,796 restricted share units and options to purchase a total of 108,426,214 ordinary shares under the 2018 Share Plan had been granted and remain outstanding.

The following paragraphs summarize the principal terms of the 2018 Share Plan.

Type of Awards. The 2018 Share Plan provides for the direct award or sale of shares, the grant of options to purchase shares and the grant of restricted share units to acquire shares. Options granted under the plan may be ISOs intended to qualify under Code Section 422 or NSOs which are not intended to so qualify.

Plan Administration. Our board of directors or one or more committees appointed by the board of directors will administer the plan. The committee or the board of directors, as applicable, shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the plan.

Award Agreement. Each award of shares, each sale of shares, each grant of an option and each grant of restricted share units under the plan shall be evidenced by a share grant agreement, a share purchase agreement, a share option agreement and restricted share unit agreement, respectively. Such award, sale and option shall be subject to all applicable terms and conditions of the plan and which the board of directors deems appropriate for inclusion in a share grant agreement or share purchase agreement.

Eligibility. Our employees, outside directors and consultants are eligible for the grant of awards under the plan, while only employees shall be eligible for the grant ISOs.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant share option agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, for shares to be offered or options or restricted share units to be granted, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by a beneficiary designation, by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the plan has a term of ten years after the later of (i) the date when the board of directors adopted the plan or (ii) the date when the board of directors and company’s shareholders approved the most recent increase in the number of shares reserved. Our board of directors has the authority amend, suspend, or terminate the plan at any time and for any reason. Any amendment to the plan, however, is subject to the company’s shareholder approval only to the extent required to comply with applicable laws, regulations and rules.

On November 4, 2022, we granted (i) options to purchase 22,662,519 ordinary shares to Dr. Tony Xu Han; (ii) options to purchase 7,554,173 ordinary shares to Dr. Yan Li; and (iii) options to purchase 3,777,087 ordinary shares to Dr. Hua Zhong. These options are with exercise price at US$1.24 per share, and will expire on November 3, 2032.

From February 5, 2021 to November 4, 2022, we granted Jennifer Xuan Li options to purchase 11,163,257 ordinary shares with exercise price ranging from US$0.464 to US$1.24 per share. The options will expire on various dates from February 4, 2031 to November 3, 2032.

On February 11, 2020 and October 25, 2021, we granted Dr. Huazhong Ning certain options with exercise price ranging from US$0.464 to US$0.55 per share. The options will expire on February 1, 2030 and October 24, 2031.

On October 25, 2021, we granted Dr. Qingxiong Yang certain options with exercise price at US$0.55 per share. The options will expire on October 14, 2031.

On June 13, 2018, we granted (i) 50,000,000 restricted share units to Dr. Tony Xu Han; (ii) 49,687,100 restricted share units to Dr. Yan Li; and (iii) 26,307,050 restricted share units to Dr. Hua Zhong.

On May 30, 2019, respectively, we granted certain restricted share units to Dr. Huazhong Ning.

As of the date of this prospectus, other employees and consultants as a group hold options to purchase a total of 63,383,366 ordinary shares of our company and 58,196,822 restricted share units.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; [and]

•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares[; and

•	each selling shareholder].

The calculations in the table below are based on 642,264,324 ordinary shares on an as-converted basis issued and outstanding and 50 golden shares issued and outstanding as of the date of this prospectus (taking into consideration 3,625,612 ordinary shares, on an as-converted basis, that certain RMB investors have the right to acquire pursuant to warrants we issued in relation to our offshore reorganization), and    Class A ordinary shares and    Class B ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned Prior to This Offering				Shares Beneficially Owned Immediately After This Offering
	Ordinary shares	Golden shares	% of total shares on an as-converted basis	% of aggregate voting power†	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares on an as-converted basis	% of aggregate voting power††
Directors and Executive Officers**:
Tony Xu Han(1)	16,399,550	40	2.5	30.3
Yan Li(2)	16,000,000	10	2.5	8.7
Duane Ziping Kuang(3)	62,045,370	—	9.6	6.2
Mohamed Albadrsharif Shaikh Abubaker Alshateri(4)	—	—	—	—
Jingzhao Wan(5)	*	—	*	*
Takao Asami(6)	—	—	—	—
Yibing Xu(7)	—	—	—	—
Hua Zhong	—	—	—	—
Qingxiong Yang	—	—	—	—
Jennifer Xuan Li	—	—	—	—
Huazhong Ning	—	—	—	—
All directors and officers as a group	98,120,930	50	15.2	45.5

	Shares Beneficially Owned Prior to This Offering				Shares Beneficially Owned Immediately After This Offering
	Ordinary shares	Golden shares	% of total shares on an as-converted basis	% of aggregate voting power†	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares on an as-converted basis	% of aggregate voting power††
Principal [and Selling] Shareholders:
Tonyhan Limited(1)	16,339,550	40	2.5	30.3
Yanli Holdings Limited(2)	16,000,000	10	2.5	8.7
Yutong entities(8)	132,494,900	—	20.5	13.2
Qiming entities(9)	62,045,370	—	9.6	6.2
Alliance Ventures B.V. (10)	42,446,871	—	6.6	4.2

Notes:

*	Aggregate number of shares account for less than one percent of our total ordinary shares outstanding as of the date of this prospectus.

**

Except as indicated otherwise below, the business address of our directors and executive officers is 21st Floor, Tower A, Guanzhou Life Science Innovation Center, No. 51, Luoxuan Road, Guangzhou International Biotech Island, Guangzhou, People’s Republic of China.

†

For each person or group included in this column, percentage of total voting power represents voting power based on both ordinary shares on an as converted basis and golden shares held by such person or group with respect to all of our outstanding shares as a single class. Each holder of our ordinary shares is entitled to one vote per share. Each holder of our golden shares is entitled to 7,200,000 votes per share.

††

For each person or group included in this column, percentage of total voting power represents voting power based on both class A and class B ordinary shares held by such person or group with respect to all of our outstanding class A and class B ordinary shares as a single class. Each holder of our class A ordinary shares is entitled to one vote per share. Each holder of our class B ordinary shares is entitled to    votes per share. Our class B ordinary shares are convertible at any time by the holder into class A ordinary shares on a one-for-one basis.

(1)

Represents 16,000,000 ordinary shares, 399,550 Series Seed-2 preferred shares and 40 golden shares held by Tonyhan Limited. Dr. Tony Xu Han holds 51% equity interests in Tonyhan Limited through Xu Han Limited, which is in turn 100% owned by Dr. Tony Xu Han. Dr. Tony Xu Han is also the sole director of Tonyhan Limited. The registered address of Tonyhan Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. All of the ordinary shares, Series Seed-2 preferred shares and golden shares held by Tonyhan Limited will be converted into Class B ordinary shares immediately prior to the completion of this offering.

(2)

Represents 16,000,000 ordinary shares and 10 golden shares held by Yanli Holdings Limited. Dr. Yan Li holds 51% equity interests in Yanli Holdings Limited through Humber Partners Limited, which is in turn 100% owned by Dr. Yan Li. Dr. Li is also the sole director of Yanli Holdings Limited. The registered address of Yanli Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. All of the ordinary shares and golden shares held by Yanli Holdings Limited will be converted into Class B ordinary shares immediately prior to the completion of this offering.

(3)

Represents (i) 15,126,220 ordinary shares, 21,028,574 Series Seed-1 preferred shares, 6,212,951 Series Seed-2 preferred shares and 5,419,450 Series A preferred shares held by Qiming Venture Partners V, L.P.; (ii) 469,320 ordinary shares, 652,446 Series Seed-1 preferred shares, 192,769 Series Seed-2 preferred shares and 168,140 Series A preferred shares held by Qiming Managing Directors Fund V, L.P.; (iii) 5,907,830 ordinary shares, 3,965,980 Series Seed-1 preferred shares, 99,660 Series A preferred shares and 2,685,370 Series B-2 preferred shares held by Qiming Venture Partners VII, L.P.; and (iv) 54,440 ordinary shares, 36,550 Series Seed-1 preferred shares, 920 Series A preferred shares and 24,750 Series B-2 preferred shares held by Qiming VII Strategic Investors Fund, L.P. We refer to Qiming Venture Partners V, L.P., Qiming Managing Directors Fund V, L.P., Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. together as Qiming Entities in this prospectus. The general partner of Qiming Venture Partners V, L.P. is Qiming GP V, L.P., whose general partner is Qiming Corporate GP V, Ltd. The general partner of Qiming Managing Directors Fund V, L.P. is Qiming Corporate GP V, Ltd. The general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is Qiming GP VII, LLC. Mr. Duane Kuang is a shareholder and director of both Qiming Corporate GP V, Ltd. and Qiming GP VII, LLC. Mr. Kuang disclaims beneficial ownership of such securities except to the extent of his pecuniary interest. All of the ordinary shares and preferred shares held by Qiming Entities will be converted into Class A ordinary shares immediately prior to the completion of this offering.

(4)	The business address of Mr. Mohamed Albadrsharif Shaikh Abubaker Alshateri is A1 Sila Tower, 17th Floor, ADGM Square, A1 Maryah Island, Abu Dhabi, UAE.

(5)	The business address of Mr. Jingzhao Wan is Room 412 administrative North building, Yutong Industrial Partk, Shibalihe Town, Guancheng District, Zhengzhou, Henan, PRC.

(6)	The business address of Mr. Takao Asami is 560-2 Okatsukoku, Atsugi-shi, Kanagawa-ken, 243-0192, Japan.

(7)	The business address of Mr. Yibing Xu is 9F, Block C, Financial Street Center, No.B9, Financial Street, Xicheng District, Beijing, PRC.

(8)

Represents (i) 66,247,450 Series B-1 preferred shares held by Zhengzhou Xufeng Jiayuan Intelligent Connected Eterprise Management Center (Limited Partnership), or Zhengzhou Xufeng; and (ii) 66,247,450 Series B-1 preferred shares held by Beijing Xufeng Zhiyuan Intelligent Technology Partnership (Limited Partnership), or Beijing Xufeng. We refer to Zhengzhou Xufeng and Beijing Xufeng collectively as Yutong entities in this prospectus. Zhengzhou Xufeng holds 92.2% equity interests in Beijing Xufeng. The general partner of both Zhengzhou Xufeng and Beijing Xufeng is Zhengzhou Xuxin Industrial Co., Ltd., which is wholly owned by Zhengzhou Yutong Group Co., Ltd., which, in turn, is controlled by seven individuals, namely Yuxiang Tang, Mingshe You, Jianwei Cao, Baofeng Zhang, Yiguo Zhang, Bo Yang and Xinlei Lu. All of the preferred shares held by Yutong Entities will be converted into Class A ordinary shares immediately prior to the completion of this offering.

(9)

Represents (i) 15,126,220 ordinary shares, 21,028,574 Series Seed-1 preferred shares, 6,212,951 Series Seed-2 preferred shares and 5,419,450 Series A preferred shares held by Qiming Venture Partners V, L.P.; (ii) 469,320 ordinary shares, 652,446 Series Seed-1 preferred shares, 192,769 Series Seed-2 preferred shares and 168,140 Series A preferred shares held by Qiming Managing Directors Fund V, L.P.; (iii) 5,907,830 ordinary shares, 3,965,980 Series Seed-1 preferred shares, 99,660 Series A preferred shares and 2,685,370 Series B-2 preferred shares held by Qiming Venture Partners VII, L.P.; and (iv) 54,440 ordinary shares, 36,550 Series Seed-1 preferred shares, 920 Series A preferred shares and 24,750 Series B-2 preferred shares held by Qiming VII Strategic Investors Fund, L.P. All of the ordinary shares and preferred shares held by Qiming Entities will be converted into Class A ordinary shares immediately prior to the completion of this offering.

The general partner of Qiming Venture Partners V, L.P. is Qiming GP V, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP V, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund V, L.P. The voting and investment power of the shares held by Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. in the company is exercised by Qiming Corporate GP V, Ltd., which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley. Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is Qiming GP VII, LLC, a Cayman Islands limited liability company. The voting and investment power of the shares held by Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. in our company are exercised by Qiming GP VII, LLC, which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley. Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(10)

Represents 34,573,269 Series A preferred shares and 7,873,602 Series C-1 preferred shares held by Alliance Ventures B.V. Alliance Ventures B.V. has three shareholders: Renault s.a.s., Nissan Motor Co., Ltd. and Mitsubishi Motor Corp. Renault s.a.s. is wholly owned by Renault S.A., which is in turn owned by French state, Nissan Finance Co., Ltd. and certain minority shareholders. Nissan Motor Co., Ltd. is owned by Renult S.A. and certain minority shareholders. Mitsubishi Motor Corp. is owned by Mitsubishi Corporation, Nissan Motor Co., Ltd. and certain minority shareholders. Renault S.A., Nissan Motor Co., Ltd., Mitsubishi Corporation, and Mitsubishi Motors Corporation are public companies. The registered address of Alliance Ventures B.V. is Boeingavenue 275, 1119PD Schiphol-Rijk, The Netherlands. All of the preferred shares held by Alliance Ventures B.V. will be converted into Class A ordinary shares immediately prior to the completion of this offering, and the share issued to Alliance Ventures B.V. upon the exercise of its warrant will be Class A ordinary shares.

As of the date of this prospectus, none of our ordinary shares, preferred shares or golden shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares, preferred shares and golden shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Yutong

Transactions with Yutong Bus Co., Ltd. In 2021, 2022 and 2023, we sold goods to Yutong Bus Co., Ltd., an affiliate of our shareholder, the Yutong entities, with an aggregate amount of RMB14.3 million, RMB43.4 million and RMB5.7 million (US$0.8 million), respectively. In 2021, 2022 and 2023, we also provided services to Yutong Bus Co., Ltd. with an aggregate consideration of RMB918 thousand, RMB833 thousand and RMB23.4 million (US$3.3 million). In 2021, 2022 and 2023, we purchased goods from Yutong Bus Co., Ltd. with an aggregate amount of RMB116.5 million, RMB93.4 million and RMB18.4 million (US$3.6 million), respectively.

Transactions with Zhengzhou Yutong Heavy Industries Co., Ltd. In 2021, 2022 and 2023, we purchased goods from Zhengzhou Yutong Heavy Industries Co., Ltd., an affiliate of the Yutong entities, with an aggregate amount of RMB3.4 million, RMB75.4 million and nil, respectively. In 2021, 2022 and 2023, we sold goods to Zhengzhou Yutong Heavy Industries Co., Ltd. with an aggregate amount of RMB4.2 million, nil and nil, respectively.

Transactions with Yutong Heavy Equipment Co., Ltd. In 2021, we sold goods to Yutong Heavy Equipment Co., Ltd., an affiliate of the Yutong entities, with an aggregate amount of RMB408 thousand (US$61 thousand).

Transactions with Zhengzhou Yutong Mining Equipment Co., Ltd. In 2022, we sold goods to Zhengzhou Yutong Mining Equipment Co., Ltd., an affiliate of the Yutong entities, with an aggregate amount of RMB331 thousand.

Transactions with Alliance

In 2021, 2022 and 2023, we provided services to Alliance Automotive R&D (Shanghai) Co., Ltd., an affiliate of our shareholder, Alliance Ventures B.V., with an aggregate amount of RMB17.5 million, RMB7.6 million and RMB9.2 million (US$1.3 million), respectively. In 2021, 2022 and 2023, we sold goods to Alliance Automotive R&D (Shanghai) Co., Ltd. with an aggregate amount of nil, RMB1.3 million and RMB4.5 million (US$0.6 million), respectively.

Transactions with Guangzhou Yuji

In 2021, 2022 and 2023, Guangzhou Yuji Technology Co., Ltd. provided surveying and mapping services to our company in the amount of nil, RMB30.3 million and RMB111.5 million (US$15.7 million), respectively. In 2021, 2022 and 2023, we provided services to Guangzhou Yuji Technology Co., Ltd. in the amount of nil, RMB603 thousand and nil, respectively. In 2021, 2022 and 2023, we had payments made on behalf of customers to Guangzhou Yuji Technology Co., Ltd. in the amount of nil, nil and RMB34.8 million (US$4.9 million).

Transactions with Nissan Mobility Service Co., Ltd

In 2021, 2022, and 2023, we provided services to Nissan Mobility Service Co., Ltd with an aggregate amount of nil, nil, RMB5.7 million (US$0.8 million), respectively.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$50,000 divided into (i) 4,357,600,882 ordinary shares of par value US$0.00001 each, (ii) 65,403,460 Series Seed-1 preferred shares of par value US$0.00001 each, (iii) 52,959,930 Series Seed-2 preferred shares of par value US$0.00001 each, (iv) 93,343,020 Series A preferred shares of par value US$0.00001 each, (v) 132,494,900 Series B-1 preferred shares of par value US$0.00001 each, (vi) 13,964,530 Series B-2 preferred shares of par value US$0.00001 each, (vii) 32,104,530 Series B-3 preferred shares of par value US$0.00001 each, (viii) 85,296,913 Series C-1 preferred shares of par value US$0.00001 each, (ix) 107,342,206 Series D preferred shares of par value US$0.00001 each, 59,489,579 Series D+ preferred shares of par value US$0.00001 each, and (x) 50 golden shares of par value US$0.00001 each.

As of the date of this prospectus, 105,614,109 ordinary shares, 62,819,128 Series Seed-1 preferred shares, 52,959,930 Series Seed-2 preferred shares, 91,708,649 Series A preferred shares, 132,494,900 Series B-1 preferred shares, 13,964,530 Series B-2 preferred shares, 28,537,370 Series B-3 preferred shares, 71,387,327 Series C-1 preferred shares, 60,347,784 Series D preferred shares, 22,430,597 Series D+ preferred shares, 50 golden shares, and warrants to purchase 3,625,612 Series D preferred shares are issued and outstanding. All of our issued and outstanding shares are duly authorized, validly issued and fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$      divided into      shares with a par value of US$    each, comprising of (i)      Class A ordinary shares, (ii)      Class B ordinary shares, and (iii)      shares of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, (i) all of our issued and outstanding ordinary shares and preferred shares will be converted into, and/or re-designated and re-classified, as Class A ordinary shares on a one-for-one basis; and (ii) all of our issued and outstanding golden shares will be converted into, and/or re-designated and re-classified, as Class B ordinary shares on a one-for-one basis. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

[Our Post-Offering Memorandum and Articles of Association

We will adopt an eighth amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of class A ordinary shares and class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each class B ordinary share shall be entitled to    votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, sub-divide or consolidate all or any of our company’s share capital by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors or by the chairman of the broad of directors. Advance notice of at least [seven] days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than [one-third] of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act does not provide shareholders with the right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate [not less than one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of our share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of our share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series; and

•	the dividend rights, dividend rates, conversion rights, voting rights; and the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.]

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder(s) upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with the right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than [one-third] of the total number votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On June 30, 2021, we issued 4,731,960 ordinary shares to Tianjin Wenze Equity Investment Fund Partnership (Limited Partnership) for a consideration of US$5,000,000.

On September 1, 2021, we issued 1,892,780 ordinary shares to Nanjing Jianye Jushi Technology Innovation Growth Fund Partnership (Limited Partnership) for a consideration of US$2,000,000.

On July 12, 2022, we issued 1,892,780 ordinary shares to Guangzhou Hengdazhixing Industrial Investment Fund Partnership (Limited Partnership) for a consideration of US$2,000,000.

On June 30, 2023, we issued 1,763,689 ordinary shares to Guangqizhixing Holdings Limited for a consideration of US$6,000,000.

Series Seed-1 Preferred Shares

On January 20, 2022, we issued (i) 286,246 Series Seed-1 preferred shares to Homeric Spirit HK Limited Partnership Fund for a consideration of US$1,000,000; and (ii) 882,382 Series Seed-1 preferred shares to Zto Ljf Holding Limited for a consideration of US$3,082,602.

Series A Preferred Shares

On June 3, 2021, we issued 1,000,000 Series A preferred shares to EverestLu Holding Limited for a consideration of US$994,265.

On May 29, 2023, we issued 4,400,229 Series A preferred shares to Alliance Ventures B.V. for a consideration of US$4,440.23.

On September 13, 2023, we issued 8,142,630 Series A preferred shares to Shenzhen Yuanan Fule Investment Center Ltd for a consideration of US$8,095,932.02.

Series B-1 Preferred Shares

On June 17, 2021, we issued 66,247,450 Series B-1 Preferred Shares to Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Center (Limited Partnership) for a consideration of US$100,000,000.

On June 15, 2022, we issued 66,247,450 Series B-1 Preferred Shares to Beijing Xufeng Zhiyuan Intelligent Technology Partnership (Limited Partnership) for a consideration of US$100,000,000.

Series B-2 Preferred Shares

In June 2021, we issued a total of 9,560,580 Series B-2 preferred shares to the other Series B-2 investors, namely Shanghai Zhicai Enterprise Management Consulting Partnership (Limited Partnership), Guangzhou Flower City Venture Partnership Limited (Limited Partnership) and Guangdong-Zhuhai-Macao (Zhuhai) Frontier Industry Equity Investment Fund (Limited Partnership), for an aggregate consideration of US$14,940,983.

On January 20, 2022, we issued 1,693,830 Series B-2 preferred shares to Zto Ljf Holding Limited for a consideration of US$5,917,395.

Series B-3 Preferred Shares

From June 2021 to July 2022, we issued a total of 18,855,050 Series B-3 preferred shares upon the exercise of the warrants held by certain Series B-3 investors, including Guangzhou Ruosi Investment Partnership (Limited Partnership), Tianjin Wenze Equity Investment Fund Partnership (Limited Partnership), Nanjing Jianye Jushi Technology Innovation Growth Fund (Limited Partnership), Shanghai Daining Business Management Partnership (Limited Partnership), Anhui Hongxinli Equity Investment Partnership (Limited Partnership) and Guangzhou Hengdazhixing Industrial Investment Fund Partnership (Limited Partnership).

Series C-1 Preferred Shares

On June 3, 2021, we issued a total of 30,352,737 Series C-1 preferred shares for an aggregate consideration of US$115,650,000 to the rest of the Series C-1 investors, including LeadingView Holdings Limited, EverestLu Holding Limited, ProRide Holdings Limited, Yangtze Global Growth Fund SPC – Costone NO.1 SP and Alliance Ventures B.V.

Series D Preferred Shares

From January 20, 2022 to June 15, 2022, we issued a total of 39,716,614 Series D preferred shares to certain investors, including China-UAE Investment Cooperation Fund, L.P., Allindrive Capital (Cayman) Limited,

Catalpa Investments, MOMENTUM VENTURE CAPITAL PTE. LTD., CCB International Overseas Limited and Robert Bosch GmbH, for an aggregate consideration of US$185,000,000.

In December 2022, we issued a total of 13,954,486 Series D preferred shares to Hainan Kaiyi Investment Partnership (Limited Partnership) and China-UAE Investment Cooperation Fund, L.P., for an aggregate consideration of US$65,000,000.

On January 19, 2023, we issued 1,524,259 Series D preferred shares to Hainan Huifuchangyuan Equity Investment Fund Partnership (Limited Partnership) for a consideration of US$7,099,998.42.

On November 28, 2023, we issued 7,495,687 Series D+ preferred shares to Sailing Innovation Inc for a consideration of US$37,800,000.

On December 26, 2023, we issued 14,934,910 Series D+ preferred shares to CDBC MANUFACTURING TRANSFORMATION AND UPGRADING FUND for a consideration of US$70,000,000.

Warrants

On January 20, 2022, we issued warrants to certain Series D investors, pursuant to which: (i) Hainan Kaiyi Investment Partnership (Limited Partnership) or its affiliate is entitled to purchase 3,220,266 Series D preferred shares with an aggregate exercise price of US$15,000,000; (ii) Shanghai Huitianfu Yijian Equity Investment Management Co., Ltd. or its designated affiliate is entitled to purchase 1,610,133 Series D preferred shares with an aggregate exercise price of up to US$7,500,000; (iii) Guangzhou Yuexiu Jinchan III Equity Investment Partnership (Limited Partnership) or its affiliate is entitled to purchase 2,146,844 Series D preferred shares with an aggregate exercise price of up to US$10,000,000; and (iv) Guangzhou Zhiruo Investment Partnership (Limited Partnership) or its affiliate is entitled to purchase 345,234 Series D preferred shares with an aggregate exercise price of up to US$1,608,100. The warrants are exercisable within ten business days after the later of (A) the respective holder has delivered to us a certified true copy of the ODI approval, and (B) the principal amount of the loan was refunded to the respective holder. On December 2, 2022, we issued 3,220,266 Series D preferred shares to Hainan Kaiyi Investment Partnership (Limited Partnership) upon exercise of the warrant held by it. On January 19, 2023, we issued 1,524,259 Series D preferred shares to Hainan Huifuchangyuan Equity Investment Fund Partnership (Limited Partnership) upon exercise of the warrant held by Shanghai Huitianfu Yijian Equity Investment Management Co., Ltd.

On January 20, 2022, we issued additional warrants to certain Series D investors, pursuant to which: (i) China-UAE Investment Cooperation Fund, L.P. or its designated affiliates have the right to purchase up to 10,734,220 Series D preferred shares with an aggregate exercise price of up to US$50,000,000; (ii) Allindrive Capital (Cayman) Limited is entitled to purchase up to 10,734,220 Series D preferred shares with an aggregate exercise price of up to US$50,000,000; (iii) Catalpa Investments is entitled to purchase up to 2,146,844 Series D preferred shares with an aggregate exercise price of up to US$10,000,000; and (iv) Hainan Kaiyi Investment Partnership (Limited Partnership) or its affiliate is entitled to purchase 2,146,844 Series D preferred shares with an aggregate exercise price of up to US$10,000,000, each at a per share purchase price of US$4.6580. The warrants are exercisable at any time before the earlier of: (x) the later of (A) the expiration of the six (6)-month period following the date of the closing under the purchase agreement, and (B) the closing of the first bona fide equity financing of our company after the date on which the warrant was issued with a per share issue price higher than US$4.6580, and (y) consummation of the Qualified IPO of our company, which is defined as a firm commitment underwritten public offering of the ordinary shares of our company in the United States or another recognized international securities exchange with the per share issue price of no less than US$6.211 and the implied pre-offering market capitalization of our company of not less than US$6,000,000,000, and the gross proceeds to our company of at least US$250,000,000. On December 28, 2022, we issued 10,734,220 Series D preferred shares to China-UAE Investment Cooperation Fund, L.P. upon exercise of the warrant held by it. The other three warrants we issued on January 20, 2022 have expired.

On March 1, 2022, we issued a warrant to Xiamen Hechuang Junteng Investment Partnership (Limited Partnership) that grants it or its designated affiliates the right to purchase 1,133,534 Series D preferred shares or ordinary shares at a per share purchase price of US$4.6580 with an aggregate exercise price of up to US$5,280,000. The warrant is exercisable within ten business days after the later of (A) the holder has delivered to us a certified true copy of the ODI approval, and (B) the principal amount of the loan was refunded to the holder. On May 30, 2024, we entered into an amendment to the warrant, pursuant to which the number of Series D preferred shares that Xiamen Hechuang Junteng Investment Partnership (Limited Partnership) has the right to purchase was reduced to 429,369.

On October 31, 2022, we issued two warrants to National Development and Manufacturing Industry Transformation and Upgrading Fund (Limited Partnership) that grant it or its affiliate the right to purchase 11,834,910 Series D+ preferred shares and 3,100,000 Series D+ preferred shares, respectively, with an aggregate exercise price of up to US$59,682,280 and US$10,317,730, respectively. The warrants are exercisable within ten business days after the later of (A) the holder has delivered to us a certified true copy of the ODI approval, and (B) the principal amount of the loan (when provide) was refunded to the holder. On December 26, 2023, we issued 14,934,910 Series D+ preferred shares to CDBC MANUFACTURING TRANSFORMATION AND UPGRADING FUND upon the exercise of the warrants held by National Development and Manufacturing Industry Transformation and Upgrading Fund (Limited Partnership).

Options and Restricted Share Units

We have granted options to purchase our ordinary shares and restricted share units to certain of our directors, officers and employees. See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into the sixth amended and restated shareholders agreement and the sixth amended and restated right of first refusal and co-sale agreement on October 29, 2022, with our shareholders, consisting of holders of ordinary shares, preferred shares and golden shares. The sixth amended and restated shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, registration rights, preemptive right and protective provisions, and contain provisions governing our board of directors and other corporate governance matters. Except for the registration rights, all of these special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering. The sixth amended and restated right of first refusal and co-sale agreement provides that shareholders of our preferred shares enjoy certain right of first refusal and co-sale rights, which will also automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to sixth amended and restated shareholders agreement, we have granted certain registration rights to our shareholders as summarized below:

Demand Registration Rights. At any time or from time to time following six months after the closing of our initial public offering, holders of at least 30% of the voting power of the then outstanding registrable securities may request in writing that we effect the registration of the registrable securities under the Securities Act where the anticipated aggregate offering price is in excess of US$15.0 million. Upon such a request, we shall (i) promptly give written notice of the proposed registration to all other holders of registrable securities and (ii) as soon as practicable, use commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who request in writing to join such registration within 15 days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the holder may request. We are not be obligated to effect more than a total of two demand registrations.

Piggyback Registration Rights. If we propose to register for our own account any of our securities, or for the account of any holder of securities any of such holder’s securities, in connection with the public offering of such securities, we shall give each holder of the registrable securities a written notice of such registration, and, upon the written request of any holder given within 15 days after the delivery of such notice, we shall use commercially reasonable efforts to include in such registration any registrable securities thereby requested to be registered by such holder

Form F-3 Registration Rights. If we are eligible to use a Form F-3 registration statement, holders of at least 30% of our voting power of the then outstanding registrable securities may request us to file a registration on Form F-3. Upon such a request, we shall (i) promptly give written notice of the proposed registration to all other holders of registrable securities and (ii) as soon as practicable, use commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who request in writing to join such registration within 15 days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the holder may request. We are not be obligated to effect more than two registrations within any 12-month period.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions, applicable to the sale of registrable securities specified in the sixth amended and restated shareholders agreement.

Termination of Obligations. The registration rights set forth above shall terminate on the earlier of (i) five years from the date of the closing our initial public offering, (ii) with respect to any holder of the registrable securities, the date when the holder of such registrable securities may sell all of such holder’s registrable securities under Rule 144 of the Securities Act within a 90-day period and (iii) the closing of a deemed liquidation event as defined in the sixth amended and restated shareholders agreement.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

    , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in    Class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary that they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at    .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

•	We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of    , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.” Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. If no instructions are received by the depositary from you, the depositary will give our company a discretionary proxy. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our post offering memorandum and articles of association, the depositary would be able to provide us with voting instructions without having to personally attend meetings in person, by means of it delivering an instrument of proxy. Such voting instructions may be provided to us by means of the depositary delivering an instrument of proxy via facsimile, email, mail, courier or other recognized form of delivery, and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our post offering memorandum and articles of association, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$ per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of up to US$     per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, that if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and the terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation laws, rules, regulations, administrative or judicial process, or banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of    . The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

Jury Trial Waiver

In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jurisdiction

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement.

The deposit agreement provides that, by holding an ADS or an interest therein, you irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary arising out of or related in any way to the deposit agreement, the ADSs, American depositary receipts or the transactions contemplated thereby or by virtue of ownership thereof, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and by holding an ADS or an interest therein you irrevocably waive any objection which you may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The deposit agreement also provides that the foregoing agreement and waiver shall survive your ownership of ADSs or interests therein.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have    ADSs outstanding, representing    Class A ordinary shares or    % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or ADSs. We intend to apply to list the ADSs on the Nasdaq Stock Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, [our directors and executive officers, our existing shareholders] have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those Class A ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding Class A ordinary shares, in the form of ADSs or otherwise, which will equal Class A ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the Nasdaq Stock Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Travers Thorp Alberga, our Cayman Islands counsel; to the extent it relates to PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares or the ADSs, nor will gains derived from the disposal of our Class A ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.

We believe that WeRide Inc. is not a PRC resident enterprise for PRC tax purposes. WeRide Inc. is a company incorporated outside of the PRC. WeRide Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that WeRide Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that WeRide Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs, if such dividends are treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction or exemption if such reduction or exemption is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of WeRide Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that WeRide Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, WeRide Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our Class A ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treated Guangzhou Jingqi and its subsidiaries as being owned by us for U.S. federal income tax purposes because we controlled their management decisions and were entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated IFRS financial statements. If it were determined, however, that we were not the owner of Guangzhou Jingqi and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any future taxable year. Assuming that we were the owner of Guangzhou Jingqi and its subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, including goodwill (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be or become a PFIC for the current taxable year or the foreseeable future.

Dividends

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares), which we intend to apply to list on the Nasdaq Stock Market, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a PRC resident enterprise under the EIT Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes.

Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of our ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to the United States Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries is also a PFIC (each, a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our Class A ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq Stock Market, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election with respect to our ADSs, such holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley Asia Limited, J.P. Morgan Securities LLC and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Name of ADSs
Morgan Stanley Asia Limited
J.P. Morgan Securities LLC
China International Capital Corporation Hong Kong Securities Limited

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for any of the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at that price less a concession not in excess of US$    per ADS under the initial public offering price. After the initial offering of the ADSs to the public, if all of the ADSs are not sold at the initial public offering price, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to    additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional    ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$

The estimated offering expenses payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but exclusive of the underwriting discounts and commissions, are approximately US$    .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective affiliates, registered broker-dealers or selling agents. Morgan Stanley Asia Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of the ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of the ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

We intend to apply for the listing of our ADSs on the Nasdaq Stock Market under the trading symbol “WRD.”

We, [our directors, executive officers, all of our existing shareholders and all of our option holders] have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

[offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into a transaction that would have the same effect;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person has agreed that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares or ADSs to the underwriters;

•

transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the ordinary shares, ADSs or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of our company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by our company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.]

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact the price of our ADSs. In addition, a shareholder who is not subject to a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.

[In addition, we have requested the depositary not to accept any deposit of any ordinary shares or deliver any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise, which we have agreed not to do without the prior written authorization of the representatives.]

In order to facilitate the offering of the ADSs, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters can close out a covered short position by exercising the over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out a covered short position, the underwriters will consider, among other things, the open market price of ADSs as compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.

These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the    , in the over the counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us in the ordinary course of their business, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, an assessment of our management, the price-earnings ratios, price-sales ratios, market prices of securities, certain financial and operating information of companies engaged in businesses similar to ours, general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded shares or ADSs of generally comparable companies and other factors deemed relevant by the underwriters and us.

We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

[Directed Share Program

At our request, the underwriters have reserved up to  % of the ADSs to be issued by us and offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. Any sales made through the directed share program will be made by    . The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. For our directors and officers purchasing ADSs through the directed share program, the lock-up agreements described above shall govern with respect to their purchases.]

Selling Restrictions

No action may be taken by us or the underwriters in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the offer and sale of the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area, or each a Relevant State, no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which have been approved by the Financial Conduct Authority, except that the ADSs may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(d)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(e)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the ADSs shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within

Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs

Monaco

The ADSs may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this document to potential investors.

Australia

This document:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

New Zealand

This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The securities may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

Each underwriters has acknowledged that this document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to any person in Singapore other than:

(b)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA pursuant to Section 274 of the SFA;

(c)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(d)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(e)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(f)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

China

This Document will not be circulated or distributed in the PRC and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this Document nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RMB250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RMB3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RMB300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RMB400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RMB10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RMB10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Dubai International Financial Centre, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Bahamas

The ADSs may not be offered or sold in The Bahamas via a public offer. The ADSs may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act, is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)  the South African Public Investment Corporation;

(iii)  persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v)   financial institutions recognized as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Chile

THESE SECURITIES ARE PRIVATELY OFFERED IN CHILE PURSUANT TO THE PROVISIONS OF LAW 18,045, THE SECURITIES MARKET LAW OF CHILE, AND NORMA DE CARÁCTER GENERAL NO. 336 (“RULE 336”), DATED JUNE 27, 2012, ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (“SVS”), THE SECURITIES REGULATOR OF CHILE, TO RESIDENT QUALIFIED INVESTORS THAT ARE LISTED IN RULE 336 AND FURTHER DEFINED IN RULE 216 OF JUNE 12, 2008 ISSUED BY THE SVS.

PURSUANT TO RULE 336 THE FOLLOWING INFORMATION IS PROVIDED IN CHILE TO PROSPECTIVE RESIDENT INVESTORS IN THE OFFERED SECURITIES:

1.	THE INITIATION OF THE OFFER IN CHILE IS [MM] [DD], [YYYY].

2.	THE OFFER IS SUBJECT TO NCG 336 OF JUNE 27, 2012 ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (SUPERINTENDENCY OF SECURITIES AND INSURANCE OF CHILE).

3.	THE OFFER REFERS TO SECURITIES THAT ARE NOT REGISTERED IN THE REGISTRO DE VALORES (SECURITIES REGISTRY) OR THE REGISTRO DE VALORES EXTRANJEROS (FOREIGN SECURITIES REGISTRY) OF THE SVS AND THEREFORE:

(a)	THE SECURITIES ARE NOT SUBJECT TO THE OVERSIGHT OF THE SVS; AND

(b)	THERE ISSUER THEREOF IS NOT SUBJECT TO REPORTING OBLIGATION WITH ESPECT TO ITSELF OR THE OFFERED SECURITIES.

4.	THE SECURITIES MAY NOT BE PUBLICLY OFFERED IN CHILE UNLESS AND UNTIL THEY ARE REGISTERED IN THE SECURITIES REGISTRY OF THE SVS.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Travers Thorp Alberga. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Han Kun Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Travers Thorp Alberga with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of WeRide Inc. as of December 31, 2022 and 2023, and for each of the years in the three-year period ended December 31, 2023, have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The registered business address of KPMG Huazhen LLP is 8th Floor, KPMG Tower, Oriental Plaza 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

WERIDE INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

WeRide Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of WeRide Inc. and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2022.

Beijing, China

May 30, 2024

Consolidated Statements of Profit or Loss

(Expressed in thousands of Renminbi (“RMB”), except for per share data)

		For the year ended December 31,
	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Revenue
Product revenue (including product revenue from related parties of RMB18,857, RMB44,973 and RMB10,218 for the years ended December 31, 2021, 2022 and 2023, respectively)		101,597	337,717	54,190
Service revenue (including service revenue from related parties of RMB18,399 RMB9,083 and RMB38,288 for the years ended December 31, 2021, 2022 and 2023, respectively)		36,575	189,826	347,654

Total revenue	5	138,172	527,543	401,844

Cost of revenue
Cost of goods sold (including cost of goods from related parties of RMB57,775, RMB111,694 and RMB10,788 for the years ended December 31, 2021, 2022 and 2023, respectively)		(77,383)	(192,523)	(34,138)
Cost of services (including cost of services from related parties of nil, RMB13,175 and RMB50,743 for the years ended December 31, 2021, 2022 and 2023, respectively)		(9,129)	(102,475)	(184,230)

Total cost of revenue	7	(86,512)	(294,998)	(218,368)

Gross profit		51,660	232,545	183,476

Other net income	6	10,775	19,296	15,750
Net foreign exchange (loss)/gain		(5,073)	20,209	7,052
Interest income		29,770	36,111	132,042
Research and development expenses (including services from related parties of nil, RMB17,099 and RMB60,789 for the years ended December 31, 2021, 2022 and 2023, respectively)	7	(443,178)	(758,565)	(1,058,395)
Administrative expenses	7	(107,119)	(237,236)	(625,369)
Selling expenses	7	(12,225)	(23,574)	(41,447)
Impairment loss on receivables and contract assets (including impairment loss of RMB9, RMB1,234 and RMB1,292 on receivables from related parties for the years ended December 31, 2021, 2022 and 2023, respectively)		(409)	(11,696)	(40,217)

Operating loss		(475,799)	(722,910)	(1,427,108)

Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	31(e)	3,479	7,731	42,960
Other finance costs	8	(6,917)	(4,202)	(3,490)
Inducement charges of warrants	27(b)	—	(125,213)	—
Fair value changes of financial liabilities measured at FVTPL	27(a)(b)	(259,872)	25,308	(4,549)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	23(a)(b)	(268,142)	(479,210)	(554,048)

Loss before taxation		(1,007,251)	(1,298,496)	(1,946,235)
Income tax	9(a)	—	—	(2,866)

Loss for the year		(1,007,251)	(1,298,496)	(1,949,101)

Deemed distribution to a preferred shareholder	27(b)	—	—	(32,767)

Loss attributable to ordinary equity shareholders of the Company		(1,007,251)	(1,298,496)	(1,981,868)

Loss per ordinary share
Basic and diluted loss per ordinary share (in RMB)	10(a)(ii)	(9.96)	(12.44)	(18.92)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(Expressed in thousands of RMB)

		For the year ended December 31,
	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Loss for the year		(1,007,251)	(1,298,496)	(1,949,101)

Other comprehensive income/(loss) for the year (net of nil tax):
Items that will not be reclassified to profit or loss:
- Exchange differences on translation of financial statements of foreign operations		20,709	(177,575)	(73,323)
- Equity investment designated at fair value through other comprehensive income (“FVOCI”) — net movement in fair value reserve	31(e)	(8,213)	—	—

Other comprehensive income/(loss) for the year:		12,496	(177,575)	(73,323)

Total comprehensive loss for the year		(994,755)	(1,476,071)	(2,022,424)

Deemed distribution to a preferred shareholder	27(b)	—	—	(32,767)

Total comprehensive loss attributable to equity shareholders of the Company		(994,755)	(1,476,071)	(2,055,191)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

(Expressed in thousands of RMB)

	Note	As of December 31,
		2022	2023
		RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	11	113,878	98,574
Right-of-use assets	12	64,410	51,658
Intangible assets	13	28,603	24,594
Goodwill	30	44,758	44,758
Restricted cash – non-current	15	11,004	1,575
Deferred tax assets	9(b)	2,992	1,994
Other non-current assets	19	46,273	21,082

		311,918	244,235

Current assets
Inventories	16	156,005	218,220
Contract assets	17(a)	92,597	82,826
Trade receivables	18	236,390	266,933
Prepayments and other receivables	18	74,459	192,530
Amounts due from related parties	33(d)	3,122	26,923
Subscription receivables	23(a)	—	43,924
Financial assets at FVTPL	20	1,218,524	317,042
Time deposits		1,057,292	2,550,279
Cash	21(a)	2,233,691	1,661,152
Restricted cash – current	15	1,393	10,194

		5,073,473	5,370,023

Total assets		5,385,391	5,614,258

DEFICIT IN EQUITY
Ordinary shares	28(a)	8	8
Series Seed-1 Preferred Shares	28(a)	5	5
Series Seed-2 Preferred Shares	28(a)	4	4
Series A Preferred Shares	28(a)	6	6
Share premium		1,061,570	1,104,120
Reserves	28(b)	1,140,635	2,110,151
Accumulated losses		(4,132,676)	(6,114,544)
Treasury shares	28(c)	(151,668)	(151,668)

Total deficit		(2,082,116)	(3,051,918)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position (continued)

(Expressed in thousands of RMB)

	Note	As of December 31,
		2022	2023
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities – non-current	22	35,864	22,309
Preferred shares and other financial instruments subject to redemption and other preferential rights	23	7,017,554	8,181,722
Put option liabilities	24	39,812	40,449
Deferred tax liabilities	9(b)	6,481	5,483
Other non-current liabilities	25	5,943	6,522

		7,105,654	8,256,485

Current liabilities
Trade payables	26	11,505	16,962
Other payables, deposits received and accrued expenses	26	217,195	271,306
Contract liabilities	17(b)	4,200	12,498
Lease liabilities – current	22	32,009	31,098
Amounts due to related parties	33(d)	24,832	77,827
Financial liabilities measured at FVTPL	27(b)	72,112	—

		361,853	409,691

Total liabilities		7,467,507	8,666,176

Total deficit and liabilities		5,385,391	5,614,258

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity for the year ended December 31, 2021

(Expressed in thousands of RMB)

	Note	Ordinary shares	Series Seed-1 Convertible Preferred Shares	Series Seed-2 Convertible Preferred Shares	Series A Convertible Preferred Shares	Share premium	Share-based compensation reserve	Translation reserve	Fair value reserve	Other reserves	Accumulated losses	Treasury shares	Total equity/ (deficit)
		(Note 28(a))	(Note 28(a))	(Note 28(a))	(Note 28(a))	(Note 28(a))	(Note 28(b)(i))	(Note 28(b)(ii))	(Note 28(b)(iii))	(Note 28(b)(iv))		(Note 28(c))
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2021		7	5	4	6	987,440	17,306	(4,458)	12,379	416,513	(1,831,095)	—	(401,893)

Changes in equity for 2021
Loss for the year		—	—	—	—	—	—	—	—	—	(1,007,251)	—	(1,007,251)
Fair value change of equity investment designated at FVOCI	31(e)	—	—	—	—	—	—	—	(8,213)	—	—	—	(8,213)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	20,709	—	—	—	—	20,709

Total comprehensive loss		—	—	—	—	—	—	20,709	(8,213)	—	(1,007,251)	—	(994,755)

Share-based compensation expenses	7	—	—	—	—	—	55,959	—	—	—	—	—	55,959
Conversion of convertible notes to convertible redeemable preferred shares	27(a)	—	—	—	—	—	—	—	—	2,616	—	—	2,616
Exercise of warrants to subscribe for convertible redeemable preferred shares	27(b)	—	—	—	—	—	—	—	—	404,624	—	—	404,624
Issuance of new ordinary shares	28(a)(v)	*	—	—	—	45,160	—	—	—	—	—	—	45,160
Issuance of new non-redeemable preferred shares	28(a)(v)	—	—	—	*	28,750	—	—	—	—	—	—	28,750
Repurchase of ordinary shares and non-redeemable preferred shares	28(c)	—	—	—	—	—	—	—	—	—	—	(126,457)	(126,457)
Cancellation of treasury shares	28(c)	*	—	—	—	(19,355)	—	—	—	—	—	19,355	—
Sales of treasury shares	28(c)	—	—	—	—	4,626	—	—	—	—	—	15,261	19,887
Business acquisition	30	—	—	—	—	—	—	—	(4,166)	—	4,166	—	—

		—	—	—	—	59,181	55,959	—	(4,166)	407,240	4,166	(91,841)	430,539

Balance as of December 31, 2021		7	5	4	6	1,046,621	73,265	16,251	—	823,753	(2,834,180)	(91,841)	(966,109)

*	Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity for the year ended December 31, 2022

(Expressed in thousands of RMB)

	Note	Ordinary shares	Series Seed-1 Convertible Preferred Shares	Series Seed-2 Convertible Preferred Shares	Series A Convertible Preferred Shares	Share premium	Share-based compensation reserve	Translation reserve	Other reserves	Accumulated losses	Treasury shares	Total equity/(deficit)
		(Note 28(a))	(Note 28(a))	(Note 28(a))	(Note 28(a))	(Note 28(a))	(Note 28(b)(i))	(Note 28(b)(ii))	(Note 28(b)(iv))		(Note 28(c))
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2022		7	5	4	6	1,046,621	73,265	16,251	823,753	(2,834,180)	(91,841)	(966,109)

Changes in equity for 2022
Loss for the year		—	—	—	—	—	—	—	—	(1,298,496)	—	(1,298,496)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	(177,575)	—	—	—	(177,575)

Total comprehensive loss		—	—	—	—	—	—	(177,575)	—	(1,298,496)	—	(1,476,071)

Share-based compensation expenses	7	—	—	—	—	—	325,429	—	—	—	—	325,429
Exercise of warrants to subscribe for convertible redeemable preferred shares	27(b)	—	—	—	—	—	—	—	79,512	—	—	79,512
Issuance of new ordinary shares	28(a)(vi)	1	—	—	—	13,442	—	—		—	—	13,443
Repurchase of ordinary shares	28(c)	—	—	—	—	—	—	—	—	—	(44,442)	(44,442)
Repurchase of redeemable preferred shares	28(c)	—	—	—	—	—	—	—	—	—	(20,358)	(20,358)
Sales of treasury shares	28(c)	—	—	—	*	1,507	—	—	—	—	4,973	6,480

		1	—	—	—	14,949	325,429	—	79,512	—	(59,827)	360,064

Balance as of December 31, 2022		8	5	4	6	1,061,570	398,694	(161,324)	903,265	(4,132,676)	(151,668)	(2,082,116)

*	Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity for the year ended December 31, 2023

(Expressed in thousands of RMB)

	Note	Ordinary shares	Series Seed-1 Convertible Preferred Shares	Series Seed-2 Convertible Preferred Shares	Series A Convertible Preferred Shares	Share premium	Share-based compensation reserve	Translation reserve	Other reserves	Accumulated losses	Treasury shares	Total equity/(deficit)
		(Note 28(a))	(Note 28(a))	(Note 28(a))	(Note 28(a))	(Note 28(a))	(Note 28(b)(i))	(Note 28(b)(ii))	(Note 28(b)(iv))		(Note 28(c))
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2023		8	5	4	6	1,061,570	398,694	(161,324)	903,265	(4,132,676)	(151,668)	(2,082,116)

Changes in equity for 2023
Loss for the year		—	—	—	—	—	—	—	—	(1,949,101)	—	(1,949,101)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	(73,323)	—	—	—	(73,323)

Total comprehensive loss		—	—	—	—	—	—	(73,323)	—	(1,949,101)	—	(2,022,424)

Share-based compensation expenses	7	—	—	—	—	—	931,784	—	—	—	—	931,784
Exercise of warrants to subscribe for non-redeemable preferred shares	27(b) 28(a)(viii)	—	—	—	*	31	—	—	111,055	—	—	111,086
Deemed distribution to a preferred shareholder	27(b)	—	—	—	—	—	—	—	—	(32,767)	—	(32,767)
Issuance of ordinary shares	28(a)(vii)	—	—	—	—	42,519	—	—	—	—	—	42,519

		—	—	—	—	42,550	931,784	—	111,055	(32,767)	—	1,052,622

Balance as of December 31, 2023		8	5	4	6	1,104,120	1,330,478	(234,647)	1,014,320	(6,114,544)	(151,668)	(3,051,918)

*	Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in thousands of RMB)

		For the year ended December 31,
	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Operating activities
Cash used in operations	21(b)	(506,667)	(670,381)	(474,890)

Net cash used in operating activities		(506,667)	(670,381)	(474,890)

Investing activities
Payments for purchase of property and equipment		(25,156)	(80,812)	(36,650)
Payments for purchase of intangible assets	13	(481)	(1,881)	(304)
Proceeds from disposal of property, equipment and intangible assets		1,254	2,166	1,903
Purchase of time deposits		(270,000)	(1,487,859)	(2,915,337)
Proceeds from maturity of time deposits		270,000	477,360	1,454,366
Payments for purchase of financial assets at FVTPL	31(e)	(520,273)	(2,041,173)	(1,965,328)
Proceeds from sales of financial assets at FVTPL	31(e)	1,075,029	929,785	2,925,265
Payment for a loan to an employee	18	—	—	(10,859)
Acquisition of a subsidiary, net of cash acquired	30	(69,470)	—	—

Net cash generated from/(used in) investing activities		460,903	(2,202,414)	(546,944)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

(Expressed in thousands of RMB)

		For the year ended December 31,
	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Financing activities
Proceeds from issuance of ordinary shares	28(a)	45,160	13,442	42,519
Proceeds from issuance of non-redeemable preferred shares	28(a)	28,750	—	31
Proceeds from sales of treasury shares	28(c)	19,887	6,480	—
Proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights	21(c)	2,683,290	2,163,410	485,262
Proceeds from issuance of financial liabilities measured at FVTPL	21(c)	107,095	143,829	—
Payment of capital element of lease liabilities	21(c)	(21,632)	(34,448)	(38,163)
Payment of interest element of lease liabilities	21(c)	(3,147)	(3,574)	(2,853)
Payment of listing expenses relating to the initial public offering		—	(284)	(720)
Payment of repurchase of redeemable preferred shares	28(c)	—	(59,825)	—
Repayment for put option liabilities	21(c)	(28,280)	—	—
Net changes in restricted cash for the issuance of bank loans		46,800	—	—
Payment for repurchase of ordinary shares and non-redeemable preferred shares	28(c)	(181,240)	(44,442)	—
Repayment of subscription price for the financial instruments subject to redemption and other preferential rights	23	—	—	(39,122)
Interest of loans and borrowings paid	21(c)	(2,422)	—	—
Repayment of loans and borrowings	21(c)	(91,208)	—	—

Net cash generated from financing activities		2,603,053	2,184,588	446,954

Net increase/(decrease) in cash		2,557,289	(688,207)	(574,880)
Cash as of January 1	21(a)	212,622	2,725,568	2,233,691
Effect of foreign exchange rate changes		(44,343)	196,330	2,341

Cash as of December 31	21(a)	2,725,568	2,233,691	1,661,152

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated)

1	General information and basis of presentation

(a)	General information

WeRide Inc. (the “Company”), an exempted company with limited liability, was incorporated in Cayman Islands under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, on March 13, 2017.

The Company is an investment holding company. The Company, through its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively referred to as the “Group”), is principally engaged in providing autonomous driving products and services. The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (the “PRC”).

(b)	VIE reorganization

Historically, the Company conducted its surveying and mapping in internet mapping service category and held the relevant license through Guangzhou Jingqi Technology Co., Ltd. (“Guangzhou Jingqi” or the “VIE”) and its subsidiaries, certain PRC operating entities incorporated in the PRC, in order to comply with the relevant PRC laws and regulations which prohibit or restrict control of entities involved in the provision of internet content restricted businesses. The Company had control over Guangzhou Jingqi via a series of contractual arrangements (“VIE Arrangements”) entered into among the Company’s wholly owned subsidiary, Guangzhou Wenyuan Zhixing Technology Co., Ltd. (“Guangzhou Wenyuan” or the “WOFE”), the VIE and the VIE’s nominee equity holders. Since early 2023, the Company underwent a reorganization (the “Reorganization”) to terminate the series of contractual arrangements by and among the Company’s WFOE, the VIE and its nominee shareholders, and the WFOE acquired 100% equity interest of the VIE and its subsidiaries at the consideration of RMB0.6 million. Upon the completion of the Reorganization in March 2023, the Company had control over Guangzhou Jingqi and its subsidiaries via legal ownership interests as opposed to contractual arrangements, and the Group terminated the surveying and mapping business of Guangzhou Jingqi and engaged a provider to conduct the surveying and mapping business in internet mapping service category. The above internal group reorganization has no impact on the Company’s consolidated financial statements.

(c)	VIE

Prior to the Reorganization as described in note 1(b), the Group was engaged in surveying and mapping businesses through the VIE and its subsidiaries.

The recognized and unrecognized revenue-producing assets that were held by the VIE primarily consisted of property and equipment, assembled workforce and the Internet Content Provider (“ICP”) licenses. The equity interests of Guangzhou Jingqi were legally held by three individuals, including 1) Dr. Tony Xu Han, the co-founder and controlling shareholder, chairman of the Board of Directors and Chief Executive Officer (“CEO”); 2) Mr. Li Zhang, the former Chief Operation Officer (“former COO”); and 3) Mr. Hua Zhong, the senior Vice President of Engineering. All the individual shareholders of the VIE were collectively referred to as “Nominee Shareholders” and acted as Nominee Shareholders of Guangzhou Jingqi on behalf of Guangzhou Wenyuan Zhixing Technology Co., Ltd. (“Guangzhou Wenyuan”), the Company’s wholly owned subsidiary (“WFOE”). A series of contractual agreements and arrangements, including Powers of Attorney, Exclusive Technology Consulting and Service Agreement, Equity Interest Pledge Agreement, Exclusive Option Agreement and Spousal Consent Letters, (collectively, the “VIE Agreements”), were entered into among the WFOE, the VIE and the Nominee Shareholders. Pursuant to the VIE Agreements, Nominee Shareholders had granted all their legal rights, including voting rights and disposition rights of their equity interests in the VIE, to the WFOE. The Nominee Shareholders did not participate significantly in income and loss and did not have the power to direct the activities of the VIE that most significantly impact their returns. Accordingly, the VIE was considered variable interest entity.

Under the Contractual Arrangements, the Company had the power to direct the management, financial and operating policies of the VIE, had exposure or rights to variable returns from its involvement with the VIE, and had the ability to use its power over the VIE to affect the amount of the returns. As a result, the VIE had been accounted for as consolidated subsidiary of the Company.

The principal terms of the VIE Agreements were further described below.

1)	Powers of Attorney

Pursuant to the powers of attorney executed by the Nominee Shareholders of the VIE, each of the Nominee Shareholders of the VIE irrevocably authorized the WFOE to act as their attorney-in-fact to exercise all of the rights as a shareholder, including, but not limited to, the right to (i) attend shareholders’ meeting and sign the relevant resolutions on behalf of the shareholder, (ii) exercise all shareholder’s rights under PRC laws and the articles of association of the VIE, such as the voting right, the rights to sale, transfer, pledge and dispose of all or part of the shareholder’s equity interest in the VIE, and (iii) designate and appoint the VIE’s legal representative, chairman of the board of directors, director, general manager and other senior management members on behalf of the shareholder. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the VIE.

2)	Equity Interest Pledge Agreements

Pursuant to equity interest pledge agreement, the Nominee Shareholders of the VIE have pledged 100% equity interests in the VIE to the WFOE to guarantee the performance of the obligations by the VIE and the Nominee Shareholders under the exclusive technology consulting and service agreement, the exclusive option agreement and the powers of attorney. If events of default occur, the WFOE, as the pledgee, to the extent permitted by PRC laws, may exercise the right to enforce the pledge, provided that a written notice is delivered. The Nominee Shareholders of the VIE also covenant that, without the prior written consent of the WFOE, they shall not transfer the pledged equity interests, create or allow any new pledge or other encumbrance of other type on the pledged equity interests. As of the date of this report, the Group has completed registering the equity pledges with the local branch of the State Administration for Market Regulation (“SAMR”) in accordance with relevant PRC laws and regulations.

3)	Spousal Consent

Pursuant to the spousal consent letters, each of the spouses of the applicable Nominee Shareholders of the VIE acknowledges and confirms the execution of the relevant equity interest pledge agreement, exclusive option agreement and powers of attorney, and unconditionally and irrevocably agrees that the equity interest in the VIE held by and registered in the name of their respective spouse will be disposed of pursuant to these agreements. In addition, each of them agrees not to assert any rights over the equity interest in the VIE held by their respective spouses. In addition, in the event that any of them obtains any equity interest in the VIE held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agree to enter into similar contractual arrangements, as amended and restated from time to time.

4)	Exclusive Technology Consulting and Service Agreement

Pursuant to the exclusive technology consulting and service agreement, the WFOE have the exclusive right to provide the VIE with technology consulting and services, including but not limited to technology research and development, technology application and implementation, staff training and technology consultations. Without the WFOE’s prior written consents, the VIE may not accept the same or similar service contemplated by the agreement provided by any third party during the term of the agreement. The VIE agree to pay the WFOE consulting and service fees at the total amount of the pre-tax profit, after deducting the necessary expenses, costs for business operations generated by the VIE, or an amount that is adjusted in accordance with the WFOE’s sole discretion based on the services and technologies provided by the VIE, the operating conditions and the plans of business development of the VIE. To guarantee the VIE’s performance, the Nominee Shareholders of the VIE have pledged all of their equity interests in the VIE to the WFOE pursuant to the equity interest pledge agreement. The exclusive technology consulting and service agreement has a term of ten years upon the date of execution, which will be automatically extended for another ten years upon the date of expiration, unless terminated in writing by the WFOE.

5)	Exclusive Option Agreement

Pursuant to the exclusive option agreement, each of the Nominee Shareholders of the VIE has irrevocably granted the WFOE, or any person or persons designated by the WFOE, an exclusive option to purchase all or part of the equity interests in the VIE held by the Nominee Shareholders. In addition, the VIE has granted each of the Nominee Shareholders of the VIE an exclusive option to purchase all or a part of the assets held by the VIE. The WFOE or persons designated by the WFOE may exercise such options to purchase equity interests in the VIE at the lowest price permitted under PRC laws, or assets of the VIE at the lower of the net book value and the lowest price permitted under PRC laws. The Nominee Shareholders further undertake that, without the prior written consent of the WFOE, the VIE will not, among other things, (i) supplement, change or amend the VIE’s articles of association, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) sell, transfer, mortgage, dispose of, or allow any new pledge or other encumbrance of other types on any assets of the VIE and any legal or beneficial interests in the business or revenues of the VIE, (iv) enter into any material contracts, except in the ordinary course of business, or (v) merge or consolidate the VIE with any other entity, acquire any other entity, or provide investment to any other entity. The exclusive option agreement will remain effective until all of the equity interests or assets of the VIE have been transferred to the WFOE and/or their designated person.

The Group relied on the VIE Agreements to operate and control the VIE. All the VIE Agreements were governed by the PRC laws and provided for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. In the opinion of management, taking into account the legal opinion obtained from the Group’s PRC legal counsel, the contractual arrangements described above were valid, binding and enforceable upon each party to such arrangements in accordance with its terms and applicable PRC laws currently in effect.

Summary financial information of the Group’s VIE, inclusive of VIE’s subsidiaries

The Group’s involvement with the VIE under the VIE Agreements affected the Group’s consolidated financial position, results of operations and cash flows as indicated below.

Upon the completion of the Reorganization in March 2023, the Group consolidated Guangzhou Jingqi and its subsidiaries via legal ownership interests as opposed to contractual arrangements. The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2021 and 2022, and consolidated revenue, net loss and cash flow information for the years ended December 31, 2021 and 2022, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries have been eliminated upon consolidation:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	49,548	27,443
Right-of-use assets	30,518	24,092
Intangible assets	30,134	26,114
Goodwill	44,758	44,758
Deferred tax assets	3,990	2,992
Other non-current assets	15,100	14,835

	174,048	140,234

Current assets
Inventories	2,644	756
Trade receivables	1,525	607
Prepayments and other receivables	25,698	9,499
Amounts due from related parties	3,148	620
Amounts due from the Company and its subsidiaries*	290,753	130,347
Time deposit	—	10,000
Cash	764,207	41,427

	1,087,975	193,256

Total assets	1,262,023	333,490

LIABILITIES
Non-current liabilities
Lease liabilities – non-current	13,855	7,724
Put option liabilities	39,184	39,812
Deferred tax liabilities	7,479	6,481
Other non-current liabilities	49,177	977

	109,695	54,994

Current liabilities
Trade payables	1,733	2,472
Other payables, deposits received and accrued expenses	21,284	69,301
Contract liabilities	942	—
Lease liabilities – current	10,341	11,257
Amounts due to the Company and its subsidiaries*	1,271,609	538,008

	1,305,909	621,038

Total liabilities	1,415,604	676,032

*	Amounts due from / to the Company and its subsidiaries represent the amounts due from / to WeRide Inc. and its wholly-owned subsidiaries, which are eliminated upon consolidation.

	For the year ended December 31,
	2021	2022
	RMB’000	RMB’000
Revenue	116,025	181,539
Loss for the year	(57,414)	(188,961)
Net cash generated from/(used in) operating activities	186,334	(68,652)
Net cash generated from/(used in) investing activities	246,762	(15,876)
Net cash generated from/(used in) financing activities	158,508	(638,252)
Net increase/(decrease) in cash	591,604	(722,780)
Cash at the beginning of the year	172,603	764,207
Cash at the end of the year	764,207	41,427

During the years presented, the Company and its wholly-owned subsidiaries provided financial support to the VIE that they were not previously contractually required to provide in the form of advances.

(d)	Basis of preparation

The Group has adopted December 31 as its financial year end date. These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standard Board (“IASB”). Material accounting policies adopted by the Group are disclosed below.

The IASB has issued a number of new and revised IFRSs that are first effective or available for early adoption for the annual accounting periods beginning on January 1, 2023. Note 1(d) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the year ended December 31, 2023 reflected in these consolidated financial statements.

The consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 comprise the Company, its subsidiaries and/or VIE.

The measurement basis used in the preparation of these consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

-	Other investments in debt and equity securities (see Note 2(g)); and

-	Financial liabilities measured at FVTPL (see Note (2(s)).

The preparation of these consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 3.

(e)	Changes in accounting policies

The IASB has issued the following amendments to IFRSs that are first effective for the accounting period beginning on January 1, 2023:

•	IFRS 17, Insurance contracts and amendments to IFRS17, Insurance contracts

•	Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of accounting policies

•	Amendments to IAS 12, Deferred tax related to assets and liabilities arising from a single transaction

•	Amendments to IAS 8, Definition of accounting estimates

None of these developments have had a material effect on how the Group’s results and financial position for the accounting period beginning on January 1, 2023 have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the accounting period beginning on January 1, 2023.

2	Material accounting policies

(a)	Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests’ proportionate share of subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and the consolidated statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate.

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2(h)(ii)).

(b)	Business combination

The Group accounts for business combinations using the acquisition method when control is transferred to the Group (see Note 2(a)). The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (see Note 2(c)). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(c)	Goodwill

Goodwill represents the excess of:

(i)

the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see Note 2(h)(ii)).

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(d)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)).

Gains or losses arising from the retirement or disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write-off the cost or valuation of items of property and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

- Leasehold improvement	Over the shorter of the useful lives of the assets

or lease terms of the associated properties

- Machinery	3-5 years

- Motor vehicles	5 years

- Office equipment and electronic equipment	3-5 years

Where parts of an item of property and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(e)	Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

As a lessee

Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)). Depreciation is calculated to write-off the cost using the straight-line method over their estimated useful lives using shorter of the useful lives of the underlying assets or lease terms.

The initial fair value of refundable rental deposits is accounted for separately from the right-of-use assets in accordance with the accounting policy applicable to investments in debt securities carried at amortized cost. Any difference between the initial fair value and the nominal value of the deposits is accounted for as additional lease payments made and is included in the cost of right-of-use assets.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification.

In the consolidated statements of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the years presented. The Group presents right-of-use assets and lease liabilities separately in the consolidated statements of financial position.

(f)	Intangible assets (other than goodwill)

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources and the intention to complete development. The expenditure capitalized includes the costs of materials, direct labor, and an appropriate proportion of overheads and borrowing costs, where applicable.

The Group determined that the expenditure on development activities incurred during the years presented did not meet the capitalization criteria, because, among others, the Group cannot demonstrate, at the time when the development expenditure was incurred, the development activities would generate probable future economic benefits. See Note 2(z).

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see Note 2(h)(ii)). Expenditure on internally generated goodwill and brands is recognized as an expense in the period in which it is incurred.

Amortization of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives. The following intangible assets with finite useful lives are amortized from the date they are available for use and their estimated useful lives are as follows:

- Software	10 years

- Patent	8 years

Both the period and method of amortization are reviewed annually.

Intangible assets are not amortized while their useful lives are assessed to be indefinite. Any conclusion that the useful life of an intangible asset is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

The useful lives of software are determined to be the shorter of the period of contractual rights or estimated period during which such software can bring economic benefits to the Group considering the different purposes, usage of the software and technological obsolescence.

The useful life of patent is determined based on the period of validity of patent protected by the relevant laws after considering the period of the economic benefits to the Group, technical obsolescence and estimates of useful lives of similar assets.

(g)	Other investments in debt and equity securities

The Group’s policies for investments in debt and equity securities, other than investments in subsidiaries and associates, are as follows:

(i)	Investments in other than equity investments

Non-equity investments held by the Group are investments in certain wealth management products managed by the banks that do not meet the criteria for being measured at amortized cost or FVOCI (recycling) and are classified into FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Changes in the fair value of the investments are recognized in profit or loss as “fair value changes of financial assets at FVTPL”.

(ii)	Equity investments

Investments in equity securities are recognized initially at fair value plus directly attributable transaction costs, except for those investments measured at FVTPL for which transaction costs are recognized directly in profit or loss. On initial recognition of the investment, the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognized in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve is transferred to retained earnings. It is not recycled through profit or loss. For an explanation of how the Group determines the fair value of financial instruments, see Note 31(e).

Dividends from an investment in equity securities, irrespective of whether classified as at FVTPL or FVOCI, are recognized in profit or loss as other income.

(h)	Credit losses and impairment of assets

(i)	Credit losses from financial instruments

-

The Group recognizes a loss allowance for expected credit losses (“ECLs”) on the financial assets measured at amortized cost (including cash and cash equivalents and trade and other receivables). Investments in debt instruments measured at FVTPL and equity securities measured at FVTPL or FVOCI, are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls for fixed-rate financial assets and trade and other receivables are discounted using the effective interest rate determined at initial recognition or an approximation thereof where the effect of discounting is material.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

- 12-month ECLs:	these are losses that are expected to result from possible default events within the 12 months after the end of each year presented; and

- lifetime ECLs:	these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the end of each year presented.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the end of each year presented with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when (i) the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or (ii) the financial assets is 90 days past due. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

-	failure to make payments of principal or interest on their contractually due dates;

-	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

-	an actual or expected significant deterioration in the operating results of the debtor; and

-	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at the end of each year presented to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Basis of calculation of interest income

Interest income recognized in accordance with Note 2(x)(iii) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At the end of each year presented, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

-	significant financial difficulties of the debtor;

-	a breach of contract, such as a default or past due event;

-	it becomes probable that the borrower will enter into bankruptcy or other financial reorganization;

-	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

-	the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(ii)	Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each year presented to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

-	goodwill;

-	intangible assets;

-	property and equipment;

-	right-of-use assets;

-	other non-current assets; and

-	investments in subsidiaries in the Company’s statement of financial position.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill and intangible assets that are not yet available for use, the recoverable amount is estimated annually whether or not there is any indication of impairment.

-	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit (“CGU”)). A portion of the carrying amount of a corporate asset (for example, head office building) is allocated to an individual CGU if the allocation can be done on a reasonable and consistent basis, or to the smallest group of CGU if otherwise.

-	Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the CGU to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGU) and then, to reduce the carrying amount of the other assets in the unit (or group of CGU) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

-	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(i)	Inventories

Inventories are assets which are held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost method and comprises the purchase cost of goods after deducting discounts from suppliers.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated cost necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as cost of revenue in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as cost of revenue in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as cost of revenue in the period in which the reversal occurs.

(j)	Restricted cash

Bank balances that are restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated statements of financial position.

The Group’s restricted cash includes secured deposit held in designated bank accounts for the payment of the rentals and credit card.

(k)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(h)(i).

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior State Administration of Foreign Exchange, or SAFE approval as long as certain procedural requirements are fulfilled. Therefore, mainland China subsidiaries of the Company are allowed to pay dividends in foreign currencies to the Company without prior SAFE approval by following the applicable procedural requirements. However, current PRC regulations permit mainland China subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Mainland China subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, mainland China subsidiaries of the Company have not paid dividends to the Company, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

(l)	Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due.

Trade receivables are initially measured at their transaction price and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost using the effective interest method and including allowance for credit losses (see Note 2(h)(i)).

(m)	Trade and other payables

Trade and other payables are initially recognized at fair value. Subsequently to initial recognition, trade and other payables are stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.

(n)	Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2(aa)).

(o)	Contract assets and contract liabilities

A contract asset is recognized when the Group recognizes revenue (see Note 2(x)) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit losses (ECL) in accordance with the policy set out in Note 2(h)(i) and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2(l)).

A contract liability is recognized when the customer pays consideration before the Group recognizes the related revenue (see Note 2(x)). A contract liability is also recognized if the Group has an unconditional right to receive consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable is recognized (see Note 2(l)).

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2(x)(iii)).

(p)	Ordinary shares

Ordinary shares and non-redeemable preferred shares are classified as equity, because they bear discretionary dividends, do not contain any obligations to deliver cash or other financial assets and do not require settlement in a variable number of the Group’s equity instruments. Preferred shares and other financial instruments subject to redemption and other preferential rights are classified as liabilities (see Note 2(q)).

(q)	Preferred shares and other financial instruments subject to redemption and other preferential rights

(i)	Convertible redeemable preferred shares

The redemption features in the preferred shares give rise to financial liabilities as under these features, the preferred shares are redeemable in cash at the option of the shareholders in case of the occurrence of triggering events that are beyond the control of the Company and the holders of the preferred shares.

The liabilities resulting from these contingent redemption obligations are measured at the present value of the redemption amount. When there are different possible redemption scenarios with different present values of the redemption amounts, the carrying amount of the liabilities are measured at the highest present value of redemption amount that could be triggered by the contingent redemption events. Under the “worst case” approach, the changes in the carrying amount of the liabilities are recognized in profit or loss.

If the preferred shares are converted into ordinary shares, the carrying amount of the financial liabilities is transferred to share capital and share premium.

(ii)	Other financial instruments subject to redemption and other preferential rights

The Group enters into a series of agreements with certain investors, under which the Group and the investors commit to issue/subscribe for the convertible redeemable preferred shares upon the occurrence of specified continent events (i.e. obtaining regulator’s approval and completion of the foreign exchange registration procedures for the overseas direct investments (“ODI”)). The investors have paid the subscription price upfront upon signing the agreements. Such commitments to issue/subscribe for the convertible redeemable preferred shares are referred as the other financial instruments subject to redemption and other preferential rights (the “other financial instruments”). The convertible redeemable preferred shares would give rise to financial liabilities as mentioned in 2(q)(i) above, when they are issued. As the issuance of the convertible redeemable preferred shares is conditional on the occurrence of the specified contingent events that are beyond the control of both the Group and counterparties, the Group recognizes such financial instruments as financial liabilities.

These liabilities are measured at the present value of the redemption amount in accordance with 2(q)(i). Any changes in the carrying amount of these financial instruments issued to investors are recorded in profit or loss as “changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights”.

(r)	Treasury shares

When ordinary shares and non-redeemable preferred shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

(s)	Financial liabilities measured at FVTPL

(i)	Convertible notes

Convertible notes issued to investors can be converted into preferred shares at the option of the holders. The convertible notes contain both a debt component and an embedded derivative component to be convertible into liabilities-classified preferred shares, and are measured at fair value through profit or loss in their entirety.

(ii)	Warrant liabilities

Warrant liabilities arise from the warrants granted by the Group under which the holders have the rights to subscribe for the Group’s preferred shares at a predetermined price during a specific period. Warrant liabilities are measured at fair value, with changes in fair value being recognized in profit or loss.

(t)	Put option liabilities

Put option liabilities represent the present value of liabilities in relation to put options granted to non-controlling shareholders of the Group’s subsidiary. Under the put option clauses, the non-controlling shareholders have right to sell their equity interest to the subsidiary at a pre-agreed price on the occurrence of some certain events that are beyond the Group’s control.

(u)	Employee benefits

(i)	Short-term employee benefits

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Contributions to defined contribution plans

Pursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in mainland China participate in a defined contribution basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

(iii)	Share-based compensation

The Company operates a share incentive plan for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based awards, whereby employees render services as consideration for equity instruments (“share-based compensation”).

For share-based compensation expenses, the fair value of share-based awards granted to employees is recognized as an employee cost with a corresponding increase in a share-based compensation reserve within equity. The fair value is measured at grant date using the binomial options pricing model, taking into account the terms and conditions upon which the share-based awards were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share-based awards, the total estimated fair value of the share-based awards is spread over the vesting period, taking into account the probability that the share-based awards will vest.

During the vesting period, the number of share-based awards that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the equity-settled share-based compensation reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share-based awards that vest (with a corresponding adjustment to the share-based compensation reserve). The amount is recognized in the share-based compensation reserve until the share-based award is exercised or expires. When the option is exercised, the equity amount in such reserve becomes part of the amount recognized in share capital for the shares issued. When the share-based award expires, the equity amount in such reserve is released directly to retained profits.

If the Company repurchases vested share-based awards, the payment made to the employee shall be accounted for as a deduction from equity, except to the extent that the payment exceeds the fair value of the share-based awards repurchased, measured at the repurchase date. Any such excess shall be recognised as an expense.

(iv)	Termination benefits

Termination benefits are recognized when the Group can no longer withdraw the offer of those benefits.

(v)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the years presented, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the years presented. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each year presented and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

-	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

-	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

-	the same taxable entity; or

-

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

The group recognized deferred tax assets and deferred tax liabilities separately in relation to its lease liabilities and right-of-use assets.

(w)	Provisions and contingent liabilities

Provisions are recognized when the Group has a legal or constructive obligation as a result of past events; it is probable that an outflow of economic benefits will be required to settle the obligation; and the amount has been reliably estimated. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Where some of the expenditure required to settle a provision is expected to be reimbursed by another party, a separate asset is recognized of any expected reimbursement that would be virtually certain. The amount recognized for the reimbursement is limited to the carrying amount of the provision.

(x)	Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of goods or the provision of services from contracts with customers.

Revenue is recognized when control over a good or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value-added tax (“VAT”) or other sales taxes and is after deduction of any trade discounts.

Control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides the benefits received and consumed simultaneously by the customer;

•	creates or enhances an asset that the customer controls as the Group performs; or

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the performance by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods or services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates the transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the observable prices charged to customers when the Group sells that good or service separately. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of information. Assumptions and estimations have been made in estimating the standalone selling price, and changes in those assumptions and estimates may impact the revenue recognition.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer and that right is conditional on something other than the passage of time. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The Group allows customers return goods only when the goods are defective.

The Group has taken advantage of the practical expedient and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less. The contracts with customers generally do not include significant financing components or variable consideration.

Warranty obligations

The Group provides customers with a standard warranty of three to five years that covers fixing of defects and hardware component failures to ensure that the autonomous driving vehicles will function in accordance with the agreed-upon specifications. The Group assessed that this standard warranty is an assurance type warranty. In addition, subject to the product liability related laws and regulations in the jurisdictions where the Group’s products and services are offered, the Group is obliged to pay compensation if its products cause harm or damage. The Group accounts for such obligation and the standard warranty in accordance with Note 2(w).

The Group also offers an option to the customers to purchase a warranty for an extended period. The Group assessed such extended warranty is a service type warranty and accounts for it as a distinct performance obligation. Transaction price allocated to the extended warranty is recognized as revenue over the extended warranty period. See Note 2(x)(ii).

The Group generates revenue from (i) the sales of L4 autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites; and (ii) the provision of L4 autonomous driving and advanced driver-assistance system (“ADAS”) services, including the provision of L4 operational and technical support services as well as ADAS research and development services.

Details of the Group’s accounting policies for revenue and other income sources are as follows:

(i)	Sales of L4 autonomous driving vehicles

The Group sells autonomous driving vehicles to customers with provision of landing deployment services to make the autonomous driving vehicles operational on the roads specified by the customers. Landing deployment services include setting-up vehicles with collected and labeled maps, performing road testing, adapting cloud service for autonomous functions to make the autonomous driving vehicles run on specific roads and reach the certain customer-specific technical metrics and autonomous functions.

The Group has determined that the autonomous driving vehicles and the landing deployment services are highly interdependent and should therefore be combined as a single performance obligation. In this connection, the Group’s contractual promise to customers of autonomous driving vehicles is to sell specialized autonomous driving vehicles that are optimized to provide public transportation service on specific roads meeting the customers’ specifications. Without the landing deployment services, autonomous driving vehicles cannot be operated on the specific roads and reach the required technical metrics and autonomous functions designated by the customers and the Group will not be able to fulfil its promise in the contracts. Given that autonomous driving technology is an emerging technology and is characterized by a significant number of technical challenges and uncertainties, some of these are customer-specific, the performance risk of delivering autonomous driving vehicles is inseparable from the completion of the landing deployment service depending various road conditions and level of consumer acceptance. Accordingly, the benefit obtained by the customers from the autonomous driving vehicles is highly dependent on the successful completion of the landing deployment services by the Group, and the Group has combined autonomous driving vehicles and landing deployment services are accounted for as a single performance obligation. Revenue is recognized at a point in time when the autonomous driving vehicles have been accepted by the customers upon the completion of the landing deployment services by the Group.

The Group assesses that it has obtained control over the vehicles manufactured by its OEM partners once the vehicles are delivered to and accepted by the Group. Specifically, from that point of time, the Group has the ability to direct the use of the vehicles, including installing the Group’s autonomous driving sensor suites onto the vehicles and then selling the vehicles to another party (i.e. the Group’s customers) as the Group decides, and thereby obtaining substantially all of the remaining benefits from the vehicles via such sales. In addition, the sale of the vehicles and the provision of the landing deployment services have been combined as a single performance obligation, which means that the Group combines the vehicles manufactured by its OEM partners with its landing deployment service to produce specialized and optimized vehicles that can run on specific roads and reach the required technical metrics and autonomous functions specified by customers. As such, the Group had determined that it is a principal for the sales of autonomous driving vehicles.

The Group sells sensor suites that combine software and hardware and can be directly applied in a wide range of vehicles. Revenue from the sales of sensor suites is recognized generally at a point in time when the products are delivered to and are accepted by customers. When the Group has a right to repurchase the sensor suites from the customer, the Group does not recognize revenue until the repurchase right no longer exists, which is generally the point in time when the customer consumes or resells the products to another party.

(ii)	Provision of L4 autonomous driving and ADAS services

The Group provides optional operational assistance services to assist the customers in operating the autonomous driving vehicles for a specified period after acceptance, extended warranty of maintenance services and technical support services to enhance the autonomous driving functions based on the customer’s specifications. These optional services are accounted for as separate performance obligations. Revenue from the provision of these optional services is recognized over the service period, which vary from several months to one year, using an input method.

In some circumstances, the Group also provides technical support services for the sensor suites based on customer’s request. The sale of sensor suites and provision of technical support services are accounted for as separate performance obligations as they are capable of being distinct and are separately identifiable. Revenue from the provision of technical support services is recognized over the service period, which is generally three years, using an input method.

Commencing in 2022, the Group provides customized ADAS research and development services for automotive customers based on automotive customers’ specific requirement. Revenue from the provision of these services is recognized over time since the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. Such revenue is recognized by measuring the progress towards complete satisfaction of the performance obligation using input method, which is based on the proportion of the costs incurred for the work performed to date relative to the estimated total costs to complete the contract.

Generally, the Group’s contracts with its customers do not include any variable consideration. One exception is for the contract in relation to the ADAS research and development services, under which the

Group is entitled to royalties from the customer based on the amount of actual sales made by that customer above a minimum sales threshold. The Group estimates the amount of royalties using the most likely amount method and includes the estimated amount in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the royalties is subsequently resolved. Based on the Group’s estimate, no revenue has been recognized in relation to such variable consideration for the years ended December 31, 2021, 2022 and 2023 due to the uncertainty to achieve the minimum sales threshold. At the end of each subsequent reporting period, the Group updates the estimate and therefore the transaction price accordingly.

To some extent, the Group arranges for certain ADAS services where it assists its customers in finding a provider to complete such services requested by the customers. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide such services, nor does the Group have the ability to control the related services. The Group earns a service fee, which is the difference between the amount paid by the customers to the Group and the amount paid to the service provider by the Group. Receivables from payments made on behalf of customers represented the amount paid to service provider in advance by the Group on behalf of its customers, see Note 18.

(iii)	Interest income

Interest income is recognized using the effective interest method.

(iv)	Government grants

Government grants are recognized in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(y)	Foreign currency translation

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the years presented. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. The transaction date is the date on which the Group initially recognizes such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.

The results of foreign operations are translated into RMB at the average exchange rates for the period. Statement of financial position items are translated into RMB at the foreign exchange rates at the end of the years presented. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

(z)	Research and development expenses

Research and development expenses are expensed as incurred during the years presented. Research and development costs consist primarily of personnel-related expenses associated with engineering personnel and consultants responsible for the design, development and testing of the Group’s autonomous driving technology platform and autonomous driving vehicles, depreciation of equipment used in research and development and allocated overhead costs.

The Group determined that the expenditure on development activities incurred during the years presented did not meet the capitalization criteria, because, among others, the Group cannot demonstrate, at the time when the development expenditure was incurred, the development activities would generate probable future economic benefits.

Autonomous driving technology is an emerging technology and has potential to be applied in a wide range of different use cases. The Group faces significant challenges and uncertainty as to whether it can successfully develop and, more importantly, commercialize its autonomous driving technology platform and autonomous driving vehicles, due to expectations for better-than-human driving performance, considerable capital requirements, long lead time in development, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image and real-world operation of an entirely new technology. While certain autonomous driving use cases are already in the early stages of commercialization and the Group started to generate revenue since 2020, as the Group’s development activities moved on to cater for more challenging use cases involving more complex road conditions, the level of uncertainties from the above sources would remain high. As such, the Group cannot demonstrate these activities would generate probable future economic benefits.

(aa)	Borrowing costs

Borrowing costs are expensed in which they are incurred.

(bb)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.

(cc)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3	Accounting estimates and judgments

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Fair value of warrant liabilities

The Group measures the warrant liabilities (Note 2(s)(ii)) at fair value. There are no quoted prices in an active market, the fair value of warrant liabilities are established with the assistance of an independent valuer using generally accepted valuation techniques. The assumptions adopted by the independent valuer in the valuation models make maximum use of market inputs. However, it should be noted that some inputs, such as the fair value of the Company’s ordinary shares and the estimated probability of the occurrence of triggering events, require management estimates. Management’s estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of warrant liabilities.

(b)	Share-based compensation

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted and at the end of each year presented, respectively. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. The Group also has to estimate the vesting periods of the share awards which is variable and subject to an estimate of when an initial public offering of the Group will occur. The assumptions and models used for estimating the fair value of share-based compensation are disclosed in Note 29.

4	Segment reporting

For the purpose of resources allocation and performance assessment, the chief operating decision maker (“CODM”) reviews the overall results and financial position of the Group as a whole. Accordingly, the Group has only one operating segment and no further discrete financial information nor analysis of this single segment is presented.

Geographic information

The Company is an investment holding company and the principal place of the Group’s business operation is in the PRC. For the purpose of segment information disclosures under IFRS 8, the Group regards the PRC as its place of domicile. No geographical information is presented as the Group’s revenue and non-current assets are predominately generated/located in the PRC.

5	Revenue

The principal activities of the Group are (i) the sales of L4 autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites, and (ii) the provision of L4 autonomous driving and ADAS services, including the provision of L4 operational and technical support services as well as ADAS research and development services.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers by major products or service lines and timing of revenue recognition are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Disaggregated by major products or service lines:

Sales of L4 autonomous driving vehicles	101,597	337,717	54,190
Provision of L4 autonomous driving and ADAS services	36,575	189,826	347,654

	138,172	527,543	401,844

Timing of revenue recognition

Point in time	101,597	337,717	54,190
Over time	36,575	189,826	347,654

	138,172	527,543	401,844

The major customers, which individually contributed more than 10% of total revenues of the Group for the years ended December 31, 2021, 2022 and 2023, are listed as below:

	For the year ended December 31,
	2021	2022	2023
Customer A	*	30%	55%
Customer B	13%	*	*
Customer C	11%	*	*
Customer D	16%	*	*
Customer E	*	12%	*
Customer F	*	18%	*
Customer G	35%	11%	*

*	represents that the amount of aggregated revenue from such customer is individually less than 10% of the total revenue for respective year.

(ii)	Revenue expected to be recognized in the future arising from contracts with customers in existence as of the reporting date

As of December 31, 2023, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts was RMB263.8 million (2022:

RMB401.5 million, 2021: nil). This amount represents revenue expected to be recognized in the future from operational services and ADAS research and development services contracts entered into by the customers with the Group. The Group will recognize the expected revenue in future when or as the work is completed, which is expected to occur over the next 12 to 24 months.

The Group has applied the practical expedient in paragraph 121(a) of IFRS 15 such that the above information does not include any remaining performance obligations are part of a contract that has an original expected duration of one year or less. The above information also does not include any amount of royalties under an arrangement with a customer as described in Note 2 (x)(ii).

6	Other net income

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Government grants	14,483	19,658	14,399
Net loss on disposal of non-current assets	(3,972)	(950)	(1,087)
Others	264	588	2,438

	10,775	19,296	15,750

7	Expenses by nature

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Payroll and employee benefits (Note 7(i))	369,663	802,355	1,497,459
Cost of inventories (Note 16(b))	77,383	192,523	34,138
Depreciation and amortization (Note 7(ii))	65,823	86,552	89,610
Professional services fee	30,277	63,811	46,918
Service fee from a related party (Note 33)	—	30,274	111,532
Outsourcing service fee	21,830	27,834	43,239
Utilities and property management fee	27,920	38,210	31,978
Others	56,138	72,814	88,705

Total cost of revenue, research and development expenses, administrative expenses and selling expenses	649,034	1,314,373	1,943,579

Notes:

(i) Payroll and employee benefits:
Salaries, allowances, bonus and benefits in kind	298,801	460,221	544,968
Contributions to defined contribution retirement plan	14,903	16,705	20,707
Share-based compensation expenses (Note 29)	55,959	325,429	931,784

	369,663	802,355	1,497,459

(ii) Depreciation and amortization:
Property and equipment (Note 11)	41,331	50,519	49,090
Right-of-use assets (Note 12)	22,375	31,748	36,205
Intangible assets (Note 13)	2,117	4,285	4,315

	65,823	86,552	89,610

8	Other finance costs

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Interest on loans and borrowings (Note 21(c))	2,422	—	—
Interest on lease liabilities (Note 21(c))	3,147	3,574	2,853
Changes in the carrying amount of put option liabilities (Note 21(c))	1,348	628	637

	6,917	4,202	3,490

9	Income tax

(a)	Taxation in the consolidated statements of profit or loss represents:

The Group had no current income tax expense for the years ended December 31, 2021, 2022, as the entities in the Group had no taxable income in the respective year. The Group provided the current income tax expense of RMB2.9 million for the year ended December 31, 2023 represented a withholding tax levied at 10% on interest income earned by the Group’s subsidiary in Hong Kong which is a non-PRC resident according to the relevant rules and regulations of the PRC mainland.

Reconciliation between tax expense and accounting loss at applicable tax rates:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loss before taxation	(1,007,251)	(1,298,496)	(1,946,235)

Notional tax benefit on loss before taxation, calculated at the rates applicable to losses in the jurisdictions concerned	(85,813)	(102,152)	(292,888)
Tax effect of share-based compensation expenses	10,276	61,106	205,417
Tax effect of additional deduction on research and development expenses	(43,056)	(77,371)	(144,071)
Tax effect of preferential income tax rate applicable to subsidiaries	—	19,396	47,479
Tax effect of withholding tax on interest income (Note (iv))	—	—	2,826
Tax effect of unused tax losses and deductible temporary differences not recognized	118,593	99,021	184,103

Income tax	—	—	2,866

Notes:

(i)	Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

(ii)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary in Hong Kong is subject to Hong Kong Profits Tax at the rate of 16.5% of the estimated assessable profit generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first Hong Kong Dollar (“HKD”) 2.0 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. No provision for Hong Kong Profits Tax has been made, as the subsidiary of the Group incorporated in Hong Kong did not have assessable profits which are subject to Hong Kong Profits Tax during the years ended December 31, 2021, 2022 and 2023.

(iii)	the U.S.

Under the United States Internal Revenue Code, the subsidiary of the Group established in the U.S. is subject to a unified Federal CIT rate of 21% and state income and franchise tax of 8.84%,

(iv)	the PRC

Under the PRC Corporate Income Tax (“CIT”) Law, the subsidiaries of the Group established in the PRC and the VIE are subject to a unified statutory CIT rate of 25%, unless otherwise specified.

Guangzhou Wenyuan has obtained approval from the tax bureau to be taxed as an enterprise with advanced and new technologies for the period from the calendar years from 2022 to 2024 and therefore enjoyed a preferential PRC CIT rate of 15% for the years ended 31 December 2022 and 2023.

Interest income derived by the Group’s subsidiary in Hong Kong from the PRC mainland is subject to CIT on a withholding basis at rate of 10%.

No provision for tax has been made for the years ended December 31, 2021, 2022 and 2023 as the Company and its subsidiaries and VIE have either sustained loss for tax purpose or their unused tax losses were sufficient to cover their estimated assessable profits for the year.

(b)	Deferred tax assets and liabilities recognized

(i)	Movements of each component of deferred tax assets and liabilities:

	Assets			Liabilities
	Tax losses	Lease liabilities	Total	Fair value adjustments in connection with the acquisition of subsidiaries	Right-of-use assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax arising from:
As of January 1, 2022	4,054	9,794	13,848	(7,479)	(9,858)	(17,337)
(Charged) /credited to profit or loss	(903)	(2,721)	(3,624)	998	2,626	3,624

As of December 31, 2022	3,151	7,073	10,224	(6,481)	(7,232)	(13,713)
(Charged) /credited to profit or loss	(370)	658	288	998	(1,286)	(288)

As of December 31, 2023	2,781	7,731	10,512	(5,483)	(8,518)	(14,001)

(ii)	Reconciliations to the statement of financial position:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Net deferred tax assets in the consolidated statement of financial position	2,992	1,994
Net deferred tax liabilities in the consolidated statement of financial position	(6,481)	(5,483)

(c)	Deferred tax assets not recognized

The Group has not recognized deferred tax assets in respect of cumulative tax losses, including deductible temporary differences, whose expiry dates are:

	As of December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Within 1 year	27,591	18,072	11,174
More than 1 year but within 5 years	661,648	426,554	882,111
More than 5 years	1,019,431	1,517,662	2,155,315

	1,708,670	1,962,288	3,048,600

Management is of opinion that it is not probable that future taxable profits against which the losses above can be utilised will be available in the relevant tax jurisdiction and entity.

(d)	Deferred tax liabilities not recognized

As of December 31, 2022 and 2023, there were no deferred tax liabilities not recognized.

10	Loss per ordinary share

(a)	Basic loss per ordinary share

The calculation of basic loss per ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by weighted-average number of ordinary shares outstanding.

The weighted average number of ordinary shares for the purpose of basic loss per share during the years presented has been retrospectively adjusted for the share split pursuant to the shareholders’ resolution passed in April 2021 (Note 28(a)(ii)), whereby each ordinary share with par value of USD0.0001 was subdivided into 10 ordinary shares with a par value of USD0.00001.

(i)	Weighted average number of ordinary shares for the purpose of basic loss per ordinary share

	For the year ended December 31,
	2021	2022	2023
	Number of shares ’000	Number of shares ’000	Number of shares ’000
Issued ordinary shares	103,065	103,850	103,850
Effect of ordinary shares issued	3,031	897	894
Effect of ordinary shares repurchased	(2,154)	(332)	—
Effect of ordinary shares cancelled	(2,808)	—	—

Weighted average number of ordinary shares for the year	101,134	104,415	104,744

(ii)	Calculations of basic loss per ordinary share

	For the year ended December 31,
	2021	2022	2023
Loss attributable to ordinary equity shareholders of the Company (in RMB’000)	(1,007,251)	(1,298,496)	(1,981,868)
Weighted average number of ordinary shares in issue (in ’000)	101,134	104,415	104,744
Basic loss per share (in RMB)	(9.96)	(12.44)	(18.92)

(b)	Diluted loss per ordinary share

Diluted loss per ordinary share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per share during the years ended December 31, 2021, 2022 and 2023 as: 1) preferred shares and other financial instruments subject to redemption and other preferential rights issued by the Company (Note 23); 2) non-redeemable preferred shares (Note 28); 3) the share options (Note 29); and 4) financial liabilities measured at FVTPL (Note 27) were not potential dilutive ordinary shares as the effect would be anti-dilutive.

11	Property and equipment

	Leasehold improvement	Office equipment and electronic equipment	Machinery	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
As of January 1, 2022	29,293	21,148	103,327	29,231	634	183,633
Additions	4,550	47,154	10,367	14,188	4,211	80,470
Transfer in/(out)	—	—	3,365	1,434	(4,799)	—
Disposals	—	(162)	(3,067)	(7,275)	—	(10,504)
Effect of movement in exchange rates	1,654	455	3,275	671	2	6,057

As of December 31, 2022	35,497	68,595	117,267	38,249	48	259,656

Additions	3,633	19,563	11,185	1,884	142	36,407
Disposals	—	(291)	(4,119)	(5,519)	—	(9,929)
Effect of movement in exchange rates	332	100	694	165	1	1,292

As of December 31, 2023	39,462	87,967	125,027	34,779	191	287,426

Accumulated depreciation:
As of January 1, 2022	(12,233)	(12,099)	(60,983)	(13,267)	—	(98,582)
Depreciation	(7,231)	(10,463)	(25,213)	(7,612)	—	(50,519)
Disposals	—	90	1,987	5,311	—	7,388
Effect of movement in exchange rates	(944)	(411)	(2,373)	(337)	—	(4,065)

As of December 31, 2022	(20,408)	(22,883)	(86,582)	(15,905)	—	(145,778)

Depreciation	(8,651)	(20,964)	(12,709)	(6,766)	—	(49,090)
Disposals	—	106	2,786	4,047	—	6,939
Effect of movement in exchange rates	(251)	(88)	(502)	(82)	—	(923)

As of December 31, 2023	(29,310)	(43,829)	(97,007)	(18,706)	—	(188,852)

Carrying amounts:
As of December 31, 2022	15,089	45,712	30,685	22,344	48	113,878

As of December 31, 2023	10,152	44,138	28,020	16,073	191	98,574

12	Right-of-use assets

	Property	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000
Cost
As of January 1, 2022	124,111	8,734	132,845
Additions	6,649	—	6,649
Derecognition	(1,179)	—	(1,179)
Effect of movement in exchange rates	2,665	—	2,665

As of December 31, 2022	132,246	8,734	140,980

Additions	23,271	—	23,271
Derecognition	(6,035)	—	(6,035)
Effect of movement in exchange rates	585	—	585

As of December 31, 2023	150,067	8,734	158,801

Accumulated depreciation:
As of January 1, 2022	(42,572)	(2,012)	(44,584)
Charge for the year	(30,035)	(1,713)	(31,748)
Derecognition	1,179	—	1,179
Effect of movement in exchange rates	(1,417)	—	(1,417)

As of December 31, 2022	(72,845)	(3,725)	(76,570)

Charge for the year	(34,630)	(1,575)	(36,205)
Derecognition	6,035	—	6,035
Effect of movement in exchange rates	(403)	—	(403)

As of December 31, 2023	(101,843)	(5,300)	(107,143)

Carrying amounts:
As of December 31, 2022	59,401	5,009	64,410

As of December 31, 2023	48,224	3,434	51,658

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Properties	21,335	30,035	34,630
Vehicles	1,040	1,713	1,575

	22,375	31,748	36,205

Interest on lease liabilities (Note 8)	3,147	3,574	2,853
Expense relating to short-term leases and other leases with remaining lease term ending on or before December 31	620	1,366	933

	26,142	36,688	39,991

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 21(d) and Note 22, respectively.

Notes:

(i)	Properties

The Group leases properties for its offices and parking space. The leases of offices and parking space typically run for a period of one to five years.

(ii)	Vehicles

The Group leases vehicles under financing lease, with lease terms of five years.

13	Intangible assets

	Patent	Software	Total
	RMB’000	RMB’000	RMB’000
Cost
As of January 1, 2022	31,900	2,267	34,167
Purchases	—	1,881	1,881
Effect of movement in exchange rates		103	103

As of December 31, 2022	31,900	4,251	36,151

Purchases	—	304	304
Disposals	—	(101)	(101)
Effect of movement in exchange rates	—	20	20

As of December 31, 2023	31,900	4,474	36,374

Accumulated amortization:
As of January 1, 2022	(1,994)	(1,179)	(3,173)
Amortization	(3,988)	(297)	(4,285)
Effect of movement in exchange rates	—	(90)	(90)

As of December 31, 2022	(5,982)	(1,566)	(7,548)

Amortization	(3,987)	(328)	(4,315)
Disposals	—	101	101
Effect of movement in exchange rates	—	(18)	(18)

As of December 31, 2023	(9,969)	(1,811)	(11,780)

Carrying amounts:
As of December 31, 2022	25,918	2,685	28,603

As of December 31, 2023	21,931	2,663	24,594

14	Goodwill

The Group’s goodwill arising from the business acquisition in 2021 is described in Note 30. As the acquisition gives an extra boost to the Group’s research and development capabilities, the business of the acquired companies is integrated into the Group’s businesses to provide autonomous driving technology related solutions after the business acquisition. The Group has determined that the overall business constitutes one single CGU, named Auto-driving CGU. All the goodwill has been allocated to the Auto-driving CGU.

Impairment test of goodwill

The recoverable amounts of the Auto-driving CGU are determined based on the higher of value-in-use and the fair value less costs of disposal. These calculations use cash flow projections based on financial budgets approved by the management covering a period of five years. Cash flows beyond the budget period are extrapolated using an estimated growth rate of 3% which is consistent with long-term average growth rates for the business in which the Auto-driving CGU operates. The cash flows are discounted using a discount rate of 20%. The discount rate used is pre-tax and reflects specific risks relating to the Auto-driving CGU.

Based on the impairment test performed, the recoverable amount of the Auto-driving CGU exceeded the carrying amount as of December 31, 2022 and 2023. Therefore, management determined that goodwill was not impaired as of December 31, 2022 and 2023. Based on the management’s expectations reasonably possible changes in key assumptions disclosed above would not cause the carrying amount of the Auto-driving CGU to exceed its recoverable amount.

15	Restricted cash

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Non-Current
Deposits for renting office (Note (i))	11,004	1,575

Current
Deposits for renting office (Note (i))	—	6,537
Credit card and other deposits	1,393	3,657

	1,393	10,194

Notes:

(i)	Deposits for renting office represents cash held in collateral bank accounts in the U.S. with designated usage of deposits for renting office.

16	Inventories

(a)	Inventories in the consolidated statements of financial position comprise:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Production supplies	49,024	58,151
Work in progress (Note (i))	106,981	160,069

	156,005	218,220

Note:

(i)	Work in progress represents vehicles in the process of deployment for sale.

(b)	The analysis of the amount of inventories recognized as cost of revenue and included in profit or loss is as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Carrying amounts of inventories sold	77,383	192,523	27,739
Write down of inventories	—	—	6,399

	77,383	192,523	34,138

17	Contract assets and contract liabilities

(a)	Contract assets

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Contract assets
Arising from sales of L4 autonomous driving vehicles	108,870	14,751
Arising from provision of L4 autonomous driving and ADAS services	7,759	77,841
Less: loss allowance (Note 31(a))	(585)	(9,516)

	116,044	83,076

Current portion	92,597	82,826
Non-current portion (Note19)	23,447	250

All of the amounts are expected to be recovered within one year from the end of the reporting year, except for the amounts of RMB250 thousand as of December 31, 2023 (December 31, 2022: RMB23.4 million) related to retentions which are expected to be recovered over one year.

The Group typically agrees to a retention period between one to three years for the sales of L4 autonomous driving vehicles after the autonomous driving vehicles have been accepted by the customers upon the completion of the landing deployment services by the Group. The related retentions are included in the contract assets until the end of the retention period as the Group’s entitlement to the retentions is conditional on the Group’s work satisfactorily passing retention period. Based on historical experience the Group was able to pass the retention period to collect the retentions.

In addition, the Group’s service contracts include payment schedules which require stage payments over the service period once the milestones are reached.

Movement in the loss allowance account in respect of contract assets during the years presented is as follows:

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
As of January 1	—	(585)
Credit loss recognized during the year	(585)	(8,931)

As of December 31	(585)	(9,516)

(b)	Contract liabilities

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Contract liabilities
- Billings in advance of performance	4,200	12,498

All of the contract liabilities are expected to be recognized as revenue within one year.

The amount of RMB4.2 million included in contract liabilities as of December 31, 2022 was recognized as revenue in 2023 (2022: RMB3.8 million).

18	Trade receivables, prepayments and other receivables

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Trade receivables	246,694	302,482
Less: loss allowance (Note 31(a))	(10,304)	(35,549)

Trade receivables, net of loss allowance	236,390	266,933

Receivables from payments made on behalf of customers, net of allowance	—	52,952
Prepayments to suppliers	15,335	49,955
Refundable value-added tax	40,072	49,493
Receivables from payment for a loan to an employee (Note (i))	—	10,859
Others	19,052	29,271

Total prepayments and other receivables	74,459	192,530

Total trade receivables, prepayments and other receivables	310,849	459,463

Notes:

(i)	In June 2023, the Group provided an one-year loan in the amount of USD1.5 million (equivalent to RMB10.6 million) to an employee at interest rate of 4.43%.

All of the trade and other receivables are expected to be recovered or recognized as expense within one year.

Movement in the loss allowance account in respect of trade receivables during the years presented is as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
As of January 1	(16)	(427)	(10,304)
Credit loss recognized during the year	(411)	(9,877)	(25,245)

As of December 31	(427)	(10,304)	(35,549)

Trade receivables are normally due within 30 to 90 days from the billing date. Further details on the Group’s credit policy are set out in Note 31(a).

19	Other non-current assets

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Contract assets-non-current*	23,447	250
Prepayment for leasing motor vehicles	22,826	20,832

	46,273	21,082

*Retentions receivable (net of RMB1.2 million loss allowance) of RMB250 thousand as of December 31, 2023 (2022: RMB9.0 million), was included in contract assets-non-current.

20	Financial assets at FVTPL

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Financial assets at FVTPL
- non-equity investments	1,218,524	317,042

The non-equity investments represent wealth management products issued by banks with variable returns. The variable returns of these wealth management products are determined by the performance of underlying assets including government bonds and money market funds. These financial assets are measured at fair value with changes booked through profit or loss. Please see more information about the fair value valuation in Note 31(e).

21	Cash

(a)	Cash comprises:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Cash at banks	2,233,691	1,661,152

RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

(b)	Reconciliation of loss before taxation to cash used in operations:

		For the year ended December 31,
		2021	2022	2023
	Note	RMB’000	RMB’000	RMB’000
Loss for the year		(1,007,251)	(1,298,496)	(1,949,101)
Adjustments for:
- Net loss on disposal of non-current assets	6	3,972	950	1,087
- Impairment loss on receivables and contract assets	31(a)	409	11,696	40,217
- Write down of inventories	16(b)	—	—	6,399
- Share-based compensation expenses	7(i)	55,959	325,429	931,784
- Depreciation of property and equipment	7(ii)	41,331	50,519	49,090
- Depreciation of right-of-use assets	7(ii)	22,375	31,748	36,205
- Amortization of intangible assets	7(ii)	2,117	4,285	4,315
- Changes in the carrying amount of put option liabilities	8	1,348	628	637
- Interest on lease liabilities	8	3,147	3,574	2,853
- Interest on loans and borrowings	8	2,422	—	—
- Government grant for Paycheck Protection Program loan forgiveness	21(c)	(12,903)	—	—
- Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	23(a)(b)	268,142	479,210	554,048
- Fair value changes of financial liabilities measured at FVTPL	27(a)(b)	259,872	(25,308)	4,549
- Inducement charges of warrants	27(b)	—	125,213	—
- Fair value changes of financial assets at FVTPL		(3,479)	(7,731)	(42,960)
- Foreign exchange loss/(gain)		8,417	(10,162)	(5,932)
- Decrease in restricted cash		306	1,828	821

		For the year ended December 31,
		2021	2022	2023
	Note	RMB’000	RMB’000	RMB’000
Changes in:
- Trade receivables		(22,494)	(215,850)	(54,076)
- Contract assets - current		—	(93,062)	1,717
- Prepayments and other receivables		(49,418)	7,055	(108,442)
- Prepayments to and amount due from related parties		(7,833)	8,952	(25,031)
- Amounts due to related parties		39,280	(18,615)	52,995
- Trade payables		(2,891)	(4,485)	6,291
- Contract liabilities		2,978	381	8,298
- Other non-current liabilities		1,157	5,266	4,375
- Inventories		(92,352)	(41,452)	(68,548)
- Other payables, deposits received and accrued expenses		(12,749)	9,578	51,517
- Other non-current assets		(8,529)	(21,532)	22,002

Cash used in operations		(506,667)	(670,381)	(474,890)

(c)	Reconciliation of movement of liabilities to cash flows arising from financing activities

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified into the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Loans and borrowings	Lease liabilities	Financial liabilities measured at FVTPL	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Note 23)	(Note 24)
As of January 1, 2021	104,478	64,967	325,320	688,350	66,116	1,249,231

Changes from financing cash flows:
Proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	—	2,683,290	—	2,683,290
Proceeds from issuance of financial liabilities measured at FVTPL	—	—	107,095	—	—	107,095
Repayments of loans and borrowings	(91,208)	—	—	—	—	(91,208)
Interest of loans and borrowings paid	(2,422)	—	—	—	—	(2,422)
Repayment for put option liabilities	—	—	—	—	(28,280)	(28,280)
Capital element of lease rentals paid	—	(21,632)	—	—	—	(21,632)
Interest element of lease rentals paid	—	(3,147)	—	—	—	(3,147)

Total changes from financing cash flows	(93,630)	(24,779)	107,095	2,683,290	(28,280)	2,643,696

Exchange adjustments	(367)	(639)	(7,027)	(52,809)	—	(60,842)

	Loans and borrowings	Lease liabilities	Financial liabilities measured at FVTPL	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Note 23)	(Note 24)
Other changes:
Increase in lease liabilities from entering into new leases during the year	—	51,137	—	—	—	51,137
Increase in interest expenses	2,422	3,147	—	—	—	5,569
Changes in the carrying amount of put option liabilities	—	—	—	—	1,348	1,348
Government grant for PPP loan forgiveness	(12,903)	—	—	—	—	(12,903)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	—	268,142	—	268,142
Fair value changes of financial liabilities measured at FVTPL	—	—	259,872	—	—	259,872
Conversion of convertible notes to convertible redeemable preferred shares	—	—	(104,256)	101,640	—	(2,616)
Exercise of warrants to subscribe for convertible redeemable preferred shares	—	—	(506,647)	102,023	—	(404,624)

Total other changes	(10,481)	54,284	(351,031)	471,805	1,348	165,925

As of December 31, 2021	—	93,833	74,357	3,790,636	39,184	3,998,010

	Lease liabilities	Financial liabilities measured at FVTPL	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 27(b))	(Note 23)	(Note 24)
As of January 1, 2022	93,833	74,357	3,790,636	39,184	3,998,010

Changes from financing cash flows:
Proceeds from issuance of other financial instruments subject to redemption and other preferential rights	—	—	2,163,410	—	2,163,410
Proceeds from issuance of financial liabilities	—	143,829	—	—	143,829
Proceeds from issuance of ordinary shares	—	—	—	—	—
Payment of repurchase of redeemable preferred shares	—	—	(39,467)	—	(39,467)
Capital element of lease rentals paid	(34,448)	—	—	—	(34,448)
Interest element of lease rentals paid	(3,574)	—	—	—	(3,574)

Total changes from financing cash flows	(38,022)	143,829	2,123,943	—	2,229,750

	Lease liabilities	Financial liabilities measured at FVTPL	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 27(b))	(Note 23)	(Note 24)
Exchange adjustments	1,839	6,550	450,748	—	459,137
Other changes:
Increase in lease liabilities from entering into new leases during the year	6,649	—	—	—	6,649
Increase in interest expenses	3,574	—	—	—	3,574
Changes in the carrying amount of put option liabilities	—	—	—	628	628
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	479,210	—	479,210
Fair value changes of financial liabilities measured at FVTPL	—	(25,308)	—	—	(25,308)
Inducement charges of warrants	—	125,213	—	—	125,213
Exercise of warrants to subscribe for convertible redeemable preferred shares	—	(252,529)	173,017	—	(79,512)

Total other changes	10,223	(152,624)	652,227	628	510,454

As of December 31, 2022	67,873	72,112	7,017,554	39,812	7,197,351

	Lease liabilities	Financial liabilities measured at FVTPL	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 27(b))	(Note 23)	(Note 24)
As of January 1, 2023	67,873	72,112	7,017,554	39,812	7,197,351

Changes from financing cash flows:
Proceeds from issuance of other financial instruments subject to redemption and other preferential rights	—	—	485,262	—	485,262
Capital element of lease rentals paid	(38,163)	—	—	—	(38,163)
Interest element of lease rentals paid	(2,853)	—	—	—	(2,853)

Total changes from financing cash flows	(41,016)	—	485,262	—	444,246

Exchange adjustments	426	1,627	124,858	—	126,911

	Lease liabilities	Financial liabilities measured at FVTPL	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 27(b))	(Note 23)	(Note 24)
Other changes:
Increase in lease liabilities from entering into new leases during the year	23,271	—	—	—	23,271
Increase in interest expenses	2,853	—	—	—	2,853
Changes in the carrying amount of put option liabilities	—	—	—	637	637
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	554,048	—	554,048
Fair value changes of financial liabilities measured at FVTPL	—	4,549	—	—	4,549
Deemed distribution to a preferred shareholder	—	32,767	—	—	32,767
Exercise of warrants to subscribe for convertible redeemable preferred shares	—	(111,055)	—	—	(111,055)

Total other changes	26,124	(73,739)	554,048	637	507,070

As of December 31, 2023	53,407	—	8,181,722	40,449	8,275,578

(d)	Total cash outflow for leases

Amounts included in the consolidated statements of cash flows for leases comprise the following:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Within operating cash flows (Note 12)	620	1,366	933
Within financing cash flows (Note 21(c))	24,779	38,022	41,016

	25,399	39,388	41,406

These amounts relate to the following:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Lease rentals paid	25,399	39,388	41,949

(e)	Non-cash transactions

Non-cash investing and financing transactions incurred for the years ended December 31, 2021, 2022 and 2023 mainly comprised the following:

(i)	Purchase of right-of-use assets included in lease liabilities amounting to RMB51.1 million, RMB6.6 million and RMB23.2 million for the years ended December 31, 2021, 2022 and 2023, respectively;

(ii)	Cancellation of treasury shares amounting to RMB19.4 million recognized as addition of share premium for the year ended December 31, 2021;

(iii)	Conversion of convertible notes to preferred shares amounting to RMB104.3 million for the year ended December 31, 2021;

(iv)

Exercise of warrants to subscribe for convertible redeemable preferred shares amounting to RMB506.6 million, RMB252.5 million and RMB111.1 million for the years ended December 31, 2021, 2022 and 2023, respectively.

(v)

In May 2023, the Company amended a warrant issued in 2018 to a preferred shareholder with nominal consideration, as a result, the Group recognized the fair value changes of the warrant due to the amendment as a deemed distribution to this preferred shareholder amounting to RMB32.8 million for the year ended December 31, 2023.

22	Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the years presented:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Within 1 year	32,009	31,098

After 1 year but within 2 years	20,626	15,658
After 2 years but within 5 years	15,238	6,651

	35,864	22,309

	67,873	53,407

23	Preferred shares and other financial instruments subject to redemption and other preferential rights

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Other financial instruments (Note 23(a))	621,449	138,938
Convertible redeemable preferred shares (Note 23 (b))	6,396,105	8,042,784

	7,017,554	8,181,722

(a)	Other financial instruments issued to investors

The Group committed to issue convertible redeemable preferred shares to certain investors and received the consideration in full from the investors upfront.

Please see the accounting policy in Note 2(q)(ii), the Group recognized such financial instruments issued to investors as financial liabilities and measured them at the present value of the redemption amounts in accordance with Note 2(q)(i). Any changes in the carrying amount of such financial instruments issued to investors were recorded in profit or loss as “changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights”.

The movement of such financial instruments issued to investors during the years presented is set out as below:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
As of January 1	655,571	752,120	621,449
Issuance of financial instruments	1,644,810	583,975	—
Issuance of convertible redeemable preferred shares according to the commitment (Note 23(b))	(1,638,047)	(818,244)	(538,696)
Changes in the carrying amount	106,103	41,130	48,408
Foreign exchange effect	(16,317)	62,468	7,777

As of December 31	752,120	621,449	138,938

In 2023, the Group repaid the original issue price of RMB39.1 million to certain investors, who committed to subscribe for 1,331,387 Series D Preferred Shares, after obtaining regulator’s approval and completing the foreign exchange registration procedures for the overseas direct investments.

As of December 31, 2023, the subscription price was not received by the Group, which was recorded as subscription receivables in the consolidated statements of financial position.

(b)	Convertible redeemable preferred shares

The following table summarizes the issuance of convertible redeemable preferred shares as of December 31, 2023:

					As of December 31, 2023
Series	Issuance date	Number of issued shares (after share split)	Initial purchase price per share	Total consideration	Number of shares outstanding (after share split)	Carrying amount
			USD	USD’000		RMB’000
Series B-1 Preferred Shares	June 2021 to June 2022	132,494,900	1.51	200,000	132,494,900	1,848,192
Series B-2 Preferred Shares	December 2020 to December 2021	13,964,530	1.48 to 3.49	25,857	13,964,530	238,904
Series B-3 Preferred Shares	January 2021 to July 2022	28,537,370	1.96	56,000	28,537,370	515,179
Series C-1 Preferred Shares	May 2021 to June 2021	71,387,327	3.81	272,994	71,387,327	2,340,906
Series D Preferred Shares	January 2022 to June 2023	60,347,784	4.658	281,500	60,347,784	2,287,631
Series D+ Preferred Shares	November 2023 to December 2023	22,430,597	3.33 to 5.04	107,800	22,430,597	811,972

The Series B-1 Preferred Shares, Series B-2 Preferred Shares and Series B-3 Preferred Shares are collectively referred to as the “Series B convertible redeemable preferred shares”, Series C-1 Preferred Shares is referred to as the “Series C-1 convertible redeemable preferred shares”, Series D Preferred Shares are referred to as the “Series D convertible redeemable preferred shares”, and Series D+ Preferred Shares are referred to as the “Series D+ convertible redeemable preferred shares”. All series of convertible redeemable preferred shares have the same par value of USD0.00001 per share. The redemption and other preferential rights of the convertible redeemable preferred shares are set forth below.

Redemption Rights

The Company is obliged to redeem all or part of the outstanding issued convertible redeemable preferred shares, at any time after the occurrence of specified contingent redemption events, including but not limited to change of control or the CEO of the Company.

The redemption amount payable for each convertible redeemable preferred shares upon the occurrence of any of the specified contingent events, will be an amount equal to 100% of the convertible redeemable preferred shares’ original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and simple interest on the original issue price at the rate of 10% per annum for Series B convertible redeemable preferred shares or 8% per annum for Series C-1 convertible redeemable preferred shares, Series D convertible redeemable preferred shares and Series D+ convertible redeemable preferred shares.

Conversion Rights

Each convertible redeemable preferred share shall be convertible, at the option of the holder, at any time after the date of issuance of such preferred shares, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares according to a conversion ratio of 1:1 based on the original issuance price, subject to adjustments for dilution, including but not limited to issuing new shares under the original subscription price per share paid by the holders.

All the outstanding convertible redeemable preferred shares shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon either of (a) the closing of a qualified initial public offering (“Qualified IPO”), or (b) the date or the occurrence of an event, specified by vote or written consent or agreement of the majority of all the preferred sharesholders.

Voting Rights

The holders of convertible redeemable preferred shares shall be entitled to vote on all matters on which the holders of ordinary shares shall be entitled to vote on an ‘as-converted’ basis.

Dividend Rights

The holders of redeemable preferred shares are entitled to receive dividends at a simple rate of 8% of the original issue price per annum for each convertible redeemable preferred share held by such holder, payable out of funds or assets when and as such funds or assets become legally available. The dividends shall be paid in the sequence of (i) Series D+ convertible redeemable preferred shares; (ii) Series D convertible redeemable preferred shares; (iii) Series C-1 convertible redeemable preferred shares; and (iv) Series B convertible redeemable preferred shares. After the dividends have been paid in full or declared to the holders of the convertible redeemable preferred shares, the holders of the convertible redeemable preferred shares and the ordinary shares shall be entitled to receive on a pro rata, as-converted basis any additional dividends that the Board of Directors may declare, set aside or pay. The dividends shall not be cumulative and shall be paid when, as and if declared by the Board of Directors. The Board of Directors has right to decide whether to declare the dividends or not.

Presentation and classification

The Group recognized the financial liabilities arising from the redemption obligations for the preferred shares at the present value of the redemption amounts, with the changes in the carrying amount recorded in the consolidated statements of profit or loss. The movements of these financial liabilities during the years presented are set out as below:

	Series B-1 Preferred Shares	Series B-2 Preferred Shares	Series B-3 Preferred Shares	Series C-1 Preferred Shares	Series D Preferred Shares	Series D+ Preferred Shares	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021	—	32,779	—	—	—	—	32,779
Issuance of new convertible redeemable preferred shares	—	38,176	199,997	800,307	—	—	1,038,480
Changes in the carrying amount of convertible redeemable preferred shares	34,766	12,070	24,096	91,107	—	—	162,039
Issuance of convertible redeemable preferred shares according to the commitments (Note 23(a))	677,945	—	—	960,102	—	—	1,638,047
Conversion of convertible notes to convertible redeemable preferred shares (Note 27(a))	—	101,640	—	—	—	—	101,640
Exercise of warrants to subscribe for convertible redeemable preferred shares (Note 27(b))	—	—	102,023	—	—	—	102,023
Foreign exchange effect	(8,373)	(2,535)	(3,833)	(21,751)	—	—	(36,492)

As of December 31, 2021	704,338	182,130	322,283	1,829,765	—	—	3,038,516

Issuance of new convertible redeemable preferred shares	—	—	—	—	1,579,435	—	1,579,435
Repurchase of convertible redeemable preferred shares	—	—	(39,467)	—	—	—	(39,467)
Changes in the carrying amount of convertible redeemable preferred shares	109,216	17,379	36,424	146,249	128,812	—	438,080
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	767,688	—	50,556	—	—	—	818,244
Exercise of warrants to subscribe for convertible redeemable preferred shares (Note 27(b))	—	—	63,980	—	109,037	—	173,017
Foreign exchange effect	96,840	17,453	33,811	174,309	65,867	—	388,280

As of December 31, 2022	1,678,082	216,962	467,587	2,150,323	1,883,151	—	6,396,105

Issuance of new convertible redeemable preferred shares	—	—	—	—	219,037	266,225	485,262
Changes in the carrying amount of convertible redeemable preferred shares	140,860	18,161	39,441	153,256	151,422	2,500	505,640

	Series B-1 Preferred Shares	Series B-2 Preferred Shares	Series B-3 Preferred Shares	Series C-1 Preferred Shares	Series D Preferred Shares	Series D+ Preferred Shares	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	—	—	—	—	—	538,696	538,696
Foreign exchange effect	29,250	3,781	8,151	37,327	34,021	4,551	117,081

As of December 31, 2023	1,848,192	238,904	515,179	2,340,906	2,287,631	811,972	8,042,784

24	Put option liabilities

In July 2019, WeRide Hong Kong Ltd. (“WeRide HK”) and Guangzhou Jingqi entered into an agreement with two investors. Pursuant to the agreement, 1) WeRide HK, Guangzhou Jingqi and the investors together established a new company, Wenyuan Yuexing (Guangdong) Chuxing Technology Co., Ltd. (“Wenyuan Yuexing”) in which the Group has control; 2) the investors injected capital of RMB36.0 million and 28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively; and 3) the investors have the right to require the Group to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require the Group to pay any shortfall if their investment return falls below 10% of the original injection amount, if Wenyuan Yuexing cannot complete an initial public offering before August 2025.

Since the Group is obligated to pay cash to the investors upon occurrence of certain events beyond the Group’s control, the put option liabilities were initially recognized at present value of redemption amount by the Group with reference to the present value of the estimated future cash outflows, and were accreted to redemption amount subsequently. The movements of the put option liabilities during the years presented are set out as below:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
As of January 1	66,116	39,184	39,812

Changes in carrying amount (Note 8)	1,348	628	637
Redeemed by non-controlling shareholders (Note 21(c))*	(28,280)	—	—

As of December 31	39,184	39,812	40,449

*	Based on negotiation among the Group and the shareholders of Wenyuan Yuexing, the Group agreed to redeem 15% equity interest of Wenyuan Yuexing from one of the investors in advance in 2021.

25	Other non-current liabilities

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Government grants received with conditions	5,943	6,522

The Group was awarded grants from governments with conditions attached in the next few years. The government grants with conditions expected to be satisfied in more than one year are presented as non-current liabilities, which will be released to other income in the consolidated statements of profit or loss when the conditions attached are satisfied.

26	Trade and other payables, deposits received and accrued expenses

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Trade payables	11,505	16,962

Accrued payroll and social insurance	56,879	55,818
Payables for professional services	5,674	4,470
Taxes payable other than income taxes	3,020	7,767
Government grants received with conditions*	139,110	176,426
Others	12,512	26,825

Total other payables, deposits received and accrued expenses	217,195	271,306

Total trade and other payables, deposits received and accrued expenses	228,700	288,268

*

The current portion of government grants with conditions mainly represent the grants received with certain requirements of operation performance and tax contribution in a specified region, which had been due since 2023. Thus, the Group recorded these liabilities to other payables.

As of December 31, 2022 and 2023, all of the balances of trade and other payables are expected to be settled or recognized as income within one year or are repayable on demand. The credit period granted by the suppliers is generally between 30 to 60 days.

Information about the Group’s exposure to currency and liquidity risks is included in Note 31.

27	Financial liabilities measured at FVTPL

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Warrant liabilities	72,112	—

(a)	Convertible notes

Certain holders of the preferred shares entered into convertible notes agreements to subscribe for the preferred shares before they completed the ODI procedures. The holders of the convertible notes have the rights to: 1) request the redemption of the notes; or 2) convert the notes to preferred shares upon obtaining the approval for the ODI. The convertible notes are measured at fair value through profit or loss in the consolidated statements of financial position.

The movement of the convertible notes during the years ended December 31, 2021 is set out as below:

For the year ended December 31,
2021
RMB’000
As of January 1	103,669

Conversion to convertible redeemable preferred shares
- Convertible redeemable preferred shares	(101,640)
- Other reserve	(2,616)
Fair value changes	4,236
Foreign exchange effect	(3,649)

As of December 31	—

All of the convertible notes have been converted to preferred shares as of December 31, 2021.

(b)	Warrant liabilities

The Group granted warrants to certain investors under which the investors have the rights to subscribe for the Company’s preferred shares at a predetermined or nominal price during a specific period. Such warrants are classified as financial liabilities measured at FVTPL.

The movement of warrant liabilities during the years presented is set out as below:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
As of January 1	221,651	74,357	72,112

Deemed distribution to a preferred shareholder (Note (ii))	—	—	32,767
Issuance of warrant liabilities	107,095	143,829	—
Inducement charges (Note(i))	—	125,213	—
Fair value changes	255,636	(25,308)	4,549
Exercised by the investors to subscribe for preferred shares
- Convertible redeemable preferred shares (Note 23(b))	(102,023)	(173,017)	—
- Other reserve (Note 28(b)(iv))	(404,624)	(79,512)	(111,055)
Foreign exchange effect	(3,378)	6,550	1,627

As of December 31	74,357	72,112	—

(i)

In 2022, certain warrants were granted to certain preferred shares’ investors without additional consideration, when the Company issued convertible redeemable preferred shares to these investors. Under the warrants, these investors have the right to subscribe for more preferred shares at a predetermined price with certain discounts during a specific period. The initial fair value of these warrants is treated as an inducement charge for the financing activities.

(ii)

In May 2023, the Company amended a warrant issued in 2018 to a preferred shareholder with nominal consideration. The warrant became exercisable as amended to subscribe for 1,382,929 shares of Series A Preferred Shares at a predetermined nominal price during a specific period. The fair value changes of the warrant of RMB 32.8 million due to the amendment was treated as a deemed distribution to this preferred shareholder.

The Group has engaged an independent valuation firm to evaluate the fair value of the convertible notes and warrants utilizing the binomial option-pricing model, which involves significant assumptions including the risk-free interest rate, the expected volatility, expected dividend yield and expected term. The financial liabilities are remeasured at the end of each year presented utilizing the binomial option-pricing model with the following assumptions:

	As of December 31,
	2021	2022	2023
Expected volatility	57.6%	58.1%	53.8%
Risk-free interest rate (per annum)	1.2%	4.4%	4.3%
Expected dividend yield	0%	0%	0%
Expected term	2.0 - 4.0 years	1.0 - 6.0 years	2.5 years

The risk-free interest rate was based on the U.S. Treasury rate for the expected remaining life of the convertible notes and warrants. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s convertible notes and warrants. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the remaining life of the convertible notes and warrants.

28	Capital and reserves

(a)	Share capital and share premium

Authorized:

	Number of ordinary shares	Number of non- redeemable preferred shares	Number of convertible redeemable preferred shares
As of January 1, 2021 (Note (i))	4,609,729,630	211,706,410	178,563,960
Re-designation upon issuance of preferred shares	(191,554,519)	(1,084,600)	192,639,119

As of December 31, 2021 (Note (ii))	4,418,175,111	210,621,810	371,203,079
Re-designation upon issuance of preferred shares	(60,574,179)	1,084,600	59,489,579

As of December 31, 2022 and 2023 (Note (iii))	4,357,600,932	211,706,410	430,692,658

(i)

As of January 1, 2021, the authorized capital of the Company was USD50,000 or i) 4,609,729,630 (being retroactively adjusted to reflect the effect of the share split) ordinary shares, including 50 (being retroactively adjusted to reflect the effect of the share split) Golden Shares; ii) 211,706,410 (being retroactively adjusted to reflect the effect of the share split) non-redeemable preferred shares, consisting of 65,403,460 (being retroactively adjusted to reflect the effect of the share split) Series Seed-1 Preferred Shares, 52,959,930 (being retroactively adjusted to reflect the effect of the share split) Series Seed-2 Preferred Shares and 93,343,020 (being retroactively adjusted to reflect the effect of the share split) Series A Preferred Shares; and iii) 178,563,960 (being retroactively adjusted to reflect the effect of the share split) convertible redeemable preferred shares.

Golden Share represents the share held by each member, who shall be entitled to 7,200,000 votes in respect of each Golden Share held by such member (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to the ordinary shares or the Golden Shares). Series Seed-1

Preferred Shares, Series Seed-2 Preferred Shares and Series A Preferred Shares are collectively referred to as non-redeemable preferred shares.

(ii)	As of April 14, 2021, the Board of Directors of the Company approved a 1:10 share split. Upon the share split, the total number of authorized shares increased from 500,000,000 to 5,000,000,000.

As of December 31, 2021, the authorized capital of the Company was USD50,000 or i) 4,418,175,111 ordinary shares, including 50 Golden Shares; ii) 210,621,810 non-redeemable preferred shares, consisting of 64,318,860 Series Seed-1 Preferred Shares, 52,959,930 Series Seed-2 Preferred Shares and 93,343,020 Series A Preferred Shares; and iii) 371,203,079 convertible redeemable preferred shares.

(iii)

As of December 31, 2022 and 2023, the authorized capital of the Company was USD50,000 or i) 4,357,600,932 ordinary shares, including 50 Golden Shares; ii) 211,706,410 non-redeemable preferred shares, consisting of 65,403,460 Series Seed-1 Preferred Shares, 52,959,930 Series Seed-2 Preferred Shares and 93,343,020 Series A Preferred Shares; and iii) 430,692,658 convertible redeemable preferred shares.

Issued:

	Number of ordinary shares	Share Capital of ordinary shares	Number of non- redeemable preferred shares	Share capital of non-redeemable preferred shares
		RMB’000		RMB’000
As of January 1, 2021	103,064,910	7	201,189,860	15
Issuance of new shares (Note (v))	6,624,740	—	4,481,950	—
Cancellation of existing ordinary shares (Note (v))	(2,839,180)	—	—	—

As of December 31, 2021	106,850,470	7	205,671,810	15
Issuance of new shares (Note (vi))	1,892,780	1	—	—

As of December 31, 2022	108,743,250	8	205,671,810	15
Issuance of new shares (Note (vii)(viii))	1,763,689	—	4,400,229	—

As of December 31, 2023	110,506,939	8	210,072,039	15

(iv)

As of January 1, 2021, the Company issued 103,064,910 (being retroactively adjusted to reflect the effect of the share split) ordinary shares, including 50 (being retroactively adjusted to reflect the effect of the share split) Golden Shares and 201,189,860 (being retroactively adjusted to reflect the effect of the share split) non-redeemable preferred shares, consisting of 65,403,460 (being retroactively adjusted to reflect the effect of the share split) Series Seed-1 Preferred Shares, 52,959,930 (being retroactively adjusted to reflect the effect of the share split) Series Seed-2 Preferred Shares and 82,826,470 (being retroactively adjusted to reflect the effect of the share split) Series A Preferred Shares.

(v)

In 2021, the Company: 1) issued 6,624,740 ordinary shares with consideration of USD7.0 million (equivalent to RMB45.2 million) and 4,481,950 Series A Preferred Shares with consideration of USD4.5 million (equivalent to RMB28.8 million); and 2) repurchased 2,839,180 ordinary shares (being adjusted to reflect the effect of the share split) with consideration of USD3.0 million (equivalent to RMB19.4 million) and recorded the shares repurchased as treasury shares. The Company then cancelled these treasury shares.

(vi)	In 2022, the Company issued 1,892,780 ordinary shares with consideration of USD2.0 million (equivalent to RMB13.4 million).

(vii)	In 2023, the Company issued 1,763,689 ordinary shares with consideration of USD6.0 million (equivalent to RMB42.5 million).

(viii)	In 2023, the Company issued 4,400,229 Series A Preferred Shares with consideration of USD4.4 thousand (equivalent to RMB31 thousand), upon the exercise of the warrant issued in 2018.

(b)	Nature and purpose of reserves

(i)	Share-based compensation reserve

The share-based compensation reserve represents the portion of the grant date fair value of share options or restricted share units granted to the key management officers, employees and nonemployees that has been recognized as share-based compensation expenses in accordance with the accounting policy adopted for share-based compensation in Note 2(u)(iii).

(ii)	Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii)	Fair value reserve

The fair value reserve comprises the cumulative net changes in the fair value of equity investment designated at FVOCI under IFRS 9 that are held at the end of the years presented (see Note 2(g)(ii)).

(iv)	Other reserves

Other reserves represent the differences arising from the conversion/exercise of convertible notes and warrant liabilities measured at FVTPL to convertible redeemable preferred shares (see Note 2(q)(i)) which are measured at present value of redemption amounts or non-redeemable preferred shares which are classified as equity.

(c)	Treasury shares

	Number of shares	Carrying amount
		RMB’000
As of January 1, 2021	—	—
Repurchase of ordinary shares	5,839,180	61,547
Repurchase of non-redeemable preferred shares	3,752,960	64,910
Cancellation of ordinary shares in treasury shares (Note 28(a)(v))	(2,839,180)	(19,355)
Sales of non-redeemable preferred shares in treasury shares	(882,382)	(15,261)

As of December 31, 2021	5,870,578	91,841

Repurchase of ordinary shares	1,892,780	44,442
Repurchase of redeemable preferred shares	2,547,980	20,358
Sales of non-redeemable preferred shares in treasury shares	(286,246)	(4,973)

As of December 31, 2022 and 2023	10,025,092	151,668

Save for that set in Note 28(a)(iii),the Board of Directors of the Company also authorized share repurchase of: 1) 3,000,000 ordinary shares with consideration of USD6.5 million (equivalent to RMB42.2 million) in April 2021; 2) 1,084,600 and 2,668,360 Series Seed-1 Preferred Shares with consideration of

USD2.4 million (equivalent to RMB15.3 million) and USD7.7 million (equivalent to RMB49.6 million) in June and July 2021, respectively; 3) 1,892,780 ordinary shares with consideration of USD6.6 million (equivalent to RMB44.4 million) and 2,547,980 Series B-3 redeemable preferred shares with consideration of USD8.9 million (equivalent to RMB59.8 million) in October 2022. These shares were recorded at their historical purchase prices and reserved as treasury shares.

In December 2021, the Company sold 882,382 treasury shares of Series Seed-1 Preferred Shares with consideration of USD3.1 million (equivalent to RMB19.9 million).

In January 2022, the Company sold 286,246 treasury shares of Series Seed-1 Preferred Shares with consideration of USD1.0 million (equivalent to RMB6.5 million).

(d)	Capital risk management

The Group defines “capital” as including all components of equity, convertible redeemable preferred shares, and other financial instruments subject to redemption and other preferential rights. The Group’s policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group’s approach to capital management during the years presented. The Group is not subject to any externally imposed capital requirements.

29	Share-based compensation arrangements

In June 2018, the Board of Directors of the Company approved and adopted the 2018 Share Plan, under which the Company reserves 312,854,000 shares (being retrospectively adjusted to reflect the effect of the share split) to grant share options or restricted share units for officers, directors, employees and nonemployees.

(a)	Share options

Share options granted under the 2018 Share Plan are generally subject to a time-based requirement of up to four-year service schedule.

Under the 2018 Share Plan, 38,159,520, 57,403,348 and 13,013,378 share options were granted to officers, employees and nonemployees for the years ended December 31, 2021, 2022 and 2023, respectively. Share options were granted with exercise prices ranging from USD0.5 to USD2.2. All the share options granted under the 2018 Share Plan have a contractual term of ten years.

Share options’ activities for the years ended December 31, 2021, 2022 and 2023 were summarized as follows:

	For the year ended December 31,
	2021		2022		2023
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	USD		USD		USD
Outstanding as of January 1	0.5	16,858,820	0.6	53,564,010	0.9	103,897,771
Granted	0.6	38,159,520	1.2	57,443,348	1.2	10,834,516
Expired	—	—	0.5	(1,062,550)	0.6	(935,335)
Forfeited	0.5	(1,454,330)	0.7	(6,047,037)	0.9	(4,654,713)

Outstanding as of December 31	0.6	53,564,010	0.9	103,897,771	0.9	109,142,239

Exercisable as of December 31		—		—		—

The weighted average grant date fair value of the share options granted for the years ended December 31, 2021, 2022 and 2023 were USD1.2, USD2.4 and USD2.6, respectively. The aggregated fair value of the share options at the grant date for the years ended December 31, 2021, 2022 and 2023 were USD56.1 million (equivalent to RMB361.9 million), USD142.8 million (equivalent to RMB959.8 million) and USD27.6 million (equivalent to RMB194.3 million), respectively.

The share options outstanding as of December 31, 2021, 2022 and 2023 had weighted average remaining contractual life of 9.1 years, 9.1 years and 8.0 years, respectively.

The fair value of share options granted was measured by reference to the fair value of the Company’s equity interest. The Group had used the discounted cash flow method to determine the underlying equity fair value of the Company. The estimation of the share options granted was measured based on a binominal options pricing model. The key assumptions used in determining the fair value of share options were as follows:

	For the year ended December 31,
	2021	2022	2023
Fair value of the Company’s ordinary shares	USD1.16-USD2.17 per share	USD2.68-USD3.42 per share	USD3.46 per share
Expected volatility	51.0%-51.4%	51.2%-56.2%	52.0%
Exercise multiple	2.2x-2.8x	2.2x	2.2x-2.8x
Expected dividends	0%	0%	0%
Risk-free interest rate (per annum)	1.4%-2.8%	2.8%-4.1%	4.05%
Expected term	10 years	10 years	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s share options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s share options in effect at the valuation date. The expected exercise multiple was estimated as the average ratio of the share price to the exercise price of when employees, officers or nonemployees would decide to voluntarily exercise their vested share options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the share options.

(b)	Restricted share units

Restricted share units granted under the 2018 Share Plan have a contractual term of seven years with varying time-based requirement of service period up to four years and a requirement of the closing of an IPO of the Company. No cash consideration is required of the recipient in connection with the grant of restricted share units.

The completion of the Company’s IPO is considered a non-market performance condition. Service and non-market performance conditions are not taken into account when determining the grant date fair value of restricted share units, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of restricted share units that will ultimately vest.

That is, the actual length of vesting period of the restricted share units is subject to an IPO condition. The Group considered that an IPO will be probable to occur after the required service period and will recognize the share compensation expenses over the estimated vesting period, which is based on an estimate of when an IPO will occur.

The Company has determined that an IPO was not probable as of December 31, 2021 and 2022, therefore, except for the acceleration of the vesting mentioned below, no compensation expense relating to the restricted share units was recognized for the years ended December 31, 2021 and 2022.

Upon completion of the filings with the China Securities Regulatory Commission (“CSRC”) for offering and the CSRC has concluded the filing procedure and published the filing results on the CSRC website in

August 2023, which is essential for the completion of an IPO, the Company has determined that the vesting of the restricted share units has since become probable. Accordingly, the Group has recognized a cumulative catch-up of the share-based compensation amounting RMB417.1 million for the year ended December 31, 2023.

Restricted share units’ activities for the years ended December 31, 2021, 2022 and 2023 were summarized as follows:

	For the year ended December 31,
	2021	2022	2023
	Number of restricted share units	Number of restricted share units	Number of restricted share units
Outstanding as of January 1	195,039,210	194,569,490	194,569,490
Forfeited	(469,720)	—	(533,694)

Outstanding as of December 31	194,569,490	194,569,490	194,035,796

Vested as of December 31	—	—	—

No new restricted share units were granted for the years ended December 31, 2021, 2022 and 2023.

The restricted share units outstanding as of December 31, 2021, 2022 and 2023 had weighted average remaining contractual life of 2.4 years, 1.4 years and 0.4 years, respectively.

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss and other comprehensive income for aforementioned share options and restricted share units granted were RMB56.0 million, RMB325.4 million and RMB931.9 million for the years ended December 31, 2021, 2022 and 2023, respectively.

30	Business acquisition

In 2018, the Group acquired a 15.4% equity interest in Fujian Muyue Technology Co., Ltd. (“Fujian Muyue” or “MooX.Ai”) which, through its subsidiaries, is principally engaged in the research and development of purpose-built robosweeper and trucks in the PRC. Upon initial recognition, the Group designated this equity investment as measured at FVOCI.

On June 30, 2021, the Group acquired the remaining 84.6% equity interest of Fujian Muyue from the other original shareholders at a cash consideration of RMB71.4 million. The assimilation of the entire technical team of Fujian Muyue gave an extra boost to the Group’s research and development capabilities. Since then, Fujian Muyue had become a wholly-owned subsidiary and been included in the consolidated financial statements of the Group.

The pre-acquisition fair value of the 15.4% equity interest held by the Group immediately was RMB4.4 million as of the acquisition date, decreased from RMB12.6 million as of January 1, 2021. RMB8.2 million for the fair value changes during the period from January 1, 2021 to June 29, 2021 was included in “other comprehensive income - fair value reserves” in the consolidated statements of profit or loss and other comprehensive income.

The acquired business of Fujian Muyue contributed revenue of nil and net loss of RMB19.6 million to the Group for the period from the acquisition date to December 31, 2021. If the acquisition had occurred since January 1, 2021, management estimates that consolidated revenue and consolidated net loss of the Group for the year ended December 31, 2021 would have been approximately RMB138.3 million and RMB1,027.2 million, respectively. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2021.

The Group incurred acquisition-related costs of RMB0.4 million for professional services of legal, due diligence and valuation, etc. These costs had been included in “Administrative expenses” in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2021.

The following table summarized the consideration transferred and the total fair value of identified assets acquired and liabilities assumed as of the acquisition date:

Fair value
RMB’000
Intangible assets	31,900
Property and equipment	10,470
Trade receivables	316
Prepayments and other receivables	482
Cash	1,933
Other payables, deposit received and accrued expenses	(10,601)
Deferred tax assets	4,489
Deferred tax liabilities	(7,978)

Net identifiable assets acquired	31,011

Total consideration
- Equity investments designated at FVOCI (Note 31(e))	4,366
- Cash	71,403

Goodwill	44,758

The gross contractual amounts for trade receivables acquired was RMB0.3 million with nil loss allowance.

Pre-acquisition carrying amounts of the acquirees’ assets and liabilities were determined based on applicable IFRSs immediately before the acquisition. The values of assets recognized and liabilities assumed on acquisition were their estimated fair values. In determining the fair values of identifiable assets and liabilities, the Board of Directors of the Company had referenced the fair value adjustments based on income method and market method to the valuation report issued by an independent professional valuer.

The goodwill was mainly attributable to the synergies expected to be achieved through the integration of industry chain and resources, diversified development expected to be achieved and enhancement of the Group’s production lines. None of the goodwill recognized was expected to be deductible for tax purposes.

31	Financial risk management and fair value of financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade receivables, amount due from related parties, contract assets, receivables from payments made on behalf of customers and other receivables. The Group’s exposure to credit risk arising from time deposits, financial assets, cash and restricted cash, and receivables from payment for a loan to an employee is limited because the counterparties are banks or its own employee with high-credit-quality, for which the Group considers to have low credit risk. The Group does not provide any guarantees which would expose the Group to credit risk.

Trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As of December 31, 2022 and 2023, 26% and 44% of the total trade receivables and contract assets were due from the Group’s largest customer, 91% and 47% of the total trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from the Group’s five largest customers, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 - 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

Expected loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. These rates are adjusted to reflect the differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. As of December 31, 2022 and 2023, 94% and 72% of the Group’s trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due within one year, respectively. Based on this assessment, additional loss allowance of RMB12.0 million and RMB40.2 million were recognized for the years ended December 31, 2022 and 2023, respectively.

Receivables from payment for a loan to an employee and other receivables

In determining the ECL for receivables from payment for a loan to an employee and other receivables, the management has taken into account the historical default experience and forward-looking information, as appropriate. The management has assessed that no debtors of other receivables had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no material ECL allowance was provided for other receivables for the years presented.

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers:

	As of December 31, 2022
	Carrying amount	Provision on individual basis	Weighted average loss rates	ECLs	Loss allowance
	RMB’000			RMB’000	RMB’000
Within 1 year	363,174	(1,200)	2.32%	(8,437)	(9,637)
More than 1 year	4,526	—	55.39%	(2,507)	(2,507)

	367,700	(1,200)		(10,944)	(12,144)

	As of December 31, 2023
	Carrying amount	Provision on individual basis	Weighted average loss rates	ECLs	Loss allowance
	RMB’000			RMB’000	RMB’000
Within 1 year	343,782	—	8.16%	(28,045)	(28,045)
More than 1 year	138,463	(1,200)	16.69%	(23,116)	(24,316)

	482,245	(1,200)		(51,161)	(52,361)

(b)	Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to the approval by the Company’s Board of Directors when the loans and borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The following tables show the remaining contractual maturities at the end of the years presented of the Group’s financial liabilities, based on undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on current rates at the end of the years presented) and the earliest date the Group can be required to pay.

	As of December 31, 2022
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years
Put option liabilities	39,812	41,580	—	—	41,580
Trade payables	11,505	11,505	11,505	—	—
Other payables, deposits received and accrued expenses	217,195	217,195	217,195	—	—
Lease liabilities	67,873	84,642	37,557	26,226	20,859
Amounts due to related parties	24,832	24,832	24,832	—	—

Total financial liabilities that are settled by delivering cash or another financial asset except for preferred shares and other financial instruments subject to redemption and other preferential rights	361,217	379,754	291,089	26,226	62,439

	As of December 31, 2023
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years
Put option liabilities	40,449	41,580	—	41,580	—
Trade payables	16,962	16,962	16,962	—	—
Other payables, deposits received and accrued expenses	271,306	271,306	271,306	—	—
Lease liabilities	53,407	57,674	34,602	16,332	6,740
Amounts due to related parties	77,827	77,827	77,827	—	—

Total financial liabilities that are settled by delivering cash or another financial asset except for preferred shares and other financial instruments subject to redemption and other preferential rights	459,951	465,349	400,697	57,912	6,740

The carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights were RMB7,017.6 million and RMB8,181.7 million as of December 31, 2022 and 2023, respectively. These carrying amounts represented the maximum amounts that the Company could be required to pay upon occurrence of specified contingent events. As some of these triggering events, such as change of control of the Company could happen at any time from the end of years presented, the Group may be required to pay the carrying amounts upon such events. These contingent redemption obligations will automatically expire when the preferred shares are converted into ordinary shares at the closing of a Qualified IPO. The carrying amount of warrant liabilities measured at FVTPL was RMB72.1 million as of December 31, 2022, which was exercised by the investor to subscribe for non-redeemable preferred shares in 2023.

(c)	Interest rate risk

Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.

The following table details the interest rate profile of the Group’s financial assets and liabilities as of the end of each year presented.

(i)	Interest rate risk profile

	As of December 31,
		2022		2023
	interest rates		interest rates
	%	RMB’000%		RMB’000
Fix rate instruments:
Cash	0%-3.1%	2,233,691	0%~3.1%	1,661,152
Time deposits	1.47%-4.49%	1,057,292	4.69%-6.00%	2,550,279
Restricted cash - current	0.01%	1,393	0.01%	10,194
Restricted cash - non-current	0.01%	11,004	0.01%	1,575
Lease liabilities - current	4.4%	(32,009)	4.4%	(31,098)
Lease liabilities - non-current	4.4%	(35,864)	4.4%	(22,309)

		3,235,507		4,169,793

Variable rate instruments:
Financial assets at FVTPL		1,218,524		317,042

(ii)	Sensitivity analysis

As of December 31, 2022 and 2023, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s loss for the year and accumulated losses by approximately RMB12.2 million and RMB3.2 million.

The sensitivity analysis above indicates the instantaneous change in the Group’s loss for the year and accumulated losses that would arise assuming that the change in interest rates had occurred at the end of the years presented and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the years presented. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the years presented, the impact on the Group’s loss for the year and accumulated losses is estimated as an annualised impact on interest expense or income of such a change in interest rates.

(d)	Foreign currency risk

The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars (“USD”). The Group manages this risk as follows:

(i)	Exposure to currency risk

The following table details the Group’s exposure at the end of the years presented to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in RMB, translated using the spot rate at the year-end date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.

	Exposure to foreign currencies
	As of December 31,
	USD	USD
	2022	2023
	RMB’000	RMB’000
Cash	11,379	306,677
Trade and other payables	(139,623)	(280,050)

Net exposure arising from recognized assets and liabilities	(128,244)	26,627

(ii)	Sensitivity analysis

The following table indicates the instantaneous change in the Group’s loss for the year and cumulative losses that would arise if foreign exchange rates to which the Group has significant exposure at the end of each year presented had changed at that date, assuming all other risk variables remained constant.

	As of December 31,
	2022		2023
	Increase/(decrease) in foreign exchange rates	(Increase)/decrease on loss for the year and accumulated losses	Increase/(decrease) in foreign exchange rates	(Increase)/decrease on loss for the year and accumulated losses
		RMB’000		RMB’000
USD	10%	(12,824)	10%	2,663
USD	(10%)	12,824	(10%)	(2,663)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ loss for the year and cumulative losses measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the end of the years presented for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of each year presented, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

(e)	Fair value measurement

(i)	Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group’s financial instruments measured at the end of the years presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

• Level 1 valuations:	Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

• Level 2 valuations:	Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

• Level 3 valuations:	Fair value measured using significant unobservable inputs.

The following table presents the Group’s financial assets and liabilities that are measured at fair value at the end of each year presented:

	As of December 31, 2022
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
- Financial assets at FVTPL	1,218,524	—	1,218,524	—
Liabilities
Financial liabilities measured at FVTPL
- Warrant liabilities	72,112	—	—	72,112

	As of December 31, 2023
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
- Financial assets at FVTPL	317,042	—	317,042	—

For the years ended December 31, 2021, 2022 and 2023, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the years presented in which they occur.

Financial instruments in level 2

Financial assets at FVTPL

The fair value of the financial assets in Level 2, is determined based on the unit price published on the counterparty bank’s or financial institution’s websites. The published unit price is the unit price at which a holder could redeem the fund units at the end of each year presented.

Financial assets at FVTPL consisted of the following:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Aggregated cost basis	1,165,256	258,587
Gross unrealized holding gain/(loss)	53,268	58,455

Aggregated fair value	1,218,524	317,042

The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31, 2021
	January 1, 2021	Purchase	Sell	Included in earnings	Foreign exchange effect	December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	607,962	520,273	(1,075,029)	3,479	(2,817)	53,868

	For the year ended December 31, 2022
	January 1, 2022	Purchase	Sell	Included in earnings	Foreign exchange effect	December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	53,868	2,041,173	(929,785)	7,731	45,537	1,218,524

	For the year ended December 31, 2023
	January 1, 2023	Purchase	Sell	Included in earnings	Foreign exchange effect	December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	1,218,524	1,965,328	(2,925,265)	42,960	15,495	317,042

Financial instruments in level 3

Financial liabilities measured at FVTPL

As disclosed in Note 27(b), the fair value of financial liabilities measured at FVTPL at the dates of issuance and balance sheet dates were determined by management with the assistance of a valuer using valuation techniques. The Group uses its judgments to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each year presented. The Group has used discounted cash flow method to determine the business value of the Group, followed by binomial option-pricing models to determine the fair value of convertible notes and warrant liabilities, which involved the use of significant accounting estimates and judgments.

Quantitative sensitivity analysis on the fair value changes of the financial liabilities measured at FVTPL is set out below. It is estimated that with all other variables held constant, an increase/decrease in the respective parameter would have impacts on the Group’s consolidated profit or loss and other comprehensive income for the years presented.

As of December 31,
2022
RMB’000
1% increase in risk-free interest rate	(239)
1% decrease in risk-free interest rate	248
10% increase in expected volatility	(70)
10% decrease in expected volatility	(144)

Major assumptions used in the valuation for the fair value of financial liabilities measured at FVTPL and its movement are presented in Note 27(b).

Financial assets designated at FVOCI

Financial assets designated at FVOCI represent investment in unlisted equity instruments, the fair value of unlisted equity instruments is determined using the price to book value ratios of comparable listed companies adjusted for lack of marketability discount. Major assumptions used in the valuation for the financial assets were presented as below:

	Valuation techniques	Significant unobservable inputs	Assumption
Unlisted equity instruments	Market approach	Discount for lack of marketability	20%

The movement of unlisted equity instruments during the years presented is set out as follows:

For the year ended December 31,
2021
RMB’000
As of January 1	12,579
Disposals	(4,366)
Net unrealized loss recognized in other comprehensive income	(8,213)

As of December 31	—

Any gains or losses arising from the remeasurement of the Group’s unlisted equity instruments not held for trading purposes are recognized in the fair value reserve in other comprehensive income. Upon disposal of the equity instruments, the amount accumulated in other comprehensive income is transferred directly to accumulated losses.

All of the financial assets designated at FVOCI have been disposed as of December 31, 2021.

(ii)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values as of December 31, 2021 and 2022, except for the preferred shares and other financial instruments subject to redemption and other preferential rights, for which their carrying amounts and fair value and the level of fair value hierarchy were disclosed as below:

			Fair value measurements as of December 31, 2022 categorized into
	Carrying amounts	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Preferred shares and other financial instruments subject to redemption and other preferential rights	7,017,554	8,719,083	—	—	8,719,083

			Fair value measurements as of December 31, 2023 categorized into
	Carrying amounts	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Preferred shares and other financial instruments subject to redemption and other preferential rights	8,181,722	11,181,388	—	—	11,181,388

The fair value of preferred shares and other financial instruments subject to redemption and other preferential rights was determined using the binominal option-pricing model. Assumptions used in the binominal option-pricing model were presented as below:

	As of December 31,
	2022	2023
Expected volatility	59.4%	53.8%
Risk-free interest rate (per annum)	4.2%	4.3%
Expected dividend yield	0%	0%
Expected term	1.0-4.0 years	2.5 years

(f)	Cash concentration

Cash, restricted cash, time deposits and financial assets at FVTPL, which are maintained at banks, consist of the following:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
RMB denominated:
Financial institutions in the PRC	834,339	528,980

USD denominated:
Financial institutions in the PRC	778,473	306,677
Financial institution in Hong Kong SAR	350,834	2,200,365
Financial institution in the U.S.	2,558,258	1,499,960
Financial institution in the Singapore	—	502
Financial institution in the Middle East	—	3,758

The bank deposits with financial institutions in the PRC are insured by the government authority up to RMB500,000. The bank deposits with financial institutions in the Hong Kong SAR are insured by the government authority up to HKD500,000. The bank deposits with financial institutions in the U.S. are insured by the government authority up to USD250,000. Total bank deposits amounted to RMB28.0 million and RMB37.0 million are insured as of December 31, 2022 and December 31, 2023, respectively. The Company has not experienced any losses in uninsured bank deposits. In March 2023, the failure of Silicon Valley Bank (SVB), at which the Company held cash, restricted cash and financial asset at FVTPL in multiple accounts, exposed the Company to significant credit risk prior to the completion by the Federal Deposit Insurance Corporation (FDIC) of the resolution of SVB in a manner that fully protected all depositors. The Group has completed transferring its accounts to one or more alternate depository institutions, the financial position of which management believes does not expose the Group to significant credit risk. Where possible, the Group will also continue to hold its excess cash in short-term investments and money market accounts to further limit exposure.

32	Principal subsidiaries

As of December 31, 2023, the Company’s principal subsidiaries were as follows:

Company Name	Place of incorporation /establishment	Group’s effective interest (direct or indirect)	Principal activities
WeRide Corp.	the U.S.	100%	Research and development of autonomous driving technology
WeRide HK	the PRC Hong Kong	100%	Holding company
Guangzhou Wenyuan	the PRC mainland	100%	Sales of autonomous driving products and provision of related services
Guangzhou Jingqi	the PRC mainland	100%*	Sales of autonomous driving products and provision of related services
Wenyuan Suxing (Jiangsu) Technology Co., Ltd.	the PRC mainland	100%	Sales of autonomous driving products and provision of related services
Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd.	the PRC mainland	100%	Sales of autonomous driving products and provision of related services
Wuxi WeRide Intelligent Technology Co., Ltd	the PRC mainland	100%	Sales of autonomous driving products and provision of related services

*

As set out in Note 1(b), Guangzhou Jingqi is the VIE that has been accounted for as consolidated subsidiary of the Company under the Contractual Arrangements before the VIE Reorganization completed in March 2023. Upon the completion of the VIE Reorganization, the VIE and its subsidiaries became wholly-owned subsidiaries of the Group.

33	Material related party transactions

(a)	Name and relationship with related parties

Name of related parties	Relationship with the Group
Dr. Tony Xu Han	Founder, Director and CEO
Mr. Yan Li	Co-founder, Director and Chief Technology Officer
Mr. Ziping Kuang	Director
Mohamed Albadrsharif Shaikh Abubaker Alshateri	Director
Mr. Jingzhao Wan	Director
Mr. Takao Asami	Director
Mr. Yibing Xu	Director
Mr. Hua Zhong	Senior Vice President
Ms. Jennifer Xuan Li	Senior Vice President
Mr. Huazhong Ning	Vice President
Mr. Qingxiong Yang	Vice President
Alliance Automotive R&D (Shanghai) Co., Ltd.	Affiliate of a shareholder
Zhengzhou Yutong Bus Co., Ltd.	Affiliate of a shareholder
Zhengzhou Yutong Heavy Industry Co., Ltd.	Affiliate of a shareholder
Yutong Heavy Equipment Co., Ltd.	Affiliate of a shareholder
Zhengzhou Yutong Mining Equipment Co., Ltd	Affiliate of a shareholder
Guangzhou Yuji Technology Co., Ltd.	Entity over which the Group has significant influence
Nissan Mobility Service Co., Ltd	Affiliate of a shareholder

(b)	Key management personnel compensation

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Short-term employment benefits (excluding discretionary bonus)	15,670	22,461	18,191
Discretionary bonus	9,421	15,083	7,396
Contributions to defined contribution retirement plans	166	268	264
Share-based compensation expenses	10,372	82,410	621,172

	35,629	120,222	647,023

(c)	Other transactions with related parties

In addition to the balances disclosed elsewhere in these consolidated financial statements, the Group entered into the following material related party transactions during the years presented:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Sales of goods to:
Zhengzhou Yutong Bus Co., Ltd	14,282	43,366	5,708
Zhengzhou Yutong Mining Equipment Co., Ltd	—	331	—
Zhengzhou Yutong Heavy Industries Co., Ltd.	4,167	—	—
Yutong Heavy Equipment Co., Ltd.	408	—	—
Alliance Automotive R&D (Shanghai) Co., Ltd.	—	1,276	4,510

	18,857	44,973	10,218

Service rendered to:
Alliance Automotive R&D (Shanghai) Co., Ltd.	17,481	7,647	9,154
Guangzhou Yuji Technology Co., Ltd.	—	603	—
Nissan Mobility Service Co., Ltd	—	—	5,744
Zhengzhou Yutong Bus Co., Ltd.	918	833	23,390

	18,399	9,083	38,288

Purchases of goods or services from:
Zhengzhou Yutong Bus Co., Ltd.	116,500	93,434	18,377
Guangzhou Yuji Technology Co., Ltd.	—	30,274	111,532
Zhengzhou Yutong Heavy Industry Co., Ltd.	3,380	75,428	—

	119,880	199,136	129,909

Payments made on behalf of customers to:
Guangzhou Yuji Technology Co., Ltd.	—	—	34,848

	—	—	34,848

(d)	Balances with related parties

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Amounts due from related parties
Trade receivables from:
Alliance Automotive R&D (Shanghai) Co., Ltd.	2,537	3,252
Zhengzhou Yutong Bus Co., Ltd.	1,200	26,218
Less: loss allowance	(1,255)	(2,547)

Trade receivables, net of loss allowance	2,482	26,923

Prepayments to:
Guangzhou Yuji Technology Co., Ltd.	640	—

	3,122	38,018

Amounts due to related parties
Trade and other payables to:
Zhengzhou Yutong Bus Co., Ltd.	932	35,009
Zhengzhou Yutong Heavy Industry Co., Ltd.	16,900	—
Nissan Mobility Service Co., Ltd	—	425
Guangzhou Yuji Technology Co., Ltd.	7,000	42,393

	24,832	77,827

As of December 31, 2022 and 2023, amounts due from related parties are unsecured, interest-free and repayable on demand.

34	Company level financial position

The following parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of preferred shares and other financial instruments subject to redemption and other preferential rights of the Company, except for those, which have been separately disclosed in the consolidated financial statements:

(a)	Condensed Statements of Profit or Loss

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Administrative expenses	(10,169)	(16,440)	(11,095)

Operating loss	(10,169)	(16,440)	(11,095)
Other finance costs	(1,436)	—	—
Other income	—	—	6,353
Inducement charges of warrants	—	(125,213)	—
Fair value changes of financial liabilities measured at FVTPL	(259,872)	25,308	(4,549)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(268,142)	(479,210)	(554,048)
Share of loss from subsidiaries and VIE	(467,632)	(702,941)	(1,385,762)

Loss before taxation	(1,007,251)	(1,298,496)	(1,949,101)

Income tax	—	—	—

Loss for the year	(1,007,251)	(1,298,496)	(1,949,101)

(b)	Condensed Statements of Financial Position

	As of December 31,
	2022	2023
	RMB’000	RMB’000
ASSETS
Investment in subsidiaries and VIE
-Amounts due from subsidiaries and VIE	3,685,091	4,332,839

Non-current assets	3,685,091	4,332,839

Prepayments and other receivables	271	689
Subscription receivables	—	43,924
Cash	1,326,502	770,140

Current assets	1,326,773	814,753

Total assets	5,011,864	5,147,592

DEFICIT IN EQUITY
Ordinary shares	8	8
Series Seed-1 Convertible Preferred Shares	5	5
Series Seed-2 Convertible Preferred Shares	4	4
Series A Convertible Preferred Shares	6	6
Share premium	1,061,570	1,104,120
Reserves	1,140,635	2,110,151
Accumulated losses	(4,132,676)	(6,114,544)
Treasury shares	(151,668)	(151,668)

Total deficit	(2,082,116)	(3,051,918)

LIABILITIES
Preferred shares and other financial instruments subject to redemption and other preferential rights	7,017,554	8,181,722

Non-current liabilities	7,017,554	8,181,722

Other payables, deposits received and accrued expenses	4,314	17,788
Financial liabilities measured at FVTPL	72,112	—

Current liabilities	76,426	17,788

Total liabilities	7,093,980	8,199,510

Total deficit and liabilities	5,011,864	5,147,592

(c)	Condensed Statements of Cash Flow

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(7,639)	(10,848)	(7,659)
Net cash used in investing activities	(1,229,146)	(2,634,633)	(1,663,084)
Net cash generated from financing activities	2,343,121	2,782,671	1,095,129

Net increase in cash	1,106,336	137,190	(575,614)

Cash as of January 1	14,338	1,084,196	1,326,502
Effect of foreign exchange rate changes	(36,478)	105,116	19,252

Cash as of December 31	1,084,196	1,326,502	770,140

35	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2023

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended 31 December 2023 and have not been adopted in these consolidated financial statements. These developments include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IAS 1, Classification of liabilities as current or non-current	1 January 2024
Amendments to IAS 1, Non-current liabilities with covenants	1 January 2024
Amendments to IFRS 16, Lease Liability in a sale and Leaseback	1 January 2024
Amendments to IAS 7 and IFRS 7, Supplier finance arrangements	1 January 2024
Amendments to IAS 21, Lack of exchangeability	1 January 2025
Amendments to IFRS 10 and IAS 28, Sale or contribution of assets between an investor and its associate or joint venture	Available for optional adoption/effective date deferred indefinitely

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

36	Subsequent events

Management has considered subsequent events through May 30, 2024, which was the date the consolidated financial statements were issued.

In May 2024, the Company entered into an amendment with a holder of an other financial instruments subject to redemption and other preferential rights, pursuant to which both parties agreed to reduce the number of subscribed Series D Preferred Shares from 1,133,534 to 429,369 at a per share purchase price of US$4.6580 with an aggregate exercise price of US$3,280,000.

In January 2024, the Group entered into two purchase agreements with its OEM partners, pursuant to which the Group will purchase vehicles manufactured by its OEM partners with an aggregated purchase amount of approximately RMB133.0 million in 2024 and 2025. As of May 30, 2024, the Group has paid RMB62.7 million under these vehicle purchase agreements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime.

Our post-offering amended and restated memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.2 to this Registration Statement, we have agreed to indemnify our directors and senior officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Tianjin Wenze Equity Investment Fund Partnership (Limited Partnership)	June 30, 2021	4,731,960	US$5,000,000

Nanjing Jianye Jushi Technology Innovation Growth Fund Partnership (Limited Partnership)	September 1, 2021	1,892,780	US$2,000,000

Guangzhou Hengdazhixing Industrial Investment Fund Partnership (Limited Partnership)	July 12, 2022	1,892,780	US$2,000,000

Guangqizhixing Holdings Limited	June 30, 2023	1,763,689	US$6,000,000

Series Seed-1 Preferred Shares
Homeric Spirit HK Limited Partnership Fund	January 20, 2022	286,246	US$1,000,000

Zto Ljf Holding Limited	January 20, 2022	882,382	US$3,082,602

Series A Preferred Shares
EverestLu Holding Limited	June 3, 2021	1,000,000	US$994,265

Alliance Ventures B.V.	May 29, 2023	4,400,229	US$4,400.23

Shenzhen Yuanan Fule Investment Center Ltd	September 13, 2023	8,142,630	US$8,095,932.02

Series B-1 Preferred Shares
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Center (Limited Partnership)	June 17, 2021	66,247,450	US$100,000,000

Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership	June 15, 2022	66,247,450	US$100,000,000

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series B-2 Preferred Shares
Shanghai Zhicai Enterprise Management Consulting Partnership (Limited Partnership), Guangzhou Flower City Venture Partnership Limited (Limited Partnership) and Guangdong-Zhuhai- Macao (Zhuhai) Frontier Industry Equity Investment Fund (Limited Partnership)	June 2021	9,560,580	US$14,940,983

Zto Ljf Holding Limited	January 20, 2022	1,693,830	US$5,917,395

Series B-3 Preferred Shares
Guangzhou Ruosi Investment Partnership (Limited Partnership), Tianjin Wenze Equity Investment Fund Partnership (Limited Partnership), Nanjing Jianye Jushi Technology Innovation Growth Fund (Limited Partnership), Shanghai Daining Business Management Partnership (Limited Partnership), Anhui Hongxinli Equity Investment Partnership (Limited Partnership) and Guangzhou Hengdazhixing Industrial Investment Fund Partnership (Limited Partnership)	Various dates from June 2021 to July 2022	18,855,050	US$37,000,000

Series C-1 Preferred Shares
LeadingView Holdings Limited, EverestLu Holding Limited, ProRide Holdings Limited, Yangtze Global Growth Fund SPC - Costone NO.1 SP and Alliance Ventures B.V.	June 3, 2021	30,352,737	US$115,650,000

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series D Preferred Shares
China-UAE Investment Cooperation Fund, L.P., Allindrive Capital (Cayman) Limited, Catalpa Investments, MOMENTUM VENTURE CAPITAL PTE. LTD., CCB International Overseas Limited and Robert Bosch GmbH	Various dates from January 20, 2022 to June 15, 2022	39,716,614	US$185,000,000

Hainan Kaiyi Investment Partnership (Limited Partnership)	December 2, 2022	3,220,266	US$15,000,000

China-UAE Investment Cooperation Fund, L.P.	December 28, 2022	10,734,220	US$50,000,000

Hainan Huifuchangyuan Equity Investment Fund Partnership (Limited Partnership)	January 19, 2023	1,524,259	US$7,099,998.42

Series D+ Preferred Shares
Sailing Innovation Inc	November 28, 2023	7,495,687	US$37,800,000

CDBC MANUFACTURING TRANSFORMATION AND UPGRADING FUND	December 26, 2023	14,934,910	US$70,000,000

Warrants
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP)	June 3, 2021	6,624,745 Series B-1 preferred shares	US$100,000,000

Hainan Kaiyi Investment Partnership (Limited Partnership)	January 20, 2022	3,220,266 Series D preferred shares	US$15,000,000

Shanghai Huitianfu Yijian Equity Investment Management Co., Ltd.	January 20, 2022	1,610,133 Series D preferred shares	US$7,500,000

Guangzhou Yuexiu Jinchan III Equity Investment Partnership (Limited Partnership)	January 20, 2022	2,146,844 Series D preferred shares	US$10,000,000

Guangzhou Zhiruo Investment Partnership (Limited Partnership)	January 20, 2022	345,234 Series D preferred shares	US$1,608,100

China-UAE Investment Cooperation Fund, L.P.	January 20, 2022	10,734,220 Series D preferred shares	US$50,000,000

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Allindrive Capital (Cayman) Limited	January 20, 2022	10,734,220 Series D preferred shares	US$50,000,000

Catalpa Investments	January 20, 2022	2,146,844 Series D preferred shares	US$10,000,000

Hainan Kaiyi Investment Partnership (Limited Partnership)	January 20, 2022	2,146,844 Series D preferred shares	US$10,000,000

Xiamen Hechuang Junteng Investment Partnership (Limited Partnership)	March 1, 2022	1,133,534 Series D preferred shares or ordinary shares	US$5,280,000

National Development and Manufacturing Industry Transformation and Upgrading Fund (Limited Partnership)	October 31, 2022	11,834,910 Series D+ preferred shares	US$59,682,280

National Development and Manufacturing Industry Transformation and Upgrading Fund (Limited Partnership)	October 31, 2022	3,100,000 Series D+ preferred shares	US$10,317,730

Options
Certain directors, officers and employees	Various dates from February 2020 to December 2024	126,102,794	Services provided by the respective grantees

Restricted Share Units
Certain directors, officers and employees	Various dates from June 2018 to May 2020	265,425,060	Services provided by the respective grantees

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-9 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(2) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(3) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

WeRide Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1**	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Class A ordinary shares

4.3*	Form of Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Receipts

4.4**	Sixth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated October 29, 2022

4.5**	Sixth Amended and Restated Right of First Refusal and Co-sale Agreement among the Registrant and other parties thereto dated October 29, 2022

5.1*	Opinion of Travers Thorp Alberga regarding the validity of the Class A ordinary shares being registered

8.1*	Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1**	2018 Share Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officer

10.4**	Series D+ Preferred Share and Warrant Purchase Agreement among the Registrant and the other parties thereto, dated October 29, 2022

10.5*	English translation of form of Purchase Agreement between Yutong Bus Co., Ltd. and WFOE, and a schedule of all executed Purchase Agreements adopting the same form

10.6*	English translation of Autonomous Driving Project Cooperation and Purchase Agreement between Yutong Bus Co., ltd. and WFOE, dated November 15, 2022

Exhibit Number	Description of Document

10.7*	English translation of form of Service Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, and a schedule of all executed Service Agreements adopting the same form

10.8*	Service Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, dated December 20, 2022

10.9*	Master Service Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, dated November 1, 2022

10.10*	Goods Purchase Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, dated July 31, 2023

10.11*	English translation of High-precision Map Procurement and Service Framework Agreement between Guangzhou Jingqi and Guangzhou Yuji Technology Co., Ltd., dated February 28, 2022

10.12*	Data Service Framework Agreement between Guangzhou Yuji Technology Co., Ltd. and WFOE, dated October 8, 2022

10.13*	Cooperation Agreement between Bosch Automotive Products (Suzhou) Co., Ltd. and WFOE, dated May 24, 2022

10.14*	Service Agreement, dated October 8, 2022, and its Supplementary Agreement, dated July 25, 2023, each between Bosch Automotive Products (Suzhou) Co., Ltd. and WFOE

10.15*	Service Agreement between Nissan Mobility Services Co., Ltd. and WFOE, dated December 1, 2022

10.16*	Amendment to Warrant, dated May 30, 2024, between the Registrant and Xiamen Hechuang Junteng Investment Partnership (Limited Partnership)

21.1*	Principal Subsidiaries of the Registrant

23.1*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Travers Thorp Alberga (included in Exhibit 5.1)

23.3*	Consent of Commerce & Finance Offices (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Commerce & Finance Offices regarding certain PRC law matters

99.3*	Consent of China Insights Industry Consultancy Limited

99.4**	Representations under Item 8.A.4 of Form 20-F

107*	Filing Fee Table

*	To be filed by amendment.
**	Submitted previously.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, China, on      , 2024.

WeRide Inc.

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Tony Xu Han and Jennifer Xuan Li as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name: Tony Xu Han	Director and Chief Executive Officer (Principal Executive Officer)	, 2024

Name: Yan Li	Director	, 2024

Name: Duane Ziping Kuang	Director	, 2024

Name: Mohamed Albadrsharif Shaikh Abubaker Alshateri	Director	, 2024

Name: Jingzhao Wan	Director	, 2024

Name: Takao Asami	Director	, 2024

Name: Yibing Xu	Director	, 2024

Name: Jennifer Xuan Li	Senior Vice President (Principal Financial and Accounting Officer)	, 2024

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of WeRide Inc., has signed this registration statement or amendment thereto in     , United States on      , 2024.

Authorized U.S. Representative

By:
Name:
Title: